1/19

07022740

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fortis SA NV

*CURRENT ADDRESS

PROCESSED

APR 2 3 2007

THOMSON FINANCIAL

**FORMER NAME BEST AVAILABLE COPY

**NEW ADDRESS

FILE NO. 82- 05234 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/19/07



Fortis SA NV

FORTIS

Financial Statements 2006

Contents

Introduction

The Fortis Financial Statements 2006 comprise the audited Fortis Consolidated Financial Statements 2006, with comparative figures for 2005 and 2004, prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. The Fortis Consolidated Financial Statements include Fortis SA/NV and Fortis N.V. (Parent Companies) and their subsidiaries. This document further includes the Report of the Board of Directors of Fortis SA/NV and Fortis N.V., as well as the audited financial statements of Fortis SA/NV, prepared in accordance with the legal and regulatory requirements applicable in Belgium and the audited financial statements of Fortis N.V., prepared in accordance with the legal and regulatory requirements applicable in the Netherlands.

The Fortis Financial Statements 2006, together with the Annual Review 2006, constitute the Fortis Annual Report 2006. In addition to these documents, Fortis publishes an annual Statistical Review on its figures for the past ten years.

All amounts reported in the tables of these financial statements are denominated in millions of euros, unless stated otherwise. Because figures have been rounded off, small differences can occur in comparison with previously reported figures. Certain reclassifications have been made to the prior year's Consolidated Financial Statements to conform to the current period's presentation.

Fortis Consolidated Financial Statements 2006

Consolidated balance sheet

(before appropriation of profit)

	Note	31 December 2006	31 December 2005	31 December 2004
Assets				
Cash and cash equivalents	15	20,413	21,822	25,020
Assets held for trading	16	70,215	62,705	60,320
Due from banks	17	90,131	81,002	64,197
Due from customers	18	286,459	280,759	227,834
Investments:	19			
- Held to maturity		*4,505*	*4,670*	*4,721*
- Available for sale		*186,428*	*179,020*	*153,543*
- Held at fair value through profit or loss		*6,600*	*5,127*	*3,391*
- Investment property		*3,047*	*2,546*	*2,304*
- Associates and joint ventures		*1,854*	*1,706*	*2,209*
		202,434	193,069	166,168
Investments related to unit-linked contracts		28,749	25,667	16,853
Reinsurance and other receivables	20	9,187	9,557	6,545
Property, plant and equipment	21	3,522	3,197	3,133
Goodwill and other intangible assets	22	2,261	1,922	672
Accrued interest and other assets	23	61,858	49,294	43,343
Total assets		**775,229**	**728,994**	**614,085**
Liabilities				
Liabilities held for trading	16	64,308	50,562	51,483
Due to banks	24	177,481	175,183	121,037
Due to customers	25	259,258	259,064	224,583
Liabilities arising from insurance and investment contracts	26	59,764	56,109	48,940
Liabilities related to unit-linked contracts	27	29,156	26,151	17,033
Debt certificates	28	90,686	77,266	71,777
Subordinated liabilities	29	15,375	13,757	13,345
Other borrowings	30	2,149	1,699	2,861
Provisions	31	817	907	852
Current and deferred tax liabilities	32	2,733	3,629	3,464
Accrued interest and other liabilities	33	51,951	45,011	43,033
Total liabilities		**753,678**	**709,338**	**598,408**
Shareholders' equity	4	20,644	18,929	15,337
Minority interests	5	907	727	340
Total equity		**21,551**	**19,656**	**15,677**
Total liabilities and equity		**775,229**	**728,994**	**614,085**

Consolidated income statement

	Note	2006	2005	2004
Income				
Interest income	36	72,583	66,845	54,223
Insurance premiums	37	13,984	12,919	11,576
Dividend and other investment income	38	996	918	845
Share in result of associates and joint ventures		198	157	204
Realised capital gains (losses) on investments	39	1,137	1,642	1,580
Other realised and unrealised gains and losses	40	1,362	878	(940)
Fee and commission income	41	3,734	3,124	2,733
Income related to investments for unit-linked contracts		1,929	3,224	1,129
Other income	42	679	712	577
Total income		**96,602**	**90,419**	**71,927**
Expenses				
Interest expense	43	(65,121)	(60,227)	(47,966)
Insurance claims and benefits	44	(13,151)	(11,788)	(10,721)
Charges related to unit-linked contracts		(2,374)	(3,709)	(1,092)
Change in impairments	45	(194)	(235)	(380)
Fee and commission expense	46	(1,922)	(1,615)	(1,516)
Depreciation and amortisation of tangible and intangible assets	47	(576)	(548)	(469)
Staff expenses	48	(4,485)	(4,291)	(3,778)
Other expenses	49	(3,336)	(2,856)	(3,116)
Total expenses		**(91,159)**	**(85,269)**	**(69,038)**
Profit before taxation		**5,443**	**5,150**	**2,889**
Income tax expense	50	(1,030)	(1,164)	(510)
Net profit for the period		**4,413**	**3,986**	**2,379**
Net profit attributable to minority interests		62	45	26
Net profit attributable to shareholders		**4,351**	**3,941**	**2,353**
Per share data (EUR)	6			
Basic earnings per share		3.38	3.07	1.84
Diluted earnings per share		3.32	3.03	1.83

Consolidated statement of changes in equity

	Share Capital	Share Premium reserve	Other reserves	Currency translation reserve	Net profit attributable to shareholders	Unrealised gains and losses	Shareholders' equity	Minority interests	Total
Balance at 1 January 2005	**6,307**	**11,708**	**(8,622)**	**(100)**	**2,353**	**3,691**	**15,337**	**340**	**15,677**
Net profit for the period					3,941		3,941	45	3,986
Revaluation of investments						1,402	1,402	9	1,411
Foreign exchange differences			5	122		3	130	6	136
Other non-owner changes in equity			14			51	65		65
Total non-owner changes in equity			*19*	*122*	*3,941*	*1,456*	*5,538*	*60*	*5,598*
Transfer			2,353		(2,353)				
Dividend			(2,012)				(2,012)	(20)	(2,032)
Increase of capital		10					10		10
Treasury shares			56				56		56
Other changes in equity								347	347
Balance at 31 December 2005	**6,307**	**11,718**	**(8,206)**	**22**	**3,941**	**5,147**	**18,929**	**727**	**19,656**
Net profit for the period					4,351		4,351	62	4,413
Revaluation of investments						(1,103)	(1,103)	(13)	(1,116)
Foreign exchange differences				(168)		(15)	(183)	(7)	(190)
Other non-owner changes in equity			(20)				(20)		(20)
Total non-owner changes in equity			*(20)*	*(168)*	*4,351*	*(1,118)*	*3,045*	*42*	*3,087*
Transfer			3,941		(3,941)				
Dividend			(1,574)				(1,574)	(36)	(1,610)
Increase of capital	9	65					74		74
Treasury shares			170				170		170
Other changes in equity								174	174
Balance at 31 December 2006	**6,316**	**11,783**	**(5,689)**	**(146)**	**4,351**	**4,029**	**20,644**	**907**	**21,551**

The impact of acquisitions and divestments on Minority interests is included in the line Other changes in equity. Changes in equity are described in greater detail in note 4 and note 5.

Consolidated cash flow statement

	2006	2005	2004
Cash and cash equivalents at 1 January	**21,822**	**25,020**	**21,535**
Profit before taxation	5,443	5,150	2,889
Adjustment to reconcile profit to cash generated by operating activities:			
Net realised (gains) losses on sales	(1,272)	(1,701)	(1,538)
Net (un)realised (gains) losses	(1,293)	(262)	(177)
Income of associates and joint ventures (net of dividends received)	(117)	(97)	(140)
Depreciation and amortisation	832	967	792
Provisions and impairments	184	399	478
Share based compensation expense	23	12	16
Changes in operating assets and liabilities:			
Assets and liabilities held for trading	6,601	(3,605)	(4,288)
Due from banks	(9,116)	(16,593)	17,824
Due from customers	(8,160)	(46,043)	(46,694)
Reinsurance and other receivables	315	(2,457)	5,172
Due to banks	1,827	52,560	2,392
Due to customers	1,347	27,476	26,446
Liabilities related to insurance and investment contracts	3,521	4,493	2,646
Net changes in all other operational assets and liabilities	(2,068)	(7,022)	2,180
Income tax paid	(905)	(1,023)	(554)
Cash flow from operating activities	**(2,838)**	**12,254**	**7,444**
Purchase of investments	(103,299)	(73,732)	(62,236)
Proceeds from sales and redemptions of investments	89,520	56,848	50,937
Purchases of investment property	(1,094)	(387)	(350)
Proceeds from sales of investment property	594	176	208
Investments in associates and joint ventures	(241)	(137)	(407)
Proceeds from sales of associates and joint ventures	104	1,206	44
Purchases of property, plant and equipment	(605)	(369)	(410)
Proceeds from sales of property, plant and equipment	89	165	105
Acquisition of subsidiaries, net of cash acquired	(340)	(1,112)	(50)
Divestments of subsidiaries, net of cash sold	11		1,470
Purchase of intangible assets	(136)	(142)	(80)
Proceeds from sales of intangible assets		6	1
Cash flow from investing activities	**(15,397)**	**(17,478)**	**(10,768)**
Proceeds from the issuance of debt certificates	61,592	60,794	45,514
Payment of debt certificates	(45,234)	(57,663)	(38,012)
Proceeds from the issuance of subordinated liabilities	3,175	2,081	2,189
Payment of subordinated liabilities	(1,791)	(1,546)	(1,323)
Proceeds from the issuance of other borrowings	1,687	1,148	7,293
Payment of other borrowings	(1,247)	(962)	(7,736)
Proceeds from the issuance of shares (including minority interests)	229	1	45
Purchases of treasury shares	(931)	(751)	(878)
Sales of treasury shares	1,101	807	1,114
Dividends paid	(1,605)	(2,006)	(1,175)
Repayment of capital (including minority interests)			(200)
Cash flow from financing activities	**16,976**	**1,903**	**6,831**
Foreign exchange differences on cash and cash equivalents	(150)	123	(22)
Cash and cash equivalents at 31 December	**20,413**	**21,822**	**25,020**
Supplementary disclosure of operating cash flow information			
Interest received	*67,321*	*65,269*	*47,129*
Dividend received	*399*	*344*	*264*
Interest paid	*(59,981)*	*(59,305)*	*(41,479)*

General Notes

1 Legal Structure

Fortis's two Parent Companies are Fortis SA/NV, incorporated in Belgium with its registered office at Rue Royale / Koningsstraat 20, Brussels, Belgium and Fortis N.V., incorporated in the Netherlands with its registered office at Archimedeslaan 6, Utrecht, the Netherlands. The parent companies own, on a 50/50 basis, all shares of two holding companies, Fortis Brussels SA/NV and Fortis Utrecht N.V. The holding companies are shareholders in operating companies and service companies, either directly or indirectly through subsidiaries.



Structure of Fortis
Fortis SA/NV
Fortis N.V.
50%
50%
50%
50%
Fortis Brussels SA/NV
Fortis Utrecht N.V.
Fortis Bank SA/NV
Fortis Insurance N.V.

The Consolidated Financial Statements include the Financial Statements of Fortis SA/NV and Fortis N.V. (the 'Parent Companies') and all of their subsidiaries. In combining the financial statements of Fortis SA/NV and Fortis N.V., Fortis has opted for consortium accounting in order to reflect its Banking and Insurance activities in the most reliable manner.

A list of all group companies and other participating interests has been filed with the National Bank of Belgium in Brussels and with the commercial register of the Chamber of Commerce in Utrecht. The list is available upon request, free of charge, from Fortis in Brussels and Utrecht.

When purchasing a Fortis share, shareholders effectively acquire a unit that comprises one ordinary Fortis SA/NV share and one ordinary Fortis N.V. share. The Fortis share has primary listings on the primary market of Euronext Brussels and on the Official Segment of the Stock market of Euronext Amsterdam. It is possible to trade the Fortis share on both markets, and also to buy on one market and sell on the other. Fortis also has a secondary listing on the Luxembourg Stock Exchange and a sponsored ADR programme in the United States.

2 Accounting policies

2.1 General

The Fortis consolidated financial statements, including the 2005 and 2004 comparative figures, are prepared in accordance with IFRSs – including International Accounting Standards ('IAS') and Interpretations – at 31 December 2006 and as adopted by the European Union. For IAS 39, Financial Instruments: Recognition and Measurement, this takes into account the exclusion regarding hedge accounting (the so-called 'carve-out') decreed by the European Union on 19 November 2004.

Where accounting policies are not specifically mentioned below, reference should be made to the IFRSs as adopted by the European Union.

2.2 Accounting estimates

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying these accounting policies. Actual results may differ from those estimates and judgemental decisions.

Judgements and estimates are principally made in the following areas:
- estimation of the recoverable amount of impaired assets
- determination of fair values of non-quoted financial instruments
- determination of the useful life and the residual value of property, plant and equipment, investment property and intangible assets
- measurement of liabilities for insurance contracts
- actuarial assumptions related to the measurement of pension obligations and assets
- estimation of present obligations resulting from past events in the recognition of provisions.

2.3 Changes in accounting policies

The accounting policies used to prepare these 2006 consolidated annual financial statements are consistent with those applied for the year ended 31 December 2005.

On 11 January 2006 the European Commission endorsed IFRS 7, *Financial Instruments: Disclosures*, as well as some changes to other standards. IFRS 7 will be applied by Fortis as from the financial year 2007 and will have an impact on disclosures, but not on recognition or measurement. Changes in other standards had no material impact on Fortis.

On 12 January 2006 the IASB published IFRIC 8, *Scope of IFRS 2* and on 1 March 2006 IFRIC 9, *Reassessment of embedded derivatives*. These were endorsed by the European Commission on 8 September 2006. Neither of these had a material impact on Fortis in 2006.

On 8 May 2006 the European Commission endorsed IFRIC 7, *Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies*, and the Amendment to IAS 21, *The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation.* Neither of these had a material impact on Fortis in 2006.

On 20 July 2006 the IASB published IFRIC 10, *Interim Financial Reporting and Impairment*. This interpretation is already in line with the accounting policies of Fortis.

The IASB has also published two IFRICs and an IFRS that will only be applicable as from 2008/2009:

IFRIC 11, *IFRS 2: Group and Treasury Share Transactions*, published on 2 November 2006, applicable as from the financial year 2008.
IFRIC 12, *Service Concession Agreements*, published on 30 November 2006, applicable as from the financial year 2008.
IFRS 8, *Operating Segments*, published on 30 November 2006, applicable as from the financial year 2009.

2.4 Segment reporting

Primary reporting format – business segments
The primary format for reporting segment information is based on business segments. Fortis's reportable business segments represent groups of assets and operations engaged in providing financial products or services, which are subject to differing risks and returns.

Fortis's core activities are **banking** and **insurance**. As such, Fortis was organised on a world-wide basis into six business segments:

- Retail Banking
- Merchant Banking
- Commercial & Private Banking
- Insurance Belgium
- Insurance Netherlands
- Insurance International.

Activities not related to banking or insurance and elimination differences are reported separately from the banking and Insurance activities.

Transactions or transfers between the business segments are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

On 12 October 2006 Fortis announced that it would implement organisational changes to support the evolution of its growth strategy. The modified organisation is fully operational as of 1 January 2007. Fortis will start to report according to the new organisational structure as of the first quarter of 2007.

Secondary reporting format – geographical segments
A geographical segment is engaged in providing products or services within a particular economic environment subject to risks and returns that are different from those of segments operating in other economic environments.

Fortis's geographical segments for reporting purposes are as follows:

- Benelux (Belgium, the Netherlands, Luxembourg)
- Other European Countries
- North America
- Asia
- Other.

2.5 Consolidation principles

Subsidiaries

The consolidated financial statements include those of Fortis SA/NV and Fortis N.V. (the 'Parent Companies') and their subsidiaries. Subsidiaries are those companies, of which Fortis, either directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities ('control'). Subsidiaries are consolidated from the date on which effective control is transferred to Fortis and are no longer consolidated from the date that control ceases. Subsidiaries acquired exclusively with a view to resale are accounted for as non-current assets held for sale (see 2.22).

In combining the financial statements of Fortis SA/NV and Fortis N.V., Fortis has opted for consortium accounting in order to reflect its Banking and Insurance activities in the most reliable manner. The EU 7th directive dated 13 June 1983 (83/349/EEC), states that a Member State may require to draw up consolidated financial statements if the relevant entities are managed on a unified basis or the administrative, management or supervisory bodies of the entities concerned consist for the major part of the same persons in office during the year. This is required in Belgium under art. 111 of the Belgian Company Act and in the Netherlands under the Dutch Civil Code, Part 9, Book 2, article 406.1.

Fortis sponsors the formation of Special Purpose Entities ('SPEs') primarily for the purpose of asset securitisation transactions, structured debt issuance, or to accomplish another well-defined objective. Some of the SPEs are bankruptcy-remote companies whose assets are not available to settle the claims of Fortis. SPEs are consolidated if in substance they are controlled by Fortis.

Intercompany transactions, balances and gains and losses on transactions between the Fortis companies are eliminated. Minority interests in the net assets and net results of consolidated subsidiaries are shown separately on the balance sheet and income statement. Minority interests are stated at the fair value of the net assets at the date of acquisition. Subsequent to the date of acquisition, minority interests comprise the amount calculated at the date of acquisition and the minority's share of changes in equity since the date of acquisition.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether Fortis controls another entity.

Joint ventures

Investments in joint ventures are accounted for using the equity method. Joint ventures are contractual agreements whereby Fortis and other parties undertake an economic activity that is subject to joint control.

Associates

Investments in associates are accounted for using the equity method. These are investments where Fortis has significant influence, but which it does not control. The investment is recorded at the Fortis's share of the net assets of the associate. The ownership share of net income for the year is recognised as investment income and Fortis's share in the investment's post-acquisition direct equity movements are recognised in equity. Gains on transactions between Fortis and investments accounted for using the equity method are eliminated to the extent of Fortis's interest. Losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Adjustments are made to the financial statements of the associates to ensure consistent accounting policies across Fortis.

Losses are recognised until the carrying amount of the investment is reduced to nil and further losses are only recognised to the extent that Fortis has incurred legal or constructive obligations or made payments on behalf of an associate.

2.6 Foreign currency

The consolidated financial statements are stated in euros, which is the functional currency of the Parent Companies of Fortis.

Foreign currency transactions

For individual entities of Fortis, foreign currency transactions are accounted for using the exchange rate at the date of the transaction.

Outstanding balances in foreign currencies at year end are translated at year end exchange rates for monetary items.

Translation of non-monetary items depends on whether the non-monetary items are carried at historical cost or at fair value. Non-monetary items carried at historical cost are translated using the historical exchange rate that existed at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate on the date that the fair values are determined.

The resulting exchange differences are recorded in the income statement as foreign currency gains (losses), except for those non-monetary items whose fair value change is recorded as a component of equity.

The distinction between exchange differences (recognised in the income statement) and unrealised fair value results (recognised in equity) on available-for-sale financial assets is determined according to the following rules:

- the exchange differences are determined based on the evolution of the exchange rate calculated on the previous balances in foreign currency
- the unrealised (fair value) results are determined based on the difference between the balances in euros of the previous and the new period, converted at the new exchange rate.

Foreign currency translation

On consolidation, the income statement and cash flow statement of entities whose functional currency is not denominated in euros are translated into the presentation currency of Fortis (euros), at average daily exchange rates for the current year (or exceptionally at the exchange rate at the date of the transaction if exchange rates fluctuate significantly) and their balance sheets are translated using the exchange rates prevailing at the balance sheet date. Translation exchange differences are recognised in equity under the heading 'currency translation reserve'. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

Exchange differences arising on monetary items, borrowings and other currency instruments, designated as hedges of a net investment in a foreign entity are recorded in equity (under 'currency translation reserve') in the consolidated financial statements, until the disposal of the net investment, except for any hedge ineffectiveness that is immediately recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate on the balance sheet date. All resulting differences are recognised in equity under the heading ‘currency translation reserve’ until disposal of the foreign entity when a recycling to the income statement takes place.

2.7 Trade and settlement date

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, which is the date when Fortis becomes a party to the contractual provisions of the financial assets.

Forward purchases and sales other than those requiring delivery within the time frame established by regulation or market convention are recognised as derivative forward transactions until settlement.

2.8 Offsetting

Financial assets and liabilities are offset and the net amount reported on the balance sheet if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.9 Classification and measurement of financial assets and liabilities

Fortis classifies financial assets and liabilities based on the business purpose of entering into these transactions.

Financial assets
Consequently, financial assets are classified as assets held for trading, investments, due from banks and due from customers.

The measurement and income recognition in the income statement depend on the IFRS classification of the financial assets, being: (a) loans and receivables; (b) held-to-maturity investments; (c) financial assets at fair value through profit or loss and (d) available-for-sale financial assets. This IFRS classification determines the measurement and recognition as follows:

a) Loans and receivables are initially measured at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation in the income statement.

b) Held-to-maturity investments consist of instruments with fixed or determinable payments and fixed maturity for which the positive intent and ability to hold to maturity is demonstrated. They are initially measured at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation recorded in the income statement.

c) Financial assets at fair value through profit or loss include:
   (i) financial assets held for trading, including derivative instruments that do not qualify for hedge accounting
   (ii) financial assets that Fortis has irrevocably designated at initial recognition or first-time adoption of IFRS as held at fair value through profit or loss, because:
      - the host contract includes an embedded derivative that would otherwise require separation
      - it eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch')
      - it relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis.

d) Available-for-sale financial assets are those that are otherwise not classified as loans and receivables, held-to-maturity investments, or financial assets designated at fair value through profit or loss. Available-for-sale financial assets are initially measured at fair value (including transaction costs), and are subsequently measured at fair value with unrealised gains or losses from fair value changes reported in equity.

Financial liabilities
Financial liabilities are classified as liabilities held for trading, due to banks, due to customers, debt certificates, subordinated liabilities and other borrowings.

The measurement and recognition in the income statement depends on the IFRS classification of the financial liabilities, being: (a) financial liabilities at fair value through profit or loss, and (b) other financial liabilities. This IFRS classification determines the measurement and recognition in the income statement as follows:

a) Financial liabilities at fair value through profit or loss include:
   (i) financial liabilities held for trading, including derivative instruments that do not qualify for hedge accounting
   (ii) financial liabilities that Fortis has irrevocably designated at initial recognition or first-time adoption of IFRS as held at fair value through profit or loss, because
      - the host contract includes an embedded derivative that would otherwise require separation
      - it eliminates or significantly reduces a measurement or recognition inconsistency ('accounting mismatch')
      - it relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis.

b) Other financial liabilities are initially recognised at fair value (including transaction costs) and subsequently measured at amortised cost using the effective interest method, with the periodic amortisation recorded in the income statement.

2.10 Fair value of financial instruments

The fair value of a financial instrument is determined based on quoted prices in active markets. When quoted prices in active markets are not available, valuation techniques are used. Valuation techniques make maximum use of market inputs but are affected by the assumptions used, including discount rates and estimates of future cash flows. Such techniques include market prices of comparable investments, discounted cash flows, option pricing models and market multiples valuation methods. In the rare case where it is not possible to determine the fair value of a financial instrument, it is accounted for at cost.

On initial recognition, the fair value of a financial instrument is the transaction price, unless the fair value is evidenced by observable current market transactions in the same instrument, or is based on a valuation technique that includes inputs only from observable markets.

The principal methods and assumptions used by Fortis in determining the fair value of financial instruments are:
- Fair values for securities available for sale or at fair value through profit or loss are determined using market prices from active markets. If no quoted prices are available from an active market, the fair value is determined using discounted cash flow models. Discount factors are based on the swap curve plus a spread reflecting the risk characteristics of the instrument. Fair values for securities held to maturity (only necessary for disclosures) are determined in the same way.
- Fair values for derivative financial instruments are obtained from active markets or determined using, as appropriate, discounted cash flow models and option pricing models.
- Fair values for unquoted private equity investments are estimated using applicable market multiples (e.g. price/earnings or price/cash flow ratios) refined to reflect the specific circumstances of the issuer.
- Fair values for loans are determined using discounted cash flow models based upon Fortis's current incremental lending rates for similar type loans. For variable-rate loans that re-price frequently and have no significant change in credit risk, fair values are approximated by the carrying amount. Option pricing models are used for valuing caps and prepayment options embedded in loans that have been separated according to IFRS.
- Off-balance-sheet commitments or guarantees are fair valued based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.
- For short-term payables and receivables, the carrying amounts are considered to approximate fair values.

2.11 Measurement of impaired assets

An asset is impaired when its carrying amount exceeds its recoverable amount. Fortis reviews all of its assets at each reporting date for objective evidence of impairment.

The carrying amount of impaired assets is reduced to its estimated recoverable amount and the amount of the change in the current year is recognised in the income statement. Recoveries, write-offs and reversals of impairment are included in the income statement as part of change in impairment.

If in a subsequent period the amount of the impairment on assets other than goodwill or available-for-sale equity instruments decreases, due to an event occurring after the write-down, the amount is reversed by adjusting the impairment and is recognised in the income statement.

Financial assets

A financial asset (or group of financial assets) is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event (or events) has an impact on the estimated future cash flows of the financial asset (or group of financial assets) that can be reliably estimated.

For equity securities, the triggers used to determine whether there is objective evidence of impairment include, amongst others, the consideration whether the fair value is substantially below cost at the balance sheet date, or has been below cost for a prolonged period at the balance sheet date.

Depending on the type of financial asset, the recoverable amount can be estimated as follows:

- the fair value using an observable market price
- present value of expected future cash flows discounted at the instrument's original effective interest rate (for financial assets carried at amortised cost)
- based on the fair value of the collateral.

Impairments to available-for-sale equity instruments cannot be reversed through the income statement in subsequent periods.

Goodwill and other intangible assets

See 2.20: Goodwill and other intangible assets.

Other assets

For non-financial assets, the recoverable amount is measured as the higher of the fair value less cost to sell and the value in use. Fair value less cost to sell is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs. Value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life.

2.12 Cash and cash equivalents

Content

Cash and cash equivalents comprise cash on hand, freely available balances with central banks and other financial instruments with less than three months maturity from the date of acquisition.

Cash flow statement

Fortis reports cash flows from operating activities using the indirect method, whereby the net result is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Interest received and interest paid are presented as cash flows from operating activities in the cash flow statement. Dividends received are classified as cash flows from operating activities. Dividends paid are classified as cash flows from financing activities.

2.13 Due from banks and due from customers

Classification
Due from banks and due from customers include loans originated by Fortis by providing money directly to the borrower or to a sub-participation agent and loans purchased from third parties that are carried at amortised cost. Debt securities acquired on the primary market directly from the issuer are recorded as loans, provided there is no active market for those securities. Loans that are originated or purchased with the intent to be sold or securitised in the short-term are classified as assets held for trading. Loans that are designated as held at fair value through profit or loss or available for sale are classified as such at initial recognition.

Measurement
Incremental costs incurred and loan origination fees earned in securing a loan are deferred and amortised over the life of the loan as an adjustment to the yield.

Impairment
A credit risk for specific loan impairment is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows or, alternatively, the collateral value less costs to sell if the loan is secured.

An 'incurred but not reported' (IBNR) impairment on loans is recorded when there is objective evidence that incurred losses are present in components of the loan portfolio, without having specifically identified impaired loans. This impairment is estimated based upon historical patterns of losses in each component, reflecting the current economic climate in which the borrowers operate and taking into account the risk of difficulties in servicing external debt in some foreign countries based on an assessment of the political and economic situation.

Impairments are recorded as a decrease in the carrying value of due from banks and due from customers.

When a specific loan is identified as uncollectible and all legal and procedural actions have been exhausted, the loan is written off against the related charge for impairment; subsequent recoveries are credited to change in impairment in the income statement.

2.14 Sale and repurchase agreements and lending/borrowing securities

Securities subject to a repurchase agreement ('repos') are not derecognised from the balance sheet. The liability resulting from the obligation to repurchase the assets is included in 'due to banks' or 'due to customers' depending on the type of counterparty. Securities purchased under agreements to resell ('reverse repos') are not recognised on the balance sheet. The right to receive cash from the counterparty is recorded as due from banks or due from customers depending on the type of counterparty. The difference between the sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities lent to counterparties remain on the balance sheet. Similarly, securities borrowed are not recognised on the balance sheet. If borrowed securities are sold to third parties, the proceeds from the sale and a liability for the obligation to return the collateral are recorded. The obligation to return the collateral is measured at fair value through profit or loss and is classified as a liability held for trading. Cash advanced or received related to securities borrowing or lending transactions is recorded as due from banks/due from customers or due to banks/due to customers.

2.15 Assets and liabilities held for trading

A financial asset or financial liability is classified as held for trading if it is:

- acquired or incurred principally for the purpose of selling or repurchasing it in the near term
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking
- a derivative (except for a derivative that is a designated and effective hedging instrument).

Assets and liabilities held for trading are initially recognised and subsequently measured at fair value through profit or loss. The (realised and unrealised) results are included in 'other realised and unrealised gains and losses'. Interest received (paid) on assets (liabilities) held for trading is reported as interest income (expense). Dividends received are included in 'dividend and other investment income'.

2.16 Investments

Management determines the appropriate classification of its investment securities at the time of the purchase. Investment securities with a fixed maturity where management has both the intent and the ability to hold to maturity are classified as held to maturity. Investment securities to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available for sale. Investment securities that are acquired for the purpose of generating short-term profits are considered to be held for trading. Any investment, other than investments in equity instruments without a quoted market price in an active market, may be designated on initial recognition as a financial instrument at fair value through profit or loss. Once an asset has been designated as held at fair value through profit or loss it cannot be transferred to a different category.

Held-to-maturity investments are carried at amortised cost less any impairment changes. Any difference between the initial recognition amount resulting from transaction costs, initial premiums or discounts is amortised over the life of the investment using the effective interest method. If a held-to-maturity investment is determined to be impaired, the impairment is recognised in the income statement.

Available-for-sale investment securities are held at fair value. Changes in the fair value are recognised directly in equity until the asset is sold unless the asset is hedged by a derivative. If an investment is determined to be impaired, the impairment is recognised in the income statement. For impaired available-for-sale investments, unrealised losses previously recognised in equity are transferred to the income statement when the impairment occurs.

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment was recognised in the income statement, the impairment is reversed, with the amount of the reversal recognised in the income statement. Impairments recognised in the income statement for an investment in an equity instrument classified as available for sale are not reversed through the income statement.

Available-for-sale investment securities that are hedged by a derivative are carried at fair value with movements in fair value recognised through the income statement for the part attributable to the hedged risk and through equity for the remaining part.

Held-for-trading assets and assets designated as held at fair value through profit or loss are carried at fair value. Changes in the fair value are recognised in the income statement.

Investment property
Investment properties are those properties held to earn rental income or for capital appreciation. Fortis may also use certain investment properties for its own use. If the own use portions can be sold separately or leased out separately under a finance lease, these portions are accounted for as property, plant and equipment. If the own use portions cannot be sold separately, the property is treated as investment property only if Fortis holds an insignificant portion for its own use.

Investment property is measured at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual value and the useful life of investment property are determined for each significant part separately (component approach) and are reviewed at each year end.

Fortis rents its investment property under various non-cancellable rental contracts. Certain contracts contain renewal options for various periods of time; the rental income associated with these contracts is recognised on a straight-line basis over the rental term as investment income.

Transfers to, or from, investment property are only made when there is a change of use:

- into investment property at the end of owner-occupation, or at the start of an operating lease to a another party, or at the end of construction or development
- out of investment property at the commencement of owner-occupation, or start of development with a view to sale.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognised as revenue and expenses respectively by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

2.17 Leases

Fortis as a lessor

Assets leased under operating leases are included in the consolidated balance sheet (1) under investment property (buildings), and (2) under property, plant and equipment (equipment and motor vehicles). They are recorded at cost less accumulated depreciation. Rental income, net of any incentives given to lessees, is recognised on a straight-line basis over the lease term. Initial direct costs incurred by Fortis are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the rental income.

Fortis has also entered into finance leases, in which substantially all the risks and rewards related to ownership of the leased asset, other than legal title, are transferred to the customer.

When assets held are subject to a finance lease, the present value of the lease payments and any guaranteed residual value is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease interest income is recognised over the term of the lease based on a pattern reflecting a constant periodic rate of return on the net investment outstanding in respect of finance leases. Initial direct costs incurred by Fortis are included in the finance lease receivable and allocated against lease interest income over the lease term.

Fortis as a lessee

Fortis principally enters into operating leases for the rental of equipment and land and buildings. Payments made under such leases are typically charged to the income statement principally on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Any incentives received from the lessor in relation to operating leases are recognised as a reduction of rental expense over the lease term on a straight-line basis.

If the lease agreement transfers substantially all the risk and rewards incident to ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalised. At inception, the asset is recorded at the lower of the present value of the minimum lease payments or fair value and depreciated over the shorter of its estimated useful life or the lease term. The corresponding lease obligation, net of finance charges, is recorded as borrowings. The interest element of the finance cost is charged to the income statement over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the obligation for each period.

2.18 Reinsurance and other receivables

Reinsurance

Fortis assumes and/or cedes reinsurance in the normal course of business. Reinsurance receivables principally include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from or due to reinsurers are estimated in a manner consistent with the amounts associated with the reinsured policies and in accordance with the reinsurance contract. Reinsurance is presented on the balance sheet on a gross basis unless a right of offset exists.

Contracts that transfer significant insurance risk are classified as reinsurance contracts. Investment contracts are those contracts that transfer financial risk without transferring significant insurance risk.

Reinsurance contracts are reviewed to determine if significant insurance risk is transferred within the contract. Reinsurance contracts that do not transfer significant insurance risk are accounted for using the deposit method and included in loans or borrowings as a reinsurance financial asset or liability. A reinsurance financial asset or liability is recognised based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured. Amounts received or paid under these contracts are accounted for as deposits using the effective interest method.

Other receivables

Other receivables arising from the normal course of business and originated by Fortis are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments.

2.19 Property, plant and equipment

All real estate held for own use and fixed assets are stated at cost less accumulated depreciation (except for land that is not depreciated) and any accumulated impairment losses. Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of its acquisition or construction. Generally, depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual value and the useful life of property, plant and equipment are determined for each significant part separately (component approach) and are reviewed at each year end.

Repairs and maintenance expenses are charged to the income statement when the expenditure is incurred. Expenditures that enhance or extend the benefits of real estate or fixed assets beyond their original use are capitalised and subsequently depreciated.

For borrowing costs to finance the construction of property, plant and equipment: see 2.36 Borrowing costs.

2.20 Goodwill and other intangible assets

Goodwill

Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the fair value of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business combination over Fortis's interest in the fair value of assets acquired and liabilities and contingent liabilities assumed. Goodwill arising on the acquisition of a subsidiary is reported on the balance sheet as an intangible asset. Goodwill arising on business combinations before 1 January 2004 is deducted from equity and is not restated under IFRS. At acquisition date, it is allocated to those cash-generating units that are expected to benefit from the synergies of the business combination. It is not amortised, but instead is tested for impairment. Goodwill arising on the acquisition of an associate is presented as part of the investment in the associate.

Any excess of the acquired interest in the net fair value of the acquiree's assets, liabilities and contingent liabilities over the acquisition cost is recognised immediately in the income statement.

Fortis assesses the carrying value of goodwill annually or, more frequently, if events or changes in circumstances indicate that such carrying value may not be recoverable. If such indication exists, the recoverable amount is determined for the cash-generating unit to which goodwill belongs. This amount is then compared to the carrying amount of the cash-generating unit and an impairment loss is recognised if the recoverable amount is less than the carrying amount. Impairment losses are recognised immediately in the income statement.

Fortis first reduces the carrying amount of goodwill allocated to the cash generating unit and then reduces the other assets in the cash-generating unit pro rata on the basis of the carrying amount of each asset in the cash generating unit. Previously recognised impairment losses relating to goodwill are not reversed.

Fortis may obtain control of a subsidiary in more than one transaction. When this occurs, each exchange transaction is treated separately by Fortis. The cost of each transaction is compared to the fair value of each transaction to determine the amount of goodwill associated with that individual transaction. Before Fortis obtains control of the entity, the transaction may qualify as an investment in an associate and be accounted for using the equity method. If so, the fair value of the investee's identifiable net assets at the date of each earlier transaction will have been determined in applying the equity method to the investment.

Other intangible assets

An intangible asset is an identifiable non-monetary asset and is recognised at cost if and only if it will generate future economic benefits and if the cost of the asset can be measured reliably.

Value of business acquired (VOBA) represents the difference between the fair value at acquisition date and the subsequent carrying value of a portfolio of contracts acquired in a business or portfolio acquisition. VOBA is recognised as an intangible asset and amortised over the income recognition period of the portfolio of contracts acquired.

Internally generated intangible assets are capitalised when Fortis can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale
- its intention to complete the intangible asset and use or sell it
- its ability to use or sell the intangible asset
- how the intangible asset will generate probable future economic benefits
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset
- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Intangible assets arising from research and internally generated goodwill are not capitalised.

Software for computer hardware that cannot operate without that specific software, such as the operating system, is an integral part of the related hardware and it is treated as property, plant and equipment. If the software is not an integral part of the related hardware, the costs incurred during the development phase for which Fortis can demonstrate all of the above-mentioned criteria are capitalised as an intangible asset and amortised using the straight-line method over the estimated useful life.

Other intangible assets include intangible assets with definite lives, such as trademarks and licenses that are generally amortised over their useful lives using the straight-line method. Intangible assets with finite lives are reviewed at each reporting date for indicators of impairment.

Indefinite-life intangible assets, which are not amortised, are instead tested for impairment at least annually. Any impairment loss identified is recognised in the income statement. Intangibles are recorded on the balance sheet at cost less any accumulated amortisation and any accumulated impairment losses. The residual value and the useful life of intangible assets are reviewed at each year end.

2.21 Deferred acquisition costs

The costs of new and renewed insurance business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to the production of new business, are deferred and amortised. Deferred acquisition costs ('DAC') are periodically reviewed to ensure they are recoverable based on estimates of future profits of the underlying contracts.

For insurance life products and investment life products, both with discretionary participating features, DAC is amortised over the expected life of the contracts based on the present value of the estimated gross margin or profit amounts using the expected investment yield. Estimated gross margin includes anticipated premiums and investment results less benefits and administrative expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Deviations of actual results from estimated experience are reflected in the income statement in the period in which such deviations occur. DAC is adjusted for the amortisation effect of unrealised gains (losses) recorded in equity as if they were realised with the related adjustment to unrealised gains (losses) in equity.

For insurance life products and investment life products, both without discretionary participating features, DAC is amortised in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issuance and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in the income statement in the period such deviations occur. For these contracts, the amortisation periods generally are for the total life of the policy.

For short duration contracts, DAC is amortised over the period in which the related premiums written are earned. Future investment income, at a risk-free rate of return, is considered in assessing the recoverability of DAC.

Some investment contracts without discretionary participation features issued by insurance entities involve both the origination of a financial instrument and the provision of investment management services. Where clearly identifiable, the incremental costs relating to the right to provide investment management services are recognised as an asset and are amortised as the entities recognise the related revenues. The related intangible asset is tested for recoverability at each reporting date. Fee charges for managing investments on these contracts are recognised as revenue as the services are provided.

2.22 Non-current assets held for sale and discontinued operations

Non-current assets or a group of assets and liabilities are those for which Fortis will recover the carrying amount from a sale transaction that is expected to qualify as a sale within a year, instead of through continuing use.

A discontinued operation is a part of Fortis that has been disposed of or is classified as held for sale and meets the following criteria:

- represents a separate major line of business or geographical area of operations
- is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations
- is a subsidiary acquired exclusively with a view to resale.

Non-current assets held for sale (and disposal groups) are not depreciated but measured at the lower of its carrying amount and fair value less costs to sell, and are separately presented on the balance sheet.

Results on discontinued operations are presented separately in the income statement.

2.23 Derivative financial instruments and hedging

Recognition and classification

Derivatives are financial instruments such as swaps, forward and future contracts, and options (both written and purchased). These financial instruments have values that change in response to change in various underlying variables, require little or no net initial investment, and are settled at a future date.

All derivatives are recognised on the balance sheet at fair value on the trade date:

- derivatives held for trading in 'assets held for trading' and 'liabilities held for trading'
- derivatives that qualify for hedge accounting in 'accrued interest and other assets' and 'accrued interest and other liabilities'.

Subsequent changes in the clean fair value (i.e. excluding the interest accruals) of derivatives are reported in the income statement under 'other realised and unrealised gains and losses'.

Financial assets or liabilities can include embedded derivatives. Such financial instruments are often referred to as hybrid financial instruments. Hybrid financial instruments include reverse convertible bonds (bonds whose repayment may take the form of equities) or bonds with indexed interest payments. If the host contract is not carried at fair value through profit or loss and the characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative should be separated from the host contract and measured at fair value as a stand-alone derivative. Changes in the fair value are recorded in the income statement. The host contract is accounted for and measured applying the rules of the relevant category of the financial instrument.

However, if the host contract is carried at fair value through profit or loss or if the characteristics and risks of the embedded derivative are closely linked to those of the host contract, the embedded derivative is not separated and the hybrid financial instrument is measured as one instrument.

Embedded derivatives requiring separation are reported as hedging derivatives or derivatives held for trading as appropriate.

Hedging

On the date a derivative contract is entered into, Fortis may designate this contract as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); (2) a hedge of a net investment in a foreign entity or; (3) a hedge of future cash flows attributable to a recognised asset or liability or a forecasted transaction (cash flow hedge). Hedges of firm commitments are fair value hedges, except for hedges of foreign exchange risk, which are accounted for as cash flow hedges.

At the start of the transaction, Fortis documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.

Fortis also documents its assessment - both at the start of the hedge and on an ongoing basis - of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Only assets, liabilities, firm commitments or highly probable forecast transactions that involve a party external to Fortis are designated as hedged items.

The change in fair value of a hedged asset or liability that is attributable to the hedged risk and the change in the fair value of the hedging instrument in a fair value hedge are recognised in the income statement. The change in the fair value of interest-bearing derivative instruments is presented separately from interest accruals.

If the hedge no longer meets the criteria for hedge accounting or is otherwise discontinued, the adjustment to the carrying amount of a hedged interest-bearing financial instrument that results from hedge accounting is amortised using the new effective interest rate calculated on the hedge discontinuance date.

Fair value hedge accounting is applied as from 1 January 2005 for portfolio hedges of interest rate risk ('macro hedging'). Macro hedging implies that a group of derivatives (or proportions) are viewed in combination and jointly designated as the hedging instrument. Although the portfolio may, for risk management purposes, include assets and liabilities, the amount designated is an amount of assets or an amount of liabilities. In this context, the starting difference between the fair value and the carrying value of the hedged item at designation of the hedging relationship is amortised over the remaining life of the hedged item. For macro hedges, Fortis uses the 'carved out' version of IAS 39 adopted by the European Union which removes some of the limitations on fair value hedges and the strict requirements on the effectiveness of those hedges. Under this version, the impact of the changes in the estimates of the repricing dates is only considered ineffective if it leads to under hedging.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity under the caption 'unrealised gains and losses'. Any hedge ineffectiveness is immediately recognised in the income statement.

When the hedge of a forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of that non-financial asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as profit or loss in the periods during which the hedged firm commitment or forecasted transaction affects the income statement.

This also applies if the hedge no longer meets the criteria for hedge accounting or is otherwise discontinued, but the hedged forecasted transactions or firm commitments are still expected to occur. If the hedged forecasted transactions or firm commitments are no longer expected to occur, the amounts deferred in equity are transferred to the income statement directly.

For net investment hedges: see 2.6 Foreign currency.

2.24 Securitisations

Fortis securitises various consumer and commercial financial assets. These securitisations may take the form of a sale of the related assets or a credit risk transfer through the use of funded credit derivatives to special purpose entities. These special purpose entities then issue various security tranches to investors. The financial assets included in a securitisation are fully or partially derecognised when Fortis transfers substantially all risks and rewards of the assets or portions thereof or when Fortis neither transfers nor retains substantially all risks and rewards but does not retain control over the financial assets transferred.

2.25 Liabilities arising from insurance and investment contracts

Classification

Fortis issues contracts that transfer insurance risk or financial risk or both. Contracts that transfer significant insurance risk are classified as insurance contracts and reinsurance contracts. These contracts can also transfer financial risk.

Investment contracts are those contracts that transfer financial risk without transferring significant insurance risk.

Most life insurance or investment contracts contain a guaranteed benefit. Some of them may also contain a discretionary participation feature. This feature entitles the holder of the contract to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

- that are likely to be a significant portion of the total contractual benefits
- whose amount or timing is contractually at the discretion of Fortis
- that are contractually based on:
  - the performance of a specified pool of contracts or a specified type of contract
  - realised and/or unrealised investment returns on a specified pool of assets held by Fortis
  - the income statement of Fortis, fund or other entity that issues the contract.

Liabilities arising from insurance contracts and investment contracts

For life insurance contracts, future policy benefit liabilities are calculated using a net level premium method (present value of future net cash flows) on the basis of actuarial assumptions as determined by historical experience and industry standards. Participating policies include any additional liabilities relating to any contractual dividends or participation features. For some designated contracts, the future policy benefit liabilities have been re-measured to reflect current market interest rates.

For life insurance contracts with minimum guaranteed returns, additional liabilities have been set up to reflect expected long-term interest rates. The liabilities relating to annuity policies during the accumulation period are equal to accumulated policyholder balances. After the accumulation period, the liabilities are equal to the present value of expected future payments. Changes in mortality tables that occurred in previous years are fully reflected in these liabilities.

Embedded derivatives not closely related to the host contracts are separated from the host contracts and measured at fair value through profit or loss. Actuarial assumptions are revised at each reporting date with the resulting impact recognised in the income statement.

The adequacy of the liability is tested at each reporting date on the level of homogeneous product groups. If the liabilities are not adequate to provide for future cash flows, including cash flows such as maintenance costs, as well as cash flows resulting from embedded options and guarantees and amortisation of the deferred acquisition costs ('DAC'), the DAC is written off and/or additional liabilities are established based on best estimate assumptions. Any recognised deficiency is immediately recorded in the income statement.

Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expenses include estimates for reported claims and provisions for claims incurred but not reported. Estimates of claims incurred but not reported are developed using past experience, current claim trends and the prevailing social, economic and legal environments. The liability for Non-life insurance claims and claim adjustment expenses is based on estimates of expected losses (after taking into account reimbursements, recoveries, salvage and subrogation) and takes into consideration management's judgement on anticipated levels of inflation, claim handling costs, legal risks and the trends in claims. Non-life liabilities for workers' compensation business are presented at their net present value. The liabilities established are adequate to cover the ultimate costs of claims and claim adjustment expenses. Resulting adjustments are recorded in the income statement. Fortis does not discount its liabilities for claims other than for claims with determinable and fixed payment terms. Investment contracts without DPF are valued at amortised cost and reported under deposit accounts.

For Life insurance contracts and investment contracts with discretionary participating features, current policyholder dividends are accrued based on the contractual amount due based on statutory net income, restrictions and payment terms. An additional deferred profit sharing liability ('DPL') is accrued based on a constructive obligation or the amount legally required to be paid on differences between statutory and IFRS income and unrealised gains or losses recorded in equity. Investment contracts without discretionary participation features are valued at amortised cost and accounted for as a deposit liability.

In some of Fortis's accounting models, realised gains or losses on assets have a direct effect on all or part of the measurement of its insurance liabilities and related deferred acquisition costs. Fortis applies 'shadow accounting' to the changes in fair value of the investments and assets and liabilities held for trading that are linked to and therefore affect the measurement of the insurance liabilities. These changes in fair value will therefore not be part of equity.

The whole of the remaining unrealised changes in fair value of the available-for-sale portfolio – after application of 'shadow accounting' – that are subject to discretionary participation features are classified as a separate component of equity.

Fortis's non-participating investment contracts are primarily unit-linked contracts where the investments are held on behalf of the policyholder. Unit-linked contracts are a specific type of life insurance contracts governed by Article 25 of EU Directive 2002/83/EC, where the benefits are linked to UCITS ('Undertakings for Collective Investment in Transferable Securities'), a share basket or a reference value, or to a combination of these values, or units, laid down in the contract. The liabilities for such contracts are measured at unit value (i.e. fair value of the fund in which the unit-linked contracts are invested divided by the number of units of the fund).

Reinsurance liabilities

Liabilities relating to accepted or ceded reinsurance business that do not transfer significant insurance risk may be considered to be financial liabilities and the liabilities are accounted for in the same way as other financial liabilities.

The accounting requirements for liabilities related to accepted reinsurance contracts with significant insurance risk are the same as those that apply to direct written insurance contracts.

Deposits from reinsurers under ceded reinsurance that transfer significant insurance risk equal the amount due at the balance sheet date.

2.26 Investments related to unit-linked contracts

Investments related to unit-linked contracts represent funds maintained to meet specific investment objectives of third parties that bear the investment risk. Certain products may contain guarantees, in which case the assets are segregated and recorded at fair value with the change in fair value recognised in the income statement and the liabilities are reported at amounts owed to the policyholders at the balance sheet date, including any guarantees or embedded derivatives. Treasury shares held on behalf of policyholders are eliminated.

The fees for managing investments related to unit-linked contracts are recorded on an accrual basis and recognised as fee income when the services are provided.

2.27 Debt certificates, subordinated liabilities and other borrowings

Debt certificates, subordinated liabilities and other borrowings are initially recognised at fair value net of direct transaction costs incurred. Subsequently, they are measured at amortised cost and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest method.

Debt that can be converted into Fortis's own shares is separated into two components on initial recognition: (a) a liability instrument and, (b) an equity instrument. The liability component is first determined by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

The carrying amount of the equity instrument represented by the option to convert the instrument into common shares is then determined by deducting the carrying amount of the financial liability from the amount of the compound instrument as a whole.

Preference shares, which carry a mandatory coupon, or are redeemable on a specific date or at the option of the shareholder, including those preferred shares that establish such a contractual obligation indirectly through their terms and conditions are classified as borrowings. The dividends on these preference shares are recognised in the income statement as interest expense on an amortised cost basis using the effective interest method.

If Fortis purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in the income statement.

In determining whether preference shares are classified as a financial liability or as an equity instrument, Fortis assesses the particular rights attached to the shares to determine whether they exhibit the fundamental characteristic of a financial liability.

2.28 Employee benefits

Pension liabilities

Fortis operates a number of defined benefit and defined contribution plans throughout its global activities, in accordance with local conditions or industry practices. The pension plans are generally funded through payments to insurance companies or trustee administered plans, determined by periodic actuarial calculations.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependant on one or more factors such as age and years of service. A defined contribution plan is a pension plan under which Fortis pays fixed contributions. Qualified actuaries calculate the pension assets and liabilities at least annually.

For defined benefit plans, the pension costs and related pension assets or liabilities are estimated using the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final liability. Under this method, the cost of providing these benefits is charged to the income statement to spread the pension cost over the service lives of employees. The pension liability is measured at the present value of the estimated future cash outflows using interest rates determined by reference to market yields on high quality corporate bonds that have terms to maturity approximating the terms of the related liability. Net cumulative unrecognised actuarial gains and losses for defined benefit plans exceeding the corridor (greater than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets) are recognised in the income statement over the average remaining service lives of the employees.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

Assets that support the pension liabilities of an entity, must meet certain criteria in order to be classified as 'qualifying pension plan assets'. These criteria relate to the fact that the assets should be legally separate from Fortis or its creditors. If these criteria are not met, the assets are included in the relevant item on the balance sheet (such as investments, property, plant and equipment). If the assets meet the criteria, they are netted against the pension liability.

When the fair value of the plan assets is netted against the present value of the obligation of a defined benefit plan, the resulting amount could be negative (an asset). In this case, the recognised asset cannot exceed the total of any cumulative unrecognised net actuarial losses and past service costs, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Benefit plans that provide long-term service benefits, but are not pension plans, are measured at present value using the projected unit credit method.

Fortis's contributions to defined contribution pension plans are charged to the income statement in the year to which they relate.

Other post-retirement liabilities

Some of the Fortis companies provide post-retirement employee benefits to retirees such as preferential interest rate loans and health care insurance. Entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. Expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans. These liabilities are determined based on actuarial calculations.

Equity compensation benefits (or equity participation plans)

Share options and restricted shares are granted to directors and to employees for services received. The fair value of the services received is determined by reference to the fair value of the share options and restricted shares granted. Compensation expense is measured on the grant date based on the fair value of the options and restricted shares and is recognised over the vesting period of the options and restricted shares.

The fair value of the share options is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the expected volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium. If for this purpose own shares have been repurchased, they will be eliminated from treasury stock.

Loans granted at preferential rates
Loans are sometimes provided to employees at an interest rate which is lower than the market rate. The terms of the loans granted at preferential rates state that employees lose the benefit of receiving a preferential rate upon termination of employment, at which time the interest rate on the loan is adjusted to the current market rate. However, some Fortis entities allow their employees to keep the preferential rate subsequent to retirement.

For the first category, the difference between the net present value of the loans at preferential rate and the net present value at the prevailing market rate is recognised in the balance sheet as a deferred compensation expense and recorded under operating and administrative expenses over the period that the employee obtains the benefit. Likewise, interest income is corrected to show the loans at market rate.

When loans continue after retirement and the former employees continue to benefit from preferential rates due to their past service at Fortis, this benefit is taken into account in determining post-retirement benefits other than pensions.

Employee entitlements
Employee entitlements to annual leave and long-service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

2.29 Provisions, contingencies, commitments and financial guarantees

Provisions
Provisions are liabilities involving uncertainties in the amount or timing of payments. Provisions are recognised if there is a present obligation to transfer economic benefits, such as cash flows, as a result of past events and a reliable estimate can be made at the balance sheet date. Provisions are established for certain guarantee contracts for which Fortis is responsible to pay upon default of payment. Provisions are estimated based on all relevant factors and information existing at the balance sheet date, and typically are discounted at the risk-free rate.

Contingencies
Contingencies are those uncertainties where an amount cannot be reasonably estimated or when it is not probable that payment will be required to settle the obligation.

Commitments
Loan commitments that allow for draw down of a loan within the timeframe generally established by regulation or convention in the market place are not recognised as derivative financial instruments. Loan commitments that are designated as at fair value through profit or loss or where Fortis has a past practice of selling the assets resulting from its loan commitments are recognised on the balance sheet at fair value with the resulting change recognised in the income statement. Acceptances comprise undertakings by Fortis to pay bills of exchange drawn on customers. Fortis expects most acceptances to be settled simultaneously with the reimbursement from customers. Acceptances are not recognised in the balance sheet and are disclosed as commitments.

Financial guarantees
Financial guarantee contracts that require payments to be made in response to changes in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, and non-financial variables which are not specific to a party to the contract, are accounted for as derivatives.

Financial guarantee contracts requiring Fortis to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due, are accounted for as insurance contracts if significant insurance risk is transferred to Fortis.

2.30 Equity

Share capital and treasury shares

Share issue costs
Incremental costs directly attributable to the issue of new shares or share options, other than on a business combination, are deducted from equity net of any related income taxes.

Preference shares
Preference shares which are non-redeemable and upon which dividends are declared at the discretion of the directors are classified as equity.

Treasury shares
When the Parent Companies or their subsidiaries purchase Fortis share capital or obtain rights to purchase their share capital, the consideration paid including any attributable transaction costs, net of income taxes, is shown as a deduction from equity.

Dividends paid on treasury shares that are held by Fortis companies are eliminated when preparing the consolidated financial statements.

Fortis shares held by Fortfinlux S.A. in the framework of FRESH capital securities are also not entitled to dividend or capital. In calculating dividend, net profit and equity per share, these shares are eliminated. The cost price of the shares is deducted from equity.

Compound financial instruments
Components of compound financial instruments (liability and equity parts) are classified in their respective area of the balance sheet.

Other equity components
Other elements recorded in equity are related to:
- direct equity movements associates (see 2.5)
- foreign currency (see 2.6)
- available-for-sale investments (see 2.16)
- cash flow hedges (see 2.23)
- discretionary participation features (see 2.25).

2.31 Interest income and expense

Interest income and interest expense are recognised in the income statement for all interest-bearing instruments (whether classified as held to maturity, available for sale, held at fair value through profit or loss or derivatives) on an accrual basis using the effective interest method based on the actual purchase price including direct transaction costs. Interest income includes coupons earned on fixed and floating rate income instruments and the accretion or amortisation of the discount or premium.

Once a financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognised based on the effective interest rate that was used to discount the future cash flows for the purpose of measuring the recoverable amount.

2.32 Insurance premiums, claims and benefits

A short-duration insurance contract is a contract that provides insurance protection for a fixed period of short duration and enables the insurer to cancel the contract or to adjust the terms of the contract at the end of any contract period.

A long-duration contract is a contract that generally is not subject to unilateral changes in its terms, such as a non-cancellable or guaranteed renewable contract, and requires the performance of various functions and services (including insurance protection) for an extended period.

Premiums from Life insurance policies and investment contracts with discretionary participation features and that are considered long duration type contracts are recognised as revenue when due from the policyholder. Estimated future benefits and expenses are provided against such revenue to recognise profits over the estimated life of the policies. This matching is accomplished by the establishment of liabilities of the insurance policies and investment contracts with discretionary participation features and the deferral and subsequent amortisation of policy acquisition costs.

For contracts with premium payments due over a significantly shorter period than the benefit period, revenues are deferred and recognised in the income statement in proportion to the duration of insurance coverage.

For short duration type contracts (principally non-life), premiums are recorded as written upon inception of the contract. Premiums are recognised in the income statement as earned on a pro rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of the coverage.

Revenues from investment contracts without discretionary participation features consist of fees for the cost of insurance, administration fees and surrender charges. Expenses include mortality claims and interest credited.

2.33 Realised and unrealised gains and losses

For financial instruments classified as available for sale, realised gains or losses on sales and divestments represent the difference between the proceeds received and the initial book value of the asset or liability sold, minus any impairment losses recognised in the income statement after adjusting for the impact of any fair value hedge accounting adjustments. Realised gains and losses on sales are included in the income statement in the caption 'realised capital gains (losses) on investments'.

For financial instruments carried at fair value through profit or loss, the difference between the carrying value at the end of the current reporting period and the previous reporting period is included in 'other realised and unrealised gains and losses'.

For derivatives, the difference between the carrying clean fair value (i.e. excluding the unrealised portion of the interest accruals) at the end of the current reporting period and the previous reporting period is included in 'other realised and unrealised gains and losses'.

Previously recognised unrealised gains and losses recorded directly into equity are transferred to the income statement upon derecognition or upon the financial asset becoming impaired.

2.34 Fee and commission income

Fees that are an integral part of the effective interest rate of a financial instrument are generally treated as an adjustment to the effective interest rate. This is the case for origination fees, received as compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, etc., and also for origination fees received on issuing financial liabilities measured at amortised cost. Both types of fees are deferred and recognised as an adjustment to the effective interest rate. However, when the financial instrument is measured at fair value through profit or loss, the fees are recognised as revenue when the instrument is initially recognised.

Fees are generally recognised as revenue as the services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is not considered a derivative, the commitment fee is recognised as revenue on a time proportion basis over the commitment period.

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, are recognised upon completion of the underlying transaction. Commission revenue is recognised when the performance obligation is complete.

Loan syndication fees are recognised as revenue when the syndication has been completed.

2.35 Transaction costs

Transaction costs are included in the initial measurement of financial assets and liabilities other than those measured at fair value through profit or loss. Transaction costs refer to incremental costs directly attributable to the acquisition or disposal of a financial asset or liability. They include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

2.36 Borrowing costs

Borrowing costs are generally expensed as incurred. Borrowing costs that are directly attributable to the acquisition or construction of an asset are capitalised while the asset is being constructed as part of the cost of that asset. Capitalisation of borrowing costs should commence when:

- expenditures for the asset and borrowing costs are being incurred
- activities necessary to prepare the asset for its intended use or sale are in progress.

Capitalisation ceases when the asset is substantially ready for its intended use or sale. If active development is interrupted for an extended period, capitalisation is suspended. Where construction occurs piecemeal and use of each part is possible as construction continues, capitalisation for each part ceases upon substantial completion of that part.

For borrowing associated with a specific asset, the actual rate on that borrowing is used. Otherwise, a weighted average cost of borrowings is used.

2.37 Income tax expense

Income tax payable on profits is recognised as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognised as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilised.

Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

The rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxes.

Deferred tax assets are recognised to the extent that it is probable that sufficient future taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised.

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates, and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Current and deferred tax related to fair value re-measurement of available-for-sale investments and cash flow hedges which are charged or credited directly to equity is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

2.38 Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Fortis and held as treasury shares.

For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt, preferred shares, share options and restricted shares granted to employees. Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

3 Acquisitions and divestments

Major and material acquisitions and divestments made Fortis in 2006, 2005 and 2004 are reported below. Fortis's acquisition in 2006 of Fortis Energy Marketing & Trading and FB Energy Canada, Corp. and the acquisition of a majority stake in a new asset management company in the U.S., trade name 'Cadogan', are described in more detail below. There were no major divestments in 2006.

3.1 Fortis Energy Marketing & Trading and FB Energy Canada, Corp.

Fortis completed the acquisition of Cinergy Marketing & Trading, and Cinergy Canada, Inc., from Duke Energy early October 2006. Previously, both companies were together referred to as CMT. CMT was a Houston, Texas based marketing and trading platform operating in all key North American energy markets. Fortis renamed the new trading entities to Fortis Energy Marketing & Trading (FEMT) in the U.S. and FB Energy Canada, Corp. (FBECC) in Canada.

FEMT's and FBECC's power and natural gas trading activities are organised into regional desks across the USA and Canada. FEMT and FBECC employ 200 people, in their Houston based headquarters and 25 people in Calgary. FEMT and FBECC results will be reported within the Merchant Banking segment.

The purchase price was EUR 356 million (USD 451 million), which includes the base purchase price and the value of the current trading portfolio. The total cash paid includes CMT's estimated net working capital at the time of closure. The primary factors contributing to the recognition of goodwill (EUR 138 million) include proprietary and customised integrated systems for physical and financial commodities trading, proven and established front/back-office platform and infrastructure, and trading expertise in the financial and physical commodity trading industry.

The impact of the acquisition of FEMT and FBECC on Fortis's consolidated balance sheet was at acquisition date as follows:

Assets		Liabilities	
Cash and cash equivalents	242	Liabilities held for trading	417
Assets held for trading	579	Due to banks	149
Due from banks	27	Due to customers	351
Due from customers	31	Other borrowings	88
Intangible assets	138	**Total liabilities**	**1,005**
Accrued interest and other assets	344	Cost price	356
Total assets	**1,361**	**Total liabilities and minority interests**	**1,361**

An amount of EUR 138 million is recognised in the balance sheet upon acquisition and included in Intangible assets as goodwill. Accrued interest and other assets relate to accrued revenues for the physical gas and power trading activities due from the FEMT/FBECC client base. During the fourth quarter of 2006 FEMT and FBECC contributed EUR 2 million to the net profit attributable to shareholders of Fortis.

3.2 Cadogan

On 10 November 2006, Fortis Investment Management, Inc. and Cadogan Management, LLC announced that they had entered into an agreement to combine their respective Fund of Hedge Funds activities into a new stand-alone asset management company. The new business will trade under the name 'Cadogan', with Fortis Investments as the majority shareholder, holding 70% of the shares. The acquisition was completed at the end of December 2006. Cadogan results will be reported within the Retail Banking segment.

The purchase price was EUR 119 million (USD 157 million) and the goodwill recognised in the balance sheet as Intangible assets upon acquisition was EUR 116 million. The primary factors contributing to the recognition of goodwill were the know-how of the Cadogan employees and their ability to leverage the new Fund of Hedge Funds capabilities and to generate future revenues.

The impact of the acquisition of Cadogan on Fortis's consolidated balance sheet at the acquisition date was as follows:

Assets		Liabilities	
Cash and cash equivalents	1	Other liabilities	10
Assets held for trading	2	**Total liabilities**	**10**
Intangible assets	116	Minority interests	2
Accrued interest and other assets	12	Cost price	119
Total assets	**131**	**Total liabilities and minority interests**	**131**

Accrued interest and other assets are fees charged to clients for asset management. Cadogan did not contribute to the net profit attributable to shareholders in 2006 as the acquisition was not completed until the end of December 2006.

3.3 Other Acquisitions

In addition to the transactions above, Fortis made the following material acquisitions in 2006, 2005 and 2004.

Acquired company	*Quarter of acquisition*	*Acquisition amount*	*Percentage acquired*	*Capitalised intangible assets*	*Goodwill/ (negative goodwill)*	*Segment*
Muang Thai	Q2 2004	61	40	3	30	Insurance International
Centrapriv	Q4 2004	38	100	0	26	C&P Banking
Fortis Lease SPA	Q1 2005	52	100	23	5	C&P Banking
Millenniumbcp Fortis	Q1 2005	514	51	528	182	Insurance International
Able Brookers	Q3 2005	27	100	3	21	Insurance International
Dişbank	Q3 2005	919	93	49	333	Multisegment Banking
Atradius	Q4 2005	64	100	0	36	C&P Banking
Dryden	Q4 2005	79	100	7	(17)	C&P Banking
Dreieck Industrie Leasing AG	Q1 2006	64	100	29	4	C&P Banking
O'Connor & Company	Q1 2006	58	100	0	14	Merchant Banking
Von Essen KG Bankgesellschaft	Q1 2006	93	100	3	31	Retail Banking
William Properties	Q3 2006		100	15	25	Insurance Netherlands

The intangible assets and the goodwill (negative goodwill) presented above are the initial amounts, converted to euros and taking into account changes that were necessary because the accounting for a business combination was only determined provisionally by the end of the period in which the combination was effected, but excluding subsequent changes due to net exchange differences and other changes.

Except for the acquisitions of Milleniumbcp Fortis and Dişbank, the acquisitions did not have a substantial impact on Fortis's financial position and performance. Detailed information on the acquisition of Milleniumbcp Fortis and Dişbank is provided in the Fortis consolidated financial statements 2005.

Although Dişbank, renamed Fortis Bank AS (Turkey), is active in all banking business segments of Fortis, all activities of Dişbank were reported during 2005 in the Fortis segment information as Other Banking. Beginning in 2006 Fortis Bank AS (Turkey) is reported within all relevant banking business segments.

3.4 Divestments

In 2006 Fortis made no major divestments.

In February 2004 Fortis reduced its stake in Assurant, Inc. from 100% to 35% because Fortis no longer considered Assurant, Inc. to be a strategic part of its core business. The shares of Assurant, Inc. were sold through an initial public offer (IPO). The gain resulting from the IPO, after recapitalisation of Assurant, Inc., amounted to EUR 422 million. In 2004 Assurant, Inc. was fully consolidated for one month.

The 35% shareholding was recorded as a participating interest and measured under the equity method during the period from February 2004 to January 2005. In January 2004 Assurant, Inc. contributed EUR 490 million to Fortis's total income and a loss of EUR 17 million to net profit. Under the equity method, Assurant, Inc. contributed EUR 91 million to Fortis's net profit for the period from February 2004 to December 2004.

In the first quarter of 2005 Fortis reduced its remaining stake in Assurant, Inc. from 35% to 15% by selling its shares on the New York Stock Exchange, at a price of USD 30.60. A gain of EUR 230 million was recognised on this transaction.

As a result of this sale, Fortis owns 15% of Assurant, Inc., which is recorded at fair value with value adjustment through profit or loss. Reclassification of the 15% stake has resulted in an unrealised gain of EUR 212 million in 2005. On the same date of the sale, Fortis issued mandatory exchangeable bonds for the remaining shares in Assurant, Inc. The bonds will be redeemed on 26 January 2008.

Fortis sold its Spanish insurance company Seguros Bilbao to Grupo Catalana Occidente in early 2004. The sale price was EUR 255 million, resulting in a gain of EUR 145 million. Fortis sold Fortis Bank Asia in the second quarter of 2004, resulting in a gain of EUR 18 million.

IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, is effective as from 1 January 2005. At 31 December 2006 and 31 December 2005, Fortis had no assets or operations to which IFRS 5 applied.

3.5 Assets and liabilities of acquisitions and divestments

The table below provides details on the assets and liabilities resulting from the acquisitions or divestments of subsidiaries at the date of acquisition or divestment.

	2006		2005		2004	
	Acquisitions	*Divestments*	*Acquisitions*	*Divestments*	*Acquisitions*	*Divestments*
Assets and liabilities of acquisitions and divestments						
Cash and cash equivalents	460	(71)	578		7	(949)
Assets held for trading	592		180			(9)
Due from banks	159	(2)	541			(227)
Due from customers	1,491		3,088		2,009	(2,552)
Investments	271	(15)	3,768		1,439	(9,466)
Investments related to unit-linked contracts	11		4,126			(3,091)
Reinsurance and other receivables	105	(27)	590		8	(3,518)
Property, plant and equipment	84	(2)	90			(264)
Goodwill and other intangible assets	425		1,193			(46)
Accrued interest and other assets	370		271		16	(2,801)
Liabilities held for trading	427		103			(6)
Due to banks	652		2,259		489	(1,101)
Due to customers	1,657		2,560		2,882	(2,346)
Liabilities arising from insurance and investment contracts	27		2,702			(11,134)
Liabilities related to unit-linked contracts	11		4,130			(3,090)
Debt certificates	1					
Subordinated liabilities	35					(156)
Provisions			58			(5)
Current and deferred tax liabilities	29	(21)	202		7	(614)
Accrued interest and other liabilities	327	(14)	368		45	(1,998)
Minority interests	2		375			(22)
Net assets acquired / Net assets divested	**800**	**(82)**	**1,668**		**56**	**(2,451)**
Negative goodwill			22		1	
Gain (loss) on disposal net of taxes						*585*
Cash used for acquisitions / received from divestments:						
Total purchase consideration / Proceeds from sale	(800)	82	(1,690)		(57)	3,036
Less: Cash and cash equivalents acquired / divested	460	(71)	578		7	(949)
Less: Non-cash consideration						(617)
Cash used for acquisitions / received for divestments	**(340)**	**11**	**(1,112)**		**(50)**	**1,470**

The acquisitions in 2006 did not have a material impact on the consolidated income statement regardless the timing of the transactions.

4 Shareholders' equity

The following table shows the composition of Shareholders' equity at 31 December 2006.

Share capital	
- Ordinary shares: 1,342,815,545 shares issued consisting of	
one share of Fortis N.V. nominal value EUR 0.42 and one share of Fortis SA/NV par value EUR 4.28	6,316
- Cumulative preference shares Fortis N.V. nominal value EUR 0.42; 1,820 million shares	
authorised; no shares issued	
Share premium reserve	11,783
Other reserves	(5,689)
Currency translation reserve	(146)
Net profit attributable to shareholders	4,351
Unrealised gains and losses	4,029
Shareholders' equity	**20,644**

4.1 Ordinary shares

Shares issued and potential number of shares

In addition to the shares already outstanding, Fortis issued options or instruments containing option features, which could upon exercise lead to an increase in the number of outstanding shares. The table below shows an overview of the shares issued and the potential number of shares at 31 December 2006.

Number of shares at 31 December 2006	**1,342,815,545**
Shares that may be issued:	
- in connection with option plans, including warrants (see note 10)	31,000,126
- in connection with convertible notes	1,526
Total potential number of shares at 31 December 2006	**1,373,817,197**

Treasury shares

Treasury shares are ordinary shares reacquired by Fortis. The shares are deducted from Shareholders' equity under the heading Other reserves. No gain or loss is recognised on the purchase or sale of treasury shares, nor on rights obtained to buy or sell such shares. Consideration paid or received, including after tax transaction costs, is recognised directly in Shareholders' equity.

Outstanding shares

The following table shows the number of outstanding shares:

	Shares issued	*Treasury shares*	*Shares outstanding*
Number of shares at 1 January 2005	**1,340,786,545**	**(59,946,438)**	**1,280,840,107**
Issued related to option plans	36,000		36,000
Balance (acquired) / sold		2,734,255	2,734,255
Number of shares at 31 December 2005	**1,340,822,545**	**(57,212,183)**	**1,283,610,362**
Issued related to option plans	1,993,000		1,993,000
Balance (acquired) / sold		6,513,729	6,513,729
Number of shares at 31 December 2006	**1,342,815,545**	**(50,698,454)**	**1,292,117,091**

The following table provides a specification of the treasury shares at 31 December.

		2006		*2005*		*2004*
	Number	*Value*	*Number*	*Value*	*Number*	*Value*
Held in trading portfolio	4,969,302	161	4,574,559	123	6,004,935	122
Held in investment portfolio AFS	42,979,979	1,137	45,220,942	1,180	46,298,692	1,167
Held in other assets for option plans	1,072,126	17	1,388,868	22	2,508,404	39
Held for unit-linked contracts	1,258,395	41	5,142,356	138	4,034,767	83
Held by Associates	418,652	13	885,458	24	1,099,640	22
Balance at 31 December	**50,698,454**	**1,369**	**57,212,183**	**1,487**	**59,946,438**	**1,433**

4.2 Cumulative preference shares Fortis N.V.

None of Fortis's 1,820 million authorised cumulative preference shares with a nominal value of EUR 0.42 have been issued or are outstanding. However, Fortis N.V. has granted to Stichting Continuïteit Fortis (see separate section on Stichting Continuïteit Fortis) an option to acquire a number of cumulative preference shares of Fortis N.V. not exceeding the number of ordinary (twinned) shares issued at that time. Issued cumulative preference shares have the same voting rights as issued ordinary shares.

The exercise price of the options is EUR 0.42 per cumulative preference share. Upon exercise, however, only 25% of the nominal value would need to be paid. Stichting Continuïteit Fortis would be required to pay the additional 75% of the nominal value per cumulative preference share only upon the request of Fortis N.V. following a resolution by the Board of Directors.

If cumulative preference shares are issued, a General Meeting of Shareholders will be convened within two years of the date on which the cumulative preference shares are issued so that a decision can be taken regarding the repurchase or cancellation of these issued cumulative preference shares.

If the General Meeting of Shareholders does not resolve to repurchase or cancel the cumulative preference shares , subsequent General Meetings of Shareholders will be convened and held in each case within two years of the previous meeting. A resolution concerning repurchase or cancellation of the cumulative preference shares will be on the agenda of these meetings for as long as there are cumulative preference shares outstanding.

Any dividend from Fortis N.V.'s profits will first be paid out to holders of cumulative preference shares before being paid to holders of ordinary shares. The dividend to be paid will be equal to the average Euribor for a term of one year, as published by the European Central Bank during the year for which the dividend is to be paid, increased by 1.5%. The dividend will be calculated as a percentage of the amount paid to Fortis N.V. on such shares and pro rata to the period outstanding.

Cumulative preference shares have a liquidation value equal to the amount paid to Fortis N.V. on such shares plus any accumulated but unpaid dividends. Cumulative preference shares have priority over ordinary shares in the case of liquidation.

Issued preference shares can be transferred only with the Board's consent. If the Stichting Continuïteit Fortis is dissolved or declared bankrupt, or merges with any other entity, the allowable transfer of preference shares will be designated by the Fortis Board.

4.3 Other reserves

The negative amount in Other reserves is mainly related to the accounting principles Fortis applied to prior the introduction of IFRS as well as the application of exemptions provided for in IFRS 1, First-time Adoption of International Financial Reporting Standards.

IFRS 1 requires the retrospective application of IFRS at the time of first adoption. However, to ease the impact of implementation of IFRS, the standard provides entities with optional exemptions. Fortis has opted to utilise some of these exemptions. The exemptions relating to business combinations and employee benefits had a significant impact on equity (Other reserves).

The exemptions concerning business combinations allows entities not to apply IFRS 3, Business Combinations, retrospectively to past business combinations. Fortis applies the provisions of IFRS 3, to all business combinations occurring on or after 1 January 2004. Accordingly, business combinations that occurred prior to 1 January 2004 – and the goodwill that was included in equity – are not restated under IFRS. As a result, the previously recorded goodwill included in Other reserves remains in Shareholders' equity.

Under the exemption in IFRS 1 concerning employee benefits, entities may elect to add or charge to equity in full, all cumulative actuarial gains and losses that have not been recognised in the income statement prior to 1 January 2004. Fortis has decided to take advantage of this exemption and therefore does not apply IAS 19 retrospectively. Fortis recognised all actuarial gains and losses in the opening balance sheet on 1 January 2004, leading to a decrease in equity (Other reserves).

Treasury shares, i.e. ordinary shares reacquired by Fortis, are adjusted to Shareholders' equity and reported in Other reserves.

An amount of EUR 266 million (2005: EUR 266 million; 2004: EUR 266 million) is included in Other reserves and relates to the equity component of convertible loans (see note 29.1).

4.4 Currency translation reserve

The Currency translation reserve is a separate component of Equity in which the exchange differences are reported, arising from translation of the results and financial positions of foreign operations that are included in the Fortis Consolidated Financial Statements.

Fortis applies hedging of net investments in foreign operations. The net investment in a foreign operation is the interest of Fortis in the net assets of that operation. Exchange differences arising on borrowings and other currency instruments designated as hedging instruments of such investments are also recorded in equity (under the heading Currency translation reserve) until the disposal of the net investment, except for any hedge ineffectiveness that is immediately recognised in the income statement. On disposal of a foreign entity, such exchange differences are recognised in the income statement as part of the gain or loss on the sale.

Until the reporting of 2005, the exchange differences arising on borrowings and other currency instruments designated as hedging instruments of investments in foreign operations, were reported under Unrealised gains and losses and not under Currency translation reserve. All previous periods have been changed for comparison purposes.

4.5 Unrealised gains and losses included in Shareholders' equity

The table below shows changes in Unrealised gains and losses included in Shareholders' equity.

	Available for sale investments	*Revaluation of associates*	*Cash flow hedges*	*DPF component*	*Total*
31 December 2006					
Gross	4,793	149	3		4,945
Related tax	(672)				(672)
Shadow accounting	(321)				(321)
Related tax	79				79
Minority interests	(2)				(2)
Discretionary Participation Feature (DPF)	(79)			79	
Total	**3,798**	**149**	**3**	**79**	**4,029**
31 December 2005					
Gross	7,369	280	11		7,660
Related tax	(1,811)				(1,811)
Shadow accounting	(948)				(948)
Related tax	256				256
Minority interests	(10)				(10)
Discretionary Participation Feature (DPF)	(99)			99	
Total	**4,757**	**280**	**11**	**99**	**5,147**
31 December 2004					
Gross	5,674	347	(1)		6,020
Related tax	(1,778)				(1,778)
Shadow accounting	(680)				(680)
Related tax	134				134
Minority interests	(5)				(5)
Discretionary Participation Feature (DPF)	(57)			57	
Total	**3,288**	**347**	**(1)**	**57**	**3,691**

The unrealised gains and losses in Available for sale investments are discussed in detail in note 19.2. Changes in the fair value of derivatives that are designated and qualify as cash flow hedged are recognised as an unrealised gain or loss in Shareholders' equity. Any hedge ineffectiveness is immediately recognised in the income statement.

Fortis enters into insurance contracts with, in addition to the guaranteed part, benefit features for which the amounts and timing of declaration and payment are solely at the discretion of Fortis. Depending on the contractual and statutory terms and conditions, unrealised changes in the fair value of the asset mix related to such contracts are after the application of shadow accounting, reported as part of Shareholders' equity under separate discretionary participation features (DPF) and in Unrealised gains and losses related to Available for sale investments.

The table below shows changes in gross Unrealised gains and losses included in Shareholders' equity for 2006 and 2005.

	Available for sale investments	*Revaluation of associates*	*Cashflow hedges*	*DPF-component*	*Total*
Gross unrealised gains (losses) at 1 January 2005	**5,674**	**347**	**(1)**		**6,020**
Changes in unrealised gains (losses) during the year	2,405	55	12		2,472
Reversal unrealised gains (losses) because of sales	(756)	(10)			(766)
Foreign exchange differences	(3)	7			4
Divestments of associates	(1)	(120)			(121)
Other	50	1			51
Gross unrealised gains (losses) at 31 December 2005	**7,369**	**280**	**11**		**7,660**
Changes in unrealised gains (losses) during the year	(1,691)	(78)	(8)		(1,777)
Reversal unrealised gains (losses) because of sales	(885)				(885)
Foreign exchange differences	(6)	(9)			(15)
Divestments of associates		(36)			(36)
Other	6	(8)			(2)
Gross unrealised gains (losses) at 31 December 2006	**4,793**	**149**	**3**		**4,945**

4.6 Dividend

When a dividend is announced, shareholders may choose to receive the dividend from Fortis SA/NV (Belgium) or from Fortis N.V. (the Netherlands). The dividend of Fortis SA/NV is equal to the dividend of Fortis N.V.

If a shareholder does not elect to receive dividend from one of the above, a default procedure will apply based primarily on the domicile of the shareholder (for registered shares) or of the Central Securities Depository with which the shareholders' bank has deposited the shares (in the case of shares held in securities account), with Belgian residents receiving solely Belgian dividends and Dutch residents receiving solely Dutch dividends. Shareholders domiciled in neither Belgium nor the Netherlands will receive a Belgian and Dutch dividend in equal proportion. Holders of physical bearer shares who do not specify the source of their dividend will receive a wholly Belgian dividend.

The companies comprising Fortis are subject to legal restrictions regarding the amount of dividend they may pay to their shareholders. The Netherlands Civil Code stipulates that dividends may be paid out by a Dutch company only if the net equity of the company exceeds the total of the paid-up and called-up capital and the reserves required by law or by the company's Articles of Association.

Under the Belgian Companies Code, 5% of a company's annual net profit must be placed in a reserve fund until this fund reaches 10% of the share capital. No dividends may be paid if the value of the company's net assets falls below, or following payment of dividend would fall below, the sum of its paid-up capital and non-distributable reserves.

The Belgian and Dutch subsidiaries are also subject to dividend restrictions arising from minimum capital and solvency requirements imposed by regulators in the countries in which subsidiaries operate.

Proposed dividend for 2006

The Board of Directors will propose to the Annual General Meetings of Shareholders on 23 May 2007 a total cash dividend of EUR 1.40 per share, an increase of 21% on the EUR 1.16 paid for 2005. As an interim dividend of EUR 0.58 per share was paid on 7 September 2006, the final dividend will amount to EUR 0.82 per share and will be payable on 14 June 2007.

5 Minority interests

The following table provides information about the most significant minority interests in the Fortis entities.

	% of minority interest	*Amount at 31 December 2006*	*Amount at 31 December 2005*	*Amount at 31 December 2004*
Group company				
Fortis Bank AS (Turkey)	6.7%	43	46	
Fortis Bank NV/SA	0.2%	25	22	22
Fortis Fixed Rate Quarterly Capital Funding Trust		50	50	50
Interparking SA	10.0%	70	69	67
Millenniumbcp Fortis	49.0%	375	363	
Moeara Enim	30.3%	140	147	146
Archimedes Investments Coöperatieve U.A.	15.0%	173		
Other		31	30	55
Total		**907**	**727**	**340**

To strengthen the capital base of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed Trust Capital Securities through Fortis Fixed Rate Quarterly Capital Funding Trust in the United States. This trust may only hold debt or other securities issued by Fortis entities. The Trust Capital Securities are guaranteed by parent companies and have a perpetual maturity. After ten years Fortis has the option to redeem this security for cash on the distribution date.

The issue consisted of three tranches:

- a tranche of EUR 400 million with a variable coupon of 3-month Euribor plus 1.30% for the first ten years and a coupon of 3-month Euribor + 2.30% in subsequent years
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire maturity of the instrument
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor + 2.30% in subsequent years.

The tranches of EUR 50 million is classified as minority interest while the tranches of EUR 400 million and EUR 200 million are classified as subordinated loans. This is because Fortis expects these tranches to be redeemed on the contractual date of interest rate change.

6 Earnings per share

The following table details the calculation of earnings per share (EPS).

	2006	*2005*	*2004*
Net profit attributable to shareholders	4,351	3,941	2,353
Elimination of interest expense on convertible debt (net of tax impact)	81	72	64
Net profit used to determine diluted earnings per share	**4,432**	**4,013**	**2,417**
Weighted average number of ordinary shares for basic earnings per share	1,289,188,491	1,282,950,369	1,276,832,358
Adjustments for:			
- assumed conversion of convertible debt	39,684,066	39,684,998	43,237,155
- share options	3,981,100	2,125,939	754,938
- restricted shares	759,778		
Weighted average number of ordinary shares for diluted earnings per share	**1,333,613,435**	**1,324,761,306**	**1,320,824,451**
Basic earnings per share (in euro per share)	3.38	3.07	1.84
Diluted earnings per share (in euro per share)	3.32	3.03	1.83

In 2006 weighted average options on 1,505,791 shares (2005: 7,911,340; 2004: 18,136,767) with weighted average exercise prices of EUR 34.60 per share (2005: EUR 32.37; 2004: EUR 32.59) were excluded from the calculation of diluted EPS because the exercise price of the options was higher than the average market price of the shares. During 2006 (as in 2005 and 2004) no shares arising from convertible securities were excluded from the calculation of diluted earnings per share because the interest per share saved on these securities was lower than the basic earnings per share.

7 Risk management

7.1 Introduction

Advanced and comprehensive risk management is a prerequisite for achieving sustainable profitable growth. Fortis recognises this and considers its risk management practice to be one of its core competencies. Fortis continuously reviews and upgrades its risk management framework in order to align it with developments in the field and lessons learned in our own practice. Being able to demonstrate that adequate risk management procedures are in place is key to building and keeping the confidence of all external stakeholders: customers, analysts, investors, regulators and rating agencies.

Fortis provides the reader with detailed information on its risk management philosophy, policies and organisation. Furthermore, Fortis provides extensive quantitative information on each category of risk Fortis faces.

The risk management section gives an overview of:

- the various types of risk to which Fortis is exposed, summarised in a risk taxonomy
- the risk management philosophy
- our risk management organisation
- the risk management approach for each of the various risk types Fortis faces, including a quantitative and qualitative view on the risk exposure.

7.2 Fortis risk taxonomy

Through its broad range of activities, Fortis faces multiple types of risk. The Fortis risk taxonomy was set up in order to classify the variety of risks and provide a unique definition for each risk type.

Fortis differentiates between three main categories of risk: operational risk, financial risk and insurance liability risk.



Risk
Operational risk
Financial risk
Insurance liability risk
Business risk
Event risk
Credit risk
Market risk
Liquidity risk
Life risk
Accident & Health risk
Property & Casualty risk

Operational risk

All companies face operational risk due to the inherent uncertainty in their operating activities, due either to external factors or uncontrolled internal factors. Operational risk is divided into two components: event risk and business risk.

Event risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic and reputation risk. Event risk is and can be limited through appropriate management processes and controls.

Business risk is the risk of loss due to changes in the competitive environment that damage the franchise or operating economics of a business. Typically, the impact is seen through the variation in volume, pricing or margins relative to a fixed cost base. Business risk is externally driven, but can be mitigated by effective management practices.

Financial risk

Financial risk encompasses three types of risk: credit risk, market risk and liquidity risk.

Credit risk is defined as the risk to earnings or capital arising from an obligor's failure to meet the terms of any contract or to fail in some other way to perform as agreed. Credit risk cannot be measured or monitored in isolation from other risks, in particular, market, country and legal risks. Credit risk arises in lending, investing, trading and hedging activities.
Credit risk is the risk that a counterparty will fail to repay all or part of the principal and interest owed to the creditor. This failure may be caused either by the counterparty's non-payment (counterparty risk), or by the imposition of transfer restrictions by the country in which the counterparty operates (transfer risk). Counterparty risk arises primarily from borrowers, re-insurers and bond issuers, but also includes trading counterparties and foreign countries that are unable or unwilling to meet their obligations.

Market risk relates to the potential loss resulting from unfavourable market movements, which can arise from trading or holding investments in financial instruments. Fortis subdivides market risk into two types, ALM risk and trading risk, depending on the duration of the instruments covered. ALM and trading risk arise through the impact of changes in foreign exchange rates, interest rates, yield curve shifts, spreads, real estate prices and share prices on the value of assets net of liabilities.

Liquidity risk refers to a situation where any entity of Fortis is unable to meet the cash demands of its deposit, other contract and policyholders without suffering unacceptable losses in realising assets to fund its financial obligations as and when they fall due, both under normal and difficult circumstances. It is the risk that Fortis does not have sufficient financial resources available to meet its obligations when they fall due, or is able to secure or sell its assets only at excessive cost.

Insurance liability risk

Insurance liability risk refers to all underwriting risks in Insurance activities, exclusive of any components that are driven by financial market considerations (such as interest rates). Due to the different nature of Life, Accident & Health and Property & Casualty operations, the risks in these activities are treated separately. Life liability risks are also referred to as mortality and longevity risk.

Life risk results mainly from discrepancies in the timing and amounts of the cash flows due to the incidence of death (mortality risk) or non-incidence of death (longevity risk) depending on the product written by the insurer: life cover or annuity/pension cover. Due to the long-term nature of Life business, unexpected changes to lapse behaviour and ongoing expenses are also considered within life risk.

Accident & Health risk refers to the variation in claim levels and timing due to fluctuations in policyholder morbidity and accident claims.

Property & Casualty risk is defined as the variability in claims costs and includes the uncertainty regarding claims reserves (incurred claims on expired contracts) and unearned premiums (future claims on unexpired contracts).

7.3 Risk management philosophy

Fortis has developed a common global risk management framework supported by central committees. Within this global risk management framework, which is explained in more detail in the next section, risk management and risk monitoring units are closely linked to each business (business risk management) and/or to specific geographical areas (local/country-level risk management). In conjunction with the Fortis Central Risk Management organisation, the CEO and/or CFO of each business has primary responsibility for the organisation and execution of risk management within that business. He or she will adhere to and implement policies developed and decisions taken by the central committees. The following section describes how this philosophy has been implemented at Fortis.

7.4 Risk management organisation

Fortis's risk management organisation has been designed to achieve the following objectives:

- to ensure and demonstrate that independent risk management teams are in place throughout Fortis
- to ensure coherent risk-related decision-making between the business, country and group levels, with full coverage of risk issues
- to formalise effective risk management policies and principles that govern risk management activities throughout Fortis
- to facilitate communication of risk-related actions across Fortis.

The Fortis risk organisation comprises a Board-level risk committee, executive risk committees at group, business and country levels, one central risk department and decentralised risk mid-offices in the businesses and at individual country levels.



Group
Fortis Board [Risk & Capital Cttee]
Executive Committee [Fortis Risk Cttee]
Fortis Management Committee
Support
Fortis Central Risk Mgt.
Bank or Insurance
Insurance Board
Insurance Mgt. Cttee
Insurance Risk Committee
Fortis Bank Board
Bank Mgt. Committee
ALM & MPC
OPC
CPC
CCC
Businesses
Local Insurance Boards
Local Ins. Mgt Cttees
Insurance Belgium
Insurance Netherlands
Insurance International
Retail Banking
Merchant Banking
Commercial & Private Banking
Fortis Investments
Various Mid-offices

The various risk monitoring bodies within Fortis are discussed below.

Fortis level

Fortis Risk and Capital Committee (FRCC)

The FRCC helps the Board to:

- understand the risks to which Fortis is exposed and which are typically inherent in Banking and Insurance activities
- oversee the effective management of these risks
- ensure the adequacy of Fortis's capital in relation to these risks and to the risks inherent in the operations as a whole.

Fortis Audit Committee

The Audit Committee, on behalf of the Board of Directors, reviews at least once a year:

- the quality and effectiveness of procedures and structures through which the risks within Fortis are managed
- the accounting policies relating to risk
- the capital assessment procedures
- the internal control system.

The Audit Committee reports to the Board of Directors at least once a year on these topics.

Senior Management Involvement

The *Executive Committee* defines and periodically reviews the policies, rules and limits with respect to risk management and ensures that:

- policies, rules and limits are implemented in the operating companies and approved, where necessary, by the adequate corporate constituencies
- senior management takes any steps necessary to:
  - report, monitor and control risks
  - ensure risks are managed in accordance with the agreed policies and guidelines.

The Executive Committee is regularly informed of any risk exposures in order to assess how each category of risk should be monitored. The Executive Committee ultimately has the day-to-day responsibility for understanding the nature and level of the overall risks taken by Fortis.

The CEO reports to the Fortis Board on the risk profile and the capital adequacy of Fortis and makes proposals to the Fortis Board with regard to risk policies and rules and financing transactions of the Fortis group.

Fortis Risk Committee

The Fortis Risk Committee supports the CEO and the Executive Committee in ensuring that the group understands its key risks and has comprehensive risk management mechanisms in place. A key role of the Fortis Risk Committee is to ensure the consistency of approach across the Fortis activities (Banking and Insurance) and that appropriate consideration has been given to group level issues at all levels.

Fortis Central Risk Management

The Fortis Central Risk Management (FCRM) department is headed by the Chief Risk Officer. Its role is to:

- ensure that the group has in place consistently high standards of risk management
- maintain the executive management's awareness and understanding of the risks being taken
- encourage optimisation of risk/return
- support the work of the various Risk Committees
- co-ordinate the implementation of risk initiatives
- support the businesses on risk issues
- measure group-wide economic capital
- validate risk models
- measure and monitor ALM, at Bank and Insurance level.

The presence of an integrated risk management framework across the Banking and Insurance activities is perceived as one of Fortis's strengths by internal parties (Fortis Audit Services, Investor Relations) and external parties (rating agencies, investment analysts and regulators).

Banking level

The Fortis Bank Management Committee delegates the definition, implementation and control of risk management policies to the various Central Risk Acceptance Committees.

These committees and their responsibilities are summarised below:

- The Central Asset and Liability Management and Market Policy Committee (ALM & MPC) defines balance sheet management policies and limits, monitors the balance sheet structure, approves ALM risk management structures, agrees on significant transactions affecting the balance sheet and signs off new products launched by the business lines. These tasks also include the monitoring of market risk and market risk limits
- The Central Operational Policy Committee (OPC) establishes norms, policies and measurement standards in relation to operational risk-linked exposure
- The Central Credit Policy Committee (CPC) approves credit risk policies and processes, decides on concentration limits, signs off on new credit products and monitors credit portfolio quality and credit delegation limits
- The Central Credit Committee (CCC) decides on individual obligor risks, including country and bank limits, and approves transactions above a certain level affecting the balance sheet, within the lending limit of the bank.

Insurance level

The Fortis Insurance Management Committee consists of all Executive Committee members representing the insurance companies of Fortis. As such, it can be compared to the Fortis Bank Management Committee. Responsibility for risk-related matters has been delegated to the Insurance Risk Committee.

The responsibilities of this committee comprise:

- proposing the guidelines, in relation to the investment strategy (asset mix), investment policies, ALM and other risk measurement methodologies, reserving targets (economic and regulatory) and methodologies, and major new products or initiatives that have a significant impact on the risk profile
- monitoring the ALM risk, the insurance policies and limits, the adequacy of reserves and the solvency position
- recommending actions to change the risk profile as and when necessary
- follow-up of embedded value
- optimising the risk versus return.

The Insurance Risk Committee (IRC) has an intermediary role between Fortis Risk Committee (FRC) and the individual Insurance Business Risk Committees.

The IRC monitors the consolidated risk profile of the Insurance activities. In relation to ALM, this means among other things that:

- the developments in fair value and earnings-sensitivity are reported on a quarterly basis to the IRC, and that
- the IRC reviews strategic asset allocation/asset mix studies at least once a year.

Business level and country level

Each business is responsible for managing its inherent risks within the limits, policies and guidelines set by regulators and by Fortis Central Risk Management.

Each business has a Business Risk Committee, which supports its management team in ensuring that key risks are well understood and that appropriate risk management procedures are in place.

Each business is responsible for managing its inherent risks and ensuring that it has comprehensive risk management systems in place which cover the full risk taxonomy.

7.5 Operational risk management

Overview

In the light of Basel II and corporate governance codes, Central Risk Management has defined a complete operational risk management framework, covering all dimensions of operational risk. This Operational Risk & Management Control (ORMC) framework encompasses policies for managing operational risk, the collection of loss events, risk self-assessments, scenario analyses, key risk indicators, embedding/use of scans, business continuity management, information security, risk transfer management and, where appropriate, the signing of management control statements.

The framework is presented in schematic form below.



POLICY ON OPERATIONAL (EVENT) RISK
Operational risk identification: assessment, measurement/modeling, analysis, reporting, monitoring
ORPHEUS (Operational Risk Framework Embedment and Use Scan)
Loss data
• Loss data collection
• Benchmarking internal vs external data (ORX)
Model
• Quantitative risk profile
• Economic capital
• Regulatory capital
Risk self-assessment
• Assessment of operational risk exposure scenario analysis
• Identify risk areas and trigger management action
Key risk indicators
• Monitor and analyze KR's
Product Process Matrix at level Business Line/Country/Legal Entity
MANAGEMENT OF OPERATIONAL (EVENT) RISK BY BUSINESSES
Control and mitigation (avoidance, reduction/transfer, control improvement) of a wide range of risks including operational event risks
Business continuity management
Information security
Risk transfer (Insurance, captives,...)
Management control statements

The items in the red box (described below) mainly relate to operational (event) risk management and are applicable to the banking businesses. The items in the black box (described in the following sections) include business risk and are applicable to all businesses.

The Fortis Bank policy on the management and mitigation of operational event risk sets out the framework and organisation (including roles and responsibilities) at company, business and country level. Global, local and country operational risk managers have been assigned for all bank-related businesses (including horizontal functions) and main countries.

The Operational Risk & Management control framework is implemented consistently throughout the whole of Fortis Bank. Each business and legal entity thus complies with the methodology and associated tooling, or integrates its business approach into that framework. Key elements of responsibility allocation include the following:

- at business level: the business has primary responsibility for managing and mitigating operational event risks in its international operations. Adequate risk management requires the embedding of risk management procedures in the lower echelons of the organisation (on-site).
- at country/legal entity level: the country/legal entity is responsible for the local coordination and support of risk management mitigation initiatives, the coordination across businesses of the management and mitigation of event risk exposure, the communication with regulators and supervisors and the reporting to its Country Risk Committee or Country Management Team.
- at group level: Central Risk Management ensures that operational event risks are assessed, measured and managed across the banking businesses, and coordinates reporting processes to the appropriate Risk Committees (notably the Operational Risk Policy Committee) and management committees of the businesses and the bank.

Operational risk identification, assessment, measurement, analysis, reporting and monitoring

The product process matrices represent at a high level the value chains of material products/services. These value chains are the most basic level used for loss data collection and risk self assessments.

To identify and analyse where operational risk exposures manifest themselves, the businesses continuously collect loss data (events above a threshold of EUR 1,000), including causal information, in a central application called OPERA. In 2006 Fortis Bank did not experience any material operational losses.

Loss data collection is supplemented by external data through the ORX (Operational Risk data eXchange Association), which Fortis co-founded. In ORX, members exchange loss data information in a standardised, anonymous and quality-assured form.

Central Risk Management has developed a risk self-assessment method that covers a range of risks in order for the businesses to:

- assess annually the effectiveness of controls and the exposure to operational event risk in current product lines
- assess risks that go beyond the scope of operational event risk (e.g. business impact as a result of discontinuity of activities, ineffective security measures and non-compliance with laws and regulation)
- underpin the signing of the management control statement.

The operational event risks assessed are related to their causes within the classes people, process, systems and external events. The results of the risk self-assessments are entered in the central OPERA application.

In addition, scenario analyses are performed at the level of the business lines to evaluate their exposure to high-risk incidents. External sources such as ORX and the Fitch FIRST database are used to complete or enrich risk self-assessments, scenario analyses and stress tests.

For the more risk-sensitive activities the businesses document, monitor and analyse their key risk indicators, which are integrated into the continuous management process of the business concerned in order to initiate preventive actions before problems may materialise or escalate.

Central Risk Management periodically conducts a global survey to assess and establish the embedding and use of the operational risk management components of the ORFEUS framework. The scan results give an indication of the quality of operational risk management in the businesses compared with regulatory and internal criteria.

Central Risk Management models the operational event risk profile of business lines to calculate quarterly economic capital (at the level of business and business line) and regulatory capital (at legal entity level) for operational event risk. The main data source used, i.e. data from risk self-assessments, is provided by the business lines themselves.

However, other data sources are also used in the Advanced Measurement Approach flow. This modelling is supported by a specific application, which will continue to evolve in line with industry practice.

Operational event risk-related information is reported, according to defined reporting lines, to various risk management units, e.g. risk management departments and committees at business and country level, to Central Risk Management and to the Operational Risk Policy Committee. Based on that information, executives manage their operational risk profile.

Operating control and mitigation

Fortis has put in place a variety of processes to control and mitigate operating risks. These are briefly discussed in the following section.

Risk reduction and transfer

Management can decide:

- to perform more broadly focused and more detailed assessments (methodologies are available for business continuity management and information security)
- to avoid risks (e.g. divestments)
- to transfer risks (insurance, captives)
- to improve processes
- to accept risks.

Business continuity management

The Business Continuity Management approach (BCM) used by Fortis is aligned to related regulations and Fortis Business Continuity Management Policy. In recognition of Fortis's growth, increasing complexity in process interactions and rising expectations on the part of stakeholders such as suppliers, customers and regulators, the BCM Policy and Implementation Guide are reviewed on a regular basis.

The business continuity organisation defines the responsibilities in the development and maintenance of the business continuity plans (BCP) and also describes the mobilisation and roles of the different teams in the event of a crisis.

Each business, horizontal function and country is responsible for its own BCP. The country manager is in charge of the co-ordination and reports to the Board concerning business continuity in general and the efficiency of the BCP in particular.

Central Risk Management leads and coordinates the organisational units and provides a comprehensive, generic implementation framework, supported by a Fortis BCM application.

On the basis of local information received, Central Risk Management creates an oversight and reviews/monitors the business continuity organisation, implementation, testing, incidents and residual risks. Central Risk Management reports the consolidated view to the appropriate organisational levels.

Central Risk Management also implements an action programme in order to maintain the required level of maturity for BCM. This action programme focuses on developing the cross-border strategy, providing guidance, challenge, implementation support and assistance to key staff involved with BCM, as well as dependencies between internal and external parties.

Adequate management attention has been given to pandemic risks such as avian flu, providing a detailed view on the time and workload resistance of critical activities, on the vulnerability to external suppliers, and on the overall measures to be taken.

Information security

Fortis has laid down a structured information security approach in the Fortis Information Security Policy. The framework of the Fortis Information Security Policy consists of:

- the Information Security Policy Statement, which defines the framework as well as the organisation and the responsibilities with regard to policy implementation. Mandatory security directives that apply to the entire Fortis group and to third parties with which Fortis exchanges information are also included.
- the Information Security Policy Reference document, which translates the international best practice ISO/IEC 17799: 2005 into concrete policy statements for Fortis.

The Fortis Information Security Policy must be implemented on a 'comply or explain' basis. Responsibility for the design and implementation of the Information Security is delegated to the Operational Risk Policy Committee (OPC) for Fortis Bank and to the Insurance Risk Committee (IRC) for Fortis's Insurance activities.

The OPC/IRC have specifically designated an Information Security Steering Committee, comprised of senior representatives of the businesses and horizontal functions to steer the policy implementation at strategic level. Fortis Central Risk Management acts as secretary of this committee.

Fortis Information Security Forum is comprised of information security officers from businesses and horizontal functions. Its purpose is to advise and report to the Information Security Steering Committee on the implementation status and on any issues arising.

Insurance and captives

In accordance with industry practice, Fortis has acquired insurance policies issued by third-party insurers and partly also through its captive reinsurance companies, which provide cover for claims and losses arising from the provision of professional services.

The current composition and structure of this insurance programme may be summarised as follows:

- Combined Bankers Blanket Bond, Computer Crime and Professional Indemnity for Fortis Bank. The contract is placed on the external insurance market.
- Directors and Officers Liability Insurance. Placed on the external insurance market this cover is intended to protect the personal liability of the directors and officers of Fortis at group level in respect of claims made against them personally for wrongful acts solely by reason of their status of director or officer.
- Other insurance contracts in place:
  - property insurance including terrorism cover
  - general liability
  - workers' compensation.

Management control statements

While operational risk management focuses mainly on operational event risks, management control is chiefly concerned with business risk (including strategic and reputation issues) although the methods of risk assessment, control assessment and remediation of weaknesses are similar. Furthermore, operational risk management and management control are interrelated. The results of the operational (event) risk assessments serve as input for the risk assessment performed by senior management, as part of the annual management control statement procedure that is coordinated by Central Risk Management. The management teams sign their management control statements and formulate action plans (if necessary) to improve steering/control. Central Risk Management coordinates reporting on the follow-up on those action plans.

7.6 Financial risk management

As a financial institution, Fortis faces a variety of financial risks. The management of credit risk, market risk and liquidity risk is extensively discussed below.

7.6.1 Credit risk

Credit risk management

All credit risk management within Fortis is governed by one policy, the Fortis Credit Policy. This policy contains a set of principles, rules, guidelines and procedures for identifying, measuring, approving and reporting credit risk within Fortis. Fortis Credit Policy establishes a consistent framework for all credit risk-generating activities, either through direct lending relationships or through other activities resulting in credit risk such as investment activities or reinsurance claims. The policy is subdivided into four categories: principles and framework, cross-business policies, business-specific policies and instructions.

Principles and framework comprise the core values and parameters that define Fortis's risk tolerance and characterise its credit culture. These are universal and, with the exception of the credit risk strategy - embedded in the Credit Risk Charter, which is subject to change in response to market developments and business strategy - have a constant character. Cross-business policies, business-specific policies and instructions have a dynamic character. They are subject to amendment or review based on changing circumstances and accumulated experience.

Cross-business policies describe the framework according to which a specific product or credit activity must be organised across more than one business or within Fortis as a whole.

Business-specific policies provide specific guidance on all aspects of a specific product or credit activity restricted to one business. They are formulated and developed within the business to ensure applicability and ownership. Instructions give detailed information on processes related to credit activities.

The basis for effective credit risk management is the identification of existing and potential credit risk inherent in any product or activity. This process includes the gathering of all relevant information concerning the products offered, the counterparties involved and all elements that may influence the credit risk.

Assessing the credit risk of a proposed agreement consists of:

- analysis of the probability that the counterparty will fail to meet its obligations, including the risk classification on the Fortis Master scale
- analysis of the possibilities of fulfilling the counterparty's obligations by other means in the event where the counterparty fails to meet its obligations by itself
- formulation of an independent and substantiated opinion.

Counterparty acceptance criteria are the conditions that Fortis applies for the acceptance of credit customers. These conditions reflect the general acceptable credit risk profile that Fortis has determined. Fortis operates in accordance with sound, well-defined credit-granting criteria in order to avoid reputational risk and to ensure its sustainability. Fortis does not wish to be associated with dubious counterparties or credit facilities. The counterparty acceptance criteria includes a clear indication of the bank's target market and a thorough understanding of the borrower or counterparty, as well as of the purpose and structure of the credit and the source of its repayment.

Authorised persons or committees make a credit decision, based on this opinion. Delegation of credit authority is the partial transfer of the central credit decision-making authority to the appropriate management levels of credit risk management and the businesses. The delegation rules define the decision-making process regarding the acceptance and management of counterparty risk. The underlying principle in the rules is the need to obtain an appropriate balance (in terms of overall profitability) between two opposite drivers, namely the maximising of the decision-taking autonomy of the businesses on the one hand and the reduction of counterparty risk on the other.

Credit analysis and decision making apply to any change in credit risk, as well as to regular reviews of existing credit risk. The monitoring of credit risk is a permanent and automatic control performed on credit exposures and events with the primary purpose of an early detection and reporting of potential credit problems.

Risk surveillance consists of the daily monitoring of all individual credit risks. Comprehensive procedures and information systems monitor the condition of individual credits and single counterparties across the various portfolios. These procedures define criteria for identifying and reporting potential problem credits in order to ensure that they are subject to proper monitoring, possible corrective action and classification.

Impaired credits are transferred to 'intensive care' or 'recovery'. Intensive care develops strategies to rehabilitate an impaired credit or to increase the final repayment. Intensive care also provides valuable input and assistance to the businesses in dealing with non-impaired problem loans. The intensive care function is segregated from the area that originated the credit. In the event that a counterparty fails to meet its obligations and is considered to be unable to meet them in future; all other means have to be applied in order to fulfil this counterparty's obligations towards Fortis, such as selling or realising receivables, collateral or guarantees.

Credit risk exposure

Fortis's overall credit risk exposure (before collateral held and other credit enhancements) at 31 December can be summarised as follows:

	2006	*2005*
Cash and cash equivalents (see note 15)	20,414	21,822
Assets held for trading		
Debt securities	22,199	20,904
Derivative financial instruments	21,545	23,789
Total assets held for trading (see note 16)	43,744	44,693
Due from banks		
Interest bearing deposits	5,054	4,390
Loans and advances	6,230	2,988
Reverse repurchase agreements	49,592	55,831
Securities lending transactions	24,425	13,785
Other	4,855	4,040
Total due from banks (see note 17)	90,156	81,034
Due from customers		
Government and official institutions	5,776	8,355
Residential mortgages	93,550	84,561
Consumer loans	10,398	9,818
Commercial loans	111,479	94,266
Reverse repurchase agreements	35,797	59,657
Securities lending	18,355	15,108
Other	13,374	11,450
Total due from customers (see note 18)	288,729	283,215
Interest bearing investments		
Treasury bills	895	504
Government bonds	95,901	99,167
Corporate debt securities	44,561	40,871
Mortgage backed securities	10,612	13,589
Other asset backed securities	29,356	20,860
Total interest bearing investments (see note 19)	181,325	174,991
Reinsurance and other receivables (see note 20)	9,275	9,653
Total on balance credit risk exposure	**633,643**	**615,408**
Off balance credit commitments exposure (see note 52)	**165,047**	**119,446**
Total credit risk exposure	**798,690**	**734,854**

Unit-linked investments are not included in the total credit risk exposure because these risks are borne by the policyholders.

Excluding the impact of the diminishing reverse repurchase and securities lending portfolio, loans and advances to customers rose by EUR 26 billion (12%) during 2006. This increase was supported by all banking segments: Retail Banking (15%), mainly residential mortgage loans; Commercial & Private Banking (14%); and Merchant Banking (23%), mainly commercial loans. The credit risk exposure in Insurance is mainly concentrated in a diversified portfolio Available for sale debt securities (EUR 44 billion). Apart from an increase of asset-backed securities (EUR 6 billion), interest-bearing investments remained broadly in line with the previous year with government bonds and asset-backed securities representing respectively 53% and 22% of the overall portfolio. Off-balance credit risk exposure is detailed in note 52.

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. However, a right to set-off may not meet the criteria for offsetting under IFRS rules.

The table below provides information on the existence of such non-qualifying rights at year end as well as on non-qualifying master netting agreements that serve to mitigate the exposure to credit loss. The financial assets reported below are those that are subject to a legal right of set-off against financial liabilities when such assets are not reported in the balance sheet on a net basis.

	2006	*2005*
Due from customers	9,849	10,160
Other assets	21	
Total credit risk exposure subject to a legally enforceable right of set-off	**9,870**	**10,160**
Credit risk exposure reduced by virtue of a master netting arrangement	47,282	35,335

Credit risk concentration is any exposure to a counterparty or an aggregate of exposures to a number of positively correlated counterparties (i.e. tendency to default under similar circumstances) with the potential to produce a significant amount of capital loss due to a bankruptcy or failure to pay. Avoidance of concentrations is fundamental to the Fortis credit risk strategy of maintaining granular, liquid, and diversified portfolios.

Fortis applies the total one obligor concept. This implies that groups of connected counterparties are regarded as a single counterparty in the management of credit risk. To manage the concentration of credit risk, Fortis's credit risk management policy aims to spread the credit risk across several sectors and countries. The table below shows Fortis's industry concentration of the customer credit portfolio at 31 December.

	2006		2005	
	Due from customers	*Total %*	*Due from customers*	*Total %*
Agriculture, forestry and fishing	806	0.3%	626	0.2%
Energy and water	4,691	1.6%	4,669	1.6%
Metallurgic & non-metallic minerals	4,040	1.4%	1,295	0.5%
Chemicals and plastics	4,355	1.5%	2,014	0.7%
Metal works	2,694	0.9%	2,114	0.7%
Other manufacturing	15,413	5.3%	12,925	4.6%
Construction and engineering	5,552	1.9%	2,818	1.0%
Distribution, hotels and catering	10,034	3.5%	8,514	3.0%
Transport	5,466	1.9%	4,310	1.5%
Communication	1,529	0.5%	1,421	0.5%
Real estate	12,937	4.5%	7,517	2.7%
Shipping	3,993	1.4%	2,273	0.8%
Trade and commodity finance	2,984	1.0%	1,579	0.6%
Other services	17,182	6.0%	13,858	4.9%
Public administrations	4,668	1.6%	6,216	2.2%
Government and official institutions	5,776	2.0%	8,355	3.0%
Financial institution & services to firms (incl. insurance)	76,443	26.5%	100,118	35.4%
Monetary intermediations	1,094	0.4%	2,431	0.9%
Private persons	102,796	35.6%	94,132	33.2%
Unclassified	6,276	2.2%	6,030	2.0%
Total	**288,729**	**100.0%**	**283,215**	**100.0%**

Loans to private persons mainly represent residential mortgage loans (90%) and to a lesser extent consumer loans (10%). Financial institutions includes holdings, investment companies and insurance companies but excludes banks. The decrease compared with the previous year is related to the reverse repurchase and securities lending portfolio. The higher concentration in real estate is mainly due to organic growth and reclassification.

The geographical distribution of Fortis's credit risk exposure can be presented based on the location of the Fortis company involved or based on the location of the customer. The table below sets out the concentration of credit risk based on the location of the Fortis company at 31 December.

	2006		2005	
	Credit risk exposure on balance	*Percentage*	*Credit risk exposure on balance*	*Percentage*
Location of Fortis company				
Benelux	515,474	81.3%	508,343	82.7%
Other European countries	64,573	10.2%	48,134	7.8%
North America	41,875	6.6%	47,687	7.7%
Asia	10,539	1.7%	10,413	1.7%
Other	1,182	0.2%	831	0.1%
Total	**633,643**	**100.0%**	**615,408**	**100.0%**

The table below sets out the concentration of credit risk at 31 December by location of the customer.

	2006		2005	
	Credit risk exposure on balance	Percentage	Credit risk exposure on balance	Percentage
Location of customer				
Benelux	251,842	39.7%	240,066	39.1%
Other European countries	289,364	45.7%	270,445	43.9%
North America	70,778	11.2%	79,541	12.9%
Asia	11,343	1.8%	11,093	1.8%
Other	10,316	1.6%	14,263	2.3%
Total	**633,643**	**100.0%**	**615,408**	**100.0%**

The increase of the residential mortgage loan portfolio was concentrated in the Benelux countries while the increase of the commercial loans portfolio largely contributed to the growth in other European countries. Credit exposure in North America decreased due to a drop in reverse repurchase and securities lending transactions partly offset by a growth in commercial loans of EUR 3.3 billion.

The table below provides information at 31 December on the concentration of credit risk by location of customer and type of counterparty.

						2006
	Government and official institutions	Credit institutions	Corporate customers	Retail customers	Other	Total
On balance						
Benelux	35,982	13,150	90,094	98,479	14,137	251,842
Other European countries	70,640	102,266	84,699	4,489	27,270	289,364
North America	1,182	14,474	47,970	61	7,091	70,778
Asia	290	4,976	4,706	271	1,100	11,343
Other	397	2,688	6,196	158	877	10,316
Total on balance	**108,491**	**137,554**	**233,665**	**103,458**	**50,475**	**633,643**

In this table, Government and official institutions includes mandatory reserve deposits with central banks (EUR 4,6 billion). Credit institutions comprises Due from banks and Debt securities issued by banks. Trading assets are reported in the column Other.

Policy matters related to individual counterparties identify groups of counterparties, financing techniques or products which require special treatment and/or restricted delegation rules on decision making in the credit granting and management process.

The principle of those matters has been set up from the perspective of general prudence in order to decrease the counterparty default risk and to control, manage and minimise the reputation risk in the credit granting activity.

Credit risk rating is a classification that results from a qualified assessment and formal evaluation, based on:

- analysis of each obligor's financial history and its ability to meet debt obligations in the future
- the quality and safety of an asset, based on the issuer's financial condition indicating the likelihood that a debt issuer will be able to meet scheduled interest and principal repayments.

The ultimate goal of the risk rating assignment process is to calculate the expected loss within one year, for every given borrower or asset.

The Fortis Master Scale ranges from 0 to 20 and gives an indication of the probability that a counterparty will default within one year. Master scale ratings from 0 to 5 are investment grade ratings, 6 to 17 are sub-investment grade ratings and 18 to 20 are impaired loans ratings. The next table gives information on the quality of individually rated loans and credit commitments to customers (reverse repurchase agreements and securities lending transactions not included) according to the Fortis Master scale model.


0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
Investment grade
Sub Investment grade
Impaired

The investment grade category represents 42% of the loan and commitment portfolio in scope, the sub-investment grade category stands for 55% and the impaired loans amount to 3%.

The following table outlines the credit quality by investment grade of Fortis's debt securities at 31 December, based on external ratings.

	2006		*2005*	
	Carrying value	*Percentage*	*Carrying value*	*Percentage*
Investment grade				
AAA	89,477	49.3%	81,070	46.3%
AA	54,756	30.2%	61,810	35.3%
A	31,770	17.5%	25,440	14.5%
BBB	2,304	1.3%	2,074	1.2%
Investment grade	178,307	98.3%	170,394	97.3%
Below investment grade	1,451	0.8%	1,387	0.8%
Unrated	1,555	0.9%	3,176	1.9%
Total net investments in interest bearing securities	181,313	100.0%	174,957	100.0%
Impairments	12		34	
Total gross investments in interest bearing securities	**181,325**		**174,991**	

Compared with the previous year, the AAA-rated debt securities increased both at insurance and at banking. The increase in A-rated debt securities relates almost entirely to insurance.

Problem loans are exposures for which the counterparty has become impaired, but also include exposures for which signals have been detected indicating that the counterparty may become impaired in the future. Problem loans are classified into different risk classes for individual counterparties or arrear buckets for groups of aggregated counterparties in order to sharpen their monitoring and review. Problem loans with ratings 18, 19 and 20 have defaulted and are impaired. Other problem loans are still performing. Because of the accrued risk profile of problem loans, an adapted involvement of the risk management function is required for the handling of these loans.

A financial asset will be classified as impaired if one or more loss events are identified which have a negative impact on the estimated future cash flows related to that financial asset.

Events that can be considered as loss events include situations where:

- the counterparty is unlikely to pay in full its credit obligations to the Fortis group, without recourse by Fortis to actions such as realising collateral
- the counterparty has a material credit obligation which is past due for more than 90 days (overdrafts will be considered as being overdue once the customer has breached an advised limit or been advised of a limit smaller than that currently outstanding).

In practice, Fortis uses a set of obligatory and judgement-based triggers that can lead to a classification as impaired. The final decision on impaired classification is always subject to expert judgement. Obligatory triggers include bankruptcy, financial restructuring (chapter 11 or equivalent) and 90 days' past due. Judgement-based triggers include elements such as (but are not limited to) negative equity, regular payment problems, improper use of credit lines, legal action by other creditors. These triggers are complementary to the judgement of an expert.

The restructuring of a loan can affect different elements of the loan structure such as tenor, collateral mix and pricing. A loan restructuring process on its own is not a trigger for transferring a loan from impaired to normal status, so any such restructured loan will therefore retain its impaired status after restructuring.

Impairment for specific credit risk is established if there is objective evidence that Fortis will not be able to collect all amounts due in accordance with contractual terms. The amount of the impairment is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows and the collateral value less selling costs if the loan is secured.

The table below provides information as at 31 December on impairments and impaired credit risk exposure.

			2006			*2005*
	Impaired outstanding	*Impairments for specific credit risk*	*Coverage ratio*	*Impaired outstanding*	*Impairments for specific credit risk*	*Coverage ratio*
Interest bearing investments	17	(12)	70.6%	88	(35)	39.8%
Due from banks	26	(17)	65.4%	43	(18)	41.9%
Due from customers						
Government and official institutions	10	(6)	60.0%	13	(12)	92.3%
Residential mortgages	1,460	(49)	3.4%	1,476	(59)	4.0%
Consumer loans	604	(266)	44.0%	524	(265)	50.6%
Commercial loans	3,391	(1,522)	44.9%	3,713	(1,741)	46.9%
Other	472	(102)	21.6%	287	(72)	25.1%
Total due from customers	5,937	(1,945)	32.8%	6,013	(2,149)	35.7%
Other receivables	127	(78)	61.4%	145	(84)	57.9%
Total on-balance	6,107	(2,052)	33.6%	6,289	(2,286)	36.3%
Total off-balance	365	(150)	41.1%	587	(143)	24.4%
Total impaired credit risk exposure	6,472	(2,202)	34.0%	6,876	(2,429)	35.3%

The average balance of impaired loans during the year was EUR 6,055 million (2005: EUR 6,657 million) and the interest collected on impaired loans was EUR 98 million in 2006 (2005: EUR 97 million).

The decrease of impairments for specific credit risk results from net additions in impairments in the Retail Banking segment with the Commercial & Private Banking segment (EUR 288 million), broadly in line with the previous year's, and compensated for by significant releases in the Merchant Banking commercial loan portfolio (negative net change in impairments of EUR 103 million) and write-offs (EUR 360 million). These write-offs largely contributed to the decrease (by 6%) of the impaired credit risk exposure and to the slight decline of the coverage ratio to 34%.

The table below provides information on the duration of impairment being the period between the first impairment event of the financial asset and 31 December.

	2006				2005			
	< 1 year impaired	> 1 year < 5 years impaired	> 5 years impaired	Total	< 1 year impaired	> 1 year < 5 years impaired	> 5 years impaired	Total
Interest bearing investments			17	17	15	34	39	88
Due from banks		2	24	26	1	1	41	43
Due from customers								
Government and official institutions	1	4	5	10	4	2	7	13
Residential mortgage	885	545	30	1,460	1,098	365	13	1,476
Consumer loans	268	283	53	604	177	342	5	524
Commercial loans	1,053	1,681	657	3,391	963	2,064	686	3,713
Other	289	174	9	472	101	179	7	287
Total due from customers	2,496	2,687	754	5,937	2,343	2,952	718	6,013
Other receivables	107	20		127	51	90	4	145
Total on balance	2,603	2,709	795	6,107	2,410	3,077	802	6,289
Total off balance	118	211	36	365	221	326	40	587
Total impaired credit risk exposure	**2,721**	**2,920**	**831**	**6,472**	**2,631**	**3,403**	**842**	**6,876**

Write-offs are based on Fortis's latest estimate of its recovery and represent the loss which Fortis considers it will incur. Conditions for write-off may be, among others, that the obligor's bankruptcy proceedings have been finalised and securities have been exhausted, that the obligor and/or guarantors are wholly insolvent, that all normal recovery efforts have been exhausted or that the economic loss term (i.e. the term within which all expenses will exceed the amount of recovery) has been reached.

Incurred but not reported (IBNR) impairments on loans represent losses inherent in components of the performing loan portfolio that have not yet been specifically identified.

The scope of the calculation of the IBNR impairments covers all financial assets found not to be individually impaired from the categories Due from customers and Due from banks. All related off-balance items such as unused credit facilities and credit commitments are also included.

The IBNR calculation combines the Basel II concept of expected loss on a one-year time horizon with intrinsic elements such as incubation period, macro-economic factors and expert views.

IBNR is calculated on the performing loan portfolio of the banking businesses. IBNR amounted to EUR 413 million at the end of 2006 compared to EUR 408 million at the end of the previous year. This evolution reflects organic portfolio growth and acquisitions compensated for by a more favourable macro-economic outlook. Details relating to IBNR impairments are provided in notes 15, 17, 18 and 52.

Risk mitigation is the technique of reducing the credit risk by hedging or by obtaining collateral. Hedging is any financial technique designed to reduce or eliminate the financial risk engendered by products and/or activities. Security (collateral) is any commitment made or privilege given by a counterparty or third party to which Fortis can seek recourse in the event of the counterparty's default in order to reduce loan losses, or any other agreement or arrangement having a similar effect. The lending activity is never purely based on collateral or hedging. The risk mitigation factors are always considered as a second way out.

7.6.2 Market risk

Market risk impacts both the structural positions of the Banking and Insurance activities (ALM risk) and the trading positions taken by the banking business to benefit from short-term volatility in the different risk factors of the financial markets (trading risk). The risk management approach is differentiated to take account of the specific features of each of these activities.

ALM risk

ALM risk management

At Fortis level, ALM risk is measured and managed for both the Insurance and Banking activities, with consistent methods (e.g. fair value calculations, stress tests and worst-case sensitivities) and within a unique risk management framework. This enables Fortis to report and manage risk information on an integrated basis. Risk indicators are used to set limits. In addition to this uniform framework, the specificities of the businesses also require from time to time specific measures for the Banking and Insurance activities.

ALM risk focuses on value and earnings changes implied by volatility in interest rates, exchange rates, share prices and real estate prices. The risk of change in volatility is not taken into account in these figures.

Banking

The ALM department acts according to the rules and guidelines set out by the ALM and MPC Committee and has an important role in managing balance sheet and off-balance sheet items at all levels. The ALM and MPC Committee defines the methodology for setting internal transfer prices.

The responsibilities of the ALM department in the Banking activities are:

- to establish a framework for risk management and control of all the Banking activities with an inherent market risk
- to ensure a global asset allocation that is consistent with the strategy
- to apply the concept of global limits to all types of market risks related to the banking book
- to define the methodology for setting internal transfer pricing and apply it to the different banking businesses
- to monitor closely regulatory solvency, assess the evolution of the CAD ratios and propose strategies concerning additional components of regulatory equity such as subordinated loans and hybrid financing.

Insurance

The Insurance Risk Committee (IRC) has an intermediary role between the Fortis Risk Committee (FRC) and the individual Insurance Business Risk Committees.

The IRC monitors the consolidated risk profile of the Insurance activities. In relation to ALM, this means among other things that:

- developments in fair value and earnings-sensitivity are reported on a quarterly basis to the IRC
- the IRC reviews strategic asset allocation/asset mix studies at least once a year.

The ALM risk is measured and managed at the level of the insurance companies by the respective Insurance Business Risk Committees. Each insurance company operates within the limits and guidelines set by the IRC. Within these investment guidelines, they have freedom regarding the tactical asset allocation. Within each company, the ALM profile (in terms of fair value and earnings sensitivity) is monitored and managed in the local ALCO/Business Risk Committees.

ALM risk exposure

All figures in this section are before taxation. With regard to some smaller participating interests for which detailed data is not available, the risk profile is determined based on an assumption-based approach.

ALM risk - Interest rate risk

Interest rate volatility is a dominant risk factor in the banking and insurance industries. Fortis's Banking and Insurance activities are characterised by opposite interest rate profiles, thereby triggering natural risk mitigation.

The three main sources of interest rate risk actively monitored at Fortis are:

- repricing risk, due to a mismatch of interest rate repricing between assets and liabilities (usual mismatch)
- changes in the structure of yield curves (parallel, flattening or sloping shifts)
- optionality: certain financial instruments carry embedded options (hidden or explicit) that may be exercised depending on the evolution of interest rates on the market.

Fortis measures, monitors and controls its ALM interest rate risk using the following indicators:

- cash flow gap analysis, which illustrates the profile of the interest rate exposure over time and is used to quantify and compare interest rate sensitive asset and liability exposures by different time buckets. The cash flow gap highlights the mismatch between asset and liability exposures at different maturities
- duration of equity, used as a key indicator for the interest rate risk. It reflects the value sensitivity to a small parallel interest rate shift
- interest rate sensitivity of the fair value of an instrument of portfolio by applying stress tests of +/- 100bp to the fair value
- value-at-risk (VaR), which calculates the maximum potential structural loss on a fair value basis resulting from different possible market fluctuations, based on a timescale of one year and a reliability interval of 99.97%
- earnings-at-risk is an indicator that simulates the effect of changes in interest rates on future results.

These indicators are used across Fortis, for both the Banking and Insurance activities. A consistent framework has been put in place to allow for the aggregation across businesses and, as such, to lead to an overall Fortis risk profile. In addition to these common risk indicators, specific banking or insurance risk assessments also exist.

Cash flow gap analysis

The tables below show Fortis's exposure to interest rate risk. The interest-sensitivity gap for a given time period is the difference between the amounts to be received and the amounts to be paid in that period.

Exposures for Banking activities are summarised in the first table and the exposures for the Insurance activities are shown in the second table. Since the insurance business is typically longer than the banking business, the time buckets differ in the two tables. The banking business focuses more on the short maturities, while the insurance business pays more attention to long maturities.

Within the Banking activities, cash flows of assets and liabilities are classified by the expected repricing or maturity date, whichever is earlier. For assets and liabilities without maturity, the projected cash flows reflect the interest rate sensitivity of the product. Products without maturity, e.g. savings and current accounts have a significant part of the outstanding volumes that is stable on a long-term basis and is considered as long-term funding. The derivatives are principally used to reduce Fortis's exposure to interest rate changes. The notional value is reported separately in the table for the Banking activities. In the table below, internal deals are not fully eliminated between Fortis's banking segments. A positive (negative) amount means a net receiving (paying) position in derivatives. The maturities of assets and liabilities and the ability to replace, at acceptable cost, interest-bearing liabilities as they mature are important factors in assessing Fortis's exposure to changes in interest rates.

At 31 December 2006:

	<1 month	1-3 months	3-12 months	1-3 years	3-5 years	5-10 years	>10 years
Banking							
Assets	316,250	124,654	117,517	73,516	57,111	82,141	30,062
Liabilities	(398,375)	(129,610)	(91,704)	(54,851)	(48,693)	(58,027)	(19,394)
Gap Assets – Liabilities	(82,125)	(4,956)	25,813	18,664	8,417	24,114	10,668
Derivatives	21,159	14,606	457	(8,479)	(4,136)	(12,317)	(11,352)
Total Gap	(60,966)	9,650	26,270	10,186	4,281	11,797	(684)

As more liabilities are repriced than assets in the short term, the derivatives position clearly has a risk reducing character on the total gap.

With regard to the assets related to the Insurance activities, the table contains similar information as for the bank. However, for the liabilities arising from Life insurance, the cash flows are projected on a best-estimate basis, i.e. based on statistical information, in accordance with assumptions applied in the embedded value reporting:

- the existing portfolio is considered to be in run-off
- future premiums of existing contracts are taken into account
- future benefits and claims are projected on a best-estimate basis
- derivatives positions are not individualised.

For Non-life insurance, the cash flows are projected on a best-estimate basis taking into account the natural turnover of the portfolio.

At 31 December 2006:

	< 1 year	1-5 years	6-10 years	11-20 years	> 20 years
Insurance					
Assets	10,679	32,503	29,401	17,390	7,39
Liabilities	(10,333)	(21,611)	(22,596)	(22,445)	(38,696)
GAP	346	10,892	6,805	(5,054)	(31,299)

The typically long insurance liabilities imply a negative cash flow gap on the long maturity buckets (above 10 years) and a positive one on the shorter part of the curve. Note that only interest-rate linked items are reflected in the table above. Equity securities and real estate are excluded.

Duration of equity

Duration is a measure of the average timing of cash flows from an asset or a liability portfolio. It is computed on the basis of the net present values (NPV) of the cash flows (principal and interest). The rates used in the calculation of the NPV are based on client rates. Duration of equity is an application of duration analysis and measures Fortis's consolidated interest rate sensitivity. It is measured as the difference between the present value of the future weighted cash flows generated by the assets and the present value of the future weighted cash flow from the liabilities. The duration of equity is an overall indicator of the mismatch in durations between assets and liabilities.

Duration reflects the value-sensitivity to a small parallel interest rate shift Δi:

$$\frac{\Delta Value}{Value} = -Duration \cdot \Delta i$$

Consequently, the following characteristics of this indicator can be derived:

- a positive (negative) duration leads to a decrease (increase) in value when rates increase (Δi positive)
- the higher the absolute value of the duration, the higher the sensitivity of the value to an interest rate movement.

Duration of equity is the duration that must be attributed to the difference between the value of assets and the value of liabilities, so that the total balance sheet will be insensitive to interest rate changes.

The following table shows the mismatch between the weighted durations of assets and liabilities for the Banking and Insurance activities as well as for Fortis as a whole. The bank has a positive duration of equity, in contrast to the insurance business. This means that an increase in interest rates leads to an increase in value for the insurance, but a decrease for the bank and vice versa. As a direct consequence of these opposite risk profiles, the sensitivity of Fortis's value to an interest rate movement is relatively low due to the compensation between bank and insurance. Duration of equity shows a clear compensation between the interest rate risk position of the Banking and Insurance activities.

	2006	*2005*
Duration of Equity (in years)		
Banking	5	4
Insurance	(6)	(11)
Fortis	0	3

Within the Banking activities, the duration of equity increased over 2006 due to new long-term positions following long-term interest rates increases mainly in the first half of the year. Historically the duration of equity in the Banking activities is still at a very low level and far below the limit. In Insurance, the duration of equity became significantly shorter due to the upward move of the curve across the first half of 2006 and to the strong performance of equity securities. Overall, the compensation between Banking and Insurance leads to a 0-duration at Fortis level.

While the duration of equity measures the sensitivity of the value to very small interest rate movements, Fortis also follows the variability of the value for bigger interest rate shocks. This is shown in the following section.

Interest rate sensitivity of the fair value of equity

The table below shows the impact of a 100 basis points shift (+ and -) in the yield curve on the fair value of equity, i.e. the fair value of all assets minus the fair value of all liabilities.

The fair value of the insurance liabilities is determined as the net present value of expected cash flows, taking into account embedded options such as profit-sharing. The valuation is performed on the basis of market principles. Contractual cash flows are discounted at the risk free rate, whereas non-contractual cash flows such as profit sharing are valued with risk-neutral principles.

Impact on fair value of equity at 31 December 2006:

	+ 100bp	*-100bp*
Banking	(5.0%)	4.8%
Insurance	4.6%	(8.9%)
Fortis	(0.5%).	(1.7%)

In the Banking activities a parallel shift of interest rates of 100bp will lead to a change in fair value of approximately 5% of the total fair value. The high convexity of the Insurance activities is reflected in the asymmetrical sensitivity of the value to a shift of 100bp of the yield curve. A 4.6% increase when rates go up, an 8.9% decrease when rates go down. Again, the compensation between the Bank and Insurance leads to a low sensitivity to interest rate movements at Fortis level.

The interest rate risk indicators value-at-risk and earnings-at-risk are discussed in the section ALM risk - Other risk factors.

ALM risk – Currency risk

Any financial product is denominated in a specific currency and currency risk stems from a change in the exchange rate of that currency to the functional currency of Fortis (EUR).

Banking

No currency risk is taken in the ALM bank position due to the application of the following principles:

- loans and bond investments in currencies other than the functional currency of Fortis must be hedged by a funding in the corresponding currency
- participations in currencies other than the functional currency of Fortis must be hedged by a funding in the corresponding currency. The Fortis policy for Banking activities is to hedge via short-term funding in the corresponding currency where possible. Net-investment hedge accounting is applied.
- the results of branches and subsidiaries in currencies other than the functional currency of Fortis activities are hedged on a regular basis (monthly or quarterly).

Exceptions to this general rule must be approved by the ALM & MPC Committee.

The exceptional currency risk exposures to foreign currencies as at 31 December 2006 are stated in the table below:

Currency	*Exposure in foreign currency (in million)*	*Exposure in EUR (in million)*
TRY	1,159	621
TWD	396	9
SIT	16,300	68

The remaining open currency risk positions are due to partly hedging of the participating interest in Fortis Bank AS (Turkey), a small participation in Dryden Wealth Management Taiwan not hedged and a bond position in Slovenian Tollar which was not hedged (on 1 January 2007 the Slovenian Tollar was replaced by the euro).

Insurance

Fortis's policy regarding currency exposure stemming from foreign participations states that all currency risk should be hedged except in certain circumstances, which are described below. This policy is applied through implementation of the three following principles:

- the initial investment must be hedged if hedge accounting can be applied. The Fortis policy for Insurance activities is to hedge via loans when possible
- the results must be hedged if the budget results exceed EUR 5 million. The underlying exposure should be increased linearly towards the year end results
- other equity will not be hedged.

Exceptions to those rules must be accepted by the IRC and are generally accepted if:

- foreign exchange volatility is relatively small (<3% or < 5 Mio)
- there is a strong belief in an appreciation of foreign currency exceeding any EUR currency interest differential minus any additional hedging fees (such as with non-deliverable forwards)
- an (effective) hedge is operationally not possible.

The main currency risk exposures to foreign currencies as at 31 December 2006 are stated in the table below. The exposures shown are net (assets – liabilities), after hedge. For the Asian insurance entities and Fortis UK, the exposure corresponds to the book value of the participation.

Currency	*USD*	*GBP*	*JPY*	*MYR*	*ZAR*	*CHF*	*THB*	*CNY*	*AUD*	*SEK*	*DKK*	*CAD*
Exposure (in EUR million)	1,031	706	152	129	110	107	80	48	34	29	23	22

The high exposures to USD is explained by USD equity securities while the high exposure to GBP is due to the participation in Fortis UK.

ALM risk - Other risk factors

In addition to interest rate risk and currency risk, ALM risk also encompasses equity securities risk and real estate risk. Equity securities risk is the risk of losses due to unfavourable movements on equity markets. Similarly, real estate risk is the risk of losses due to unfavourable movements in real estate prices. These risk factors are monitored through risk indicators such as value-at-risk and earnings-at-risk.

Value-at-risk

The table below shows the maximum loss in the event of a worst-case scenario given a value-at-risk model (on a timeframe of one year and a confidence interval of 99.97% - volatility is not taken into account in these figures). This severe scenario corresponds to the overall common framework of economic capital within Fortis. Within the Banking activities similar calculations are performed with a 99% confidence level and a two-month horizon for day-to-day management.

	Banking	*Insurance*	*Fortis*
Equity-market risk	8%	23%	16%
Interest-rate risk	26%	12%	15%
Real-estate risk	0%	11%	5%
Currency risk	1%	4%	2%

The main exposure in banking is interest rate risk. The equity market risk is relatively small and is based on the equity securities position as reported under IFRS. The currency risk position is mainly a TRY risk position. Real estate risk is not material. For the Insurance activities equity market risk is the most important. This risk is tempered by mitigating strategies such as CPPI and put options (see section on risk mitigating strategies). The important real estate portfolio in insurance is exposed to real estate risk. Currency risk stems partly from the participating interests in international companies. Overall equity market and interest rate risks are the main risk factors for Fortis as a whole. Fortis benefits from compensation between interest rate risk at banking and insurance (opposite sensitivities).

Earnings-at-risk

Earnings-at-risk measures the sensitivity of the future net income to hypothetical adverse changes in interest rates or equity market prices. Earnings-at-risk assesses the impact of stress tests on the projected net income before tax. The group finance and other holding activities of Fortis (General) are excluded from this table.

	Banking	*Insurance*	*Fortis*
+100bp	(2.3%)	(0.8%)	(1.9%)
- 100bp	2.1%	0.8%	1.7%
shares -20%	(0.0%)	(2.6%)	(0.8%)

Within the Banking activities, the interest margin in the earnings-at-risk simulation is calculated with a constant duration of equity over the whole year. The sensitivity of the treasury and trading position is out of scope.

Within the Insurance activities, the puts and swaps have been excluded from this table (conservative assumption). The impact of the equity market position on profit or loss is due to impairments and due to lower fees on unit-linked contracts. The earnings sensitivities are calculated on the in-force portfolio at the end of 2006.

ALM risk – Risk mitigating strategies

Banking

Within the Banking activities, interest rate risk is mitigated using a range of different instruments. The most important are derivatives, primarily interest rate swaps and options. Interest rate swaps are used to change the linear risk profile, mainly caused by long-term assets, e.g. fixed rate mortgages and by long-term liabilities, e.g. subordinated liabilities. Options are used to reduce the non-linear risk, which is mainly caused by the embedded options sold to the client, e.g. caps and prepayment options.

As a result of a hedge, the economic impact of changes in the hedged item's net present value (NPV), due to changes in the appropriate benchmark interest rate curve, is reduced by offsetting changes in the NPV of the hedging derivative financial instrument.

The risk being hedged is the interest rate risk, more specific fair value changes of fixed rate assets and liabilities due to changes in the designated benchmark interest rate. The designated interest rate is the rate prevailing in the hedging instrument, so that any changes in fair value of the hedged item due to credit risk above that inherent in the hedging instrument, is excluded from the hedged risk.

Due to the strict rules governing the use of hedge accounting, not all economic hedges covering Fortis's interest rate risk exposure qualify as hedges under IFRS. For example, options used for economic hedging do not qualify as hedges. This means that, although an economic hedge exists, for accounting purposes Fortis will bear the impact of the changes in the fair value of these options in the income statement. This is the case, for example, for floating rate mortgages where the caps are hedged using options. The fact that these options do not qualify as hedges under IFRS will lead to additional accounting volatility in the income statement.

The table below gives an overview of the portfolio hedge accounting applied on ALM positions.

Hedged items	*Hedging instruments*	*Hedged risk (*)*
mortgages	payer swaps	(19.9)
bonds	payer swaps	(2.0)
fixed rate liabilities	receiver swaps	0.9

(*) Impact in EUR million on fair value of 1bp parallel shift of the yield curve.

The ALM derivatives position at 31 December 2006 is characterised by a potential impact of EUR 21 million (before taxation) by a 1bp yield curve shift. Portfolio hedging reduces most of this volatility in the income statement. At year end 2006 the open derivatives position was EUR 1 million (before taxation) for a 1bp yield shift. During 2006 the change in the fair value of the derivatives included in hedge accounting was EUR 1,150 million and the fair value change of the hedged item was EUR 1,115 million, largely reducing the volatility in the income statement.

Insurance

Within the Insurance activities ALM risk is mitigated using a range of different instruments described below.

Equity securities risk: CPPI (Constant Proportion Portfolio Insurance) and put options

The equity securities exposure of the Insurance activities is protected through a CPPI-structure and a portfolio of put options on the AEX index. CPPI is an automated mechanism for buying/selling equity securities in order to guarantee a minimum value of the equity securities portfolio, referred to as the floor.

PUT OPTIONS (in EUR million)

Strike	Market value equity securities	Expiry
751	946	Q4 2007

Put options limit the downside risk to a market value decrease of 20%.

CPPI portfolio (in EUR million)

Floor	Market value CPPI portfolio	Market value non-CPPI portfolio
3,285	4,443	4,588

The CPPI portfolio is protected against value decreases of more than 26%.

Interest rate risk: Swaptions

The swaptions programme provides protection against the downside interest rate risk. This structure has been allocated to insurance contracts yielding a guaranteed rate equal to the strike rate of the swaptions. This structure ensures payment of the guaranteed rate while retaining the upward potential on rates.

Strike	Average expiry (in years)	Notional (in EUR million)	Average tenor (in years)
3,00%	6	3,155	10
3,25%	4	81	12
4,00%	13	2,110	9

Swaptions have been bought to cover low interest rate risk over the next decade for a notional amount above EUR 5.3 billion. The maturities of the underlying swaps vary around 10 years.

Interest rate risk: Low Interest Rate Reserve (LIRR)

As the previous risk indicators have shown (duration of equity, interest rate sensitivity of fair value), the insurance activities are negatively impacted in a low interest rate environment. This risk arises from the guaranteed rate on the insurance liabilities and the imperfect matching with assets.

Fortis has set up a special reserve, the Low Interest Rate Reserve (LIRR) for all insurance contracts yielding a guaranteed rate of at least 4%. For these contracts, the reserve is recalculated using a rate of 4% instead of the technical rate. The difference between the calculation at 4% and at the technical rate constitutes the LIRR.

Trading risk

Trading risk management

Trading risk is limited to the Banking activities of Fortis, and more specifically to the Merchant Banking activities, for which the daily outcome of transactions depends on developments in market prices, currency rates, interest rates, equity securities, commodities and energy prices.

Trading risk activities consist of client-related trading activities as well as proprietary trading activities. They cover almost the full spectrum of instruments available on modern financial markets and are centred in the dealing room in Brussels with local dealing rooms in New York, Houston, Hong Kong, Singapore, Taipei, Shanghai, London, Istanbul, Warsaw, Luxembourg and Amsterdam. All desks in these dealing rooms report to Brussels.

Risk taking is based on a three-pillar Merchant Banking risk structure: risk management organisation, risk policies and risk decision procedures. Independent risk management provides information about the Merchant Banking risk profile to the Merchant Banking management team, Merchant Banking Risk Committees and to Fortis Central Risk Management (FCRM). Integrated risk management systems are installed, to analyse and measure the variety of risk systematically.

Fortis has established limits to define the risk tolerance and to keep trading risk exposure under control. Several risk parameters exist, to cover all risk characteristics of exposures such as position (modified duration, delta, vega), Value-at-risk, stress test and concentration limits. All limits are reviewed once a year in connection with the average limit use, past performance, volatility of income and the new budget.

Risk information of all locations is centralised in one global risk database. The progressive integration of all dealing rooms goes hand in hand with the implementation of centralised front office information technology systems.

Trading risk exposure

For the Benelux activities which represent the major part of its trading risk, Fortis uses a Historical value-at-risk with dynamic extreme value distribution (EVD) to measure trading risk, which is calculated based on a holding period of one day and a confidence interval of 99%. This historical simulation methodology is based on the full revaluation of all portfolios with a range of historically observed market data. As a result, it includes a full valuation of derivative positions and is able to capture non-linear effects present in option-type products. By using extreme value theory, data in the tail are also used more efficiently. Fortis uses a value-at-risk model that is based on the theory of extreme values. The foundation of this Extreme Value Distribution (EVD) model is order statistics. Even if the general shape of the potential distribution is assessed, the parameters of this distribution are not theoretically determined. These parameters result from a dynamic optimalisation process to best fit the data sample in general and the tails in particular. In that context, the value-at-risk model corresponds with reality and produces as good as a theoretical model could provide a continuous measure.

For Belgian regulatory capital purposes, Fortis calculates the market risk charge using the VaR with dynamic EVD for the bulk of the portfolio, booked in Brussels, combined with a linear VaR for foreign branches. The same approach applies for daily risk monitoring.

Fortis uses a linear VaR indicator to provide a report of a worldwide-consolidated risk picture that takes into account diversification and correlation between the different risk factors (interest rates, exchange rates, equities and commodities) and entities. This linear method is based on a holding period of one day and a confidence interval of 99%. All graphs and tables below are based on the linear VaR methodology.

Linear value-at-risk including all risk factors (in EUR million)


50
45
40
35
30
25
20
15
10
5
2/01/2004
2/04/2004
2/07/2004
2/10/2004
2/01/2005
2/04/2005
2/07/2005
2/10/2005
2/01/2006
2/04/2006
2/07/2006
2/10/2006

(in EUR million)	*2006*	*2005*	*2004*
VaR as of 31 December	33.5	15.9	12.7
Highest VaR	40.6	22.9	46.8
Lowest VaR	16.2	10.0	9.2
Average VaR	24.8	14.4	21.7

The value-at-risk of the recent acquisition of Cinergy Marketing and Trading is not included in the total VaR above. In 2006, Merchant Banking took additional risk exposure on average compared to 2005. The value-at-risk has indeed increased progressively during the first half of the year, mainly driven by more aggressive positioning on interest rates and equities. During the second half of the year, the interest rate risk exposure was progressively downsized.

Linear Value-at-risk by risk factors (in EUR million)



50
45
40
35
30
25
20
15
10
5
Interest Rate VaR
Equity VaR
Commodity VaR
Forex VaR
TOTAL
2/01/2004
2/04/2004
2/07/2004
2/10/2004
2/01/2005
2/04/2005
2/07/2005
2/10/2005
2/01/2006
2/04/2006
2/07/2006
2/10/2006

Merchant Banking also uses stress testing to monitor the potential impact of extreme market evolutions on the trading portfolio. The pre-defined stress testing programme reports on the contribution of the main risk factors to the potential profit or loss variation for historical and hypothetical scenarios. This profit or loss figure is then detailed for different levels of the Merchant Banking structure. When the stress testing results exceed the early warning signals, they are considered as management action triggers.

The effectiveness of value-at-risk calculations is tested using back-testing, which compares the value-at-risk forecast with the calculated market-to-market change using observed daily market data variation. The back-testing measures, on a one-year rolling window, the number of losses exceeding the VaR prediction. Intuitively, for a 99% confidence level, such losses should happen once per 100 days. Back-testing analysis revealed that Fortis achieved this target.

Fortis has already been active for some time in the European markets in a wide range of energy and emission derivatives, on oil, gas, power and carbon dioxide. These activities have been reinforced by the acquisition of Cinergy Marketing and Trading. This acquisition supports Fortis's growth strategy in energy trading by enabling the development of a complete set of energy financing and hedging products.

CMT risk management infrastructure is very similar to the one used by Fortis based on the value-at-risk methodology to measure market and credit risk, supplemented by stress testing. The systems and processes are robustly designed to control market and operational risk. This similarity facilitates the integration, taking place in 2007, of the CMT risk management infrastructure in the global Fortis risk management organisation. A comparable integration process is ongoing for the trading activities of Fortis Bank AS (Turkey), formerly Dişbank.

7.6.3 Liquidity risk

Liquidity risk Management

The Fortis Risk Committee (FRC) is responsible for monitoring liquidity risk across Fortis. The FRC delegates the monitoring of liquidity risk within a defined liquidity limits framework, as follows:

- short term (up to 360 days) liquidity risk of the Banking activities to the Market Policy Committee (MPC)
- long term (over 360 days) liquidity risk of the Banking activities to the ALCO
- liquidity risks of the Insurance activities to the Insurance risk committee
- liquidity risk of the general activities to the Board of Fortis Finance N.V.

These risk acceptance committees designate one operational coordination team, the Liquidity and Funding Competence Centre, which implements their decisions, coordinates the actions and organises the monitoring of the liquidity risk.

Within Fortis, Merchant Banking is the lender of last resort having ultimate access to the central banks or to professional financial markets. This lender carries the final responsibility for funding all businesses and Fortis entities. To support its role as final funding provider, Merchant Banking has created the Global Liquidity and Funding Team. This department is configured as an independent structure maintaining diversified market access, to source and to procure liquidity and funding on behalf of Fortis companies, whilst enhancing collateral value, with a view to optimising funding costs.

The basic principles of the liquidity risk management are defined in a Fortis wide liquidity policy. The primary goal of the policy is to ensure that Fortis maintains sufficient cash and liquid assets to meet its current and future financial obligations at all times, in both normal and stressed circumstances, for every currency in which it has an exposure, and for all its banking, insurance and holding companies, including special purpose vehicles.

The policy is implemented in accordance with a number of guiding principles, which are discussed below and which support the sound management of liquidity risk. As Fortis considers liquidity to be a scarce and important asset that must fit within a strategy of value creation, Fortis does not want to implement a policy of maximisation (e.g. to be as liquid as possible) but rather a policy of optimisation. Its liquidity profile should endorse Fortis's credit-worthiness but must also be seen as a contributor to profitability.

In order to implement the guidelines of its liquidity policy, Fortis created the Fortis Liquidity Project in 2004. This led to the creation of a liquidity contingency plan, a bank-wide system for reporting on the contingent liquidity risk related to committed credit lines, an early warning system with swift communication channels that constantly monitors our funding capacity, funding price and the depth of the financial markets. Furthermore, Fortis has conceived a framework of lending limits for its operating companies and subsidiaries in order to closely monitor the evolution of their liquidity profile and corresponding funding needs. Fortis is creating an overall view on the structural liquidity profile and on the composition of the funding sources.

The limits framework focuses on short-term liquidity risk and defines limits for overnight (O/N), tomorrow/next day (T/N) and spot/next day (S/N). Further refinement towards one week and one month is foreseen at a later stage. While the O/N position is by definition the most important, T/N and S/N limits are necessary to enable any increase in the liquidity gap to be detected at an earlier stage. The limits will apply to the unsecured funding gap only.

The organisation of the treasury activity in Merchant Banking in three hubs and three time zones, means that positions can be rolled on from Hong Kong to Belgium and eventually on to New York. Separate limits have been defined for Hong Kong, the Benelux and New York. As such, New York is the ultimate lender and the USD is the currency of last resort.

The Liquidity Contingency Plan comes into effect whenever the liquidity position of Fortis is threatened by market related or Fortis specific circumstances. Its goal is to manage the liquidity sources of Fortis without endangering its business franchise, while limiting excessive funding costs.

Each Fortis entity having a window to the financial markets has a dual responsibility with respect to liquidity crisis management. These entities must be able to take responsibility for the crisis management of its local currency and, if appropriate and necessary, should contribute to resolve Fortis wide liquidity crisis management. These entities must have their own liquidity contingency plan and their own local liquidity crisis committee, adapted to the specific features of local regulation, local convertible or non-convertible currencies and markets and specific business activities.

Exposure to funding sources
The deposits of the customers (retail, commercial, corporate) form a significant part of the primary funding sources of the Banking activities. Current accounts and savings deposits of retail customers, although payable on demand or at short notice, make a significant contribution to the long-term stability of the funding base. This stability depends on maintaining depositor confidence in Fortis's solvency and sound liquidity management. Professional markets are accessed on a secured and unsecured basis to attract short-term funding. Reliance on unsecured borrowing is limited by means of the short-term limit system that puts a cap on the unsecured position gaps. The monitoring of the issuance of short and long-term paper has been centralised and the access to the financial markets is coordinated by the Global Liquidity and Funding Team.

7.7 Insurance liability risk management

In addition to the financial and operational risks discussed above, Insurance activities give rise to specific Insurance liability risks. Insurance liability risk arises because the level of claims on insurance products is uncertain when products are sold and can remain uncertain for a considerable period of time after the sale of the products.

Insurance liability risk management
The key feature of the insurance business is a transfer of risk from the policyholder to the insurance company. Whilst for the policyholder this risk may be random and unpredictable, insurance companies are able to pool such individual risks into portfolios and analyse and model the average underwriting claims and their potential variation for such portfolios. Analysing, modelling and forecasting the average claims and their potential variation are core risk management activities and form the basis for measuring, monitoring and managing insurance risk. Uncertainty surrounding future expenses and lapse rates is also included under Insurance liability risks in view of their potential impact on overall claims and provisioning requirements.

In the Life business, insurance liability risk can arise due to uncertainty relating to mortality rates and is therefore also referred to as biometric risk. Claims in relation to term insurance and annuity products are sensitive to changes in mortality rates. An observed mortality rate decrease as compared to the mortality assumption used in the product pricing is referred to as longevity risk, while increases are referred to as mortality risk. Unexpected increases in mortality rates will lead to higher than expected claims for term products but lower claims for annuity products, while decreases in mortality rates (longevity risk) will have the opposite impact. Given the long-term nature of life business, unexpected changes in lapse rates or on-going expenses can also have a significant impact.

Non-life Property & Casualty (P&C) business is exposed to insurance liability risk through the uncertainty concerning the levels of claims relating to motor, fire and other damage to property, third-party liability and the other policies. For Accident & Health the uncertainty arises in connection with medical and related costs, disability rates and can also include longevity risk where products pay out over the life-time of the policyholder such as workers' compensation and some disability policies.

The table below provides information on sensitivities to key insurance risks. The life sensitivities have been chosen to align to those used in embedded value (EV) disclosures.

Life Sensitivities	Impact on value at 31 December 2006 [1]	Impact on value at 31 December 2005 [2]
Mortality rates -5%	45	75
Expenses -10%	319	210
Lapse rates -10%	105	(7)

Non-Life Sensitivities	Impact on pre-taxation profit at 31 December 2006	Impact on pre-taxation profit at 31 December 2005
Expenses -10%	155	144
Incurred claims +5%	(136)	(127)

[1] *Valuation based on fair value methodology. See also ALM insurance section for information on the basic underlying principles of Fortis's fair value methodology.*
[2] *Valuation based on traditional embedded value methodology as applied for 2005 EV disclosure.*

Fortis manages insurance risks through a combination of its underwriting policy, pricing, provisioning and reinsurance arrangements.

The risk management departments within each insurance business are responsible for evaluating and managing insurance risks within the framework of policies and guidelines set at Fortis level. Insurance risk is managed together with other risks including ALM, and other departments such as those responsible for investments are also involved in the risk management process.

Underwriting policy

Underwriting policies are set at local level as part of the overall management of insurance risk and involve review procedures by actuarial personnel, in which the actual loss experience is examined. A range of indicators and statistical analysis tools are employed to refine underwriting standards in order to improve loss experience and/or ensure pricing is adjusted appropriately.

Pricing

Fortis sets premiums at a level that will ensure that the premiums received plus the investment income earned on them exceed the total amount of claims and costs of handling those claims and managing the business. The premium setting on policies (pricing) is performed using statistical analysis based on internal and external historical data. The appropriateness of pricing is tested using techniques and key performance indicators appropriate for a particular portfolio, on both a priori basis (e.g. profit testing) and a posteriori basis (e.g. embedded value, combined ratios).

The factors taken into consideration in the pricing of insurance vary by product, according to the coverage and benefits offered. However, in general they include:

- expected claims by policyholders and related expected payouts and their timing
- the level and nature of variability associated with the expected benefits. This includes analysis of claims statistics as well as consideration of the evolution of jurisprudence, the economic climate and demographic trends
- other costs of producing the relevant product, such as distribution, marketing, policy administration, and claim administration costs
- financial conditions, reflecting the time value of money
- solvency capital requirements
- target levels of profitability
- insurance market conditions, notably competitor pricing of similar products.

Provisioning

Each insurance business within Fortis establishes liabilities for future claims on policies and sets aside assets to support those liabilities. This involves making estimates and assumptions that can affect the reported amounts of assets, liabilities, equity and income statement, within the next year. These estimates are evaluated at each reporting date using statistical analysis based on internal and external historical data.

The adequacy of the insurance liabilities is reviewed at each reporting date and required increases in liabilities are immediately recorded and recognised in the income statement.

In addition, these liabilities are reviewed at Fortis level by Central Risk Management. The overall adequacy of liabilities arising from insurance and investment contracts at 31 December 2006 was confirmed by certified actuaries (internal and external).

Due to potential inaccuracies inherent in the techniques, assumptions and data used in the statistical analysis, the risk that the actual outcome will exceed liabilities arising from insurance and investment contracts cannot be eliminated completely. To ensure that the risk of inability to meet policyholder and other obligations is reduced to extremely low levels, Fortis holds additional solvency capital.

The relative variability of the expected outcomes is smaller for larger and more diversified portfolios. Factors that would increase insurance risk include lack of risk diversification in terms of type and amount of risk, geographical location, type of industry as well as negative changes in the public domain (such as changes in law, etc.) and extreme events such as hurricanes.

Reinsurance

Where appropriate, Fortis's insurance businesses also enter into reinsurance contracts to limit their exposure to underwriting losses. This reinsurance may be on a policy by policy basis (per risk), or on a portfolio basis (per event), i.e. where individual policyholder exposures are within local limits but where an unacceptable risk of accumulation of claims exists at group level (catastrophe risks). The latter events are mostly weather related or man made. The selection of reinsurance companies is based primarily on pricing and counterparty risk considerations. The management of counterparty risk is integrated into the overall management of credit risk.

To enable Fortis to benefit from aggregate buying power, diversification and best practice, the reinsurance strategy is co-ordinated centrally and when appropriate, is channelled through internal reinsurance companies. This allows businesses the flexibility to set their own risk appetite based on local considerations while ensuring that Fortis buys reinsurance based on group level capacity and diversification.

The major uses of external reinsurance include mitigating the impact of natural catastrophes (e.g. hurricanes, earthquakes and floods), large single claims from policies with high limits and multiple claims triggered by a single man made event.

Information on risk retention and limits by product line is provided in the table below.

	2006			2005		
	Highest retention per risk [1]	*Highest retention per event*	*Protections purchased per event*	*Highest retention per risk* [1]	*Highest retention per event*	*Protections purchased per event*
Product lines						
Motor, third party	7,250,000 [2]	7,250,000	Unlimited	6,000,000 [2]	6,000,000	Unlimited
Motor Hull	Not applicable	7,250,000	19,250,000	Not applicable	6,000,000	15,000,000
Property	3,000,000	67,250,000 [3]	726,000,000 [3]	3,000,000	63,000,000 [3]	666,000,000 [3]
General third party liability	5,075,000	5,075,000	55,000,000	2,500,000	2,500,000	50,000,000
Workmen's compensation	2,500,000	2,500,000	87,500,000	2,500,000	2,500,000	78,500,000
Marine	1,250,000	1,250,000	58,750,000	1,250,000	1,250,000	28,750,000
Life/cisability	750,000	5,000,000	73,500,000	750,000	5,000,000	73,500,000
Personal accident	500,000	500,000	9,500,000	250,000	500,000	9,500,000

[1] *Reinsurance in line with underwriting guidelines and policy limits.*
[2] *Unlimited protection in motor third party liability.*
[3] *Western Europe Combined Catastrophe Exposure is modelled by external modelling agencies. Protections are within 99% probability.*

The proportion of premiums ceded to reinsurers by product line for the year ended 31 December is summarised below.

	2006			2005		
	Gross written premiums	*Ceded premiums*	*Net premiums*	*Gross written premiums*	*Ceded premiums*	*Net premiums*
Product lines						
Life	9,147	(56)	9,091	8,256	(50)	8,206
Accident & Health	1,540	(192)	1,348	1,498	(166)	1,332
Property & Casualty	3,493	(298)	3,195	3,277	(388)	2,889
Eliminations	(34)	24	(10)	(64)	37	(27)
Total insurance	**14,146**	**(522)**	**13,624**	**12,967**	**(567)**	**12,400**

Insurance liability risk exposure

Non-life insurance risk

Non-life insurance risk concerns the uncertainty regarding ultimate claims arising from Property & Casualty business (including motor and third party liability portfolios) and Accident & Health business.

The time required to identify and settle claims is an important consideration. Short-tail claims, such as motor damage and property damage claims, generally reported within a few days or weeks and are settled shortly thereafter. Resolution of long-tail claims, such as bodily injury or liability claims, can take years to complete. For long-tail claims, due to the nature of the loss, information concerning the event, such as medical treatment required, may not be readily obtainable. In addition, the analysis of long-tail losses is more difficult, requires more detailed work and is subject to greater uncertainties than for short-tail losses.

Analyses include, among other things, Fortis's experience with similar cases and historical trends, such as reserving patterns, exposure growth, loss payments, pending levels of unpaid claims, as well as court decisions and economic conditions.

To mitigate the claims risk, the insurance business applies selection and underwriting policies based on their historical claims experience and modelling. This is done by type of client segment and class of business completed by knowledge of or expectations regarding future developments of claims frequency and severity. Fortis also benefits from diversification effects by being active in a wide range of Non-life insurance classes and geographies, and while this does not reduce the average claims it does significantly reduce the variation of the total claims book and therefore the risk. The risk of unexpectedly large claims is reduced through policy limits, concentration management and risk transfer agreements specifically designed for this purpose, e.g. reinsurance.

Non-life claims reserves are established for claims that have occurred but which have not yet been settled (i.e. expired risk). In general, Fortis sets up claims liabilities by product category, coverage and year and takes into account undiscounted prudent forecasts of payouts on reported claims and estimates of unreported claims. Allowances for claims expenses and inflation are also included.

Unexpired risks, those claims for which premiums have been received but for which the risk has not yet expired, are covered by unearned premiums within the liabilities arising from insurance and investment contracts.

The adequacy of liabilities is tested at least quarterly in line with group policy and any adjustments resulting from changes in liability estimates are reflected in current results of operations.

The claims reserves trend table below provides information on the historical adequacy of the claims liabilities.

Analysis of historical claims run-off

Accident Year
At 31 December 2006
Euro '000s
All material figures quoted are undiscounted

Gross Ultimate Claims (Cumulative)
for both P&C and A&H:

	2000 & Prior	*2001*	*2002*	*2003*	*2004*	*2005*	*2006*	*Total*
At the end of the 1st Accident year		2,239,671	2,497,944	2,578,932	2,830,225	2,724,738	2,771,537	
2002		2,261,721						
2003		2,210,023	2,472,013					
2004		2,194,806	2,427,093	2,488,402				
2005		2,236,997	2,395,733	2,369,326	2,646,145			
2006		2,179,975	2,377,793	2,326,773	2,510,071	2,665,905		
Gross Ultimate Claims at 31 December 2006		*2,179,975*	*2,377,793*	*2,326,773*	*2,510,071*	*2,665,905*	*2,771,537*	
Cumulative Gross Paid to date at 31 December 2006		1,939,161	2,072,190	1,944,517	1,977,389	1,862,858	1,250,804	
Gross Outstanding Claims liabilities (including IBNR)	*1,100,917*	*240,814*	*305,603*	*382,256*	*532,682*	*803,047*	*1,520,733*	***4,886,052***
Other claims liabilities (not included in the claims above)								650,449
Claims with regard to workers' compensation and health care								1,127,838
Total claims liabilities								**6,664,339**

The claims development table provides information on the evolution of the prudent ultimate claim estimates over time per accident year and gives insight into the adequacy of claims liabilities.

Mortality / longevity risk

Longevity risk is managed through pricing, underwriting policy, regularly reviewing of the mortality tables used for pricing and establishing liabilities, limitation of the contract period and review of pricing at renewal. Where longevity is found to be improving faster than assumed in the mortality tables, additional provisions are formed and where possible the tables are updated.

Given the continuing expected increase in life expectancy of the insured population, the risk of unexpected increases in the mortality risk in the existing business at portfolio level is not considered significant at this stage. There is, however, a risk of a mortality disaster caused by epidemic diseases, or a major event such as an industrial accident or terrorist attack. Mortality risk of this type is mitigated through underwriting policy and close monitoring of mortality tables, but also through several excess-of-loss and catastrophe reinsurance treaties.

Disability risk

Disability risk covers the uncertainty in claims due to disability rates and levels that are higher than expected and can arise for example within the portfolios of the disability and health business and workers' compensation.

The incidence of disability as well as the recovery from disability is influenced by the economic environment, government intervention, medical advances and costs as well as standards used for disability assessment. This risk is managed through regular review of historical claims patterns, expected future trends and adjusting pricing, provisioning and underwriting policy appropriately. Fortis also mitigates disability risk through medical selection strategies and appropriate reinsurance coverage.

7.8 Additional tables on risk management

The tables below provide supplementary information on interest rate sensitivity gaps, currency risk exposures and liquidity sensitivity gaps, based on data collected within the IFRS accounting framework and facilitating reconciliation with the reported accounting figures.

7.8.1 Interest rate sensitivity gaps

The table shows all assets and liabilities at carrying value, classified by contractual repricing or maturity date, whichever is the earlier. Demand deposits, saving accounts and other interest bearing assets and liabilities without stated maturity are reported in the column No maturity. The line Non-interest bearing financial instruments includes the equity securities, investments in associates and joint ventures, other receivables and the carrying amounts of derivatives, which are principally used to reduce Fortis's exposure to interest rate changes. Real estate, property and intangible assets, the accruals and other assets/liabilities, the investments and liabilities related to unit-linked contracts and the liabilities arising from insurance and investment contracts are also reported in the column No maturity.

The off-balance sheet interest rate sensitivity gap over a given time period is the difference between the notional amounts to be received and the notional amounts to be paid for interest rate derivatives that mature or are repriced during that period.

	Less than 1 month	*1-3 months*	*3-12 months*	*1-5 years*	*Over 5 years*	*No maturity*	*Total*
						Earlier of contractual repricing or maturity	
At 31 December 2006							
Assets							
Fixed rate financial instruments	88,530	40,831	59,863	82,841	128,427	8,588	409,080
Variable rate financial instruments	50,128	22,569	22,218	23,208	27,274	62,586	207,983
Non-interest bearing financial instruments						59,283	59,283
Non-financial instruments						98,883	98,883
Total assets	**138,658**	**63,400**	**82,081**	**106,049**	**155,701**	**229,340**	**775,229**
Liabilities							
Fixed rate financial instruments	182,573	53,851	39,135	24,554	26,187	15,603	341,903
Variable rate financial instruments	32,930	22,498	5,490	10,343	14,137	138,382	223,780
Non-interest bearing financial instruments						105,324	105,324
Non-financial instruments						82,671	82,671
Total liabilities	**215,503**	**76,349**	**44,625**	**34,897**	**40,324**	**341,980**	**753,678**
On-balance interest sensitivity gap	(76,845)	(12,949)	37,456	71,152	115,377	(112,640)	21,551
Off-balance interest sensitivity gap	109,895	26,481	(47,338)	(79,062)	(14,780)	224	(4,580)
Total interest sensitivity gap	**33,050**	**13,532**	**(9,882)**	**(7,910)**	**100,597**	**(112,416)**	**16,971**
At 31 December 2005							
Total assets	141,792	68,620	83,469	90,726	144,788	199,599	728,994
Total liabilities	224,545	67,072	51,698	41,370	28,019	296,634	709,338
On-balance interest sensitivity gap	(82,753)	1,548	31,771	49,356	116,769	(97,035)	19,656
Off-balance interest sensitivity gap	117,330	36,559	(108,194)	(52,958)	(10,412)		(17,675)
Total interest sensitivity gap	**34,577**	**38,107**	**(76,423)**	**(3,602)**	**106,357**	**(97,035)**	**1,981**

7.8.2. Currency risk exposures

The increase of the assets and liabilities in other currencies reflects the increasing activities in non-Euro countries, more specifically in Poland and Turkey, with a net on-balance position of EUR 703 million negative relating to PLN and EUR 289 million relating to TRY at 31 December 2006.

The table below shows Fortis's assets and liabilities at carrying value, classified by currency.

	EUR	*GBP*	*USD*	*JPY*	*Other*	*Total*
At 31 December 2006						
Assets						
Cash and cash equivalents	5,532	1,945	9,655	107	3,174	20,413
Assets held for trading	54,053	1,563	9,394	476	4,729	70,215
Due from banks	52,217	7,410	17,708	4,785	8,011	90,131
Due from customers	203,503	23,057	50,721	695	8,483	286,459
Investments - debt and equity securities	154,854	8,377	31,666	270	2,366	197,533
Investment property	3,031				16	3,047
Associates and joint ventures	1,540		123		191	1,854
Investments related to unit-linked contracts	28,156	72	357	42	122	28,749
Reinsurance and other receivables	6,428	782	1,139	67	771	9,187
Property, plant and equipment	3,284	71	38	1	128	3,522
Goodwill and other intangible assets	1,560	40	280		381	2,261
Accrued interest and other assets	45,542	4,231	8,416	724	2,945	61,858
Total assets	**559,700**	**47,548**	**129,497**	**7,167**	**31,317**	**775,229**
Liabilities						
Liabilities held for trading	51,757	1,726	8,784	137	1,904	64,308
Due to banks	114,004	9,762	36,433	3,452	13,830	177,481
Due to customers	183,906	23,631	44,213	779	6,729	259,258
Liabilities arising from insurance and investment contracts	58,206	1,420	130		8	59,764
Liabilities related to unit-linked contracts	29,056	6	37	10	47	29,156
Debt certificates	42,125	9,007	37,262	100	2,192	90,686
Subordinated liabilities	14,664	43	179	309	180	15,375
Other borrowings	1,304	632	158		55	2,149
Provisions	684	16	61		56	817
Current and deferred tax liabilities	2,583	45	48		57	2,733
Accrued interest and other liabilities	36,302	2,425	4,994	2,641	5,589	51,951
Total liabilities	**534,591**	**48,713**	**132,299**	**7,428**	**30,647**	**753,678**
Net on-balance position	**25,109**	**(1,165)**	**(2,802)**	**(261)**	**670**	**21,551**
At 31 December 2005						
Total assets	516,613	55,296	134,431	5,159	17,495	728,994
Total liabilities	494,497	56,750	136,594	2,932	18,565	709,338
Net on-balance position	**22,116**	**(1,454)**	**(2,163)**	**2,227**	**(1,070)**	**19,656**

The folling table shows the rates of the most relevant currencies for Fortis.

	Rates at year end			Average rates		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
1 EURO =						
Pound sterling	0.67	0.69	0.71	0.68	0.68	0.68
US dollar	1.32	1.18	1.36	1.26	1.24	1.24
Japanese Yen	156.84	139.07	139.70	146.01	136.81	134.32

7.8.3 Liquidity sensitivity gaps

The table below shows Fortis's assets and liabilities classified into relevant maturity groupings based on the remaining period to the contractual maturity date. Demand and saving deposits are considered by Fortis as a relatively stable core source of funding of its operations and are reported in the column No maturity. The line Non-financial assets and the line Non-financial liabilities include the balancing temporary amounts between trade date and settlement date in the column Up to 1 month and the breakdown by maturity of the accrued interests.

	Up to 1 month	*1-3 months*	*3-12 months*	*1-5 years*	*Over 5 years*	*No maturity*	*Total*
At 31 December 2006							
Assets							
Fixed rate financial instruments	90,424	38,143	53,471	72,584	145,870	8,588	409,080
Variable rate financial instruments	26,998	3,434	11,637	28,639	74,689	62,586	207,983
Non-interest bearing financial instruments	22,217	1,661	1,885	1,658	3,288	28,574	59,283
Non-financial assets	46,355	3,223	4,613	9,667	9,454	25,571	98,883
Total assets	**185,994**	**46,461**	**71,606**	**112,548**	**233,301**	**125,319**	**775,229**
Liabilities							
Fixed rate financial instruments	181,881	53,594	39,528	24,322	26,975	15,603	341,903
Variable rate financial instruments	26,738	5,583	10,237	28,824	14,016	138,382	223,780
Non-interest bearing financial instruments	3,052	6,162	3,205	21,956	28,533	42,416	105,324
Non-financial liabilities	29,782	4,070	5,897	9,717	8,997	24,208	82,671
Total liabilities	**241,453**	**69,409**	**58,867**	**84,819**	**78,521**	**220,609**	**753,678**
Net liquidity gap	**(55,459)**	**(22,948)**	**12,739**	**27,729**	**154,780**	**(95,290)**	**21,551**
At 31 December 2005							
Total assets	180,839	48,090	76,573	117,620	202,731	103,141	728,994
Total liabilities	255,844	65,497	58,241	67,493	69,933	192,330	709,338
Net liquidity gap	**(75,005)**	**(17,407)**	**18,332**	**50,127**	**132,798**	**(89,189)**	**19,656**

8 Supervision and solvency

As a financial institution, Fortis is subject to regulatory supervision. Fortis is supervised both at the Fortis consolidated level and at the level of the individual operating companies.

8.1 Fortis

At the Fortis consolidated level, Fortis is supervised jointly by the Belgian Banking, Finance and Insurance Commission (BFIC) and the Dutch Central Bank (DNB). Their prudential supervision includes verification on a semi-annual basis that Fortis meets the solvency requirements of each different financial sector represented within Fortis. The elements of own funds and the solvency requirements for the Banking and Insurance activities are calculated in accordance with the corresponding sector rules. Fortis met all requirements in 2006, 2005 and 2004.

8.2 Bank

Fortis's banking subsidiaries are subject to the regulations of the various supervisory authorities in the countries where the subsidiaries operate. These guidelines require the banking subsidiaries to maintain a minimum level of qualifying capital relative to the on balance and off-balance sheet credit commitments and the bank's trading positions. The positions and credit commitments are weighted according to the level of risk involved (risk-weighted commitments). The requirement for total qualifying capital must be maintained at a minimum of 8% of risk-weighted commitments.

	Minimum	*2006*	*2005*	*2004*
Credit risk		221,633	198,241	163,042
Market risk		18,471	13,854	9,349
Risk-weighted assets and commitments		**240,104**	**212,095**	**172,391**
Tier 1 ratio		7.1%	7.4%	8.3%
Total capital ratio	8.0%	11.1%	10.5%	11.6%

8.3 Insurance

The insurance subsidiaries are required to maintain a minimum level of qualifying capital relative to the premiums received for Non-life insurance policies and the Life insurance liabilities arising from insurance and investment contracts or the benefit paid. The consolidated solvency position of Fortis's insurance subsidiaries at 31 December is presented in the table below.

	2006	*2005*	*2004*
Minimum required qualifying capital	4,080	3,757	3,444
Available qualifying capital based on net core capital	10,404	8,785	7,751
Solvency surplus	**6,324**	**5,028**	**4,307**

8.4 Solvency

Fortis maintains for management purposes a solvency level, by setting lower and upper limits for the available net core capital. The lower limit (floor) is the sum of 6% of the risk-weighted commitments of the bank and 175% of the minimum qualifying capital requirements of the insurance subsidiaries. The upper limit is the sum of 7% of the risk-weighted commitments of the bank and 250% of the minimum qualifying capital requirements of the insurance subsidiaries.

Fortis defines the components of its net core capital as follows:

	2006	2005	2004
Shareholders' equity	**20,644**	**18,929**	**15,337**
Minority interests	907	727	340
Hybrid loans	4,640	4,080	4,155
Revaluation of real estate to fair value	1,833	1,678	1,549
Revaluation of bonds, net of shadow accounting	(672)	(2,582)	(2,977)
Reversal of non-trading derivatives and hedge accounting	491	696	1,458
Goodwill	(1,017)	(716)	(77)
Treasury shares	307	314	267
Net core capital	**27,133**	**23,126**	**20,052**
Fortis floor	21,547	19,300	16,371
Net core capital as percentage of Fortis floor	**126%**	**120%**	**122%**

Under IFRS, all Fortis shares held by Fortis (treasury shares) are deducted from equity. For the calculation of net core capital, Fortis shares held for the account of policyholders and Fortis shares in the trading portfolio are added back to net core capital.

9 Post-employment benefits and other long-term employee benefits

Post-employment benefits are employee benefits, such as pensions and post-employment medical care, which are payable after the completion of employment. Other long-term employee benefits are employee benefits which do not fall due fully within twelve months of the period in which the employees rendered the related service, including jubilee premiums and long-term disability benefits.

9.1 Post-employment benefits

9.1.1 Defined benefit pension plans and other post-employment benefits

Fortis operates defined benefit pension plans covering the majority of its employees. Many of these plans are closed to new employees. Some plans are funded partly by means of employee contributions.

Under these plans, benefits are calculated based on years of service and level of salary. Pension obligations are determined on the basis of mortality, employee turnover, wage drift and economic assumptions such as inflation and discount rate. Discount rates by country or region are set on the basis of the yield (at closing date) of debt securities of similar duration, issued by blue-chip companies or by the government in the absence of a representative corporate market.

In addition to pensions, post-employment benefits also include other expenses such as reimbursement of part of the health insurance premiums and favourable conditions on financial products, such as mortgage loans, which continue to be granted to employees after retirement.

The following table provides details of the amounts shown in the balance sheet at 31 December regarding pension plans and other post-employment benefits.

	Defined benefit pension plans			*Other post-employment benefits*		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
Present value of funded obligations [1]	4,785	5,266	5,005			
Present value of unfunded obligations [1]	2,237	2,223	1,898	121	441	416
Defined benefit obligation	**7,022**	**7,489**	**6,903**	**121**	**441**	**416**
Fair value of plan assets	(4,425)	(4,384)	(3,621)			
	2,597	**3,105**	**3,282**	**121**	**441**	**416**
Unrecognised actuarial gains (losses)	130	(464)	(598)	32	(64)	(58)
Unrecognised past service cost	15	(11)	(6)			
Unrecognised assets due to asset ceiling	167	142	1			
Other amounts recognised in the balance sheet	2					
Net defined benefit liabilities (assets)	**2,911**	**2,772**	**2,679**	**153**	**377**	**358**
Amounts in the balance sheet:						
Defined benefit liabilities	2,940	2,778	2,679	153	377	358
Defined benefit assets	(29)	(6)				
Net defined benefit liabilities (assets)	**2,911**	**2,772**	**2,679**	**153**	**377**	**358**

[1] *Changed for comparison purposes.*

Defined benefit liabilities are classified under Accrued interest and other liabilities (see note 33) and Defined benefit assets are classified under Accrued interest and other assets (see note 23).

The following table reflects the changes in the net pension liability (asset) as recognised in the balance sheet.

	Defined benefit pension plans		*Other post-employment benefits*	
	2006	*2005*	*2006*	*2005*
Net defined benefit liabilities (assets) at 1 January	**2,772**	**2,679**	**377**	**358**
Total defined benefit expense [1]	365	360	(46)	27
Contributions received [1]	(422)	(297)	(6)	(7)
Acquisitions of subsidiaries		19		
Transfer	189		(168)	
Foreign exchange differences	1	1		
Other	6	10	(4)	(1)
Net defined benefit liabilities (assets) at 31 December	**2,911**	**2,772**	**153**	**377**

[1] *Changed for comparison purposes.*

The table below shows the changes in the Defined benefit obligation.

	Defined benefit pension plans		*Other post-employment benefits*	
	2006	*2005*	*2006*	*2005*
Defined benefit obligation at 1 January	**7,489**	**6,903**	**441**	**416**
Current service cost	232	259	8	16
Participants' contributions	14	8		
Interest cost	306	279	8	8
Actuarial losses (gains) on defined benefit obligation	(769)	204	(96)	9
Benefits paid in year	(417)	(364)	(6)	(7)
Past service cost - non-vested benefits	(9)	4		
Past service cost - vested benefits	2			
Acquisitions and divestments of subsidiaries		175		(1)
Losses (gains) on curtailments			(57)	
Liabilities extinguished on settlements	(88)		(3)	
Transfer	250		(188)	
Foreign exchange differences	(27)	6		
Other	39	15	14	
Defined benefit obligation at 31 December	**7,022**	**7,489**	**121**	**441**

The following table shows the changes in the fair value of plan assets.

	Defined benefit pension plans		*Other post-employment benefits*	
	2006	*2005*	*2006*	*2005*
Fair value of plan assets at 1 January	**4,384**	**3,621**		
Expected return on plan assets	195	199		
Actuarial gains (losses) on plan assets	(19)	306		
Employer's contributions	422	297	6	7
Participants' contributions	14	8		
Benefits paid in year	(417)	(364)	(6)	(7)
Acquisitions and divestments of subsidiaries		305		
Transfer	60			
Assets distributed on settlements	(68)			
Foreign exchange differences	(49)	7		
Other	(97)	5		
Fair value of plan assets at 31 December	**4,425**	**4,384**		

Actuarial gains (losses) on plan assets are mainly the difference between the actual and expected return.

The following table shows the actual return on plan assets for defined benefit pension plans.

	Defined benefit pension plans		
	2006	*2005*	*2004*
Actual return on plan assets	172	290	234

The following table shows the changes in the total of unrecognised actuarial gain (losses) on liabilities and assets.

	Defined benefit pension plans		*Other post-employment benefits*	
	2006	*2005*	*2006*	*2005*
Unrecognised actuarial gains (losses) at 1 January	**(464)**	**(598)**	**(64)**	**(58)**
Actuarial gains (losses) on defined benefit obligation	769	(204)	96	(9)
Actuarial gains (losses) on plan assets	(19)	306		
Recognised gains (losses) resulting from asset ceiling or curtailment/settlement	(38)	38		
Amortisation of unrecognised actuarial gains (losses)	7	3	(1)	
Foreign exchange differences		(3)	1	3
Other	(125)	(6)		
Unrecognised actuarial gains (losses) at 31 December	**130**	**(464)**	**32**	**(64)**

The amounts for recognised gains (losses) resulting from asset ceiling or curtailment/settlement do not have an impact on the income statement or balance sheet.

Experience adjustments are actuarial gains and losses that arise because of differences between the actuarial assumptions made at the beginning of the year and actual experience during the year.

The following table shows experience adjustments to plan assets and plan liabilities.

	Defined benefit pension plans		*Other post-employment benefits*	
	2006	*2005*	*2006*	*2005*
Experience adjustments on plan assets	33	28		
As % of plan assets as at 1 January	0.8%	0.8%		
Experience adjustments on defined benefit obligation	92	24	87	4
As % of defined benefit obligation as at 1 January	1.2%	0.3%	20.9%	1.0%

The following table shows the components of expenses related to the defined benefit pension plans and other post-employment benefits for the year ended 31 December.

	Defined benefit pension plans			*Other post-employment benefits*		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
Current service cost	232	259	236	8	16	33
Interest cost [1]	306	279	289	8	11	14
Expected return on plan assets	(195)	(199)	(176)			
Past service cost	27	1				
Amortisation of unrecognised actuarial gains (losses)	7	3		(1)		
Impact of Asset ceiling	6	17				
Losses (gains) on curtailments and settlements	(18)			(61)		
Total defined benefit expense [1]	**365**	**360**	**349**	**(46)**	**27**	**47**

[1] *Changed for comparison purposes.*

The current service cost, past service cost, amortisation of unrecognised (losses) gains from the Defined benefit obligation and losses (gains) on curtailments and settlements impacting liabilities are included in Staff expenses (see note 48). All other defined benefit expense items are included in Interest expenses.

Total Defined benefit expense contains all interest costs related to the defined benefit pension plans. The 2005 and 2004 figures of the table above were adjusted for comparison purposes.

As Fortis is a financial institution specialised in the management of employee benefits, some of its employee pension plans are insured by Fortis insurance companies. Consequently, under IFRS, these plans are considered non-qualifying and the assets may not be taken into account as plan assets. From an economic point of view, the net defined liability is offset by the non-qualifying plan assets which are held within Fortis.

The table below shows the fair value of non-qualifying assets for the year ended 31 December.

	2006	*2005*	*2004*
Fair value of assets of non-qualifying plans	2,284	2,282	1,944

The defined benefit expense excludes any expected return on the non-qualifying assets resulting in an increase of the total defined benefit expense.

The table below shows the expected and actual return on non-qualifying assets which, in accordance with IFRS, can not be deducted from the total defined benefit expense.

	2006	2005	2004
Expected return of non-qualifying assets	84	86	95
Actual return of non-qualifying assets	94	214	88

The following table shows the principal actuarial assumptions used for the euro zone countries.

	Defined benefit pension plan						Other post employment benefits					
	2006		2005		2004		2006		2005		2004	
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
Discount rate	3.8%	4.7%	3.6%	4.2%	3.8%	5.0%	3.7%	4.7%	3.3%	4.2%	3.8%	4.6%
Expected return on plan assets at 31 December	3.8%	6.0%	3.4%	5.0%	4.0%	7.5%						
Future salary increases (price inflation included)	2.4%	4.0%	2.3%	4.0%	2.3%	5.0%	2.4%	4.0%	2.3%	3.8%	2.3%	5.0%
Future pension increases (price inflation included)	1.8%	2.1%	1.8%	4.8%	1.6%	5.0%	1.8%	2.1%	1.8%	4.8%	1.6%	5.0%
Medical cost trend rates							3.8%	4.3%	3.8%	4.3%	3.8%	4.3%

The following table shows the principal actuarial assumptions used for other countries.

	Defined benefit pension plans					
	2006		2005		2004	
	Low	High	Low	High	Low	High
Discount rate	4.8%	13.0%	4.2%	11.0%	4.8%	7.0%
Expected return on plan assets at 31 December	5.3%	11.9%	3.9%	7.3%	7.1%	7.2%
Future salary increases (price inflation included)	1.9%	9.5%	2.0%	5.0%	3.8%	4.0%
Future pension increases (price inflation included)	1.9%	6.5%	2.0%	5.0%	3.3%	4.0%

The euro zone represents 95% of Fortis's total benefit obligations. Other countries include primarily obligations in Turkey and the United Kingdom. Other post-employment benefits are not regarded as material within countries outside the euro zone.

Fortis uses the IRS-curve as reference for the expected return on bonds and adds a risk premium to that return for equity securities and real estate.

A one percent change in assumed medical cost trend rates would have the following effect on the Defined benefit obligation and Defined benefit expense for medical costs:

	One percent increase	One percent decrease
Effect on the benefit obligation - medical costs	22.6%	(10.2%)
Effect on the total defined benefit expense - post-employment medical costs	11.3%	(9.0%)

The plan assets comprise predominantly fixed-income securities and investment contracts with insurance companies. Fortis's internal investment policy stipulates that investment in derivatives and emerging markets for the purpose of funding pension plans is to be avoided (with the exception of the Turkish plans). Fortis intends to gradually adjust its asset allocation policy in the future to ensure a closer match between the duration of the assets and that of the pension liabilities. The asset mix of the plan assets is at year end as follows:

	2006	*2005*	*2004*
Type of asset			
Equity securities	17%	17%	21%
Debt securities	70%	69%	65%
Insurance contracts	8%	9%	9%
Real estate	3%	3%	2%
Convertibles	1%	1%	1%
Other	1%	1%	1%
Cash	0%	0%	1%

The category Other consists mainly of mortgage loans and high-yield bonds. Investments in hedge funds are limited. Derivatives are used only to limit the plans exposure to interest rate risk. Pension plan assets are invested in global equity and debt markets.

To administer pension plan assets, Fortis applies general guidelines about tactical asset allocation based on criteria such as geographical distribution and rating. Asset Liability Management studies are carried out periodically in order to keep the investment strategy in balance with the structure of the pension benefit obligation. According to these guidelines and the results of the studies, the asset allocation is decided for each scheme at company level.

Pension plan assets comprise EUR 1 million (2005: EUR 1 million; 2004: EUR 1 million) of investments in Fortis shares.

The employer's contributions expected to be paid to post-employment benefit plans for the year ended 31 December 2007 are as follows:

	Defined benefit pension plans	*Other post-employment benefits*
Expected contribution for next year	344	10

9.1.2 Defined contribution plans

Fortis operates a number of defined contribution plans worldwide. The employer's commitment in a defined contribution plan is limited to the payment of contributions calculated in accordance with the plan regulations. Employer contributions for defined contribution plans amounted to EUR 108 million in 2006 (2005: EUR 71 million; 2004: EUR 51 million) and are included in Staff expenses (see note 48).

9.2 Other long-term employee benefits

Other long-term employee benefits include jubilee premiums and long-term disability benefits. The table below shows liabilities related to other long-term employee benefits included in the balance sheet under Accrued interest and other liabilities (see note 33).

	2006	*2005*	*2004*
Present value of the obligation	116	57	57
Fair value of plan assets			
Net recognised obligations	**116**	**57**	**57**

The following table shows the changes in Liabilities for other long-term employee benefits during the year.

	2006	2005
Net liability at 1 January	**57**	**57**
Total expense	29	15
Contributions received	(5)	(16)
Transfer	32	
Other	3	1
Net liability at 31 December	**116**	**57**

The table below provides the range of actuarial assumptions applied in calculating the Liabilities for other long-term employee benefits.

	2006		*2005*		*2004*	
	Low	*High*	*Low*	*High*	*Low*	*High*
Discount rate	3.4%	4.4%	2.9%	4.2%	3.8%	4.6%
Salary increase	2.0%	3.8%	1.8%	3.8%	2.3%	3.8%

Expenses related to other long-term employee benefits are shown below and are included in Staff expenses (see note 48).

	2006	2005	2004
Current service cost	22	14	28
Interest cost	3	3	
Net actuarial losses (gains) recognised immediately	4	(2)	
Total	**29**	**15**	**28**

10 Employee share option and share purchase plans

Fortis includes share-related instruments in the remuneration package of its employees and directors. These benefits take the form of:

- Employee share options
- Shares offered at a discount
- Restricted shares.

10.1 Employee share options

Fortis decides each year whether or not to offer options to its employees. In recent years Fortis offered options on Fortis shares to senior managers in order to strengthen their commitment to Fortis and to align their interests. The features of the option plans may vary from country to country depending on local tax regulations. There is a difference between conditional and unconditional options. Unconditional options are granted to employees who work in countries where options are subject to taxation directly upon being granted. Conditional options are granted to employees in countries where the options are taxed upon exercise. Conditional options become vested if the employee is still employed after a period of five years. In general, options may not be exercised until five years after they are granted, regardless of whether they are conditional or unconditional.

The following option plans, including options granted to directors and members of the Executive Committee, were outstanding at 31 December 2006. The exercise prices in the tables below are expressed in EUR.

				2006
	Outstanding options (in '000)	*Weighted average exercise price*	*Highest exercise price*	*Lowest exercise price*
Lapsing year				
2007	1,983	33.99	37.57	18.60
2008	1,369	32.59	34.70	25.18
2009	11,264	29.12	38.40	14.86
2010	4,956	34.19	34.70	18.29
2011	680	22.84	25.18	22.28
2012	1,433	27.17	31.75	25.18
2013	2,779	14.73	14.86	14.54
2014	2,793	18.03	18.29	17.66
2015	2,821	22.16	22.28	21.99
2016	3,687	29.39	29.48	29.25
Total	**33,765**	**27.43**		

				2005
	Outstanding options (in '000)	*Weighted average exercise price*	*Highest exercise price*	*Lowest exercise price*
Lapsing year				
2006	802	31.93	38.40	29.81
2007	2,029	33.67	37.57	18.60
2008	1,394	32.60	34.70	25.18
2009	12,856	29.08	38.40	14.86
2010	4,957	34.19	34.70	18.29
2011	680	22.84	25.18	22.28
2012	1,311	26.12	31.75	25.18
2013	2,779	14.73	14.86	14.54
2014	2,793	18.03	18.29	17.66
2015	2,821	22.16	22.28	21.99
Total	**32,422**	**27.34**		

The changes in outstanding options were as follows:

		2006		2005		2004
	Number of options (in '000)	*Weighted average exercise price*	*Number of options (in '000)*	*Weighted average exercise price*	*Number of options (in '000)*	*Weighted average exercise price*
Balance at 1 January	**32,422**	**27.34**	**32,018**	**28.65**	**35,253**	**28.24**
Options granted to Executive Committee members	234	29.48	272	22.28	59	18.29
Options granted to other employees	3,830	29.39	3,097	22.16	2,888	18.02
Exercised options	(2,223)		(36)			
Lapsed	(498)		(2,929)		(6,182)	
Balance at 31 December	**33,765**	**27.43**	**32,422**	**27.34**	**32,018**	**28.65**
On existing Fortis shares	2,765		2,483		1,920	
On new Fortis shares	31,000		29,939		30,098	
Of which are conditional	11,179		4,903		5,042	
Of which are unconditional	22,586		27,519		26,976	
Exercisable in the money	12,687	29.10	290	17.67	227	18.60
Exercisable out of the money	7,424	34.89	19,478	31.89	21,139	32.28

In 2006 Fortis recorded EUR 16 million as Staff expenses with respect to the option plans (2005: EUR 7 million; 2004: EUR 5 million). As long as they are not exercised, the options do not have an impact on Shareholders' equity, as the expenses recorded in the income statement are offset by an increase in Shareholders' equity. When the options are exercised, Shareholders' equity is increased by the exercise price.

The options granted by Fortis are 10-year American at-the-money call options with a five-year vesting period and which value is based on the Simple Cox model.

The parameters below were used to calculate the fair value of the options granted

	2006	2005	2004
Date of grant of options	31 March 2006	11 April 2005	12 April 2004
First exercise date	3 April 2011	11 April 2010	13 April 2009
Final maturity	3 April 2016	10 April 2015	12 April 2014
Dividend yield	5.13%	5.00%	5.06%
10-year interest rate	3.74%	3.80%	4.02%
Share price on date of grant	29.48	21.84	18.29
Volatility	24.80%	23.27%	25.60%
Fair value of options as % of exercise price	16.01%	15.36%	17.02%

All option plans and restricted share plans (see below) are settled by the delivery of Fortis shares rather than in cash. Some option plans and restricted share plans specifically state that existing shares must be delivered upon exercise. New shares may be issued in other cases.

Shares are repurchased in anticipation of options being exercised in order to meet the obligation to deliver existing shares. Fortis had 1,072,126 shares in portfolio for this purpose at year end 2006 (31 December 2005: 1,388,868 shares). It is assumed that this will be sufficient to meet delivery requirements. The shares in question have been deducted from Shareholders' equity.

10.2 Shares offered to staff

Fortis offered its staff the opportunity to buy shares at a discount in 2002, 2003 and 2004. The terms of the offer varied from country to country, depending on local tax regulations. In all cases shares, however, could not be sold until five years after purchase. No shares were offered to staff in 2005 and 2006.

The following table provides an overview of the shares allocated to staff at a discount.

(number of shares in '000)	*2004*	*2003*	*2002*
Number of shares subscribed	2,904	2,821	1,752
Share price	15.64	12.23 (95 shares)	22.03 (237 shares)
		12.04 (2,726 shares)	20.14 (1,515 shares)
End of holding period	2 November 2009	3 November 2008	8 June 2007

In 2004, EUR 9 million of total Staff expenses for Fortis was related to this scheme.

10.3 Restricted shares

In 2006, as in previous years Fortis committed it self to grant restricted shares to the members of the Executive Committee and management committees of several Fortis companies. The conditions for the commitments for granting and selling these restricted shares are described in note 11.

At year end, the following initial commitments for the grant of restricted shares were taken:

(number of shares in '000)	*Total*	*2006*	*2005*	*2004*
Number of commitments to grant restricted shares	1,005 [1]	253	406	101
End of holding period		2 April 2009	11 April 2008	12 April 2007

[1] Total includes restriced shares granted before 2004.

The total value of commitments for restricted shares granted during the year 2006 represents EUR 7 million which are included in Staff expenses (2005: EUR 4 million; 2004: EUR 2 million).

The table below shows the changes in commitments for restricted shares during the year.

(number of shares in '000)	*2006*	*2005*
Number of restricted shares committed to grant at 1 January	**752**	**346**
Restricted shares committed to grant	253	406
Restricted shares sold	(66)	
Commitments to restricted shares lapsed	(179)	
Number of restricted shares committed to grant at 31 December	**760**	**752**

11 Remuneration of Board members and Executive Managers

For all proposals, recommendations and decisions relating to the remuneration of Board members and Executive Managers, the Board and the Nomination & Remuneration Committee act in conformity with the Fortis Remuneration Policy, as outlined in the Fortis Governance Statement.

The terms below have the following meanings:

- Board members: the non-executive and executive members of the Board of Directors. The CEO is the only executive member
- Executive Managers: the CEO and the members of the Executive Committee.

11.1 Remuneration of Fortis Board members

Remuneration policy

The remuneration of the Fortis Board members is determined by the Board of Directors in compliance with the prerogatives of the General Meetings of Shareholders. Detailed proposals for remuneration of non-executive Board members are formulated by the Nomination & Remuneration Committee, based upon advice from outside experts.

For the non-executive Board members, the levels and structure of remuneration are determined in view of their general and specific responsibilities and general international market practice. The remuneration of non-executive Board members includes both regular basic remuneration for Board membership and Board committee meeting attendance fees. The non-executive board members do not receive annual incentive awards or stock options and are not entitled to pension rights. Non-executive Board members are not entitled to any termination indemnity.

The remuneration of the Executive Board member, the CEO, is related exclusively to his position as CEO.

Board members are generally appointed for a three-year term with a maximum of 4 years. They can serve for a maximum of 12 years. In the interest of Fortis, the Board may grant exceptions to this policy, on condition that the reasons for the exception are explained to the General Meeting of Shareholders.

Remuneration data 2006

For the 2006 financial year, total remuneration of the non-executive Board members amounted to EUR 1.8 million (2005: EUR 1.7 million; 2004: EUR 1.7 million). This amount includes both regular basic remuneration for board membership and board committee meetings attendance fees.

Remuneration of the CEO, who is also a member of the Board of Directors, is explained below under Remuneration of the CEO and Executive Managers in 2006.

For each Board member the details of remuneration and shares held are shown in the table below. No credits and loans granted by Fortis are outstanding on 31 December 2006. Mr Lippens holds 55.900 Fortis stock options pursuant to his former executive position at Fortis, of which in 2006 none have been exercised, and is also entitled to pension benefits for the period during which he held this executive position.

	Function (except the CEO all Board members are Non-executives)	*Total remuneration in 2006 (thousands of EUR)*		*Fortis shares held at 31 December 2006*
Count Maurice Lippens	Chairman	335	4)	725,000
Jan Slechte	Deputy-Chairman	140		
Jean-Paul Votron	CEO 1)	-		
Baron Philippe Bodson	Board member	130		96,300
Richard Delbridge	Board member	143		
Clara Furse	Board member 2)	70		5,050
Reiner Hagemann	Board member 2)	73		3,700
Jan-Michiel Hessels	Board member	131		
Baron Daniel Janssen	Board member 3)	54	5)	
Jacques Manardo	Board member	152		
Aloïs Michielsen	Board member 2)	70	5)	55,000
Ronald Sandler	Board member	143		
Rana Talwar	Board member	137		
Baron Piet van Waeyenberge	Board member	127	5)	
Klaas Westdijk	Board member	135		

1) Mr Votron is not remunerated as Board member but as CEO (see page 104 which gives the details of the CEO's remuneration).

2) Board member as from 31 May, 2006.

3) Board member until 31 May, 2006.

4) On 26 June, 2006, the Board of Directors has decided, on recommendation of the Nomination & Remuneration Committee, to grant an amount of EUR 400.000 to Mr Lippens, as recognition of the major and unique role he played in the development of Fortis during the last years. This amount will be paid on 30 June 2007. Mr Lippens did attend the meetings neither of the Nomination and Remuneration Committee nor of the Board of Directors when this item was discussed and decided.

5) Total remuneration is paid out to a company outside Fortis, where the board member exercises a function.

11.2 Remuneration of the Fortis Executive Managers

Remuneration policy

The remuneration of the Executive Managers is determined by the Board of Directors, upon proposals by the Nomination & Remuneration Committee, in compliance with the prerogatives of the General Meeting of Shareholders.

Both the levels and structure of remuneration for Fortis Executive Managers are analysed on an annual basis. At the initiative of the Nomination & Remuneration Committee, Fortis's remuneration competitive positioning is regularly reviewed by and discussed with a leading international firm of compensation and benefits consultants, in light of the practices of other major Europe based international financial services groups and other organisations operating on a global basis.

The remuneration of Executive Managers is designed to:

- ensure the organisation's continued ability to attract, motivate and retain high calibre and high potential executive talent for which Fortis competes in an international market place
- promote achievement of demanding performance targets in order to align the interests of executives and shareholders in the short, medium and long term
- stimulate, recognise and reward both strong individual contribution and solid team performance.

The reward package for the Executive Managers reflects a concept of integrated total direct compensation, combining the following three major components of pay: base salary, annual incentive (short-term performance related bonus) and long-term incentive.

In calibrating the various remuneration components, the objective is to position the overall remuneration levels in line with compensation practices of other leading multinational firms. The reference market is a combination of the financial industry on the one hand and all sectors taken together on the other hand, both at European level and at the level of Belgium and the Netherlands. For the remuneration review conducted in 2006, the primary reference market was composed of financial services organisations spread over seven European countries. The variable, performance related pay components are the dominant portion of the total compensation package of Executive Managers, i.e. total 'pay at-risk' in terms of targeted short and long-term incentives compensation levels represent at least 60% of the Executive Managers total compensation.

The above reward package is part of a contract providing the main characteristics of the status: the description of the components of the package, the expiration date (between 60 and 65 years), the termination clauses and various other clauses such as confidentiality and exclusivity. As from 1 January, 2005, the contracts provide for a termination indemnity, in case of termination without cause at the initiative of Fortis, which equals twice the amount of the base salary, respecting however commitments taken by Fortis before the date of 1 January, 2005.

Base salary
Base salary levels are intended to compensate the Executive Managers for their position responsibilities and their particular set of competencies. These levels are set in line with general prevailing market rates for equivalent type positions and are subject to regular annual reviews. There is, however, no mechanism for automatic adjustment.

Annual incentive
The annual incentive is designed to stimulate, recognise and reward strong individual contribution by the Executive Managers as well as solid performance as head of or as team members within the Executive Committee. Payout under the annual incentive scheme is directly linked to the actual performance against a set of predetermined qualitative and quantitative performance objectives. The objectives are set on the basis of the overall Fortis and specific business strategy and annual objectives. The existing performance management system has three sets of objectives, each contributing a specific proportion to the Executive Manager's overall performance rating at the end of the year. These objectives cover the general and the leadership responsibility of the Executive Managers and the specific results to be achieved by each of them. For each set of objectives, the performance is rated between one (does not meet expectations) and seven (exceptional). Based on these ratings and the overall outcome of the appraisal process, the actual individual annual incentive ranges between one third (33%) and five thirds (167%) of the target incentive. Target annual incentive payouts are expressed as percentages of base salary and range between 70% and 100%, depending upon the position within the Executive Committee.

Long-term incentive
The long-term incentive plan is designed to:

- encourage and support the creation of shareholders' value and to ensure that the Executive Managers, like the shareholders, share in the company's successes and setbacks
- provide the opportunity for Executive Managers to receive, within their overall package, competitive rewards for performance as a result of sustained group performance over a longer period of time, enable the organisation to outperform a group of Fortis's peers in the international market, and also take into account the growth potential of the Fortis share.

Key features of the current long-term incentive plan are as follows:

- the initial target long-term incentive level is set by the Nomination & Remuneration Committee. It is determined as a percentage of annual base salary and ranges between 70% and 100%.
- actual long-term incentive is recommended by the Nomination & Remuneration Committee on the basis of Fortis's actual share performance relative to a peer group of Europe's top 30 financial institutions (as determined by market capitalisation[1]). The share performance of Fortis and the companies in the peer group is divided into quartiles. Based on this relative performance position at the end of December, the Nomination & Remuneration Committee establishes a multiplier which varies between zero and two and depends on the quartile in which the Fortis share performance falls. Actual long-term incentive level recommended by the Committee is equal to the initial target long-term incentive multiplied by the multiplier. Actual long-term incentives may not exceed 200% of the target long-term incentive.

The long-term incentive is delivered as a mix of options, cash and/or restricted shares:

- the grant of options stipulates a strike price of 100% of the Fortis share market value at the time they are granted and an option term of six years. Options can be exercised during predetermined 'open periods' falling within a time frame ranging from the first day of the year following the third anniversary of the grant until the end of the option term. Neither the strike price nor the other conditions regarding the granted options can be modified during the term of the options, except in certain exceptional circumstances in accordance with established market practice.
- the long-term incentive in the form of restricted shares consists of the commitment, taken by Fortis, to grant a number of Fortis shares at the end of a three year period, provided the professional relationship with Fortis has not been terminated prematurely, unless the Board of Directors decides otherwise. At the date of grant, the Executive Manager will be allowed to sell a maximum of 50% of those shares within 10 days in order to finance the tax liabilities associated with the grant. The unsold shares remain unsalable until six months after termination of the professional relationship between Fortis and the Executive Manager, which emphasizes the Executive Manager's long-term commitment.

Other remuneration components

The Executive Managers participate in Fortis's pension schemes in either Belgium or the Netherlands. These schemes are in line with predominant market practices in the respective geographic environments. For the CEO it is a defined contribution plan. For the other Executive Managers it is a non contributory defined benefit plan. They provide retirement and pre and post retirement survivors' pensions or their lump sum equivalent. Target defined pensions, including state pension, are set at percentages of base salary and may not exceed 80% of the latter salary. Other benefits, such as medical and other insurance coverage, are provided in line with competitive practices in the market where the Executive Manager is employed.

It is anticipated that, in normal business circumstances, the remuneration policy as described above will be pursued in the following years.

Approval of Remuneration Policy

In accordance with the Dutch law, entered into force on 1 October 2004, the Remuneration Policy for Fortis Board members was approved by the General Shareholders Meeting of Fortis N.V. on 11 October 2004. This meeting also determined the maximum number of options and restricted shares that can be attributed to the CEO under the long-term incentive scheme. Any amendments to this policy that the Board might consider important to make will in the future be subject to the approval of the General Meeting of Shareholders of Fortis N.V.

---

1) For 2006 the peer group was composed of the following financial institutions (being the same as for 2005) : ABN AMRO Holding NV, Aegon NV, Allianz AG, Assicurazioni Generali SpA, Aviva Plc, AXA SA, Banca Intesa SpA, Banco Bilbao Vizcaya Argentaria SA, Banco Santander Central Hispano SA, Barclays PLC, BNP Paribas, Crédit Agricole SA, Crédit Suisse Group, Deutsche Bank AG, Dexia, HBOS PLC, HSBC Holdings PLC, ING Groep NV, KBC Groep NV, Lloyds TSB Group Plc, Münchener Rückversicherungs AG, Nordea Bank AB, Royal Bank of Scotland Group Plc, Sanpaolo IMI SpA, Société Générale, Standard Chartered Plc, Swiss Reinsurance, UBS AG, UniCredito Italiano SpA, Zurich Financial Services AG

With respect to the Executive Managers who are not members of the Board, the Board has decided to adopt the same Remuneration Policy as the one applicable for the executive Board members. The Board has the authority to amend the Remuneration Policy for these Executives as it sees fit, on the basis of recommendations made by the Nomination & Remuneration Committee. In the event of any such amendments, appropriate comments on them will be drawn up and included, at the latest, in the first annual report published after the amendments were adopted.

Compensation data 2006 of the CEO and Executive Committee

CEO

Compensation of the CEO, who is also a Board member, is related exclusively to his position as CEO. This compensation has been set in conformity with the remuneration policy approved on 11 October 2004 by the shareholders meeting of Fortis N.V. This policy states, in particular, that the effective annual incentive can, in principle, not exceed the target incentive (100% of the base salary) by more than two third. Considering the outstanding achievements of Fortis under Mr Votron's leadership in 2006, the Board has decided to set the 2006 Annual incentive of Mr Votron at EUR 2.0 million. Mr Votron's current contract will expire after the 2008 Annual General Meeting of Shareholders, but no later than 31 May 2008. Should Fortis terminate the contract prematurely, Mr Votron will receive a gross sum equal to no more than twice the amount of his base salary. Mr Votron will receive no payment if the contract is terminated prematurely due to gross negligence or an intentional act.

For 2006, the remuneration of Mr Votron was composed of a base salary of EUR 750,000, an annual incentive of EUR 2.0 million, the grant of 48,640 options, the commitment to grant 33,310 Fortis shares and an amount of EUR 638,000, representing the value of the other remuneration components (pension cost, long-term incentive paid in cash and other costs). The exercise of Stock Appreciation Rights at the end of Mr Votron's initial contract will entitle him to an amount between EUR 1.0 million and EUR 2.75 million, depending on the performance of the Fortis share during the term of this initial contract.

Executive Committee

During the course of 2006, the composition of the Executive Committee has been modified. On 1 October 2006, Mr Lex Kloosterman has been appointed as new member. He has a fixed-term contract, ending on 30 September 2010.

For 2006, total remuneration for the executives who were members of the Executive Committee, during all or part of the year, was EUR 10.3 million (2005: EUR 10.1 million). Total remuneration was composed of an aggregate total base salary of EUR 4.0 million (2005: EUR 4.5 million), ranging, on a yearly basis, from EUR 505,000 to EUR 663,000 per member, an aggregate total annual incentive of EUR 5.7 million (2005: EUR 4.9 million), ranging, on an individual basis, from EUR 436,000 to EUR 1.0 million and an aggregate total of other remuneration components of EUR 0.6 million (2005: EUR 0.7 million) for long-term incentive paid in cash and other costs, other than pension expenses. Based on the relative performance of the Fortis share in 2005, the long-term incentive for 2006 was set at 160% of the target long-term incentive (compared to 180% in 2005 and 33% in 2004). The exercise of Stock Appreciation Rights at the end of Mr Kloosterman's initial contract will entitle him to an amount between EUR 545,000 and EUR 1,635,000, depending on the performance of the Fortis share during the term of this initial contract. Aggregate pension expenses amounted to EUR 2.7 million (2005: EUR 1.4 million). The increase of the pension expenses compared to 2005 is mainly due to the inclusion of an assumption of average salary increase for the forthcoming years.

Details of the stock options (granted) and restricted shares (that could be granted in conformity with the plan rules) to the CEO and members of the Executive Committee, in 2006 and previous years, are reflected in the table below.

	Year	*Total options granted number*	*Exercise price*	*Expiry date*	*Options exercised before 2006*	*Options exercised in 2006*	*Options outstanding at 31 December 2006*	*Restricted shares*
J.P. Votron								
	2005	37,360	22.28	10-04-2011			37,360	27,590
	2006	48,640	29.48	2-04-2012			48,640	33,310
H. Verwilst								
	1997	15,300	18.60	20-11-2007			15,300	
	1999	7,650	31.75	31-12-2012			7,650	
	1999	7,500	29.81	3-10-2009			7,500	
	2000	18,950	38.40	14-04-2009			18,950	
	2001	26,750	37.57	18-04-2007			26,750	
	2002	52,300	32.23	28-04-2008			52,300	
	2003	22,890	14.86	27-04-2009			22,890	19,845
	2004	11,705	18.29	12-04-2010			11,705	7,660
	2005	46,740	22.28	10-04-2011			46,740	34,515
	2006	36,560	29.48	2-04-2012			36,560	25,040
G. Mittler								
	1997	10,350	18.60	20-11-2007			10,350	
	1999	7,650	31.75	31-12-2012			7,650	
	1999	7,500	29.81	3-10-2009			7,500	
	2000	13,350	38.40	14-04-2009			13,350	
	2001	18,000	37.57	18-04-2007			18,000	
	2002	35,500	32.23	28-04-2008			35,500	
	2003	15,525	14.86	27-04-2009			15,525	13,460
	2004	7,940	18.29	12-04-2010			7,940	5,195
	2005	31,700	22.28	10-04-2011			31,700	23,410
	2006	24,760	29.48	2-04-2012			24,760	16,960
K. De Boeck								
	1997	15,300	18.60	20-11-2007			15,300	
	1999	7,650	31.75	31-12-2012			7,650	
	1999	7,500	29.81	3-10-2009			7,500	
	2000	12,000	38.40	14-04-2009			12,000	
	2001	18,000	37.57	18-04-2007			18,000	
	2002	35,500	32.23	28-04-2008			35,500	
	2003	15,525	14.86	27-04-2009			15,525	13,460
	2004	7,940	18.29	12-04-2010			7,940	5,195
	2005	31,700	22.28	10-04-2011			31,700	23,410
	2006	24,760	29.48	2-04-2012			24,760	16,960

	Year	Total options granted number	Exercise price	Expiry date	Options exercised before 2006	Options exercised in 2006	Options outstanding at 31 December 2006	Restricted shares
J. De Mey								
	1997	15,300	18.60	20-11-2007			15,300	
	1999	7,650	31.75	31-12-2012			7,650	
	1999	7,500	29.81	3-10-2009			7,500	
	2000	12,000	38.40	14-04-2009			12,000	
	2001	18,000	37.57	18-04-2007			18,000	
	2002	35,500	32.23	28-04-2008			35,500	
	2003	15,525	14.86	27-04-2009			15,525	13,460
	2004	7,940	18.29	12-04-2010			7,940	5,195
	2005	31,700	22.28	10-04-2011			31,700	23,410
	2006	24,760	29.48	2-04-2012			24,760	16,960
F. Dierckx								
	1999	7,650	31.75	31-12-2012			7,650	
	1999	7,500	29.81	3-10-2009			7,500	
	2000	12,000	38.40	14-04-2009			12,000	
	2001	18,000	37.57	18-04-2007			18,000	
	2002	35,500	32.23	28-04-2008			35,500	
	2003	15,525	14.86	27-04-2009			15,525	13,460
	2004	7,940	18.29	12-04-2010			7,940	5,195
	2005	31,700	22.28	10-04-2011			31,700	23,410
	2006	24,760	29.48	2-04-2012			24,760	16,960
P. van Harten								
	2002	7,500	25.18	28-04-2009			7,500	
	2003	5,550	14.86	27-04-2009			5,550	4,815
	2004	4,245	18.29	12-04-2010			4,245	2,775
	2005	17,610	22.28	10-04-2011			17,610	13,005
	2006	24,760	29.48	2-04-2012			24,760	16,960
J. Clijsters								
	1999	5,000	29.81	3-10-2009			5,000	
	2000	2,500	34.70	1-10-2010			2,500	
	2002	7,500	25.18	28-04-2012	1,875		5,625	
	2003	7,500	14.54	27-04-2013			7,500	
	2004	7,500	17.66	13-04-2014			7,500	
	2005	17,610	22.28	10-04-2011			17,610	13,005
	2006	24,760	29.48	2-04-2012			24,760	16,960

In conformity with the rules of the restricted shares plan 2003, Fortis shares have been granted to the Executive Managers on 25 August 2006. After acceptation, the Executive Managers had from that date the possibility to sell a maximum 50% of the shares. All concerned Executive Managers have accepted the shares and have decided to sell the number of shares as indicated in the table below.

	Total number of restricted shares granted in 2003	*Number of restricted shares sold*	*Number of unsold restricted shares*
H. Verwilst	19,845	9,845	10,000
G. Mittler	13,460	6,730	6,730
K. De Boeck	13,460	6,710	6,750
J. De Mey	13,460	6,730	6,730
F. Dierckx	13,460	6,730	6,730
P. van Harten	4,815	2,408	2,407

12 Audit fees

Fees paid to Fortis's auditors for 2006, 2005 and 2004 can be broken down into the following components:

- audit fees, which include fees for auditing the statutory and consolidated financial statements, and quarterly and other reports
- audit-related fees, which include fees for work performed on prospectuses, non-standard auditing and advisory services not related to statutory auditing
- fees for tax advice
- other non-audit fees, which include fees for support and advice on acquisitions.

The breakdown of the audit fees for the year ended 31 December is as follows:

				2006	*2005*	*2005*	*2004*	*2004*
	Fortis Statutory Auditors	*Fortis Statutory Auditors' Network*	*Total Fortis Statutory Auditors*	*Other Fortis Auditors*	*Total Fortis Statutory Auditors*	*Other Fortis Auditors*	*Total Fortis Statutory Auditors*	*Other Fortis Auditors*
Audit fees	8	12	20	1	20	1	18	
Audit-related fees	1	4	5	2	8		1	2
Tax fees	0	4	4	1	3		1	
Other non-audit fees	0	6	6	2	8	1	17	7
Total	*9*	*26*	*35*	*6*	*39*	*2*	*37*	*9*

13 Related parties

Parties related to Fortis include associates, pension funds, joint ventures, Board members (non-executive and executive members of the Fortis Board of Directors), Executive Managers (the CEO and the members of the Executive Committee), close family members of any individual referred to above, entities controlled or significantly influenced by any individual referred to above and other related entities.

As part of its business operations Fortis frequently enters into transactions with related parties. Such transactions mainly relate to loans, deposits and reinsurance contracts and are entered into on the basis of the same commercial and market terms that apply to non-related parties.

The Remuneration and combined shareholdings of Board members and Executive Managers are described in note 11. At 31 December 2006, there were no outstanding loans made by Fortis to Board members. Credits, loans or bank guarantees in the normal course of business may be granted by Fortis companies to Executive Managers or to close family members of the Board members and close family members of Executive Managers.

The total outstanding amount at 31 December 2006 relating to loans, credits and guarantees granted to Executive Managers or to close family members of the Board members and close family members of Executive Managers, was EUR 9 million. The terms and conditions of these transactions are entered into on the basis of the same commercial and market terms that apply to non-related-parties, including employees of the company.

The tables below provide an overview of the transactions entered into and the amounts outstanding with the following related parties for the year ended 31 December:

- associates and joint ventures
- other related parties such as pension funds and significant minority shareholders in associates.

			2006			*2005*
	Associates and Joint ventures	*Other*	*Total*	*Associates and joint ventures*	*Other*	*Total*
Income and expenses - Related parties						
Interest income	34	4	38	34	4	38
Interest expense	(26)	(10)	(36)	(23)	(1)	(24)
Fee and commission income	12		12	19		19
Realised gains	3		3			
Other income	30	5	35	20	4	24
Fee and commission expense	(24)	(4)	(28)	(21)	(3)	(24)
Operating, administrative and other expenses	(3)	(81)	(84)	(2)	(111)	(113)

	2006			2005		
	Associates and Joint ventures	*Other*	*Total*	*Associates and Joint ventures*	*Other*	*Total*
Balance sheet - Related parties						
Investments in associates	162	965	1,127	167	786	953
Due from customers	477		477	426	3	429
Due from banks	15	104	119	17	108	125
Other assets	16	31	47	20	29	49
Due to customers	75	4	79	100	2	102
Due to banks	388	6	394	478	115	593
Debt certificates, subordinated liabilities and other borrowings	139		139	139		139
Other liabilities	13	267	280	9	276	285

With respect to related parties, Fortis granted the following guarantees and irrevocable and conditional commitments:

- EUR 137 million with respect to guarantees given to related parties
- EUR 71 million with respect to guarantees obtained from related parties
- EUR 114 million with respect to unconditional and conditional commitments to related parties.

The changes in related party loans, receivables and advances during the year ended 31 December are as follows:

	Due from banks		*Due from customers*	
	2006	*2005*	*2006*	*2005*
Related party loans, receivables or advances at 1 January	**126**	**108**	**447**	**647**
Acquisitions/divestments of subsidiaries			(18)	
Additions or advances	18	18	113	80
Repayments	(24)		(48)	(280)
Related party loans, receivables or advances at 31 December	**120**	**126**	**494**	**447**
Impairments at 1 January	*1*	*1*	*18*	*16*
Change in impairments			(1)	4
Recoveries				(2)
Impairments at 31 December	*1*	*1*	*17*	*18*
Related party loans, receivables or advances at 31 December	**119**	**125**	**477**	**429**

	Due to banks		*Due to customers*	
	2006	*2005*	*2006*	*2005*
Related party loans, receivables or advances at 1 January	**593**	**1,088**	**102**	**30**
Acquisitions/divestments of subsidiaries			(2)	
Additions or advances	54	58	466	462
Repayments	(253)	(553)	(487)	(390)
Related party loans, receivables or advances at 31 December	**394**	**593**	**79**	**102**

14 Information on segments

Fortis is an international financial services provider. Its core activities are banking and insurance. The primary format to report segment information is based on business segments. In 2006, Fortis was organised on a world-wide basis into six business segments:

- Retail Banking
- Merchant Banking
- Commercial & Private Banking
- Insurance Netherlands
- Insurance Belgium
- Insurance International.

Activities not related to banking and insurance and elimination differences are reported separately from the Banking and Insurance activities.

Fortis reported geographical segments are as follows:

- Benelux (Belgium, the Netherlands, Luxembourg)
- Other European countries
- North America
- Asia
- Other.

Fortis's segment reporting reflects the full economic contribution of the segments within Fortis. The aim is direct allocation to the segments of all balance sheet and income statement items for which the segments have full management responsibility.

Segment information is prepared based on the same accounting principles as those used in preparing and presenting Fortis's consolidated financial statements (as described in note 2) and by applying appropriate allocation rules.

Transactions between the different segments are executed under standard commercial terms and conditions.

On 12 October 2006 Fortis announced that it would implement organisational changes to support the evolution of its growth strategy. The modified organisation is fully operational since 1 January 2007. Fortis will start to report according to the new organisational structure, impacting the segment reporting based on business segments, as of the first quarter of 2007.

14.1 Banking

Retail Banking

Retail Banking provides financial services to retail customers, independent professions and small companies. In the Benelux countries, Fortis offers advice in areas such as daily banking, saving, investment, credit and insurance through a variety of distribution channels. Fortis also provides retail banking services in France, Poland and Turkey.

Merchant Banking

Merchant Banking offers financial solutions to corporate and institutional clients composed of a comprehensive range of wholesale products. Merchant Banking also offers expertise in niche markets with a regional or global scope.

Commercial & Private Banking
Commercial & Private Banking offers worldwide integrated services and solutions for asset and liability management to high-net-worth private clients and their businesses as well as to corporate clients and their advisers. Medium-sized companies are served by a uniform product and service offering, with the same range of cross-border products, services and specialisms at the network of Business Centres throughout Europe.

Other Banking
Balance sheet items, revenues and costs for support functions, operations and Asset and Liability Management (ALM) are reported in this section. The figures reported are those after allocation to the commercial segments.

As in previous years, Fortis Hypotheek Bank and some other Fortis companies are reported under this section. From 2006 Belgolaise is also reported in Other Banking. In 2005 Fortis Bank AS (Turkey) was reported in Other Banking due to the integration process. As from 2006 Fortis Bank AS (Turkey) is reported within the relevant banking segments.

Allocation rules
Segment reporting within the banking segments are subject to balance sheet allocation rules, balance sheet squaring mechanisms, a fund transfer pricing system, rebilling of support and operations expenses and overhead allocation.

The balance sheet allocation and the squaring methodology aim at reporting information on segments to properly reflect Fortis's business model.

Under Fortis's business model, segments do not act as their own treasurer in bearing the interest rate risk and the foreign exchange risk by funding their own assets with their own liabilities, or by having direct access to the financial markets. The interest and currency risks are removed by transferring them from the segments to the central internal bankers. This is reflected in the fund transfer pricing system. A key role in this system is attributed to Asset and Liability Management (ALM). The results of ALM are allocated to the segments based on the economic capital used and the interest margin generated within the segment.

Support and operations departments provide services to the segments. These services include human resources, information technology, payment services, settlement of security transactions and ALM. The costs and revenues of these departments are charged to the segments via a rebilling system based on service level agreements (SLAs), reflecting the economic consumption of the products and services provided. SLAs ensure that the costs and revenues are allocated based on actual use and at a fixed rate. Differences between actual costs and rebilled costs based on standard tariffs are passed on to the three segments in a final allocation.

14.2 Insurance

Insurance Netherlands
Insurance Netherlands serves the market via independent insurance brokers and offers businesses and individuals a wide range of Life, Non-life, healthcare and disability insurance products, and mortgage and savings products.

Insurance Belgium
Insurance Belgium works through intermediaries to offer a comprehensive range of Life and Non-life insurance products to private individuals and small and medium-sized enterprises (SMEs). Insurance Belgium also offers group policies to large companies through Fortis Employee Benefits and sells a comprehensive range of Life and Non-life insurance products through bank branches.

Insurance International
Insurance activities are carried out in Luxembourg, France and the United Kingdom via Fortis Insurance International and its subsidiaries. Insurance activities are executed in Portugal, Spain, China, Malaysia and Thailand in cooperation with local partners.

Other Insurance

This section includes the full figures for Assurant, Inc. for January 2004 (one month) and Fortis's share in Assurant, Inc.'s results after the listing on the stock exchange. The capital gain on the sale of Assurant, Inc., however, is reported in the General section. The capital gain on the sale of Seguros Bilbao is reported in the section Other Insurance.

Eliminations

This section includes eliminations between insurance segments.

Allocation rules

In accordance with Fortis's business model, insurance companies do not report support activities separately.

When allocating balance sheet items to segments, a bottom-up approach is used based on the products sold to external customers.

For the balance sheet items not related to products sold to customers, a tailor-made methodology adapted to the specific business model of each reportable segment is applied.

14.3 General

This section comprises activities not related to the core banking and insurance business, such as group finance and other holding activities.

14.4 Balance sheet by activity

					31 December 2006
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	20,791	2,240	1,491	(4,109)	20,413
Assets held for trading	70,635	196	131	(747)	70,215
Due from banks	89,413	3,539	48	(2,869)	90,131
Due from customers	285,877	7,161	3,019	(9,598)	286,459
Investments:					
- Held to maturity	*4,505*				*4,505*
- Available for sale	*127,818*	*59,001*	*1,169*	*(1,560)*	*186,428*
- Held at fair value through profit or loss	*3,535*	*2,352*	*964*	*(251)*	*6,600*
- Investment property	*600*	*2,447*			*3,047*
- Associates and joint ventures	*1,319*	*549*		*(14)*	*1,854*
	137,777	64,349	2,133	(1,825)	202,434
Investments related to unit-linked contracts		28,865		(116)	28,749
Reinsurance and other receivables	6,105	3,098	18	(34)	9,187
Property, plant and equipment	2,153	1,369			3,522
Goodwill and other intangible assets	980	1,281			2,261
Accrued interest and other assets	60,927	2,829	319	(2,217)	61,858
Total assets	**674,658**	**114,927**	**7,159**	**(21,515)**	**775,229**
Liabilities					
Liabilities held for trading	64,257	28	302	(279)	64,308
Due to banks	177,161	6,533	1,107	(7,320)	177,481
Due to customers	260,056	194	5,654	(6,646)	259,258
Liabilities arising from insurance and investment contracts	40	61,722		(1,998)	59,764
Liabilities related to unit-linked contracts		29,156			29,156
Debt certificates	90,360	5	614	(293)	90,686
Subordinated liabilities	14,080	1,419	1,791	(1,915)	15,375
Other borrowings	2,178	1,265	103	(1,397)	2,149
Provisions	717	100			817
Current and deferred tax liabilities	1,469	955	256	53	2,733
Accrued interest and other liabilities	47,476	4,509	420	(454)	51,951
Total liabilities	**657,794**	**105,886**	**10,247**	**(20,249)**	**753,678**
Shareholders' equity	16,666	8,363	(3,119)	(1,266)	20,644
Minority interests	198	678	31		907
Total equity	**16,864**	**9,041**	**(3,088)**	**(1,266)**	**21,551**
Total liabilities and equity	**674,658**	**114,927**	**7,159**	**(21,515)**	**775,229**

	Banking	Insurance	General	Eliminations	31 December 2005 Total
Assets					
Cash and cash equivalents	25,594	2,421	5,186	(11,379)	21,822
Assets held for trading	62,830	399	217	(741)	62,705
Due from banks	80,054	3,717		(2,769)	81,002
Due from customers	277,862	7,632	6,745	(11,480)	280,759
Investments:					
- Held to maturity [1]	*4,670*				*4,670*
- Available for sale	*126,698*	*52,924*	*1,152*	*(1,754)*	*179,020*
- Held at fair value through profit or loss	*2,290*	*2,247*	*845*	*(255)*	*5,127*
- Investment property	*402*	*2,144*			*2,546*
- Associates and joint ventures	*1,254*	*476*		*(24)*	*1,706*
	135,314	57,791	1,997	(2,033)	193,069
Investments related to unit-linked contracts		25,907		(240)	25,667
Reinsurance and other receivables [1]	7,010	3,252	64	(769)	9,557
Property, plant and equipment	2,018	1,179			3,197
Goodwill and other intangible assets	634	1,288			1,922
Accrued interest and other assets	47,880	3,365	418	(2,369)	49,294
Total assets	**639,196**	**106,951**	**14,627**	**(31,780)**	**728,994**
Liabilities					
Liabilities held for trading	50,755	29	220	(442)	50,562
Due to banks	174,780	4,783	3,476	(7,856)	175,183
Due to customers	263,285	232	7,016	(11,469)	259,064
Liabilities arising from insurance and investment contracts	29	58,108		(2,028)	56,109
Liabilities related to unit-linked contracts		26,151			26,151
Debt certificates	76,827	5	711	(277)	77,266
Subordinated liabilities	12,490	1,592	1,962	(2,287)	13,757
Other borrowings	5,023	1,317	821	(5,462)	1,699
Provisions	795	111	1		907
Current and deferred tax liabilities	1,309	2,005	279	36	3,629
Accrued interest and other liabilities	40,720	4,414	543	(666)	45,011
Total liabilities	**626,013**	**98,747**	**15,029**	**(30,451)**	**709,338**
Shareholders' equity	12,975	7,713	(430)	(1,329)	18,929
Minority interests	208	491	28		727
Total equity	**13,183**	**8,204**	**(402)**	**(1,329)**	**19,656**
Total liabilities and equity	**639,196**	**106,951**	**14,627**	**(31,780)**	**728,994**

[1] *Changed for comparison purposes.*

					31 December 2004
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	24,834	2,877	1,020	(3,711)	25,020
Assets held for trading	60,329	291	236	(536)	60,320
Due from banks	63,056	3,529		(2,388)	64,197
Due from customers	225,507	7,730	9,713	(15,116)	227,834
Investments:					
- Held to maturity [1]	*4,721*				*4,721*
- Available for sale	*110,855*	*43,006*	*1,128*	*(1,446)*	*153,543*
- Held at fair value through profit or loss	*1,510*	*2,087*		*(206)*	*3,391*
- Investment property	*365*	*1,939*			*2,304*
- Associates and joint ventures	*1,090*	*1,119*			*2,209*
	118,541	48,151	1,128	(1,652)	166,168
Investments related to unit-linked contracts		16,936		(83)	16,853
Reinsurance and other receivables [1]	4,249	3,052	199	(955)	6,545
Property, plant and equipment	1,955	1,178			3,133
Goodwill and other intangible assets	91	581			672
Accrued interest and other assets	41,856	3,160	469	(2,142)	43,343
Total assets	**540,418**	**87,485**	**12,765**	**(26,583)**	**614,085**
Liabilities					
Liabilities held for trading	51,668	16	253	(454)	51,483
Due to banks	123,257	4,216	1	(6,437)	121,037
Due to customers	226,657	484	9,624	(12,182)	224,583
Liabilities arising from insurance and investment contracts	26	50,600		(1,686)	48,940
Liabilities related to unit-linked contracts		17,033			17,033
Debt certificates	71,550	6	488	(267)	71,777
Subordinated liabilities	11,062	1,715	1,993	(1,425)	13,345
Other borrowings	3,376	754	837	(2,106)	2,861
Provisions	688	164			852
Current and deferred tax liabilities	1,596	1,599	269		3,464
Accrued interest and other liabilities	39,468	3,665	505	(605)	43,033
Total liabilities	**529,348**	**80,252**	**13,970**	**(25,162)**	**598,408**
Shareholders' equity	10,879	7,105	(1,226)	(1,421)	15,337
Minority interests	191	128	21		340
Total equity	**11,070**	**7,233**	**(1,205)**	**(1,421)**	**15,677**
Total liabilities and equity	**540,418**	**87,485**	**12,765**	**(26,583)**	**614,085**

[1] *Changed for comparison purposes.*

14.5 Income statement by activity

	Banking	Insurance	General	Eliminations	2006 Total
Income					
Interest income	70,197	3,167	620	(1,401)	72,583
Insurance premiums	12	14,049		(77)	13,984
Dividend and other investment income	200	796	9	(9)	996
Share in result of associates and joint ventures	87	112		(1)	198
Realised capital gains (losses) on investments	576	576		(15)	1,137
Other realised and unrealised gains and losses	1,339	(17)	54	(14)	1,362
Fee and commission income	3,584	478		(328)	3,734
Income related to investments for unit-linked contracts		1,949		(20)	1,929
Other income	260	519	78	(178)	679
Total income	**76,255**	**21,629**	**761**	**(2,043)**	**96,602**
Expenses					
Interest expense	(65,111)	(565)	(770)	1,325	(65,121)
Insurance claims and benefits	(6)	(13,306)		161	(13,151)
Charges related to unit-linked contracts		(2,374)			(2,374)
Change in impairments	(158)	(36)			(194)
Fee and commission expense	(820)	(1,430)		328	(1,922)
Depreciation and amortisation of tangible and intangible assets	(350)	(226)			(576)
Staff expenses	(3,625)	(811)	(43)	(6)	(4,485)
Other expenses	(2,334)	(1,030)	(153)	181	(3,336)
Total expenses	**(72,404)**	**(19,778)**	**(966)**	**1,989**	**(91,159)**
Profit before taxation	**3,851**	**1,851**	**(205)**	**(54)**	**5,443**
Income tax expense	(692)	(390)	52		(1,030)
Net profit for the period	**3,159**	**1,461**	**(153)**	**(54)**	**4,413**
Net profit attributable to minority interests	10	41	11		62
Net profit attributable to shareholders	**3,149**	**1,420**	**(164)**	**(54)**	**4,351**

					2005
	Banking	*Insurance*	*General*	*Eliminations*	*Total*
Income					
Interest income	64,695	2,703	647	(1,200)	66,845
Insurance premiums	13	12,980		(74)	12,919
Dividend and other investment income	188	736	8	(14)	918
Share in result of associates and joint ventures	71	83	7	(4)	157
Realised capital gains (losses) on investments	712	493	444	(7)	1,642
Other realised and unrealised gains and losses	805	16	94	(37)	878
Fee and commission income	2,894	415		(185)	3,124
Income related to investments for unit-linked contracts		3,255		(31)	3,224
Other income	259	481	9	(37)	712
Total income	**69,637**	**21,162**	**1,209**	**(1,589)**	**90,419**
Expenses					
Interest expense	(60,042)	(505)	(813)	1,133	(60,227)
Insurance claims and benefits	(6)	(11,944)		162	(11,788)
Charges related to unit-linked contracts		(3,709)			(3,709)
Change in impairments	(209)	(26)			(235)
Fee and commission expense	(604)	(1,196)		185	(1,615)
Depreciation and amortisation of tangible and intangible assets	(308)	(240)			(548)
Staff expenses	(3,370)	(868)	(43)	(10)	(4,291)
Other expenses	(1,919)	(942)	(37)	42	(2,856)
Total expenses	**(66,458)**	**(19,430)**	**(893)**	**1,512**	**(85,269)**
Profit before taxation	**3,179**	**1,732**	**316**	**(77)**	**5,150**
Income tax expense	(734)	(473)	43		(1,164)
Net profit for the period	**2,445**	**1,259**	**359**	**(77)**	**3,986**
Net profit attributable to minority interests	11	34			45
Net profit attributable to shareholders	**2,434**	**1,225**	**359**	**(77)**	**3,941**

	Banking	Insurance	General	Eliminations	2004 Total
Income					
Interest income	52,353	2,527	901	(1,558)	54,223
Insurance premiums	16	11,674		(114)	11,576
Dividend and other investment income	178	680	1	(14)	845
Share in result of associates and joint ventures	47	156		1	204
Realised capital gains (losses) on investments	516	669	463	(68)	1,580
Other realised and unrealised gains and losses	(914)	24	(29)	(21)	(940)
Fee and commission income	2,634	265	1	(167)	2,733
Income related to investments for unit-linked contracts		1,141		(12)	1,129
Other income	244	321	37	(25)	577
Total income	**55,074**	**17,457**	**1,374**	**(1,978)**	**71,927**
Expenses					
Interest expense	(47,827)	(539)	(1,086)	1,486	(47,966)
Insurance claims and benefits	(26)	(10,887)		192	(10,721)
Charges related to unit-linked contracts		(1,092)			(1,092)
Change in impairments	(208)	(172)			(380)
Fee and commission expense	(515)	(1,168)		167	(1,516)
Depreciation and amortisation of tangible and intangible assets	(316)	(152)	(1)		(469)
Staff expenses	(2,963)	(757)	(31)	(27)	(3,778)
Other expenses	(2,039)	(1,039)	(64)	26	(3,116)
Total expenses	**(53,894)**	**(15,806)**	**(1,182)**	**1,844**	**(69,038)**
Profit before taxation	**1,180**	**1,651**	**192**	**(134)**	**2,889**
Income tax expense	(201)	(369)	60		(510)
Net profit for the period	**979**	**1,282**	**252**	**(134)**	**2,379**
Net profit attributable to minority interests	14	10		2	26
Net profit attributable to shareholders	**965**	**1,272**	**252**	**(136)**	**2,353**

14.6 Balance sheet of banking segments

	Retail Banking	Merchant Banking	Commercial & Private Banking	Other Banking	Eliminations	Total Banking
						31 December 2006
Assets						
Cash and cash equivalents	11,628	61,253	1,766	86,159	(140,015)	20,791
Assets held for trading	27	70,849	87	695	(1,023)	70,635
Due from banks	29,308	217,841	30,210	164,889	(352,835)	89,413
Due from customers	154,956	164,582	84,372	140,232	(258,265)	285,877
Investments:						
- Held to maturity				*4,505*		*4,505*
- Available for sale	*225*	*74,851*	*97*	*54,981*	*(2,336)*	*127,818*
- Held at fair value through profit or loss		*3,319*	*25*	*609*	*(418)*	*3,535*
- Investment property			*516*	*139*	*(55)*	*600*
- Associates and joint ventures	*124*	*992*	*5*	*198*		*1,319*
	349	79,162	643	60,432	(2,809)	137,777
Reinsurance and other receivables	240	3,144	2,058	1,487	(824)	6,105
Property, plant and equipment	86	110	99	3,525	(1,667)	2,153
Goodwill and other intangible assets	460	154	205	263	(102)	980
Accrued interest and other assets	1,268	53,181	1,716	14,743	(9,981)	60,927
Total assets	**198,322**	**650,276**	**121,156**	**472,425**	**(767,521)**	**674,658**
Liabilities						
Liabilities held for trading		64,819	65	1,060	(1,687)	64,257
Due to banks	51,852	323,773	38,834	250,974	(488,272)	177,161
Due to customers	142,120	160,772	78,219	139,691	(260,746)	260,056
Liabilities arising from insurance and investment contracts				40		40
Debt certificates	463	58,158	183	34,344	(2,788)	90,360
Subordinated liabilities	118	1,430	395	16,332	(4,195)	14,080
Other borrowings	25	980	264	1,297	(388)	2,178
Provisions	100	152	133	794	(462)	717
Current and deferred tax liabilities	103	804	113	822	(373)	1,469
Accrued interest and other liabilities	3,541	39,388	2,950	10,207	(8,610)	47,476
Total liabilities	**198,322**	**650,276**	**121,156**	**455,561**	**(767,521)**	**657,794**
Shareholders' equity				16,666		16,666
Minority interests				198		198
Total equity				**16,864**		**16,864**
Total liabilities and equity	**198,322**	**650,276**	**121,156**	**472,425**	**(767,521)**	**674,658**
Due from external customers	77,876	110,678	60,798	30,018		279,370
Due from internal customers	77,080	53,904	23,574	110,214	(258,265)	6,507
Due from customers	**154,956**	**164,582**	**84,372**	**140,232**	**(258,265)**	**285,877**
Due to external customers	91,257	105,946	44,589	12,282		254,074
Due to internal customers	50,863	54,826	33,630	127,409	(260,746)	5,982
Due to customers	**142,120**	**160,772**	**78,219**	**139,691**	**(260,746)**	**260,056**

	Retail Banking	Merchant Banking	Commercial & Private Banking	Other Banking	Eliminations	31 December 2005 Total Banking
Assets						
Cash and cash equivalents	10,023	46,846	10,522	31,307	(73,104)	25,594
Assets held for trading	205	62,112	37	1,301	(825)	62,830
Due from banks	24,565	141,536	27,533	45,200	(158,780)	80,054
Due from customers	159,311	169,360	70,979	107,670	(229,458)	277,862
Investments:						
- Held to maturity [1]				*4,670*		*4,670*
- Available for sale	*28*	*73,161*	*312*	*53,659*	*(462)*	*126,698*
- Held at fair value through profit or loss		*2,094*	*26*	*349*	*(179)*	*2,290*
- Investment property			*306*	*141*	*(45)*	*402*
- Associates and joint ventures	*170*	*788*	*43*	*253*		*1,254*
	198	76,043	687	59,072	(686)	135,314
Reinsurance and other receivables [1]	181	2,711	1,790	3,853	(1,525)	7,010
Property, plant and equipment	37	107	87	2,972	(1,185)	2,018
Goodwill and other intangible assets	14	5	167	468	(20)	634
Accrued interest and other assets	686	40,427	1,365	13,869	(8,467)	47,880
Total assets	**195,220**	**539,147**	**113,167**	**265,712**	**(474,050)**	**639,196**
Liabilities						
Liabilities held for trading	1	51,012	40	(12)	(286)	50,755
Due to banks	52,595	235,603	43,678	88,146	(245,242)	174,780
Due to customers	138,340	162,935	67,222	100,183	(205,395)	263,285
Liabilities arising from insurance and investment contracts				29		29
Debt certificates	639	47,110	186	31,398	(2,506)	76,827
Subordinated liabilities	79	2,396	244	11,968	(2,197)	12,490
Other borrowings	29	417	243	4,782	(448)	5,023
Provisions	94	188	128	873	(488)	795
Current and deferred tax liabilities	115	661	83	772	(322)	1,309
Accrued interest and other liabilities	3,328	38,825	1,343	14,390	(17,166)	40,720
Total liabilities	**195,220**	**539,147**	**113,167**	**252,529**	**(474,050)**	**626,013**
Shareholders' equity				12,975		12,975
Minority interests				208		208
Total equity				**13,183**		**13,183**
Total liabilities and equity	**195,220**	**539,147**	**113,167**	**265,712**	**(474,050)**	**639,196**
Due from external customers	67,391	120,757	52,865	32,212		273,225
Due from internal customers	91,920	48,603	18,114	75,458	(229,458)	4,637
Due from customers	**159,311**	**169,360**	**70,979**	**107,670**	**(229,458)**	**277,862**
Due to external customers	85,068	113,834	39,395	14,049		252,346
Due to internal customers	53,272	49,101	27,827	86,134	(205,395)	10,939
Due to customers	**138,340**	**162,935**	**67,222**	**100,183**	**(205,395)**	**263,285**

[1] *Changed for comparison purposes.*

						31 December 2004
	Retail Banking	*Merchant Banking*	*Commercial & Private Banking*	*Other Banking*	*Eliminations*	*Total Banking*
Assets						
Cash and cash equivalents	5,898	77,912	7,639	28,073	(94,688)	24,834
Assets held for trading	84	69,912	67	2,354	(12,088)	60,329
Due from banks	20,055	232,672	11,491	67,466	(268,628)	63,056
Due from customers	67,626	153,704	55,891	55,769	(107,483)	225,507
Investments:						
- Held to maturity [1]				*4,721*		*4,721*
- Available for sale	*32*	*71,965*	*186*	*48,902*	*(10,230)*	*110,855*
- Held at fair value through profit or loss		*1,349*	*20*	*152*	*(11)*	*1,510*
- Investment property			*241*	*124*		*365*
- Associates and joint ventures	*172*	*711*	*1*	*206*		*1,090*
	204	74,025	448	54,105	(10,241)	118,541
Reinsurance and other receivables [1]	135	2,619	1,142	2,502	(2,149)	4,249
Property, plant and equipment	33	133	87	1,799	(97)	1,955
Goodwill and other intangible assets	13	6	54	18		91
Accrued interest and other assets	29,485	164,966	4,636	45,308	(202,539)	41,856
Total assets	**123,533**	**775,949**	**81,455**	**257,394**	**(697,913)**	**540,418**
Liabilities						
Liabilities held for trading		62,723	69	3,716	(14,840)	51,668
Due to banks	35,410	342,046	28,129	112,813	(395,141)	123,257
Due to customers	84,221	159,305	38,051	40,057	(94,977)	226,657
Liabilities arising from insurance and investment contracts				26		26
Debt certificates	756	48,004	926	31,885	(10,021)	71,550
Subordinated liabilities	38	3,151	22	9,740	(1,889)	11,062
Other borrowings	6	1,235	249	2,052	(166)	3,376
Provisions	83	109	60	346	90	688
Current and deferred tax liabilities	36	739	57	1,235	(471)	1,596
Accrued interest and other liabilities	2,983	158,637	13,892	44,454	(180,498)	39,468
Total liabilities	**123,533**	**775,949**	**81,455**	**246,324**	**(697,913)**	**529,348**
Shareholders' equity				10,879		10,879
Minority interests				191		191
Total equity				**11,070**		**11,070**
Total liabilities and equity	**123,533**	**775,949**	**81,455**	**257,394**	**(697,913)**	**540,418**
Due from external customers	58,847	87,007	46,457	28,396	-	220,707
Due from internal customers	8,779	66,697	9,434	27,373	(107,483)	4,800
Due from customers	**67,626**	**153,704**	**55,891**	**55,769**	**(107,483)**	**225,507**
Due to external customers	79,854	94,924	30,594	9,923		215,295
Due to internal customers	4,367	64,381	7,457	30,134	(94,977)	11,362
Due to customers	**84,221**	**159,305**	**38,051**	**40,057**	**(94,977)**	**226,657**

[1] *Changed for comparison purposes.*

14.7 Income statement of banking segments

						2006
	Retail Banking	*Merchant Banking*	*Commercial & Private Banking*	*Other Banking*	*Eliminations*	*Total Banking*
Income						
Interest income	9,896	68,807	4,586	14,706	(27,798)	70,197
Interest expense	(7,249)	(67,921)	(3,396)	(14,343)	27,798	(65,111)
Net interest income	2,647	886	1,190	363		5,086
Fee and commission income	1,801	802	929	125	(73)	3,584
Fee and commission expense	(439)	(241)	(86)	(127)	73	(820)
Net fee and commission income	1,362	561	843	(2)		2,764
Insurance premiums				12		12
Dividend, share in result of associates and joint ventures and other investment income	18	99	46	125	(1)	287
Realised capital gains (losses) on investments	11	128	11	426		576
Other realised and unrealised gains and losses	44	910	85	300		1,339
Other income	724	160	327	(861)	(90)	260
Total income, net of interest expense	**4,806**	**2,744**	**2,502**	**363**	**(91)**	**10,324**
Change in impairments	(150)	116	(137)	13		(158)
Net revenues	**4,656**	**2,860**	**2,365**	**376**	**(91)**	**10,166**
Expenses						
Staff expenses	(1,249)	(675)	(721)	(980)		(3,625)
Depreciation and amortisation of tangible and intangible assets	(38)	(8)	(42)	(262)		(350)
Other expenses	(485)	(337)	(331)	(1,284)	103	(2,334)
Insurance claims and benefits				(6)		(6)
Allocation expense	(1,370)	(409)	(406)	2,197	(12)	
Total expenses	**(3,142)**	**(1,429)**	**(1,500)**	**(335)**	**91**	**(6,315)**
Profit before taxation	**1,514**	**1,431**	**865**	**41**		**3,851**
Income tax expense	(424)	(78)	(194)	4		(692)
Net profit for the period	**1,090**	**1,353**	**671**	**45**		**3,159**
Net profit attributable to minority interests		5		5		10
Net profit attributable to shareholders	**1,090**	**1,348**	**671**	**40**		**3,149**
Net revenues from external customers	2,756	1,069	2,447	3,714		9,986
Net revenues internal	1,900	1,791	(82)	(3,338)	(91)	180
Net revenues	**4,656**	**2,860**	**2,365**	**376**	**(91)**	**10,166**
Non-cash expenses (excl depreciation & amortisation)	(89)	(950)	(286)	(584)		(1,909)

						2005
	Retail Banking	*Merchant Banking*	*Commercial & Private Banking*	*Other Banking*	*Eliminations*	*Total Banking*
Income						
Interest income	10,380	65,550	4,324	14,188	(29,747)	64,695
Interest expense	(7,913)	(64,786)	(3,293)	(13,797)	29,747	(60,042)
Net interest income	2,467	764	1,031	391		4,653
Fee and commission income	1,623	654	759	(22)	(120)	2,894
Fee and commission expense	(531)	(195)	(57)	59	120	(604)
Net fee and commission income	1,092	459	702	37		2,290
Insurance premiums				13		13
Dividend, share in result of associates and joint ventures and other investment income	16	114	39	107	(17)	259
Realised capital gains (losses) on investments	63	318	16	353	(38)	712
Other realised and unrealised gains and losses	43	527	62	127	46	805
Other income	513	126	238	(574)	(44)	259
Total income, net of interest expense	**4,194**	**2,308**	**2,088**	**454**	**(53)**	**8,991**
Change in impairments	(130)	107	(153)	(33)		(209)
Net revenues	**4,064**	**2,415**	**1,935**	**421**	**(53)**	**8,782**
Expenses						
Staff expenses	(1,111)	(603)	(566)	(1,090)		(3,370)
Depreciation and amortisation of tangible and intangible assets	(15)	(8)	(31)	(254)		(308)
Other expenses	(370)	(356)	(246)	147	(1,094)	(1,919)
Insurance claims and benefits				(6)		(6)
Allocation expense	(1,262)	(359)	(446)	920	1,147	
Total expenses	**(2,758)**	**(1,326)**	**(1,289)**	**(283)**	**53**	**(5,603)**
Profit before taxation	**1,306**	**1,089**	**646**	**138**		**3,179**
Income tax expense	(444)	(76)	(186)	(28)		(734)
Net profit for the period	**862**	**1,013**	**460**	**110**		**2,445**
Net profit attributable to minority interests		6		5		11
Net profit attributable to shareholders	**862**	**1,007**	**460**	**105**		**2,434**
Net revenues from external customers	2,396	1,176	2,004	3,178		8,754
Net revenues internal	1,668	1,239	(69)	(2,757)	(53)	28
Net revenues	**4,064**	**2,415**	**1,935**	**421**	**(53)**	**8,782**
Non-cash expenses (excl depreciation & amortisation)	(32)	(82)	(43)	(72)		(229)

						2004
	Retail Banking	*Merchant Banking*	*Commercial & Private Banking*	*Other Banking*	*Eliminations*	*Total Banking*
Income						
Interest income	9,493	52,102	3,700	12,180	(25,122)	52,353
Interest expense	(7,195)	(51,066)	(2,765)	(11,923)	25,122	(47,827)
Net interest income	2,298	1,036	935	257		4,526
Fee and commission income	1,391	702	680	207	(346)	2,634
Fee and commission expense	(452)	(215)	(65)	(129)	346	(515)
Net fee and commission income	939	487	615	78		2,119
Insurance premiums				16		16
Dividend, share in result of associates and joint ventures and other investment income	13	94	31	94	(7)	225
Realised capital gains (losses) on investments	27	37	20	459	(27)	516
Other realised and unrealised gains and losses	25	(279)	48	(735)	27	(914)
Other income	(10)	73	89	172	(80)	244
Total income, net of interest expense	**3,292**	**1,448**	**1,738**	**341**	**(87)**	**6,732**
Change in impairments	(121)	(48)	(65)	26		(208)
Net revenues	**3,171**	**1,400**	**1,673**	**367**	**(87)**	**6,524**
Expenses						
Staff expenses	(1,033)	(510)	(483)	(935)	(2)	(2,963)
Depreciation and amortisation of tangible and intangible assets	(23)	(13)	(28)	(251)		(315)
Other expenses	(291)	(386)	(281)	(35)	(1,047)	(2,040)
Insurance claims and benefits				(26)		(26)
Allocation expense	(1,210)	(344)	(323)	741	1,136	
Total expenses	**(2,557)**	**(1,253)**	**(1,115)**	**(506)**	**87**	**(5,344)**
Profit before taxation	**614**	**147**	**558**	**(139)**		**1,180**
Income tax expense	(247)	120	(137)	63		(201)
Net profit for the period	**367**	**267**	**421**	**(76)**		**979**
Net profit attributable to minority interests		1	1	12		14
Net profit attributable to shareholders	**367**	**266**	**420**	**(88)**		**965**
Net revenues from external customers	1,954	828	1,881	1,841		6,504
Net revenues internal	1,217	572	(208)	(1,474)	(87)	20
Net revenues	**3,171**	**1,400**	**1,673**	**367**	**(87)**	**6,524**
Non-cash expenses (excl depreciation & amortisation)	(110)	(10)	(59)	(10)		(189)

14.8 Balance sheet of insurance segments

					31 December 2006
	Insurance Netherlands	*Insurance Belgium*	*Insurance International*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	1,110	663	596	(129)	2,240
Assets held for trading	160	36			196
Due from banks	1,177	2,262	100		3,539
Due from customers	4,951	2,226	50	(66)	7,161
Investments:					
- Available for sale	*16,059*	*33,989*	*8,956*	*(3)*	*59,001*
- Held at fair value through profit or loss	*1,748*	*545*	*59*		*2,352*
- Investment property	*1,625*	*783*	*39*		*2,447*
- Associates and joint ventures	*212*	*73*	*264*		*549*
	19,644	35,390	9,318	(3)	64,349
Investments related to unit-linked contracts	9,504	8,213	11,148		28,865
Reinsurance and other receivables	1,849	662	956	(369)	3,098
Property, plant and equipment	330	1,004	35		1,369
Goodwill and other intangible assets	429	227	625		1,281
Accrued interest and other assets	1,297	1,089	499	(56)	2,829
Total assets	**40,451**	**51,772**	**23,327**	**(623)**	**114,927**
Liabilities					
Liabilities held for trading	27	1			28
Due to banks	1,691	4,502	341	(1)	6,533
Due to customers	12	56	126		194
Liabilities arising from insurance and investment contracts	20,234	32,880	8,688	(80)	61,722
Liabilities related to unit-linked contracts	9,797	8,213	11,146		29,156
Debt certificates	5				5
Subordinated liabilities	782	643	29	(35)	1,419
Other borrowings	1,305	47	68	(155)	1,265
Provisions	26	11	63		100
Current and deferred tax liabilities	417	334	204		955
Accrued interest and other liabilities	2,673	1,475	713	(352)	4,509
Total liabilities	**36,969**	**48,162**	**21,378**	**(623)**	**105,886**
Shareholders' equity	3,256	3,534	1,573		8,363
Minority interests	226	76	376		678
Total equity	**3,482**	**3,610**	**1,949**		**9,041**
Total liabilities and equity	**40,451**	**51,772**	**23,327**	**(623)**	**114,927**
Due from external customers	4,875	2,153	49		7,077
Due from internal customers	76	73	1	(66)	84
Due from customers	**4,951**	**2,226**	**50**	**(66)**	**7,161**
Due to external customers	13	56	77		146
Due to internal customers	(1)		49		48
Due to customers	**12**	**56**	**126**		**194**

					31 December 2005
	Insurance Netherlands	*Insurance Belgium*	*Insurance International*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	677	1,014	856	(126)	2,421
Assets held for trading	123	276			399
Due from banks	1,195	2,282	240		3,717
Due from customers	6,332	2,252	81	(1,033)	7,632
Investments:					
- Available for sale	*14,775*	*29,867*	*8,282*		*52,924*
- Held at fair value through profit or loss	*1,585*	*633*	*29*		*2,247*
- Investment property	*1,382*	*716*	*46*		*2,144*
- Associates and joint ventures	*214*	*41*	*220*	*1*	*476*
	17,956	31,257	8,577	1	57,791
Investments related to unit-linked contracts	8,454	8,157	9,304	(8)	25,907
Reinsurance and other receivables	1,729	562	1,003	(42)	3,252
Property, plant and equipment	163	983	33		1,179
Goodwill and other intangible assets	415	208	665		1,288
Accrued interest and other assets	1,462	1,530	433	(60)	3,365
Total assets	**38,506**	**48,521**	**21,192**	**(1,268)**	**106,951**
Liabilities					
Liabilities held for trading	27	1	1		29
Due to banks	15	3,906	877	(15)	4,783
Due to customers	92	61	87	(8)	232
Liabilities arising from insurance and investment contracts	20,345	29,703	8,163	(103)	58,108
Liabilities related to unit-linked contracts	8,658	8,158	9,335		26,151
Debt certificates	5				5
Subordinated liabilities	2,094	250	62	(814)	1,592
Other borrowings	1,358	61	117	(219)	1,317
Provisions	39	20	52		111
Current and deferred tax liabilities	587	1,205	213		2,005
Accrued interest and other liabilities	2,738	1,175	610	(109)	4,414
Total liabilities	**35,958**	**44,540**	**19,517**	**(1,268)**	**98,747**
Shareholders' equity	2,497	3,906	1,310		7,713
Minority interests	51	75	365		491
Total equity	**2,548**	**3,981**	**1,675**		**8,204**
Total liabilities and equity	**38,506**	**48,521**	**21,192**	**(1,268)**	**106,951**
Due from external customers	5,307	2,175	51		7,533
Due from internal customers	1,025	77	30	(1,033)	99
Due from customers	**6,332**	**2,252**	**81**	**(1,033)**	**7,632**
Due to external customers	84	61	81		226
Due to internal customers	8		6	(8)	6
Due to customers	**92**	**61**	**87**	**(8)**	**232**

						31 December 2004
	Insurance Netherlands	*Insurance Belgium*	*Insurance International*	*Other Insurance*	*Eliminations*	*Total*
Assets						
Cash and cash equivalents	716	880	1,039	251	(9)	2,877
Assets held for trading	87	204				291
Due from banks	1,255	2,260	14			3,529
Due from customers	5,311	2,418	82		(81)	7,730
Investments:						
- Available for sale	*13,633*	*25,251*	*4,124*		*(2)*	*43,006*
- Held at fair value through profit or loss	*1,545*	*542*				*2,087*
- Investment property	*1,236*	*640*	*63*	-		*1,939*
- Associates and joint ventures	*204*	*27*	*140*	*748*		*1,119*
	16,618	26,460	4,327	748	(2)	48,151
Investments related to unit-linked contracts	6,897	7,049	2,990			16,936
Reinsurance and other receivables	1,857	604	626		(35)	3,052
Property, plant and equipment	173	977	28			1,178
Goodwill and other intangible assets	424	149	8			581
Accrued interest and other assets	1,433	1,447	302	(21)	(1)	3,160
Total assets	**34,771**	**42,448**	**9,416**	**978**	**(128)**	**87,485**
Liabilities						
Liabilities held for trading	16					16
Due to banks	768	3,319	148		(19)	4,216
Due to customers	376	87	25		(4)	484
Liabilities arising from insurance and investment contracts	19,733	26,330	4,623	(42)	(44)	50,600
Liabilities related to unit-linked contracts	6,986	7,048	2,999			17,033
Debt certificates	6					6
Subordinated liabilities	1,434	250	61		(30)	1,715
Other borrowings	566	72	116			754
Provisions	35	14	112	3		164
Current and deferred tax liabilities	565	991	43			1,599
Accrued interest and other liabilities	2,148	1,028	499	21	(31)	3,665
Total liabilities	**32,633**	**39,139**	**8,626**	**(18)**	**(128)**	**80,252**
Shareholders' equity	2,087	3,232	790	996		7,105
Minority interests	51	77				128
Total equity	**2,138**	**3,309**	**790**	**996**		**7,233**
Total liabilities and equity	**34,771**	**42,448**	**9,416**	**978**	**(128)**	**87,485**
Due from external customers	4,789	2,285	52			7,126
Due from internal customers	522	133	30		(81)	604
Due from customers	**5,311**	**2,418**	**82**		**(81)**	**7,730**
Due to external customers	376	83	25			484
Due to internal customers		4			(4)	
Due to customers	**376**	**87**	**25**		**(4)**	**484**

14.9 Income statement of insurance segments

	Insurance Netherlands		Insurance Belgium		Insurance International			2006
	Life	Non-life	Life	Non-Life	Life	Non-Life	Eliminations	Total Insurance
Income								
Interest income	1,224	147	1,326	141	222	120	(13)	3,167
Insurance premiums	3,437	1,944	4,353	1,253	1,357	1,739	(34)	14,049
Dividend and other investment income	259	31	450	64	8	6	(22)	796
Share in result of associates and joint ventures	28	3	2		60	19		112
Realised capital gains (losses) on investments	194	36	270	26	46	4		576
Other realised and unrealised gains and losses	5	(17)	(12)	3	1	3		(17)
Fee and commission income	31	91	108	6	117	125		478
Income related to investments for unit-linked contracts	998		564		387			1,949
Other income	109	38	92	53	13	240	(26)	519
Total income	**6,285**	**2,273**	**7,153**	**1,546**	**2,211**	**2,256**	**(95)**	**21,629**
Expenses								
Interest expense	(280)	(59)	(184)	(25)	(12)	(18)	13	(565)
Insurance claims and benefits	(3,524)	(1,191)	(5,100)	(798)	(1,259)	(1,469)	35	(13,306)
Charges related to unit-linked contracts	(1,286)		(532)		(556)			(2,374)
Change in impairments	(20)	(4)	(10)	(1)	1	(2)		(36)
Fee and commission expense	(193)	(384)	(287)	(247)	(66)	(253)		(1,430)
Depreciation and amortisation of tangible and intangible assets	(72)	(8)	(45)	(28)	(64)	(9)		(226)
Staff expenses	(146)	(154)	(206)	(134)	(47)	(124)		(811)
Other expenses	(251)	(176)	(259)	(145)	(90)	(156)	47	(1,030)
Total expenses	**(5,772)**	**(1,976)**	**(6,623)**	**(1,378)**	**(2,093)**	**(2,031)**	**95**	**(19,778)**
Profit before taxation	**513**	**297**	**530**	**168**	**118**	**225**		**1,851**
Income tax expense	(101)	(78)	(93)	(48)	(10)	(60)		(390)
Net profit for the period	**412**	**219**	**437**	**120**	**108**	**165**		**1,461**
Net profit attributable to minority interests	7		3	1	23	7		41
Net profit attributable to shareholders	**405**	**219**	**434**	**119**	**85**	**158**		**1,420**
Total income from external customers	6,136	2,241	6,971	1,519	2,199	2,227		21,293
Total income internal	149	32	182	27	12	29	(95)	336
Total income	**6,285**	**2,273**	**7,153**	**1,546**	**2,211**	**2,256**	**(95)**	**21,629**
Non-cash expenses (excl depreciation & amortisation)	(249)	(39)	(51)	(12)	(181)	(21)		(553)

2005

	Insurance Netherlands		Insurance Belgium		Insurance International		Eliminations	Total Insurance
	Life	*Non-life*	*Life*	*Non-Life*	*Life*	*Non-Life*		
Income								
Interest income	1,006	143	1,198	117	187	113	(61)	2,703
Insurance premiums	2,635	1,989	4,139	1,159	1,482	1,640	(64)	12,980
Dividend and other investment income	249	20	394	72	11	5	(15)	736
Share in result of associates and joint ventures	25	2	2		37	17		83
Realised capital gains (losses) on investments	256	72	119	9	29	8		493
Other realised and unrealised gains and losses	(8)	(2)	24		2			16
Fee and commission income	35	80	88	12	96	115	(11)	415
Income related to investments for unit-linked contracts	1,567		1,009		679			3,255
Other income	120	82	66	67	12	163	(29)	481
Total income	**5,885**	**2,386**	**7,039**	**1,436**	**2,535**	**2,061**	**(180)**	**21,162**
Expenses								
Interest expense	(381)	(16)	(125)	(11)	(16)	(17)	61	(505)
Insurance claims and benefits	(2,493)	(1,311)	(4,709)	(750)	(1,389)	(1,350)	58	(11,944)
Charges related to unit-linked contracts	(1,916)		(975)		(818)			(3,709)
Change in impairments	(18)	(5)	(29)	(1)	12	15		(26)
Fee and commission expense	(144)	(400)	(180)	(214)	(54)	(215)	11	(1,196)
Depreciation and amortisation of tangible and intangible assets	(76)	(9)	(50)	(30)	(69)	(6)		(240)
Staff expenses	(183)	(164)	(216)	(153)	(45)	(106)	(1)	(868)
Other expenses	(245)	(159)	(210)	(137)	(81)	(161)	51	(942)
Total expenses	**(5,456)**	**(2,064)**	**(6,494)**	**(1,296)**	**(2,460)**	**(1,840)**	**180**	**(19,430)**
Profit before taxation	**429**	**322**	**545**	**140**	**75**	**221**		**1,732**
Income tax expense	(122)	(92)	(147)	(43)	(9)	(60)		(473)
Net profit for the period	**307**	**230**	**398**	**97**	**66**	**161**		**1,259**
Net profit attributable to minority interests	3		6	1	14	10		34
Net profit attributable to shareholders	**304**	**230**	**392**	**96**	**52**	**151**		**1,225**
Total income from external customers	5,755	2,328	6,895	1,410	2,522	2,025		20,935
Total income internal	130	58	144	26	13	36	(180)	227
Total income	**5,885**	**2,386**	**7,039**	**1,436**	**2,535**	**2,061**	**(180)**	**21,162**
Non-cash expenses (excl depreciation & amortisation)	(18)	(52)	(37)	(23)		(19)		(149)

	Insurance Netherlands		Insurance Belgium		Insurance International		Other	Eliminations	2004 Total
	Life	Non-life	Life	Non-Life	Life	Non-Life	Insurance		Insurance
Income									
Interest income	997	145	1,056	113	87	97	35	(3)	2,527
Insurance premiums	2,542	2,036	3,669	1,093	398	1,417	532	(13)	11,674
Dividend and other investment income	226	23	360	70	6	7	(12)		680
Share in result of associates and joint ventures	6		2		44	12	92		156
Realised capital gains (losses) on investments	323	(22)	165	25	33	(2)	147		669
Other realised and unrealised gains and losses	(21)	10	33	4	(2)				24
Fee and commission income		86	95	10	15	68		(9)	265
Income related to investments for unit-linked contracts	461		562		118				1,141
Other income	(178)	171	74	61	12	131	74	(24)	321
Total income	**4,356**	**2,449**	**6,016**	**1,376**	**711**	**1,730**	**868**	**(49)**	**17,457**
Expenses									
Interest expense	(334)	(38)	(79)	(11)	(7)	(11)	(63)	4	(539)
Insurance claims and benefits	(2,499)	(1,544)	(4,193)	(718)	(331)	(1,210)	(408)	16	(10,887)
Charges related to unit-linked contracts	(338)		(525)		(229)				(1,092)
Change in impairments	(77)	(13)	(70)	(5)	(6)	(3)	2		(172)
Fee and commission expense	(158)	(405)	(188)	(201)	(30)	(195)		9	(1,168)
Depreciation and amortisation of tangible and intangible assets	(58)	(10)	(45)	(25)	(6)	(7)	(1)		(152)
Staff expenses	(124)	(140)	(206)	(131)	(31)	(82)	(43)		(757)
Other expenses	(320)	(137)	(207)	(123)	(40)	(89)	(143)	20	(1,039)
Total expenses	**(3,908)**	**(2,287)**	**(5,513)**	**(1,214)**	**(680)**	**(1,597)**	**(656)**	**49**	**(15,806)**
Profit before taxation	**448**	**162**	**503**	**162**	**31**	**133**	**212**		**1,651**
Income tax expense	(124)	(33)	(139)	(48)		(35)	10		(369)
Net profit for the period	**324**	**129**	**364**	**114**	**31**	**98**	**222**		**1,282**
Net profit attributable to minority interests	4		5	1					10
Net profit attributable to shareholders	**320**	**129**	**359**	**113**	**31**	**98**	**222**		**1,272**
Total income from external customers	4,263	2,445	5,903	1,355	704	1,711	769		17,150
Total income internal	93	4	113	21	7	19	99	(49)	307
Total income	**4,356**	**2,449**	**6,016**	**1,376**	**711**	**1,730**	**868**	**(49)**	**17,457**
Non-cash expenses (excl depreciation & amortisation)	(3)	(19)	(76)	(26)		(3)			(127)

14.10 Balance sheet of insurance: Life and Non-life

	Insurance Life	Insurance Non-Life	Eliminations	31 December 2006 Total
Assets				
Cash and cash equivalents	1,667	702	(129)	2,240
Assets held for trading	181	15		196
Due from banks	3,489	50		3,539
Due from customers	7,038	189	(66)	7,161
Investments:				
- Available for sale	*50,840*	*8,164*	*(3)*	*59,001*
- Held at fair value through profit or loss	*2,025*	*327*		*2,352*
- Investment property	*2,339*	*108*		*2,447*
- Associates and joint ventures	*445*	*104*		*549*
	55,649	8,703	(3)	64,349
Investments related to unit-linked contracts	28,865			28,865
Reinsurance and other receivables	1,187	2,280	(369)	3,098
Property, plant and equipment	1,111	258		1,369
Goodwill and other intangible assets	1,165	116		1,281
Accrued interest and other assets	2,317	568	(56)	2,829
Allocated assets	(44)	44		
Total assets	**102,625**	**12,925**	**(623)**	**114,927**
Liabilities				
Liabilities held for trading	23	5		28
Due to banks	6,120	414	(1)	6,533
Due to customers	72	122		194
Liabilities arising from insurance and investment contracts	53,618	8,184	(80)	61,722
Liabilities related to unit-linked contracts	29,156			29,156
Debt certificates	5			5
Subordinated liabilities	783	671	(35)	1,419
Other borrowings	1,142	278	(155)	1,265
Provisions	93	7		100
Current and deferred tax liabilities	747	208		955
Accrued interest and other liabilities	3,794	1,067	(352)	4,509
Total liabilities	**95,553**	**10,956**	**(623)**	**105,886**
Shareholders' equity	6,456	1,907		8,363
Minority interests	616	62		678
Total equity	**7,072**	**1,969**		**9,041**
Total liabilities and equity	**102,625**	**12,925**	**(623)**	**114,927**
Due from external customers	6,903	174		7,077
Due from internal customers	135	15	(66)	84
Due from customers	**7,038**	**189**	**(66)**	**7,161**
Due to external customers	23	123		146
Due to internal customers	49	(1)		48
Due to customers	**72**	**122**		**194**

				31 December 2005
	Insurance Life	*Insurance Non-Life*	*Eliminations*	*Total*
Assets				
Cash and cash equivalents	1,553	994	(126)	2,421
Assets held for trading	378	21		399
Due from banks	3,644	73		3,717
Due from customers	8,372	293	(1,033)	7,632
Investments:				
- Available for sale	*44,683*	*8,241*		*52,924*
- Held at fair value through profit or loss	*1,914*	*333*		*2,247*
- Investment property	*2,050*	*94*		*2,144*
- Associates and joint ventures	*392*	*83*	*1*	*476*
	49,039	8,751	1	57,791
Investments related to unit-linked contracts	25,915		(8)	25,907
Reinsurance and other receivables	1,496	1,798	(42)	3,252
Property, plant and equipment	892	287		1,179
Goodwill and other intangible assets	1,161	127		1,288
Accrued interest and other assets	2,813	612	(60)	3,365
Total assets	**95,263**	**12,956**	**(1,268)**	**106,951**
Liabilities				
Liabilities held for trading	24	5		29
Due to banks	4,099	699	(15)	4,783
Due to customers	104	136	(8)	232
Liabilities arising from insurance and investment contracts	50,341	7,870	(103)	58,108
Liabilities related to unit-linked contracts	26,151			26,151
Debt certificates	5			5
Subordinated liabilities	2,339	67	(814)	1,592
Other borrowings	1,346	190	(219)	1,317
Provisions	79	32		111
Current and deferred tax liabilities	1,555	450		2,005
Accrued interest and other liabilities	3,502	1,021	(109)	4,414
Total liabilities	**89,545**	**10,470**	**(1,268)**	**98,747**
Shareholders' equity	5,288	2,425		7,713
Minority interests	430	61		491
Total equity	**5,718**	**2,486**		**8,204**
Total liabilities and equity	**95,263**	**12,956**	**(1,268)**	**106,951**
Due from external customers	7,322	211		7,533
Due from internal customers	1,050	82	(1,033)	99
Due from customers	**8,372**	**293**	**(1,033)**	**7,632**
Due to external customers	93	133		226
Due to internal customers	11	3	(8)	6
Due to customers	**104**	**136**	**(8)**	**232**

	31 December 2004				
	Insurance Life	*Insurance Non-Life*	*Other Insurance*	*Eliminations*	*Total*
Assets					
Cash and cash equivalents	1,801	834	251	(9)	2,877
Assets held for trading	272	19			291
Due from banks	3,477	52			3,529
Due from customers	7,407	404		(81)	7,730
Investments:					
- Available for sale	*35,781*	*7,227*		*(2)*	*43,006*
- Held at fair value through profit or loss	*1,709*	*378*			*2,087*
- Investment property	*1,801*	*138*			*1,939*
- Associates and joint ventures	*299*	*72*	*748*		*1,119*
	39,590	7,815	748	(2)	48,151
Investments related to unit-linked contracts	16,936				16,936
Reinsurance and other receivables	1,200	1,887		(35)	3,052
Property, plant and equipment	889	289			1,178
Goodwill and other intangible assets	522	59			581
Accrued interest and other assets	2,718	464	(21)	(1)	3,160
Total assets	**74,812**	**11,823**	**978**	**(128)**	**87,485**
Liabilities					
Liabilities held for trading	16				16
Due to banks	4,015	220		(19)	4,216
Due to customers	376	112		(4)	484
Liabilities arising from insurance and investment contracts	43,327	7,359	(42)	(44)	50,600
Liabilities related to unit-linked contracts	17,033				17,033
Debt certificates	5	1			6
Subordinated liabilities	1,683	62		(30)	1,715
Other borrowings	484	270			754
Provisions	124	37	3		164
Current and deferred tax liabilities	1,328	271			1,599
Accrued interest and other liabilities	2,507	1,168	21	(31)	3,665
Total liabilities	**70,898**	**9,500**	**(18)**	**(128)**	**80,252**
Shareholders' equity	3,800	2,309	996		7,105
Minority interests	114	14			128
Total equity	**3,914**	**2,323**	**996**		**7,233**
Total liabilities and equity	**74,812**	**11,823**	**978**	**(128)**	**87,485**
Due from external customers	6,756	370			7,126
Due from internal customers	651	34		(81)	604
Due from customers	**7,407**	**404**		**(81)**	**7,730**
Due to external customers	376	108			484
Due to internal customers		4		(4)	
Due to customers	**376**	**112**		**(4)**	**484**

14.11 Income statement of insurance: Life and Non-life

				2006
	Life	*Non-life*	*Eliminations*	*Total*
Income				
Interest income	2,772	408	(13)	3,167
Insurance premiums	9,147	4,936	(34)	14,049
Dividend and other investment income	717	101	(22)	796
Share in result of associates and joint ventures	*90*	*22*		*112*
Realised capital gains (losses) on investments	510	66		576
Other realised and unrealised gains and losses	(6)	(11)		(17)
Fee and commission income	256	222		478
Income related to investments for unit-linked contracts	1,949			1,949
Other income	214	331	(26)	519
Total income	**15,649**	**6,075**	**(95)**	**21,629**
Expenses				
Interest expense	(476)	(102)	13	(565)
Insurance claims and benefits	(9,883)	(3,458)	35	(13,306)
Charges related to unit-linked contracts	(2,374)			(2,374)
Change in impairments	(29)	(7)		(36)
Fee and commission expense	(546)	(884)		(1,430)
Depreciation and amortisation of tangible and intangible assets	(181)	(45)		(226)
Staff expenses	(399)	(412)		(811)
Other expenses	(600)	(477)	47	(1,030)
Total expenses	**(14,488)**	**(5,385)**	**95**	**(19,778)**
Profit before taxation	**1,161**	**690**		**1,851**
Income tax expense	(204)	(186)		(390)
Net profit for the period	**957**	**504**		**1,461**
Net profit attributable to minority interests	33	8		41
Net profit attributable to shareholders	**924**	**496**		**1,420**
Total income from external customers	15,306	5,987		21,293
Total income internal	343	88	(95)	336
Total income	**15,649**	**6,075**	**(95)**	**21,629**
Non-cash expenses (excl depreciation & amortisation)	(481)	(72)		(553)

				2005
	Life	*Non-life*	*Eliminations*	*Total*
Income				
Interest income	2,391	373	(61)	2,703
Insurance premiums	8,256	4,788	(64)	12,980
Dividend and other investment income	654	97	(15)	736
Share in result of associates and joint ventures	64	19		83
Realised capital gains (losses) on investments	404	89		493
Other realised and unrealised gains and losses	18	(2)		16
Fee and commission income	219	207	(11)	415
Income related to investments for unit-linked contracts	3,255			3,255
Other income	198	312	(29)	481
Total income	**15,459**	**5,883**	**(180)**	**21,162**
Expenses				
Interest expense	(522)	(44)	61	(505)
Insurance claims and benefits	(8,591)	(3,411)	58	(11,944)
Charges related to unit-linked contracts	(3,709)			(3,709)
Change in impairments	(35)	9		(26)
Fee and commission expense	(378)	(829)	11	(1,196)
Depreciation and amortisation of tangible and intangible assets	(195)	(45)		(240)
Staff expenses	(444)	(423)	(1)	(868)
Other expenses	(536)	(457)	51	(942)
Total expenses	**(14,410)**	**(5,200)**	**180**	**(19,430)**
Profit before taxation	**1,049**	**683**		**1,732**
Income tax expense	(278)	(195)		(473)
Net profit for the period	**771**	**488**		**1,259**
Net profit attributable to minority interests	23	11		34
Net profit attributable to shareholders	**748**	**477**		**1,225**
Total income from external customers	15,172	5,763		20,935
Total income internal	287	120	(180)	227
Total income	**15,459**	**5,883**	**(180)**	**21,162**
Non-cash expenses (excl depreciation & amortisation)	(55)	(94)		(149)

					2004
	Life	*Non-life*	*Other Insurance*	*Eliminations*	*Total*
Income					
Interest income	2,140	355	35	(3)	2,527
Insurance premiums	6,609	4,546	532	(13)	11,674
Dividend and other investment income	592	100	(12)		680
Share in result of associates and joint ventures	52	12	92		156
Realised capital gains (losses) on investments	521	1	147		669
Other realised and unrealised gains and losses	10	14			24
Fee and commission income	110	164		(9)	265
Income related to investments for unit-linked contracts	1,141				1,141
Other income	(92)	363	74	(24)	321
Total income	**11,083**	**5,555**	**868**	**(49)**	**17,457**
Expenses					
Interest expense	(420)	(60)	(63)	4	(539)
Insurance claims and benefits	(7,023)	(3,472)	(408)	16	(10,887)
Charges related to unit-linked contracts	(1,092)				(1,092)
Change in impairments	(153)	(21)	2		(172)
Fee and commission expense	(376)	(801)		9	(1,168)
Depreciation and amortisation of tangible and intangible assets	(109)	(42)	(1)		(152)
Staff expenses	(361)	(353)	(43)		(757)
Other expenses	(567)	(349)	(143)	20	(1,039)
Total expenses	**(10,101)**	**(5,098)**	**(656)**	**49**	**(15,806)**
Profit before taxation	**982**	**457**	**212**		**1,651**
Income tax expense	(263)	(116)	10		(369)
Net profit for the period	**719**	**341**	**222**		**1,282**
Net profit attributable to minority interests	9	1			10
Net profit attributable to shareholders	**710**	**340**	**222**		**1,272**
Total income from external customers	10,870	5,511	769		17,150
Total income internal	213	44	99	(49)	307
Total income	**11,083**	**5,555**	**868**	**(49)**	**17,457**
Non-cash expenses (excl depreciation & amortisation)	(79)	(48)			(127)

14.12 Geographic segmentation

Fortis's activities are managed on a worldwide basis. The table below shows key figures based on the location of the Fortis company that has entered into the transaction.

	Net Profit	*Total revenues*	*Number of employees*	*Total assets*
31 December 2006				
Benelux	3,451	81,199	38,169	637,068
Other European countries	646	7,323	16,481	81,341
North America	135	4,424	1,016	43,481
Asia	102	3,589	1,177	12,211
Other countries	17	67	43	1,128
Total	**4,351**	**96,602**	**56,886**	**775,229**
31 December 2005				
Benelux	3,326	78,921	37,814	612,254
Other European countries	495	6,193	14,736	55,520
North America	82	2,787	780	48,184
Asia	31	2,448	872	12,215
Other countries	7	70	43	821
Total	**3,941**	**90,419**	**54,245**	**728,994**
31 December 2004				
Benelux	1,753	65,155	39,244	535,777
Other European countries	286	3,498	8,123	33,128
North America	202	2,168	653	36,204
Asia	104	1,018	795	8,009
Other countries	8	88	44	967
Total	**2,353**	**71,927**	**48,859**	**614,085**

Notes to the balance sheet

15 Cash and cash equivalents

Cash includes cash on hand, available balances with central banks and other financial instruments with a term of less than three months from the date on which they were acquired. At 31 December the composition of Cash and cash equivalents was as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Cash on hand	586	4		590
Balances with central banks readily convertible in cash other than mandatory reserve deposits	322			322
Due from banks	14,224	1,843	(1,299)	14,768
Due from customers, current accounts	3,932		(983)	2,949
Other	1,728	393	(336)	1,785
Total	**20,792**	**2,240**	**(2,618)**	**20,414**
Less: impairments incurred but not reported (IBNR)	(1)			(1)
Total cash and cash equivalents	**20,791**	**2,240**	**(2,618)**	**20,413**
31 December 2005				
Cash on hand	544	87		631
Balances with central banks readily convertible in cash other than mandatory reserve deposits	1,360			1,360
Due from banks	15,404	2,304	(1,707)	16,001
Due from customers, current accounts	5,540		(3,655)	1,885
Other	2,746	30	(831)	1,945
Total cash and cash equivalents	**25,594**	**2,421**	**(6,193)**	**21,822**
31 December 2004				
Cash on hand	570	543		1,113
Balances with central banks readily convertible in cash other than mandatory reserve deposits	1,484			1,484
Due from banks	20,487	1,850	(1,730)	20,607
Other	2,293	484	(961)	1,816
Total cash and cash equivalents	**24,834**	**2,877**	**(2,691)**	**25,020**

The average book value of Cash and cash equivalents for 2006 amounted to EUR 23,115 million (2005: EUR 26,784 million; 2004: EUR 30,372 million). The average yield in 2006 was 2.9% (2005: 1.9%; 2004: 2.3%).

16 Assets and liabilities held for trading

16.1 Assets held for trading

The following table provides a specification of the Assets held for trading at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Securities held for trading:				
Treasury bills and other eligible bills	2,533			2,533
Debt securities:				
- Government bonds	7,354			7,354
- Corporate debt securities	7,631		(254)	7,377
- Mortgage-backed securities	2,254			2,254
- Other asset-backed securities	2,681			2,681
Equity securities	26,533		(160)	26,373
Total trading securities	**48,986**		**(414)**	**48,572**
Derivatives held for trading				
Over the counter (OTC)	21,028	184	(202)	21,010
Exchange traded	523	12		535
Total trading derivatives	**21,551**	**196**	**(202)**	**21,545**
Other assets held for trading	98			98
Total assets held for trading	**70,635**	**196**	**(616)**	**70,215**
31 December 2005				
Securities held for trading:				
Treasury bills and other eligible bills	934			934
Debt securities:				
- Government bonds	7,371	45		7,416
- Corporate debt securities	8,828	46	(170)	8,704
- Mortgage-backed securities	2,673			2,673
- Other asset-backed securities	1,177			1,177
Equity securities	17,951	159	(123)	17,987
Total trading securities	**38,934**	**250**	**(293)**	**38,891**
Derivatives held for trading				
Over the counter (OTC)	23,715	109	(192)	23,632
Exchange traded	156	40	(39)	157
Total trading derivatives	**23,871**	**149**	**(231)**	**23,789**
Other assets held for trading	25			25
Total assets held for trading	**62,830**	**399**	**(524)**	**62,705**
31 December 2004				
Securities held for trading:				
Treasury bills and other eligible bills	4,503			4,503
Debt securities:				
- Government bonds	7,494	45		7,539
- Corporate debt securities	6,668	49		6,717
- Mortgage-backed securities	2,228			2,228
- Other asset-backed securities	1,200			1,200
Equity securities	15,836	80	(122)	15,794
Total trading securities	**37,929**	**174**	**(122)**	**37,981**
Derivatives held for trading				
Over the counter (OTC)	22,077	91	(179)	21,989
Exchange traded	303	26	1	330
Total trading derivatives	**22,380**	**117**	**(178)**	**22,319**
Other assets held for trading	20			20
Total assets held for trading	**60,329**	**291**	**(300)**	**60,320**

In 2006, EUR 75 million assets (2005: EUR 5 million; 2004: EUR 5 million) were pledged as collateral related to liabilities. Details of the derivative financial instruments are shown in note 34.

16.2 Liabilities held for trading

The table below shows the composition of Liabilities held for trading at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Short security sales	39,922			39,922
Derivative financial instruments:				
Over the counter (OTC)	24,015	28	22	24,065
Exchange traded	320		1	321
Total derivatives held for trading	24,335	28	23	24,386
Other liabilities held for trading				
Total liabilities held for trading	**64,257**	**28**	**23**	**64,308**
31 December 2005				
Short security sales	25,453		(1)	25,452
Derivative financial instruments:				
Over the counter (OTC)	24,870	28	(221)	24,677
Exchange traded	125	1		126
Total derivatives held for trading	24,995	29	(221)	24,803
Other liabilities held for trading	307			307
Total liabilities held for trading	**50,755**	**29**	**(222)**	**50,562**
31 December 2004				
Short security sales	24,098			24,098
Derivative financial instruments:				
Over the counter (OTC)	27,084	15	(201)	26,898
Exchange traded	171	1		172
Total derivatives held for trading	27,255	16	(201)	27,070
Other liabilities held for trading	315			315
Total liabilities held for trading	**51,668**	**16**	**(201)**	**51,483**

16.3 Valuation techniques

The following table provides a specification of the methods used in determining the fair values of trading securities at 31 December.

	2006	*2005*	*2004*
Trading securities (assets):			
Fair values of trading securities supported by observable market data	46,309	37,515	33,844
Fair values of trading securities obtained through a valuation technique	2,263	1,376	4,137
Total	**48,572**	**38,891**	**37,981**
Short security sales (liabilities):			
Fair value supported by observable market data	39,921	25,451	24,047
Fair value obtained through a valuation technique	1	1	51
Total	**39,922**	**25,452**	**24,098**

For details on the calculation of fair values see note 35.

17 Due from banks

Due from banks consisted of the following at 31 December:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Interest-bearing deposits	4,964	292	(202)	5,054
Loans and advances	5,613	846	(229)	6,230
Reverse repurchase agreements	49,592			49,592
Securities lending transactions	24,425	2,247	(2,247)	24,425
Mandatory reserve deposits with central banks	4,603			4,603
Held at fair value through profit or loss	101			101
Other	139	154	(143)	150
Fair value adjustments from hedge accounting	1			1
Total	**89,438**	**3,539**	**(2,821)**	**90,156**
Less impairments:				
- specific credit risk	(17)			(17)
- incurred but not reported (IBNR)	(8)			(8)
Due from banks	**89,413**	**3,539**	**(2,821)**	**90,131**
31 December 2005				
Interest-bearing deposits	4,159	356	(125)	4,390
Loans and advances	2,283	951	(246)	2,988
Reverse repurchase agreements	55,831			55,831
Securities lending transactions	13,785	2,262	(2,262)	13,785
Mandatory reserve deposits with central banks	2,179			2,179
Held at fair value through profit or loss	1,478			1,478
Other	371	148	(136)	383
Total	**80,086**	**3,717**	**(2,769)**	**81,034**
Less impairments:				
- specific credit risk	(18)			(18)
- incurred but not reported (IBNR)	(14)			(14)
Due from banks	**80,054**	**3,717**	**(2,769)**	**81,002**
31 December 2004				
Interest-bearing deposits	5,812	14	(10)	5,816
Loans and advances	2,063	1,126		3,189
Reverse repurchase agreements	42,497			42,497
Securities lending transactions	9,724	2,249	(2,249)	9,724
Mandatory reserve deposits with central banks	2,004			2,004
Held at fair value through profit or loss	121			121
Other	880	140	(129)	891
Total	**63,101**	**3,529**	**(2,388)**	**64,242**
Less impairments:				
- specific credit risk	(16)			(16)
- incurred but not reported (IBNR)	(29)			(29)
Due from banks	**63,056**	**3,529**	**(2,388)**	**64,197**

The average carrying amount of Due from banks in 2006 was EUR 85,111 million (2005: EUR 92,438 million; 2004: EUR 71,891 million). The average yield in 2006 was 4.0% (2005: 3.6%; 2004: 4.1%).

In accordance with monetary policy, the various banking businesses are required to place amounts on deposit with the central banks in the countries where Fortis operates. Together with the amount that is reported under Cash and cash equivalents, the total balance held with central banks came to EUR 4,925 million at year end 2006 (2005: EUR 3,539 million, 2004: EUR 3,488 million). The average outstanding balance with central banks (Cash and cash equivalents + Due from banks) during 2006 amounted to EUR 5,001 million (2005: EUR 4,764 million; 2004: EUR 4,956 million).

In the Merchant Banking segment, Fortis has designated some financial assets which are part of Due from banks, at fair value through profit or loss. Under the Merchant Banking investment strategies, financial assets and financial liabilities, including derivatives, are brought together in specific portfolios. The performance and risks of these portfolios are measured, reported and managed on a fair value basis.

There is no significant difference between the carrying amounts of the Assets held at fair value through profit or loss and the exposure to credit risk of these assets.

Impairments on Due from banks

Changes in the impairments on Due from banks are as follows:

	2006		*2005*	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance at 1 January	**18**	**14**	**16**	**29**
Increase in impairments	4	4	1	9
Release of impairments	(1)	(10)	(2)	(11)
Write-offs of uncollectible loans			1	
Foreign exchange differences and other adjustments	(4)		2	(13)
Balance at 31 December	**17**	**8**	**18**	**14**

Note 7 describes in greater detail the impairments for specific credit risk and incurred but not reported (IBNR).

18 Due from customers

Due from customers at 31 December was as follows:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Government and official institutions	5,313	463		5,776
Residential mortgage	89,322	4,228		93,550
Consumer loans	10,226	172		10,398
Commercial loans	110,650	1,760	(931)	111,479
Reverse repurchase agreements	37,649		(1,852)	35,797
Securities lending transactions	22,091		(3,736)	18,355
Policyholder loans		116		116
Finance lease receivables	10,000	70		10,070
Factoring	1,532			1,532
Other loans	548	421	(60)	909
Loans available for sale	28			28
Held at fair value through profit or loss	1,358			1,358
Fair value adjustment from hedge accounting	(639)			(639)
Total	**288,078**	**7,230**	**(6,579)**	**288,729**
Less impairments:				
- specific credit risk	(1,876)	(69)		(1,945)
- incurred but not reported (IBNR)	(325)			(325)
Due from customers	**285,877**	**7,161**	**(6,579)**	**286,459**
31 December 2005				
Government and official institutions	7,781	573	1	8,355
Residential mortgage	80,098	4,463		84,561
Consumer loans	9,431	387		9,818
Commercial loans	93,646	1,662	(1,042)	94,266
Reverse repurchase agreements	61,074		(1,417)	59,657
Securities lending transactions	17,307	1	(2,200)	15,108
Policyholder loans		119		119
Finance lease receivables	7,825	71		7,896
Factoring	1,181			1,181
Other loans	530	441	(77)	894
Loans available for sale	56			56
Held at fair value through profit or loss	1,139			1,139
Fair value adjustment from hedge accounting	165			165
Total	**280,233**	**7,717**	**(4,735)**	**283,215**
Less impairments:				
- specific credit risk	(2,064)	(85)		(2,149)
- incurred but not reported (IBNR)	(307)			(307)
Due from customers	**277,862**	**7,632**	**(4,735)**	**280,759**
31 December 2004				
Government and official institutions	5,975	678	1	6,654
Residential mortgage	72,407	4,472		76,879
Consumer loans	8,815	228		9,043
Commercial loans	77,566	1,765	(2,109)	77,222
Reverse repurchase agreements	36,935		(1,007)	35,928
Securities lending transactions	18,191		(2,200)	15,991
Policyholder loans		122		122
Finance lease receivables	6,342	71		6,413
Factoring	938			938
Other loans	414	465	(88)	791
Held at fair value through profit or loss	544			544
Total	**228,127**	**7,801**	**(5,403)**	**230,525**
Less impairments:				
- specific credit risk	(2,327)	(71)		(2,398)
- incurred but not reported (IBNR)	(293)			(293)
Due from customers	**225,507**	**7,730**	**(5,403)**	**227,834**

In 2006 the average amount of Due from customers was EUR 292,009 million (2005: EUR 245,392 million; 2004: EUR 215,052 million). The average yield in 2006 was 5.4% (2005: 5.5%; 2004: 4.6%).

Loans designated as available for sale are those loans purchased in the secondary markets that will subsequently be securitised and sold.

In the Merchant Banking segment, Fortis has designated some financial assets part of Due from customers at fair value through profit or loss. Selected inflation rate-linked credit contracts with governmental counterparties are designated at fair value through profit or loss, reducing a potential accounting mismatch between the measurement of the interest rate swaps and other derivatives involved and the credits previously measured at amortised cost.

Some other structured loans and contracts, including derivatives, are also designated as Held at fair value through profit or loss, reducing a potential accounting mismatch. The amortised cost of Assets held at fair value through profit or loss at 31 December 2006 was EUR 1,328 million (2005: EUR 1,057 million; 2004: EUR 507 million).

Furthermore, Fortis hedges interest rate exposure of fixed-rate mortgages on a portfolio basis (macro hedging), using interest rate swaps.

As a result of the hedge, the volatility of changes in the hedged item's net present value (NPV) of future cash flows, due to changes in the appropriate benchmark interest rate curve, will be reduced by offsetting changes in the fair value of the hedging derivative financial instrument.

Hedged mortgages are prepayable fixed-rate mortgages with the following features:

- denominated in local currency (euro)
- fixed term to maturity or repricing
- prepayable amortising or fixed principal amounts
- fixed interest payment dates
- no interest rate options
- accounted for on an amortised cost basis.

Mortgages with these features form a portfolio from which the hedged item is designated (fair value hedge accounting for a portfolio hedge of interest rate risk or 'macro hedge'). More than one group (or portfolio) of mortgages can be identified as the hedged item within the fixed rate mortgage portfolio. Mortgages included in a portfolio hedge of interest rate risk need to share the risk characteristics being hedged.

When notional swap cash flows exceed 95% of expected mortgage cash flows in any given month, the expected monthly mortgage cash flows on either side of the swap cash flow are designated as hedged items until all notional swap cash flows are matched. Mortgage cash flows are allocated to monthly time buckets based on expected repricing dates. Fortis estimates repricing dates using a prepayment rate applied to the contractual cash flows and repricing dates of the mortgage portfolio.

The hedging instruments are plain vanilla interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

Changes in the fair value of mortgages which are attributable to the hedged interest rate risk are recorded under Fair value adjustment from hedge accounting in order to adjust the carrying amount of the loan. The difference between the fair value and the carrying value of the hedged mortgages at designation of the hedging is amortised over the remaining life of the hedged item and is also reported in Fair value adjustment from hedge accounting.

Financial lease receivables

Receivables related to financial lease agreements at 31 December comprised of:

	Minimum lease payments			*Present value of the minimum lease payments receivable*		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
Gross investment in finance leases:						
Not later than 3 months	1,954	1,380	507	1,836	1,297	447
Later than 3 months and not later than 1 year	2,728	1,769	1,335	2,462	1,559	1,185
Later than 1 year and not later than 5 years	5,528	4,253	2,917	4,791	3,642	2,460
Later than 5 years	1,531	1,723	2,614	981	1,398	2,321
Total	**11,741**	**9,125**	**7,373**	**10,070**	**7,896**	**6,413**
Unearned finance income	1,671	1,229	960			

Proceeds from financial lease agreements recorded in the income statement in 2006 amounted to EUR 515 million (2005: EUR 403 million; 2004: EUR 323 million).

Impairments on Due from customers

The following table shows the changes in impairments on Due from customers.

	2006		*2005*	
	Specific credit risk	*IBNR*	*Specific credit risk*	*IBNR*
Balance at 1 January	**2,149**	**307**	**2,398**	**293**
Acquisitions/divestments of subsidiaries	23	6	46	22
Increase in impairments	712	90	891	61
Release of impairments	(551)	(73)	(694)	(87)
Write-offs of uncollectible loans	(333)		(496)	(7)
Foreign exchange differences and other adjustments	(55)	(5)	4	25
Balance at 31 December	**1,945**	**325**	**2,149**	**307**

The impairments for specific credit risk and incurred but not reported (IBNR) are described in more detail in note 7.

The fair value of real estate related to defaulted mortgages that has been acquired through foreclosure for which the intent is to sell in 2007 was EUR 31 million at 31 December 2006 (2005: EUR 32 million; 2004: EUR 27 million).

The impairment on financial lease receivables included in the amounts above was EUR 23 million at 31 December 2006 (2005: EUR 9 million; 2004: EUR 18 million).

19 Investments

The composition of Investments at 31 December is as follows:

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Investments				
- Held to maturity	4,505			4,505
- Available for sale	127,895	59,248	(391)	186,752
- Held at fair value through profit or loss	3,535	2,352	713	6,600
- Investment property	605	2,504		3,109
- Associates and joint ventures	1,319	549	(14)	1,854
Total, gross	**137,859**	**64,653**	**308**	**202,820**
Impairments:				
- on investments available for sale	(77)	(247)		(324)
- on investment property	(5)	(57)		(62)
Total impairments	**(82)**	**(304)**		**(386)**
Total	**137,777**	**64,349**	**308**	**202,434**
31 December 2005				
Investments				
- Held to maturity	4,670			4,670
- Available for sale	126,815	53,241	(602)	179,454
- Held at fair value through profit or loss	2,290	2,247	590	5,127
- Investment property	405	2,207		2,612
- Associates and joint ventures	1,254	476	(24)	1,706
Total, gross	**135,434**	**58,171**	**(36)**	**193,569**
Impairments:				
- on investments available for sale	(117)	(317)		(434)
- on investment property	(3)	(63)		(66)
Total impairments	**(120)**	**(380)**		**(500)**
Total	**135,314**	**57,791**	**(36)**	**193,069**
31 December 2004				
Investments				
- Held to maturity	4,721			4,721
- Available for sale	110,956	43,460	(318)	154,098
- Held at fair value through profit or loss	1,510	2,087	(206)	3,391
- Investment property	369	1,991		2,360
- Associates and joint ventures	1,090	1,119		2,209
Total, gross	**118,646**	**48,657**	**(524)**	**166,779**
Impairments:				
- on investments available for sale	(102)	(453)		(555)
- on investment property	(3)	(53)		(56)
Total impairments	**(105)**	**(506)**		**(611)**
Total	**118,541**	**48,151**	**(524)**	**166,168**

19.1 Investments held to maturity

The amortised cost and estimated fair value of Fortis's Investments held to maturity at 31 December are as follows:

	2006		2005		2004	
	Carrying amount	*Fair value*	*Carrying amount*	*Fair value*	*Carrying amount*	*Fair value*
Government bonds	4,211	4,340	4,283	4,434	4,333	4,548
Corporate debt securities	294	302	387	407	388	408
Total investments held to maturity	**4,505**	**4,642**	**4,670**	**4,841**	**4,721**	**4,956**

Investments held to maturity are only held by the banking segments. There were no impairments on Held to maturity investments at 31 December 2006, 2005 and 2004.

19.2 Investments available for sale

The fair value and amortised cost of Available for sale investments including gross unrealised gains and gross unrealised losses are as follows at 31 December:

	Historical/ amortised cost	*Gross unrealised gains*	*Gross unrealised losses*	*Fair value adjustments from hedge accounting*	*Impairments*	*Fair values*
31 December 2006						
Treasury bills and other eligible bills	895					895
Government bonds	91,063	1,158	(262)	(281)	(4)	91,674
Corporate debt securities	43,913	479	(286)	(19)	(1)	44,086
Mortgage-backed securities	10,457	28	(3)	(6)		10,476
Other asset-backed securities	25,021	82	(14)	(5)	(7)	25,077
Private equities and venture capital	225	119	(9)		(20)	315
Equity securities	9,645	3,324	(37)	(5)	(266)	12,661
Other investments	1,056	214			(26)	1,244
Total	**182,275**	**5,404**	**(611)**	**(316)**	**(324)**	**186,428**

	Historical/ amortised cost	Gross unrealised gains	Gross unrealised losses	Fair value adjustments from hedge accounting	Impairments	Fair values
31 December 2005						
Treasury bills and other eligible bills	504	1	(1)			504
Government bonds	91,210	3,827	(122)	(75)	(5)	94,835
Corporate debt securities	39,037	1,275	(154)	29	(5)	40,182
Mortgage-backed securities	13,479	46	(7)		(8)	13,510
Other asset-backed securities	17,602	111	(33)	(5)	(17)	17,658
Private equities and venture capital	336	75	(9)		(17)	385
Equity securities	8,342	2,255	(199)	37	(334)	10,101
Other investments	1,589	307	(3)		(48)	1,845
Total	**172,099**	**7,897**	**(528)**	**(14)**	**(434)**	**179,020**
31 December 2004						
Treasury bills and other eligible bills	586	1	(1)			586
Government bonds	80,368	4,152	(435)	40	(4)	84,121
Corporate debt securities	32,133	1,784	(688)	43	(15)	33,257
Mortgage-backed securities	8,975	53	(14)		(3)	9,011
Other asset-backed securities	17,578	88	(106)		(19)	17,541
Private equities and venture capital	360	127	(78)		(19)	390
Equity securities	7,368	2,079	(1,382)	4	(483)	7,586
Other investments	968	98	(3)		(12)	1,051
Total	**148,336**	**8,382**	**(2,707)**	**87**	**(555)**	**153,543**

Government bonds detailed by country of origin

The government bonds detailed by country of origin are as follows at 31 December:

	Historical/ amortised cost	Gross unrealised gains (losses)	Fair value adjustments from hedge accounting	Impairments	Fair value
31 December 2006					
Belgian national government	17,064	527	(125)		17,466
Dutch national government	6,017	65	(9)		6,073
German national government	11,851	(52)	(28)		11,771
Italian national government	22,090	198	(98)		22,190
French national government	9,076	(16)	(5)		9,055
Great Britain national government	1,178	10			1,188
Greek national government	7,667	55	(15)		7,707
Spanish national government	4,500	35			4,535
Portugese national government	4,084	17	(4)		4,097
Austrian national government	2,411	19			2,430
Finish national government	1,178	10			1,188
Other national governments	3,947	28	3	(4)	3,974
Total	**91,063**	**896**	**(281)**	**(4)**	**91,674**
31 December 2005					
Belgian national government	17,755	1,234	20		19,009
Dutch national government	7,530	279	(11)		7,798
German national government	11,093	205	(22)		11,276
Italian national government	22,393	729	(31)		23,091
French national government	7,930	224	(13)		8,141
Great Britain national government	1,250	59			1,309
Greek national government	7,789	333	(13)		8,109
Spanish national government	4,146	197	9		4,352
Portugese national government	3,942	153	(1)		4,094
Austrian national government	2,226	98			2,324
Finish national government	1,250	59			1,309
Other national governments	3,906	135	(13)	(5)	4,023
Total	**91,210**	**3,705**	**(75)**	**(5)**	**94,835**
31 December 2004					
Belgian national government	18,148	1,310	1		19,459
Dutch national government	9,141	455			9,596
German national government	5,606	170	1		5,777
Italian national government	22,621	638	1		23,260
French national government	4,862	180			5,042
Great Britain national government	1,298	52			1,350
Greek national government	5,955	277	1		6,233
Spanish national government	3,373	230	26		3,629
Portugese national government	3,319	183			3,502
Austrian national government	2,260	88			2,348
Finish national government	1,298	52			1,350
Other national governments	2,487	82	10	(4)	2,575
Total	**80,368**	**3,717**	**40**	**(4)**	**84,121**

Net unrealised gains and losses on Available for sale investments included in equity

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Available for sale investments in equity securities and other investments:				
Carrying amount	3,403	10,789	28	14,220
Gross unrealised gains and losses	821	2,687	104	3,612
- Related tax	(100)	(210)	1	(309)
Shadow accounting		(234)	112	(122)
- Related tax		69	(38)	31
Net unrealised gains and losses	**721**	**2,312**	**179**	**3,212**
Available for sale investments in debt securities:				
Carrying amount	124,415	48,212	(419)	172,208
Gross unrealised gains and losses	240	965	(22)	1,183
- Related tax	(64)	(300)	1	(363)
Shadow accounting		(242)	43	(199)
- Related tax		63	(15)	48
Net unrealised gains and losses	**176**	**486**	**7**	**669**
31 December 2005				
Available for sale investments in equity securities and other investments:				
Carrying amount	3,277	9,082	(28)	12,331
Gross unrealised gains and losses	557	1,784	84	2,425
- Related tax	(159)	(210)		(369)
Shadow accounting		(118)	65	(53)
- Related tax		18		18
Net unrealised gains and losses	**398**	**1,474**	**149**	**2,021**
Available for sale investments in debt securities:				
Carrying amount	123,421	43,842	(574)	166,689
Gross unrealised gains and losses	2,060	2,905	(22)	4,943
- Related tax	(618)	(824)		(1,442)
Shadow accounting		(1,018)	123	(895)
- Related tax		274	(36)	238
Net unrealised gains and losses	**1,442**	**1,337**	**65**	**2,844**

Available for sale investments in equity securities include private equities, venture capital and all other investments, excluding debt securities.

Impairments on Investments available for sale

The following table shows the breakdown of impairments on Investments available for sale.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Impairments on available for sale investments:				
- in equity securities and other investments	(66)	(246)		(312)
- in debt securities	(11)	(1)		(12)
Total impairments on available for sale investments	**(77)**	**(247)**		**(324)**
31 December 2005				
Impairments on available for sale investments:				
- in equity securities and other investments	(95)	(304)		(399)
- in debt securities	(22)	(13)		(35)
Total impairments on available for sale investments	**(117)**	**(317)**		**(434)**
31 December 2004				
Impairments on available for sale investments:				
- in equity securities and other investments	(72)	(442)		(514)
- in debt securities	(30)	(11)		(41)
Total impairments on available for sale investments	**(102)**	**(453)**		**(555)**

The change in impairments on available for sale investments are as follows:

	2006	*2005*
Balance at 1 January	**434**	**555**
Increase in impairments	16	53
Release of impairments	(5)	(7)
Reversal on sale/disposal	(112)	(174)
Foreign exchange differences and other adjustments	(9)	7
Balance at 31 December	**324**	**434**

In the Merchant Banking segment, Fortis has deployed investment strategies on which (micro) fair value hedge accounting is applied. The general objective of these strategies is to take a medium or long-term investment position on the credit spread between a bond and the swap curve over a certain period. The interest swap associated with the bond is designated to hedge the underlying bond against adverse changes in the interest rate. The hedged risk is interest-rate risk. Credit risk is currently not being hedged. The principal hedged items concern government bonds, corporate debt securities and asset-backed securities.

Changes in the fair value of the investments attributable to the hedged interest rate risk are presented as Fair value adjustments from hedge accounting. Furthermore, Fortis hedges interest rate risk of fixed rate bonds on a portfolio basis (macro hedging) using primarily interest rate swaps as hedging instruments.

The hedged bonds are bond assets with the following features:

- denominated in local currency (euro)
- fixed term to maturity
- fixed principal amounts
- fixed interest payment dates
- no interest rate options or embedded derivatives
- accounted for on an amortised cost basis.

Bonds with these features form the portfolio of bond assets from which the hedged item will be designated. Bond assets included in a portfolio hedged for interest rate risk need to share the risk being hedged. Bond cash flows are allocated to monthly time buckets based on contractual maturity dates.

The hedging instruments are plain vanilla interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

Changes in the fair value of the bonds which are attributable to the hedged interest rate risk are presented as Fair value adjustments from hedge accounting. The difference between the fair value and the carrying value of the hedged bonds at designation of the hedging is amortised over the remaining life of the hedged item and is reported in Fair value adjustment from hedge accounting.

Fortis hedges the foreign currency risk on selected equity securities portfolios. For these hedging relationships Fortis has designated non-derivative financial liabilities as hedging instruments.

If the deposit or current account qualifies as a hedging instrument, the foreign exchange difference of the hedging instrument and the foreign exchange component of the fair value change of the hedged instrument are reported directly in the income statement. Investments available for sale includes the foreign exchange related fair value adjustment on the hedged equity securities, reported in Fair value adjustments from hedge accounting.

19.3 Investments held at fair value through profit or loss

The following table provides information at 31 December about the Investments that are held at fair value and for which unrealised gains or losses are recorded through profit or loss.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Government bonds		12		12
Corporate debt securities	62	118		180
Mortgage-backed securities	136			136
Other asset-backed securities	2,309	2,214	(251)	4,272
Private equities and venture capital	812			812
Equity securities	128	6	964	1,098
Other investments	88	2		90
Total investments held at fair value through profit or loss	**3,535**	**2,352**	**713**	**6,600**
31 December 2005				
Government bonds		45		45
Corporate debt securities	16	282		298
Mortgage-backed securities	71			71
Other asset-backed securities	1,521	1,920	(255)	3,186
Private equities and venture capital	498			498
Equity securities	97		845	942
Other investments	87			87
Total investments held at fair value through profit or loss	**2,290**	**2,247**	**590**	**5,127**
31 December 2004				
Government bonds		47		47
Corporate debt securities	20	268	(31)	257
Mortgage-backed securities	989			989
Other asset-backed securities	21	1,772	(175)	1,618
Private equities and venture capital	349			349
Equity securities	46			46
Other investments	85			85
Total investments held at fair value through profit or loss	**1,510**	**2,087**	**(206)**	**3,391**

In the Merchant Banking segment, some investments made by private equity entities of Fortis are measured at fair value through profit or loss, reflecting the business of investing in financial assets to profit from their total return in the form of interest or dividend and changes in fair value. Some other investments with embedded derivatives are also designated at fair value through profit or loss, reducing a potential accounting mismatch.

Other financial assets that are part of the investment portfolio measured at fair value through profit or loss include investments related to insurance liabilities where cash flows are contractually or on the basis of discretionary participation features linked to the performance of these assets and whose measurement incorporates current information. This measurement significantly reduces an accounting mismatch that would otherwise arise from measuring assets and liabilities and the related gains and losses on different bases.

Fortis's remaining investment of 15% in Assurant, Inc. is measured at fair value through profit or loss, avoiding a potential accounting mismatch with the measurement of the liability related to the mandatory exchangeable bonds for the remaining shares in Assurant, Inc.

The amortised cost of the Debt securities held at fair value through profit or loss at 31 December 2006 is EUR 4,656 million (2005: EUR 3,675 million; 2004: EUR 2,905 million) and the carrying value is EUR 4,600 million (2005: EUR 3,600 million; 2004: EUR 2,911 million).

19.4 Investment property

Investment property mainly comprises residential, commercial and mixed use real estate, located primarily in the Benelux countries. The following table shows the changes in Investment property for the year ended 31 December.

	2006	*2005*
Acquisition cost at 1 January	**3,456**	**3,176**
Acquisitions/divestments of subsidiaries	15	79
Additions/purchases	1,090	385
Capital improvements	4	2
Disposals	(516)	(142)
Transfer from (to) property, plant and equipment	(77)	(50)
Foreign exchange differences	(3)	4
Other	3	2
Acquisition cost at 31 December	**3,972**	**3,456**
Accumulated depreciation at 1 January	**(844)**	**(816)**
Depreciation expense	(82)	(95)
Reversal of depreciations due to disposals	47	33
Transfers from (to) property, plant and equipment		33
Foreign exchange differences	1	(1)
Other	14	2
Accumulated depreciation at 31 December	**(864)**	**(844)**
Impairments at 1 January	**(66)**	**(56)**
Increase in impairments charged to income statement	(10)	(12)
Reversal of impairments credited to income statement	2	2
Reversal of impairments due to disposals	13	
Impairments at 31 December	**(61)**	**(66)**
Net investment property at 31 December	**3,047**	**2,546**
Cost of investment property under construction	196	42

The fair value of Investment property in banking and insurance at 31 December is set out below.

	Banking	*Insurance*	*Total*
31 December 2006			
Fair values supported by market evidence	237	661	898
Fair values subject to an independent valuation	467	3,374	3,841
Total fair value of investment property	**704**	**4,035**	**4,739**
Total carrying amount	600	2,447	3,047
Gross unrealised gain/loss	104	1,588	1,692
Taxation	(33)	(420)	(453)
Net unrealised gain/loss (not recognised in equity)	**71**	**1,168**	**1,239**
31 December 2005			
Fair values supported by market evidence	226	734	960
Fair values subject to an independent valuation	246	3,017	3,263
Total fair value of investment property	**472**	**3,751**	**4,223**
Total carrying amount	402	2,144	2,546
Gross unrealised gain/loss	70	1,607	1,677
Taxation	(19)	(482)	(501)
Net unrealised gain/loss (not recognised in equity)	**51**	**1,125**	**1,176**

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. Investment property is split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful live of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Technics and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated.

Property rented out under operating lease

Fortis rents certain assets – mainly property held for investment purposes – to external parties based on operating lease agreements. At 31 December the minimum lease payments to be receivable from irrevocable agreements amounted to:

	2006	*2005*	*2004*
Not later than 3 months	25	30	27
3 months and not later than 1 year	73	86	78
1 year and not later than 5 years	239	376	296
5 years and over	428	398	274
Total	**765**	**890**	**675**

19.5 Investments in associates and joint ventures

The following table provides an overview of the most significant Investments in associates and joint ventures at 31 December.

	2006	2005	2004
	Carrying amount	*Carrying amount*	*Carrying amount*
Joint ventures			
Caifor	7	9	7
Banque de La Poste	78	129	144
Deltafort	151	168	161
Associates			
Assurant, Inc.			748
BGL Investment Partners	133	176	134
Caipora International Finance Coöperatieve UA	107	107	93
Debra International Finance Coöperatieve UA	210	210	180
Mayban Fortis Holding	129	108	42
Muang Thai Holdings	80	71	61
NIB Capital Foreign Debt fund V	526	346	347
Tai Ping Life	48	33	30
Other	385	349	262
Total	**1,854**	**1,706**	**2,209**

Of the investments mentioned above, only BGL Investment Partners and Assurant, Inc. have a stock exchange listing. The market value of BGL Investment Partners was EUR 99 million at 31 December 2006 (2005: EUR 132 million; 2004: EUR 100 million) and Assurant, Inc. at 31 December 2004 EUR 1,124 million.

Fortis group's interests in its principal associates for the year ended 31 December are as follows:

	Total assets	*Total liabilities*	*Total income*	*Total expenses*
2006				
BGL Investment Partners	511	2	81	(10)
Caipora International Finance Coöperatieve UA	429		17	
Debra International Finance Coöperatieve UA	838		37	
Mayban Fortis Holding	3,389	2,960	327	(276)
Muang Thai Holdings	853	729	288	(265)
NIB Capital Foreign Debt fund V	702		15	
Tai Ping Life	3,163	2,960	1,268	(1,292)
2005				
BGL Investment Partners	342	3	67	(15)
Caipora International Finance Coöperatieve UA	429		15	
Debra International Finance Coöperatieve UA	838		43	
Mayban Fortis Holding	2,595	2,261	199	(172)
Muang Thai Holdings	707	614	237	(219)
NIB Capital Foreign Debt fund V	462		20	
Tai Ping Life	1,267	1,129	824	(906)
2004				
Assurant, Inc.	17,962	15,297	5,948	(5,518)
BGL Investment Partners	289	3	15	(6)
Caipora International Finance Coöperatieve UA	373		15	
Debra International Finance Coöperatieve UA	721		43	
Mayban Fortis Holding	1,042	891	126	(105)
Muang Thai Holdings	561	479	203	(196)
NIB Capital Foreign Debt fund V	462		20	
Tai Ping Life	1,094	952	704	(744)

Investments in joint ventures

Companies that Fortis owns and controls jointly with other companies (joint ventures) are measured at net asset value. The most significant joint ventures in which Fortis participates are Caifor, Banque de La Poste and Deltafort. Financial data about Fortis principal joint ventures for the year ended 31 December is shown below.

Caifor

Fortis and the Spanish bank 'la Caixa' operate in Spain a joint venture called Caifor. Caifor is a holding company, with Vidacaixa and Segurcaixa as its main subsidiaries. Caifor's core business is insurance. Fortis has an economic interest of 60% in Segurcaixa (Non-life) and 40% in Vidacaixa (Life).

	2006	*2005*	*2004*
Joint venture Caifor (on basis of 100%)			
Income	3,599	3,941	3,084
Expenses	(3,457)	(3,800)	(2,948)
Total assets	19,874	21,493	19,846
Total liabilities	20,037	21,553	20,059

Banque de La Poste

Banque de La Poste, a jointly owned subsidiary of Fortis Bank and the Belgian Post Office, provides standard financial products and services, i.e. retail banking products, savings products, investments and credit facilities to individuals and businesses and insurance products via post offices in Belgium. Fortis has a 50% economic interest in this joint venture.

	2006	*2005*	*2004*
Joint venture Banque de La Poste (on a 100% basis)			
Income	272	266	255
Expenses	(266)	(265)	(244)
Total assets	6,591	6,253	5,863
Total liabilities	6,436	5,994	5,575

Deltafort

Fortis has established a joint venture together with Delta Lloyd with a view to optimise the management of certain investments. Each partner has contributed its investments and receives revenues on these investments. Fortis has a 50% economic interest in this joint venture.

	2006	*2005*	*2004*
Deltafort - joint venture (Fortis share)			
Income	11	9	10
Total assets	171	175	169

20 Reinsurance and other receivables

The table below shows the components of Reinsurance and other receivables at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Reinsurers' share in liabilities arising from insurance and investment contracts		1,003		1,003
Receivables from policyholders		788		788
Fees and commissions receivable	156	28	(6)	178
Operating lease receivables	9	2		11
Receivables from intermediaries	19	442		461
Reinsurance receivables	8	287		295
Factoring receivables	1,811			1,811
Receivables related to securities transactions with banks	428	15		443
Receivables related to securities transactions with customers	1,421			1,421
Other	2,275	599	(10)	2,864
Total gross	**6,127**	**3,164**	**(16)**	**9,275**
Impairments	(22)	(66)		(88)
Net total	**6,105**	**3,098**	**(16)**	**9,187**
31 December 2005				
Reinsurers' share in liabilities arising from insurance and investment contracts		1,167		1,167
Receivables from policyholders	1	695		696
Fees and commissions receivable	130	31	(10)	151
Operating lease receivables	4	4		8
Receivables from intermediaries	7	439		446
Reinsurance receivables		238		238
Factoring receivables	1,633			1,633
Receivables related to securities transactions with banks	193	5		198
Receivables related to securities transactions with customers	1,261			1,261
Other [1]	3,811	739	(695)	3,855
Total gross	**7,040**	**3,318**	**(705)**	**9,653**
Impairments	(30)	(66)		(96)
Net total	**7,010**	**3,252**	**(705)**	**9,557**
31 December 2004				
Reinsurers' share in liabilities arising from insurance and investment contracts		1,515		1,515
Receivables from policyholders		640		640
Fees and commissions receivable	54	41	(2)	93
Operating lease receivables	8	7		15
Receivables from intermediaries	465	415		880
Reinsurance receivables		26		26
Factoring receivables	937			937
Other [1]	2,788	466	(754)	2,500
Total gross	**4,252**	**3,110**	**(756)**	**6,606**
Impairments	(3)	(58)		(61)
Net total	**4,249**	**3,052**	**(756)**	**6,545**

[1] *Changed for comparison purposes.*

Other receivables include receivables related to VAT and other indirect taxes as well as transitory balances related to clearing activities.

Changes in impairments of Reinsurance and other receivables

The following table shows the changes in the impairments of Reinsurance and other receivables.

	2006	*2005*
Balance at 1 January	**96**	**61**
Acquisitions/divestments of subsidiaries	9	21
Increase in impairments	12	13
Release of impairments	(7)	(5)
Write-offs of uncollectible amounts	(19)	(4)
Foreign exchange differences and other adjustments	(3)	10
Balance at 31 December	**88**	**96**

Changes in the Reinsurer's share in liabilities arising from insurance and investment contracts

The changes in the Reinsurer's share in liabilities arising from insurance and investment contracts are shown below.

	2006	*2005*
Balance at 1 January	**1,167**	**1,515**
Acquisitions/divestments of subsidiaries	2	22
Change in liabilities current year	82	142
Change in liabilities prior years	106	23
Claims paid current year	(44)	(134)
Claims paid prior years	(176)	(101)
Other net additions through income statement	(135)	(304)
Foreign exchange differences and other adjustments	1	4
Balance at 31 December	**1,003**	**1,167**

21 Property, plant and equipment

The table below shows the carrying amount for each category of Property, plant and equipment at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Land and buildings held for own use	1,439	1,080		2,519
Leasehold improvements	282	12		294
Equipment	407	55		462
Buildings under construction	25	222		247
Total	**2,153**	**1,369**		**3,522**
31 December 2005				
Land and buildings held for own use	1,486	1,075		2,561
Leasehold improvements	218	10		228
Equipment	308	84		392
Buildings under construction	6	10		16
Total	**2,018**	**1,179**		**3,197**
31 December 2004				
Land and buildings held for own use	1,482	1,059		2,541
Leasehold improvements	184	11		195
Equipment	280	80		360
Buildings under construction	9	28		37
Total	**1,955**	**1,178**		**3,133**

Changes in Property, plant and equipment

Changes in Property, plant and equipment for the years 2006 and 2005 are shown below.

					2005
	Land and Buildings held for own use	*Leasehold improve-ments*	*Equipment*	*Buildings under construction*	*Total*
Acquisition cost at 1 January	**3,564**	**445**	**1,373**	**37**	**5,419**
Acquisitions/divestments of subsidiaries	36	22	30		88
Additions	93	66	177	33	369
Reversal of cost due to disposals	(140)	(35)	(199)	(11)	(385)
Transfer from (to) investment property	50				50
Foreign exchange differences	3	3	8		14
Other	98	(6)	(7)	(43)	42
Acquisition cost at 31 December	**3,704**	**495**	**1,382**	**16**	**5,597**
Accumulated depreciation at 1 January	**(1,020)**	**(251)**	**(1,002)**		**(2,273)**
Acquisitions/divestments of subsidiaries	10	(4)	(4)		2
Depreciation expense	(130)	(44)	(147)		(321)
Reversal of depreciation due to disposals	53	24	177		254
Transfer from (to) investment property	(33)				(33)
Foreign exchange differences		(2)	(5)		(7)
Other	(18)	10	(2)		(10)
Accumulated depreciation at 31 December	**(1,138)**	**(267)**	**(983)**		**(2,388)**
Impairments at 1 January	**(4)**		**(10)**		**(14)**
Increase of impairments charged to the income statement	(7)		(4)		(11)
Reversal of impairments credited to the income statement	11		1		12
Reversal of impairments due to disposals			6		6
Other	(5)				(5)
Impairments at 31 December	**(5)**		**(7)**		**(12)**
Net property, plant and equipment at 31 December	**2,561**	**228**	**392**	**16**	**3,197**

					2006
	Land and Buildings held for own use	*Leasehold improve-ments*	*Equipment*	*Buildings under construction*	*Total*
Acquisition cost at 1 January	**3,704**	**495**	**1,382**	**16**	**5,597**
Acquisitions/divestments of subsidiaries	(1)	9	107	14	129
Additions	109	138	223	135	605
Reversal of cost due to disposals	(32)	(9)	(203)		(244)
Transfer from (to) investment property				77	77
Foreign exchange differences	(7)	(6)	(9)		(22)
Other	1		7	5	13
Acquisition cost at 31 December	**3,774**	**627**	**1,507**	**247**	**6,155**
Accumulated depreciation at 1 January	**(1,138)**	**(267)**	**(983)**		**(2,388)**
Acquisitions/divestments of subsidiaries		(4)	(42)		(46)
Depreciation expense	(117)	(53)	(175)		(345)
Reversal of depreciation due to disposals	13	8	163		184
Foreign exchange differences		2	4		6
Other		(18)	(5)		(23)
Accumulated depreciation at 31 December	**(1,242)**	**(332)**	**(1,038)**		**(2,612)**
Impairments at 1 January	**(5)**		**(7)**		**(12)**
Increase of impairments charged to the income statement	(4)	(1)			(5)
Reversal of impairments due to disposals	1	1			2
Other	(5)	(1)			(6)
Impairments at 31 December	**(13)**	**(1)**	**(7)**		**(21)**
Net property, plant and equipment at 31 December	**2,519**	**294**	**462**	**247**	**3,522**

Amounts in Other in Land and Buildings and Buildings under construction relate primarily to transfers to and from buildings held for sale.

Of the Property, plant and equipment listed above, assets representing an amount of EUR 269 million (2005: EUR 321 million; 2004: EUR 193 million) have been pledged as collateral for loans.

At 31 December 2006, Property, plant and equipment included an amount of EUR 2 million (2005: EUR 1 million; 2004: EUR 1 million) related to capitalised funding costs.

Fair value of owner-occupied property

The fair value of owner-occupied property is set out below.

	Banking	*Insurance*	*Total*
31 December 2006			
Total fair value of owner-occupied property	**1,810**	**1,632**	**3,442**
Total carrying amount	1,439	1,080	2,519
Gross unrealised gain/loss	371	552	923
Taxation	(118)	(173)	(291)
Net unrealised gain/loss (not recognised in equity)	**253**	**379**	**632**
31 December 2005			
Total fair value of owner-occupied property	**1,774**	**1,535**	**3,309**
Total carrying amount	1,486	1,075	2,561
Gross unrealised gain/loss	288	460	748
Taxation	(102)	(144)	(246)
Net unrealised gain/loss (not recognised in equity)	**186**	**316**	**502**

The depreciation of buildings is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The real estate is split into the following components: structure, closing, techniques and equipment, heavy finishing and light finishing.

The maximum useful live of the components is as follows:

Structure	50 years for offices and retail; 70 years for residential
Closing	30 years for offices and retail; 40 years for residential
Techniques and equipment	20 years for offices; 25 years for retail and 40 years for residential
Heavy finishing	20 years for offices; 25 years for retail and 40 years for residential
Light finishing	10 years for offices, retail and residential

Land has an unlimited useful life and is therefore not depreciated. IT, office and equipment are depreciated over their respective useful lives, which have been determined individually. As a general rule, residual values are considered to be zero.

22 Goodwill and other intangible assets

Goodwill and other intangible assets at 31 December are as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Goodwill	744	235		979
VOBA		800		800
Purchased software	73	15		88
Internally developed software	60	7		67
Other intangible assets	103	224		327
Total	**980**	**1,281**		**2,261**
31 December 2005				
Goodwill	475	203		678
VOBA		870		870
Purchased software	49	17		66
Internally developed software	2			2
Other intangible assets	108	198		306
Total	**634**	**1,288**		**1,922**
31 December 2004				
Goodwill	36			36
VOBA		418		418
Purchased software	20	11		31
Internally developed software				
Other intangible assets	35	152		187
Total	**91**	**581**		**672**

Intangible assets are amortised in accordance with the expected lives of the assets. Under IFRS, goodwill is tested for impairment at least annually by comparing the recoverable amount to the carrying value.

Other intangible assets include intangible assets with definite useful lives, such as concessions, patents, licences, trademarks and other similar rights. In general, software is amortised over a maximum of five years and other intangible assets have an expected useful life of 10 years at most.

Value of business acquired (VOBA) is the difference between the fair value at acquisition date and the subsequent book value of a portfolio of contracts acquired separately or in a business combination. VOBA is recognised as an intangible asset and amortised over the income recognition period of the portfolio of contracts acquired.

With the exception of goodwill, Fortis does not have intangible assets with indefinite useful lives.

Changes in Goodwill and other intangible assets

Changes in Goodwill and other intangible assets for the years 2005 and 2006 are shown below.

						2005
	Goodwill	*VOBA*	*Purchased software*	*Internally developed software*	*Other intangible assets*	*Total*
Acquisition cost at 1 January	**36**	**493**	**178**		**256**	**963**
Acquisitions/divestments of subsidiaries	637	537	6		95	1,275
Additions			57	2	49	108
Reversal of cost due to disposals			(10)		(8)	(18)
Foreign exchange differences	5		2		1	8
Other	2		7		(7)	2
Acquisition cost at 31 December	**680**	**1,030**	**240**	**2**	**386**	**2,338**
Accumulated amortisation at 1 January		**(75)**	**(147)**		**(56)**	**(278)**
Acquisitions/divestments of subsidiaries			1			1
Amortisation expense		(85)	(24)		(23)	(132)
Reversal of amortisation due to disposals			4		7	11
Foreign exchange differences			(2)			(2)
Other			(6)		5	(1)
Accumulated amortisation at 31 December		**(160)**	**(174)**		**(67)**	**(401)**
Impairments at 1 January					**(13)**	**(13)**
Divestments of subsidiaries	2					2
Increase of impairments charged to the income statement	(5)					(5)
Reversal of impairments credited to the income statement					2	2
Other	1				(2)	(1)
Impairments at 31 December	**(2)**				**(13)**	**(15)**
Net intangible assets at 31 December	**678**	**870**	**66**	**2**	**306**	**1,922**

	2006					
	Goodwill	*VOBA*	*Purchased software*	*Internally developed software*	*Other intangible assets*	*Total*
Acquisition cost at 1 January	**680**	**1,030**	**240**	**2**	**386**	**2,338**
Acquisitions/divestments of subsidiaries	342	7	4		75	428
Additions			63	65	8	136
Adjustments arising from subsequent changes in value of assets and liabilities	3					3
Reversal of cost due to disposals			(10)			(10)
Foreign exchange differences	(57)		(2)		(9)	(68)
Other	17	(2)	4		(9)	10
Acquisition cost at 31 December	**985**	**1,035**	**299**	**67**	**451**	**2,837**
Accumulated amortisation at 1 January		**(160)**	**(174)**		**(67)**	**(401)**
Acquisitions/divestments of subsidiaries			(2)			(2)
Amortisation expense		(76)	(34)		(39)	(149)
Reversal of amortisation due to disposals			8			8
Foreign exchange differences			1		1	2
Other		3	(10)		(9)	(16)
Accumulated amortisation at 31 December		**(233)**	**(211)**		**(114)**	**(558)**
Impairments at 1 January	**(2)**				**(13)**	**(15)**
Divestments of subsidiaries						
Increase of impairments charged to the income statement	(5)	(3)				(8)
Reversal of impairments credited to the income statement		4				4
Other	1	(3)			3	1
Impairments at 31 December	**(6)**	**(2)**			**(10)**	**(18)**
Net intangible assets at 31 December	**979**	**800**	**88**	**67**	**327**	**2,261**

Impairment on goodwill

Impairment testing regarding goodwill is performed annually at the end of the year by comparing the recoverable amount of cash-generating units (CGU) to their carrying amount. The recoverable amount is determined by the highest of the value in use or fair value less costs to sell. The type of acquired entity determines the definition of the type of CGU. Currently all CGUs have been defined at (legal) entity level.

The recoverable amount of a CGU is assessed through a discounted cash flow model of the anticipated future flows of the CGU. The key assumptions used in the cash flow model depend on input reflecting various financial and economic variables, including the risk-free rate in a given country and a premium to reflect the inherent risk of the entity being evaluated. These variables are determined on the basis of management's judgement. If the entity is listed on a stock market, also this market price is considered as an element in the evaluation.

The impairment on goodwill amounted to EUR 6 million in 2006 and was related to the impairment on a disability insurance portfolio acquired in 2005. The impairment test of goodwill did not lead to additional impairments at year end 2006.

The breakdown of goodwill and impairments for the main cash-generating units at 31 December 2006 is as follows:

	Goodwill amount	*Impairments*	*Net amount*	*Segment*	*Method used for recoverable amount*
Cash-generating unit (CGU)					
Fundamentum Asset Management	27		27	Commercial & Private Banking	Value in use
Centrapriv	26		26	Commercial & Private Banking	Value in use
Fortis Commercial Finance	36		36	Commercial & Private Banking	Value in use
Fortis Energy	131		131	Merchant Banking	Value in use
Alpha Credit	22		22	Retail Banking	Value in use
Von Essen KG Bank	31		31	Retail Banking	Value in use
Cadogan	116		116	Retail Banking	Value in use
Fortis (UK) Limited (Outright)	22		22	Insurance International	Value in use
Fortis Vastgoed Ontwikkeling	25		25	Insurance Netherlands	Value in use
Milleniumbcp Fortis Limited	168		168	Insurance International	Value in use
Fortis Bank AS (Turkey)	288		288	Multi-segment	Value in use and market price
Other	93	6	87		Value in use
Total	**985**	**6**	**979**		

Amortisation of VOBA

Expected amortisation expenses for VOBA from 2007 onwards are as follows:

	2007	*2008*	*2009*	*2010*	*2011*	*Later*
Estimated amortisation of VOBA	70	68	62	50	48	502

23 Accrued interest and other assets

The table below shows the components of Accrued interest and other assets at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Deferred acquisition cost		1,057		1,057
Deferred other charges	306	129		435
Accrued interest income	26,269	1,233	(134)	27,368
Accrued other income	1,744	7	(5)	1,746
Derivatives held for hedging purposes	533		15	548
Buildings held for sale	17	189		206
Pension assets	1,855		(1,826)	29
Deferred tax assets	850	137	4	991
Current income tax receivable	365	43	62	470
Other	29,003	37	(1)	29,039
Total gross	**60,942**	**2,832**	**(1,885)**	**61,889**
Impairments	(15)	(3)	(13)	(31)
Net total	**60,927**	**2,829**	**(1,898)**	**61,858**
31 December 2005				
Deferred acquisition cost		1,041		1,041
Deferred other charges	262	135	(2)	395
Accrued interest income	21,058	1,117	(201)	21,974
Accrued other income	907	30	(2)	935
Derivatives held for hedging purposes	315	1		316
Buildings held for sale	10	111		121
Pension assets	1,818		(1,812)	6
Deferred tax assets	641	848	11	1,500
Current income tax receivable	329	50	51	430
Other	22,553	33	21	22,607
Total gross	**47,893**	**3,366**	**(1,934)**	**49,325**
Impairments	(13)	(1)	(17)	(31)
Net total	**47,880**	**3,365**	**(1,951)**	**49,294**
31 December 2004				
Deferred acquisition cost		1,033	25	1,058
Deferred other charges	375	117		492
Accrued interest income	18,948	1,045	(100)	19,893
Accrued other income	1,107	6	(4)	1,109
Derivatives held for hedging purposes	5			5
Buildings held for sale	74	54		128
Pension assets	1,667		(1,667)	
Deferred tax assets	821	816	16	1,653
Current income tax receivable	646	46	100	792
Other	18,224	43	(26)	18,241
Total gross	**41,867**	**3,160**	**(1,656)**	**43,371**
Impairments	(11)		(17)	(28)
Net total	**41,856**	**3,160**	**(1,673)**	**43,343**

Derivatives held for hedging purposes contains the positive fair value of all derivatives qualifying as hedging instruments in fair value and in cash flow hedges. The hedging strategies are further explained in note 7.

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, i.e. the date when Fortis becomes a party to the contractual provisions of the instrument. Other contains balancing temporary amounts between trade date and settlement date.

For more details on pension plans and related pension assets, see note 9.

Changes in deferred acquisition costs

Changes in deferred acquisition costs related to insurance and investment contracts are shown below.

	2006	*2005*
Balance at 1 January	**1,041**	**1,058**
Acquisitions/divestments of subsidiaries	2	8
Capitalised deferred acquisition costs	191	120
Depreciation expense	(155)	(160)
Other purchases and sales of activities		13
Other adjustments including exchange rate differences	(22)	2
Balance at 31 December	**1,057**	**1,041**

24 Due to banks

The table below shows the components of Due to banks at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Deposits from banks:				
Demand deposits	7,304	667	(542)	7,429
Time deposits	75,291	567	(567)	75,291
Other deposits	145	55		200
Total deposits	**82,740**	**1,289**	**(1,109)**	**82,920**
Repurchase agreements	61,526	1,869	(1,869)	61,526
Securities borrowing	19,086	1,000	(1,000)	19,086
Advances against collateral	12,500	2,247	(2,200)	12,547
Held at fair value through profit or loss	439			439
Other	870	128	(35)	963
Total	**177,161**	**6,533**	**(6,213)**	**177,481**
31 December 2005				
Deposits from banks:				
Demand deposits	6,062	927	(721)	6,268
Time deposits	69,774		(6)	69,768
Other deposits	60	52	(4)	108
Total deposits	**75,896**	**979**	**(731)**	**76,144**
Repurchase agreements	73,299	1,319	(1,319)	73,299
Securities borrowing	11,537			11,537
Advances against collateral	10,000	2,365	(2,303)	10,062
Held at fair value through profit or loss	1,833			1,833
Other	2,215	120	(27)	2,308
Total	**174,780**	**4,783**	**(4,380)**	**175,183**
31 December 2004				
Deposits from banks:				
Demand deposits	5,694	43	(535)	5,202
Time deposits	43,462	717	(700)	43,479
Other deposits	156			156
Total deposits	**49,312**	**760**	**(1,235)**	**48,837**
Repurchase agreements	46,681	903	(903)	46,681
Securities borrowing	10,298			10,298
Advances against collateral	13,000	2,352	(2,303)	13,049
Other	3,966	201	(1,995)	2,172
Total	**123,257**	**4,216**	**(6,436)**	**121,037**

The average balance of Due to banks amounted to EUR 182,824 million (2005: EUR 171,564 million; 2004: EUR 140,471 million). The average yield in 2006 was 3.5% (2005: 2.8%; 2004: 3.1%). Non-interest bearing deposits from banks were EUR 133 million in 2006 (2005: EUR 217 million; 2004: EUR 55 million).

In the Merchant Banking segment, Fortis has designated financial liabilities classified in Due to banks held at fair value through profit or loss. In accordance with the Merchant Banking investment strategies, financial assets and financial liabilities, including derivatives, are aggregated in specific portfolios. These portfolios are managed and their performance is measured and reported on a fair value basis.

There is no significant difference between the carrying amount of the Liabilities held at fair value through profit or loss and the nominal value of these liabilities.

Contractual terms of deposit held by banks

Deposits held by banks by year of contractual maturity at 31 December are as follows:

	2006	*2005*	*2004*
2005			47,990
2006		75,791	186
2007	82,418	35	33
2008	158	32	26
2009	59	23	126
2010	14	21	
2011	27		
Later	244	242	476
Total deposits	**82,920**	**76,144**	**48,837**

25 Due to customers

The table below shows the components of Due to customers at 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Demand deposits	76,127		(3,155)	72,972
Saving deposits	55,720	1		55,721
Time deposits	74,770	49	(2,826)	71,993
Other deposits	229	7		236
Total deposits	**206,846**	**57**	**(5,981)**	**200,922**
Repurchase agreements	48,391			48,391
Securities borrowing	4,271			4,271
Other borrowings	504	4	3,149	3,657
Funds held under reinsurance agreements		133		133
Held at fair value through profit or loss	44		1,840	1,884
Total due to customers	**260,056**	**194**	**(992)**	**259,258**
31 December 2005				
Demand deposits	73,477		(7,965)	65,512
Saving deposits	58,051	1		58,052
Time deposits	60,209	6	(2,919)	57,296
Other deposits	648	9		657
Total deposits	**192,385**	**16**	**(10,884)**	**181,517**
Repurchase agreements	67,364			67,364
Securities borrowing	2,271			2,271
Other borrowings	494	3	4,350	4,847
Funds held under reinsurance agreements		213		213
Held at fair value through profit or loss	771		2,081	2,852
Total due to customers	**263,285**	**232**	**(4,453)**	**259,064**
31 December 2004				
Demand deposits	61,353	125	(4,033)	57,445
Saving deposits	54,689	2		54,691
Time deposits	54,765		(3,059)	51,706
Other deposits	826	39	(4)	861
Total deposits	**171,633**	**166**	**(7,096)**	**164,703**
Repurchase agreements	47,865		(12)	47,853
Securities borrowing	1,485			1,485
Other borrowings	5,674	3	2,265	7,942
Funds held under reinsurance agreements		315		315
Held at fair value through profit or loss			2,285	2,285
Total due to customers	**226,657**	**484**	**(2,558)**	**224,583**

The average balance of Due to customers amounted to EUR 266,338 million in 2006 (2005: EUR 234,210 million; 2004: EUR 216,207 million). The average yield was 3.4% in 2006 (2005: 3.0%; 2004: 2.2%).

Fortis has designated financial liabilities classified in Due to customers held at fair value through profit or loss. In accordance with the defined investment strategies, financial assets and financial liabilities, including derivatives, are aggregated in specific portfolios. These portfolios are managed and their performance is measured and reported on a fair value basis.

The notional value of the Liabilities held at fair value through profit or loss was EUR 1,877 million at 31 December 2006 (2005: EUR 2,734 million; 2004: EUR 2,187 million).

Customer deposits

The average rates of interest paid on deposits during the year ended 31 December are shown below.

	2006	*2005*	*2004*
Interest bearing demand deposits	1.3%	1.1%	0.9%
Saving deposits	2.3%	2.2%	2.5%
Time deposits	3.1%	2.6%	2.3%

The average amount of customers deposits during the year was EUR 195,195 million (2005: EUR 174,139 million; 2004: EUR 159,265 million).

Maturity dates of customer deposits

The maturity dates of customer deposits at 31 December are shown below.

	2006	*2005*	*2004*
2005			154,051
2006		169,014	1,474
2007	187,465	2,523	1,330
2008	1,343	922	453
2009	2,479	1,372	2,802
2010	955	1,195	
2011	550		
Later	8,130	6,491	4,593
Total customer deposits	**200,922**	**181,517**	**164,703**

26 Liabilities arising from insurance and investment contracts

The following table provides an overview of the Liabilities arising from insurance and investment contracts at 31 December.

	Insurance contracts	*Investment contracts*	*Total Life contracts*	*Non-life contracts*	*Other (incl. eliminations)*	*Total*
2006						
Liability for future policyholder benefits	36,421	16,420	52,841		(1,899)	50,942
Claims reserves				6,664	17	6,681
Unearned premiums				1,519		1,519
Reserve for policyholder profit sharing	162	156	318	1		319
Shadow accounting adjustment	355	104	459		(156)	303
Gross	**36,938**	**16,680**	**53,618**	**8,184**	**(2,038)**	**59,764**
Reinsurance	(115)		(115)	(888)		(1,003)
Net	**36,823**	**16,680**	**53,503**	**7,296**	**(2,038)**	**58,761**
2005						
Liability for future policyholder benefits	35,303	13,663	48,966		(1,890)	47,076
Claims reserves				6,443	(23)	6,420
Unearned premiums				1,409	(1)	1,408
Reserve for policyholder profit sharing	138	72	210			210
Shadow accounting adjustment	927	238	1,165	18	(188)	995
Gross	**36,368**	**13,973**	**50,341**	**7,870**	**(2,102)**	**56,109**
Reinsurance	(231)		(231)	(936)		(1,167)
Net	**36,137**	**13,973**	**50,110**	**6,934**	**(2,102)**	**54,942**
2004						
Liability for future policyholder benefits	34,398	8,026	42,424		(1,728)	40,696
Claims reserves				6,021	(21)	6,000
Unearned premiums				1,338	3	1,341
Reserve for policyholder profit sharing	108	40	148			148
Shadow accounting adjustment	625	130	755			755
Gross	**35,131**	**8,196**	**43,327**	**7,359**	**(1,746)**	**48,940**
Reinsurance	(403)		(403)	(1,112)		(1,515)
Net	**34,728**	**8,196**	**42,924**	**6,247**	**(1,746)**	**47,425**

Changes in the Liabilities arising from Life insurance and investment contracts (gross of reinsurance) are shown below.

	Life insurance contracts	*Investment contracts*
Balance at 1 January 2005	**35,131**	**8,196**
Acquisitions/divestments of subsidiaries	135	2,427
Net additions through income statement	888	3,172
Foreign exchange differences	(1)	
Shadow accounting adjustment	285	108
Transfer between liabilities	(70)	70
Balance at 31 December 2005	**36,368**	**13,973**
Acquisitions/divestments of subsidiaries	35	
Net additions through income statement	1,085	2,816
Shadow accounting adjustment	(572)	(134)
Transfer between liabilities	22	25
Balance at 31 December 2006	**36,938**	**16,680**

Changes in the Liabilities arising from insurance contracts for Non-life products (gross of reinsurance) are shown below.

		Non-life insurance contracts
Balance at 1 January 2005		**7,359**
Acquisitions/divestments of subsidiaries		131
Addition to liabilities current year	3,069	
Claims paid current year	(1,350)	
Change in liabilities current year	1,719	
Addition to liabilities prior years	(282)	
Claims paid prior years	(1,121)	
Change in liabilities prior years	(1,403)	
		316
Change in unearned premiums		(13)
Interest accrual and other changes		14
Foreign exchange differences		45
Shadow accounting adjustment		18
Balance at 31 December 2005		**7,870**
Acquisitions/divestments of subsidiaries		(1)
Addition to liabilities current year	3,069	
Claims paid current year	(1,404)	
Change in liabilities current year	1,665	
Addition to liabilities prior years	(93)	
Claims paid prior years	(1,300)	
Change in liabilities prior years	(1,393)	
		272
Change in unearned premiums		96
Interest accrual and other changes		(52)
Foreign exchange differences		17
Shadow accounting adjustment		(18)
Balance at 31 December 2006		**8,184**

A Liability Adequacy Testing (LAT) was carried out at year end to assess whether the recognised liabilities are adequate, using current portfolio yields to estimate future cash flows.

A similar LAT was carried out, applying current market yields to the investment portfolio, excluding unrealised capital gains to determine future cash flows.

The Fortis LAT policy includes harmonised processes and testing to ensure that liabilities arising from insurance and investment contracts are properly monitored, tested and are adequate. This includes a formal process of testing at each reporting date on the level of homogeneous product groups. The testing performed on 2006 year end data confirmed the adequacy of reported liabilities.

The effect of changes in assumptions used to measure the liabilities related to Life and Non-life insurance contracts was not material in 2006, 2005 and 2004.

27 Liabilities related to unit-linked contracts

The Liabilities related to unit-linked contracts can be broken down into insurance and investment contracts as follows:

	2006	*2005*	*2004*
Insurance contracts	11,394	9,994	7,889
Investment contracts	17,762	16,157	9,144
Total	**29,156**	**26,151**	**17,033**

The following table shows the changes in Liabilities related to unit-linked insurance contracts.

	2006	*2005*
Balance at 1 January	**9,994**	**7,889**
Acquisitions/divestments of subsidiaries	11	
Premiums	1,414	1,317
Payments due to surrenders and maturities	(828)	(709)
Changes in unit value	888	1,501
Other changes	(85)	(4)
Balance at 31 December	**11,394**	**9,994**

The following table shows the changes in Liabilities related to unit-linked investment contracts.

	2006	*2005*
Balance at 1 January	**16,157**	**9,144**
Acquisitions/divestments of subsidiaries		4,130
New deposits	2,609	2,042
Payments due to surrenders and maturities	(1,830)	(560)
Changes in unit value	781	1,458
Other changes	45	(57)
Balance at 31 December	**17,762**	**16,157**

There were no material changes in assumptions in 2006, 2005 and 2004.

28 Debt certificates

The following table shows the types of Debt certificates issued by Fortis and the amounts outstanding at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Bons de caisse / Kasbons	6,347			6,347
Commercial paper	73,189	5	(293)	72,901
Other	1,781		614	2,395
Total at amortised cost	**81,317**	**5**	**321**	**81,643**
Held at fair value through profit or loss	9,043			9,043
Total debt certificates	**90,360**	**5**	**321**	**90,686**
31 December 2005				
Bons de caisse / Kasbons	7,818			7,818
Commercial paper	62,187	5	(277)	61,915
Other	1,580		711	2,291
Total at amortised cost	**71,585**	**5**	**434**	**72,024**
Held at fair value through profit or loss	5,242			5,242
Total debt certificates	**76,827**	**5**	**434**	**77,266**
31 December 2004				
Bons de caisse / Kasbons	10,867			10,867
Commercial paper	44,322	6	222	44,550
Other	13,347			13,347
Total at amortised cost	**68,536**	**6**	**222**	**68,764**
Held at fair value through profit or loss	3,014		(1)	3,013
Total debt certificates	**71,550**	**6**	**221**	**71,777**

The average balance of Debt certificates amounted to EUR 82,730 million in 2006 (2005: EUR 72,924 million; 2004: EUR 70,020 million). The average yield was 4.0% in 2006 (2005: 3.4%; 2004: 2.7%).

Fortis has designated selected Debt certificates with embedded derivatives and corresponding investments as Held at fair value through profit or loss, reducing a potential accounting mismatch. The Debt certificates issued combined with the embedded derivatives, are designated as Held at fair value through profit or loss, thus avoiding the separation of the embedded derivative from the host contract. The nominal value of Debt securities held at fair value through profit or loss was EUR 9,147 million at 31 December 2006 (2005: EUR 5,381 million; 2004: EUR 3,104 million).

Included under Debt certificates in the line Other is the mandatory exchangeable bond of nominal USD 774 million issued in January 2005 on the remaining shares of Assurant, Inc. owned by Fortis. The embedded derivative included in the instrument has been separated and is measured at fair value through profit or loss in the trading portfolio.

At 31 December 2006, the bond was valued at EUR 614 million and the embedded derivative was valued at EUR 205 million and reported under Liabilities held for trading. Value changes in the derivative are offset by the changes in value of the shares of Assurant, Inc. reported in Investments held at fair value through profit or loss.

The contractual maturity of the balance outstanding at 31 December of Debt certificates valued at amortised cost, is shown below.

	2006	*2005*	*2004*
2005			42,443
2006		42,566	4,698
2007	53,502	4,088	5,766
2008	9,025	4,980	3,649
2009	9,015	6,630	7,667
2010	5,723	10,174	
2011	5,586		
Later	7,835	8,828	7,554
Total debt certificates	**90,686**	**77,266**	**71,777**

29 Subordinated liabilities

The following table provides a specification of the Subordinated liabilities at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Liability component of subordinated convertible securities			1,108	1,108
Other hybrid and Tier 1 liabilities	2,438	600	494	3,532
Other subordinated liabilities	10,302	819	(1,726)	9,395
Held at fair value through profit or loss	1,322			1,322
Fair value adjustment from hedge accounting	18			18
Total Subordinated liabilities	**14,080**	**1,419**	**(124)**	**15,375**
31 December 2005				
Liability component of subordinated convertible securities			1,048	1,048
Other hybrid and Tier 1 liabilities	2,433	599		3,032
Other subordinated liabilities	8,674	993	(1,373)	8,294
Held at fair value through profit or loss	1,325			1,325
Fair value adjustment from hedge accounting	58			58
Total Subordinated liabilities	**12,490**	**1,592**	**(325)**	**13,757**
31 December 2004				
Liability component of subordinated convertible securities			988	988
Other hybrid and Tier 1 liabilities	2,570	597		3,167
Other subordinated liabilities	7,418	1,118	(420)	8,116
Held at fair value through profit or loss	1,074			1,074
Fair value adjustment from hedge accounting				
Total Subordinated liabilities	**11,062**	**1,715**	**568**	**13,345**

The average balance for Subordinated liabilities was EUR 14,808 million in 2006 (2005: EUR 13,397 million; 2004: EUR 11,740 million). The average yield was 5.3% in 2006 (2005: 5.5%; 2004: 6.6%).

29.1 Subordinated convertible securities: FRESH

On 7 May 2002, Fortfinlux S.A. issued undated floating rate equity-linked subordinated hybrid ('FRESH') capital securities with a nominal amount of EUR 1,250 million and a denomination of EUR 250,000 each. Coupons on the securities are payable quarterly, in arrears, at a variable rate of 3 month Euribor + 1.35%.

For regulatory purposes, the FRESH securities are treated as part of Tier 1 capital. The FRESH securities constitute direct, secured and subordinated obligations of each of Fortfinlux S.A., Fortis SA/NV and Fortis N.V. as Co-obligors.
The FRESH securities are subordinated to all other loans, subordinated loans and preference shares, but rank senior to ordinary shares. The principal amount of the securities will not be repaid in cash. The sole recourse of the holders of the FRESH securities against any of the co-obligors with respect to the principal amount is equal to 39.682.540 shares that Fortfinlux S.A. has pledged in favour of such holders.

The FRESH securities have no maturity date, but may be exchanged into Fortis shares at a price of EUR 31.50 per share at the discretion of the holder.

From 7 May 2009, the bonds will be automatically exchanged into Fortis shares if the price of the Fortis share is equal to or higher than EUR 47.25 on twenty successive trading days.

The FRESH securities are recorded in the balance sheet at 31 December as follows:

	2006	2005
Equity component	**266**	**266**
Liability component		
Balance at 1 January	1,048	988
Interest expense	114	104
Interest paid	(54)	(44)
Balance at 31 December	**1,108**	**1,048**

The net amounts collected were separated into a liability and an equity component at the date of issuance of the FRESH securities. The equity component is related to the embedded derivative included in the FRESH securities. The liability component was calculated based on the net discounted value of the expected cash flows related to the instrument. The difference between the amounts collected and the liability component forms the equity component and is reported net of deferred tax. The issuing cost has been allocated pro rata to the equity and liability component.

29.2 Other hybrid and Tier 1 liabilities

Other hybrid and Tier 1 liabilities consist of:

- redeemable perpetual cumulative debt securities with a nominal amount of EUR 1,000 million issued by Fortis Bank in 2001, at an interest rate of 6.50% until 26 September 2011 and 3-month Euro Reference Rate + 2.37% thereafter
- directly issued perpetual securities with a nominal amount of EUR 1,000 million issued by Fortis Bank in 2004, at an interest rate of 4.625% until 27 October 2014 and 3-month Euro Reference Rate + 1.70% thereafter
- non-cumulative guaranteed trust capital securities with a nominal amount of EUR 650 million issued through Fortis Capital Funding LP and three U.S. capital funding trusts in 1999, of which EUR 250 million at fixed rate conditions and EUR 400 million at floating rate conditions
- non-cumulative non-voting perpetual preference shares with a nominal amount of EUR 450 million issued by Fortis Capital Company Limited in 1999, at an interest rate of 6.25% until 29 June 2009 and 3-month Euribor + 2.60% thereafter
- perpetual securities with a nominal amount of EUR 500 million issued by Fortis Hybrid Financing in 2006, at an interest rate of 5.125% until 20 June 2016 and 3-month EURIBOR + 2.00% thereafter.

Non-cumulative guaranteed trust capital securities

To strengthen the capital basis of its insurance business, in April 1999 Fortis issued non-cumulative guaranteed trust capital securities for an amount of EUR 650 million through Fortis Capital Funding LLP, a special purpose vehicle established in the United States. Fortis Capital Funding LLP is only authorised to hold debt or other securities owed by Fortis entities. The trust capital securities are guaranteed by the Fortis parent companies and have a perpetual maturity, but after ten years Fortis has the option to redeem the security for cash on any distribution date.

The issue was composed of three tranches:

- a tranche of EUR 400 million with a variable coupon of 3-month Euribor + 1.30% for the first ten years and a coupon of 3-month Euribor plus 2.30% in subsequent years
- a tranche of EUR 200 million, with a fixed coupon of 5.50% for the first ten years, and a coupon of 3-month Euribor + 2.30% in subsequent years
- a tranche of EUR 50 million with a fixed coupon of 6.25% per year for the entire duration of the instrument which is classified as minority interest (see note 5).

Non-cumulative non-voting perpetual preference shares

In June 1999 Fortis issued non-cumulative non-voting perpetual preference shares. The regulator considers these preference shares as part of the Tier 1 capital of the bank. The issue was initially composed of two tranches:

- a tranche of EUR 450 million with a fixed coupon of 6.25% for the first ten years, and a variable coupon of 3-month Euribor + 2.60% in subsequent years. After 10 years and once a year in subsequent years Fortis has the opportunity to redeem the instrument for cash on a distribution date.
- a tranche of EUR 200 million with a fixed coupon of 7.00% for the entire duration. Fortis redeemed this tranche in early 2004.

The preference shares have the benefit of a Support Agreement, pursuant to which Fortis Bank, Fortis Bank Nederland (Holding) N.V., Fortis N.V. and Fortis SA/NV (the 'Supporting Companies') jointly and severally agree to contribute to Fortis Capital Limited any additional funds necessary to allow it to pay dividends on the preference shares in the event that any of the Supporting Companies pays a dividend on its ordinary or preference shares in the same financial year. Under this arrangement, the payment of any dividend by any of the Supporting Companies on its own capital stock would automatically trigger a full or proportional dividend entitlement for the investors in the hybrid securities, with full recourse against the Supporting Companies. This could theoretically lead to a situation where, even if the Supporting Companies were to have sufficient aggregate distributable reserves to pay a dividend on their own capital stock, this payment would trigger a payment obligation under the Support Agreement for which their distributable reserves would not be adequate.

As a condition for its acceptance of the hybrid securities constituting Tier 1 capital of Fortis Bank, the supervisory authorities have therefore requested that appropriate measures be put in place to ensure that any payments to be made by Fortis SA/NV or Fortis Bank under the Support Agreement as triggered by a dividend payment on their own shares be capped to the level of the aggregate distributable reserves of the Supporting Companies. To meet this condition, the Board of Directors has decided that Fortis SA/NV will not declare a dividend on its ordinary shares or on its preference shares or other capital instruments (if applicable) unless the aggregate of the distributable reserves of the Supporting Companies is sufficient to cover all dividend payments relating to their respective ordinary shares, preference shares or other capital instruments, as well as any amounts payable in the same financial year pursuant to their obligations under the Support Agreement.

Hybrid securities directly issued by Fortis Bank

In 2001 and 2004, Fortis Bank directly issued perpetual hybrid debt securities with a nominal amount of in each case EUR 1,000 million. Both issues share very similar features. They are redeemable in whole and not in part, at the option of the issuer after ten years. The securities benefit from a support agreement entered into by Fortis SA/NV and Fortis N.V.

Hybrid securities issued by Fortis Hybrid Financing

In 2006, Fortis incorporated a special purpose company named 'Fortis Hybrid Financing' in the form of a Luxembourg limited liability company.

Its sole purpose is to provide a vehicle for raising solvency capital for Fortis SA/NV and Fortis N.V. and the operating companies of the Fortis group by issuance of securities which will rank pari passu among themselves, and investing the proceeds thereof in instruments (other than ordinary share capital) issued by any of the Fortis operating companies (in banking or insurance) that qualify as solvency for such group entity.

Fortis Hybrid Financing launched a first issue of perpetual securities with a nominal amount of EUR 500 million in June 2006. The perpetual securities are not redeemable at the option of the holders but only at the option of the issuer after ten years.

The securities have the benefit of a support agreement and subordinated guarantee entered into by Fortis SA/NV and Fortis N.V.

29.3 Other subordinated liabilities

Other subordinated liabilities include perpetual loans denominated in various currencies (2006: EUR 436 million; 2005 EUR 968 million) with an average interest rate of 5.3% (2005: 5.4 %).

Fortis has designated selected subordinated liabilities and corresponding investments to be valued at fair value through profit or loss, reducing an accounting mismatch.

Fortis hedges interest rate risk of fixed rate subordinated liabilities on a portfolio basis (macro hedging) using interest rate swaps. The hedged liabilities are subordinated issues with the following features:

- denominated in local currency (euro)
- fixed term to maturity
- fixed principal amounts
- fixed interest payment dates
- does not contain interest rate options or embedded derivatives
- accounted for on an amortised cost basis.

Subordinated liabilities with these features form the portfolio of liabilities on the basis of which the hedged item is designated. Subordinated liabilities included in a portfolio hedge of interest rate risk need to share the risk being hedged. The cash flows are allocated to monthly time buckets based on contractual maturity dates.

The hedging instruments are plain vanilla interest rate swaps entered into with external counterparties at market rates prevailing at the time of the transaction.

Changes in the fair value of the subordinated liabilities which are attributable to the hedged interest rate risk are recorded in the line Fair value adjustment from hedge accounting in order to adjust the carrying amount of the subordinated liabilities. The difference between the fair value and the carrying value of the hedged subordinated liabilities at designation of the hedging is amortised over the remaining life of the hedged item and is reported in Fair value adjustment from hedge accounting.

The nominal value of the Subordinated liabilities held at fair value through profit or loss was EUR 1,271 million at 31 December 2006 (2005: EUR 1,208 million).

30 Other borrowings

The table below shows the components of Other borrowings at 31 December.

	2006	*2005*	*2004*
Finance lease obligations	33	39	46
Private loans	518	649	861
Deposits related to margin accounts and collateral	895	331	255
Other	703	681	1,699
Total other borrowings	**2,149**	**1,699**	**2,861**

Finance lease obligations

Fortis's obligations under finance lease agreements are detailed in the table below.

	Minimum lease payments			*Present value minimum lease payments*		
	2006	*2005*	*2004*	*2006*	*2005*	*2004*
Not later than 3 months	3	3	3	3	2	3
Later than 3 months and not later than 1 year	9	7	7	8	7	6
Later than 1 year and not later than 5 years	21	30	38	18	26	33
Later than 5 years	6	5	8	4	4	4
Total	**39**	**45**	**56**	**33**	**39**	**46**
Future finance charges	6	6	10			

Other

Other borrowings, excluding finance lease obligations, are classified by remaining maturity in the table below.

	2006	*2005*	*2004*
Not later than 3 months	1,202	1,145	1,545
Later than 3 months and not later than 1 year	168	74	102
Later than 1 year and not later than 5 years	421	87	226
Later than 5 years	325	355	942
Total	**2,116**	**1,661**	**2,815**

31 Provisions

The table below shows the breakdown of Provisions at 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Credit commitments	229	1		230
Restructuring	133	16		149
Other	355	83		438
Total provisions	**717**	**100**		**817**
31 December 2005				
Credit commitments	230		1	231
Restructuring	204	23		227
Other	361	88		449
Total provisions	**795**	**111**	**1**	**907**
31 December 2004				
Credit commitments	193			193
Restructuring	99	1		100
Other	396	163		559
Total provisions	**688**	**164**		**852**

Provisions for credit commitments are allowances covering credit risk on Fortis's credit commitments recorded off-balance that have been individually or on a portfolio basis identified as impaired. The amount of the impairment is the present value of the cash flows, which Fortis expects to be required to settle its commitment.

Restructuring provisions cover the costs of restructuring plans for which implementation has been formally announced by Fortis's management. Restructuring provisions are related to the integration of recently acquired entities and to the further streamlining of the global Fortis organisation and infrastructure. Restructuring provisions include allowances for staff and other operating expenses.

The provisions for early departure programmes are based on the arrangements in the collective labour agreements. The provisions are set up when the collective labour agreements are finalised and the cash outflows are in line with the terms of the collective labour agreements. The provision for the plan to upgrade the quality of management, announced at the end of 2005, had a timescale of one year and the utilisation of this provision mainly explains the decrease in restructuring provisions in 2006.

Other provisions consist of provisions for:

- tax litigations
- legal litigation, and
- joint ventures.

The tax and legal litigation provisions are based on best estimates available at the year end based on the opinion of legal and tax advisors. The timing of the outflow of cash related to these provisions is by nature uncertain given the unpredictability of the outcome and the time involved in concluding litigations.

The provision for joint ventures concerns joint ventures with a negative IFRS net equity. No cash outflows are expected. The provision amounted to EUR 53 million at 31 December 2006 (31 December 2005: EUR 22 million).

Changes in Provisions during the year are as follows:

	Credit commitments	*Restructuring*	*Other*	*Total*
At 1 January 2005	**193**	**100**	**559**	**852**
Acquisition and divestment of subsidiaries	12	1	41	54
Increase of provisions	138	177	131	446
Reversal of unused provisions	(112)	(18)	(104)	(234)
Utilised during the year	(5)	(47)	(79)	(131)
Accretion of interest		1		1
Foreign exchange differences	3		2	5
Other	2	13	(101)	(86)
At 31 December 2005	**231**	**227**	**449**	**907**
Acquisition and divestment of subsidiaries				
Increase of provisions	75	60	82	217
Reversal of unused provisions	(100)	(36)	(43)	(179)
Utilised during the year		(116)	(37)	(153)
Accretion of interest		1		1
Foreign exchange differences	(6)		(6)	(12)
Other	30	13	(7)	36
At 31 December 2006	**230**	**149**	**438**	**817**

32 Current and deferred tax liabilities

The table below summarises the tax position at 31 December:

			2006			2005			2004
	Current	*Deferred*	*Total*	*Current*	*Deferred*	*Total*	*Current*	*Deferred*	*Total*
Assets	470	991	1,461	430	1,500	1,930	792	1,653	2,445
Liabilities	1,369	1,364	2,733	1,201	2,428	3,629	1,098	2,366	3,464

Tax assets are included under Accrued interest and other assets (see note 23).

The components of deferred tax assets and deferred tax liabilities at 31 December are shown on the next page.

	Balance sheet			Income statement		
	2006	2005	2004	2006	2005	2004
Deferred tax assets:						
Assets held for trading (trading securities/derivative financial instruments/other assets held for trading)	148	225	129	(79)	95	56
Liabilities held for trading (short security sales/ derivative financial instruments/other liabilities held for trading)	138	432	1,013	(295)	(507)	413
Investments (Held to maturity/Available for sale)	15	8	21	(2)	(9)	6
Investment property	5	24	31	(19)	(2)	(2)
Property, plant and equipment	41	34	58	13	(31)	27
Intangible assets (excluding goodwill)	3	2	9	1		1
Insurance policy and claim reserves	657	563	520	231	(12)	41
Due from customers	152	107	87	51	1	8
Impairments on loans	227	163	30	66	61	(28)
Debt certificates and subordinated liabilities	21	51	36	(29)	37	5
Provisions for pensions and post-retirement benefits	390	431	381	(42)	44	(11)
Other provisions	174	612	620	(401)	27	(42)
Accrued expenses and deferred income	27	6	24	21	(6)	4
Unused tax losses	333	172	135	161	21	(73)
Other	234	516	331	(299)	162	141
Gross deferred tax assets	**2,565**	**3,346**	**3,425**	**(622)**	**(119)**	**546**
Unrecognised deferred tax assets	(131)	(107)	(85)	(21)	(29)	2
Net deferred tax assets	**2,434**	**3,239**	**3,340**	**(643)**	**(148)**	**548**
Deferred tax liabilities related to:						
Assets held for trading (trading securities/derivative financial instruments/other assets held for trading)	133	181	382	8	217	(82)
Liabilities held for trading (short security sales/ derivative financial instruments/other liabilities held for trading)	1	5	50	5	48	14
Investments (Held to maturity/Available for sale)	645	1,827	1,742	68	67	(83)
Investment property	74	267	246	196	(5)	
Property, plant and equipment	543	376	276	(167)	12	(10)
Intangible assets (excluding goodwill)	145	22	1	(115)	3	14
Due from customers	113	167	125	54	(41)	(16)
Impairments on loans	8	21	34	13	(2)	(14)
Debt certificates and subordinated liabilities	26	49	45	23	(8)	(27)
Other provisions	125	116	80	(7)	(54)	(2)
Deferred policy acquisition costs	174	214	245	39	28	32
Deferred expense and accrued income	67	13	39	(53)	(25)	(14)
Tax exempt realised reserves	52	58	47	5	(10)	
Other	701	851	741	202	(41)	(283)
Total deferred tax liabilities	**2,807**	**4,167**	**4,053**	**271**	**189**	**(471)**
Deferred tax income (expense)				**(372)**	**41**	**77**
Net deferred tax	**(373)**	**(928)**	**(713)**			

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same taxation authority. The amounts offset in the balance sheet are:

	2006	*2005*	*2004*
Deferred tax asset	991	1,500	1,653
Deferred tax liability	1,364	2,428	2,366
Net deferred tax	**(373)**	**(928)**	**(713)**

At 31 December 2006, the aggregate deferred and current tax relating to items that are charged to equity amounts to EUR 617 million and EUR 1 million respectively (2005: EUR 1,543 million respectively EUR 4 million negative).

Deferred tax liabilities of EUR 76 million (2005: EUR 77 million) have not been recognised for withholding and other income taxes that would be payable on the unremitted earnings of certain subsidiaries and associates as such amounts are permanently reinvested. Such unremitted earnings totaled EUR 8,990 million (2005: EUR 7,942 million).

Deferred tax assets are recognised to the extent that it is probable that there will be sufficient future taxable profit against which the deferred tax asset can be utilised. No deferred tax assets have been recognised on unused tax losses and unused tax credits of EUR 416 million (2005: EUR 351 million) that can be carried forward unlimited in time.

Deferred tax assets depending on future taxable profits in excess of profits arising from the reversal of existing taxable temporary differences amount to EUR 30 million (2005: EUR 13 million) and have been recognised based on the expectation that sufficient taxable income will be generate in future years to utilise these deferred tax assets.

33 Accrued interest and other liabilities

The composition of Accrued interest and other liabilities at 31 December is as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
31 December 2006				
Deferred revenues	597	12		609
Accrued interest expense	24,439	208	(91)	24,556
Accrued other expenses	1,859	88	(9)	1,938
Derivatives held for hedging purposes	196	1	(2)	195
Pension liabilities	2,263	766	(89)	2,940
Other employee benefit liabilities	1,107	291	113	1,511
Accounts payable	869	280		1,149
Due to agents, policyholders and intermediaries	2	1,160	(1)	1,161
VAT and other taxes payable	118	77	5	200
Dividends payable	8		25	33
Due to reinsurers		173		173
Other liabilities	16,018	1,452	15	17,485
Total	**47,476**	**4,509**	**(34)**	**51,951**
31 December 2005				
Deferred revenues	531	36	(1)	566
Accrued interest expense	19,231	201	(131)	19,301
Accrued other expenses	1,168	86	(8)	1,246
Derivatives held for hedging purposes	1,842			1,842
Pension liabilities	2,120	726	(68)	2,778
Other employee benefit liabilities	1,158	364	114	1,636
Accounts payable	1,326	197	6	1,529
Due to agents, policyholders and intermediaries	12	1,107	(2)	1,117
VAT and other taxes payable	86	85	4	175
Dividends payable	5		23	28
Due to reinsurers		156		156
Other liabilities	13,241	1,456	(60)	14,637
Total	**40,720**	**4,414**	**(123)**	**45,011**
31 December 2004				
Deferred revenues	1,090	45		1,135
Accrued interest expense	18,131	203	(55)	18,279
Accrued other expenses	1,011	148		1,159
Derivatives held for hedging purposes	102			102
Pension liabilities	1,878	744	57	2,679
Other employee benefit liabilities	258	183	(8)	433
Accounts payable	1,758	186	11	1,955
Due to agents, policyholders and intermediaries	16	806	(3)	819
VAT and other taxes payable	212	87	2	301
Dividends payable	5		17	22
Due to reinsurers		125		125
Other liabilities	15,007	1,138	(121)	16,024
Total	**39,468**	**3,665**	**(100)**	**43,033**

Derivatives held for hedging purposes contains the negative fair value of all derivatives qualifying as hedging instruments in fair value hedges and in cash flow hedges. The hedging strategies are further explained in note 7.

Further details on pension liabilities can be found in note 9. Other employee-benefit liabilities relate to, among other things, other post-employment benefits (see note 9), social-security charges, termination benefits and accrued-vacation days.

All purchases and sales of financial assets requiring delivery within the time frame established by regulation or market convention are recognised on the trade date, i.e. the date when Fortis becomes a party to the contractual provisions of the instrument. The line Other liabilities contains balancing temporary amounts between trade date and settlement date.

34 Derivatives

Derivatives include forwards, futures, swaps and option contracts, all of which derive their value from underlying interest rates, foreign exchange rates, commodity values, equity instruments or credit instruments.

A derivative contract may be traded either on an exchange or over-the-counter ('OTC'). Exchange traded derivatives, which include futures and option contracts, are standardised and generally do not involve significant counterparty risk due to the margin requirements of the individual exchanges. OTC derivative contracts are individually negotiated between contracting parties. Financial instruments can also include embedded derivatives, i.e. components of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary, similar to a stand-alone derivative.

The notional amounts of derivative contracts are not recorded in the balance sheet as assets or liabilities and do not represent the potential for gain or loss associated with such transactions. The exposure to the credit risk associated with counterparty non-performance is limited to the positive fair value of the derivative contracts.

Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest rate payments. Fortis uses interest rate swaps to modify the interest rate characteristics of certain assets and liabilities. For example, based on long-term debt, an interest rate swap can be entered into to convert a fixed interest rate instrument into a floating interest rate instrument, in order to reduce the interest rate mismatch. Fortis also uses interest rate swaps to hedge the risk of price fluctuations of the trading securities.

Interest rate futures are exchange traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price.

Interest rate forward agreements are OTC derivative instruments in which two parties agree on an interest rate and period which serve as a reference point in determining a net payment to be made by one party to the other, depending on the prevailing market rate at a future point in time.

Interest rate options are interest rate protection instruments that if exercised, involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between current rate and an agreed upon rate applied to a notional amount. Exposure to losses on all interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate.

Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final payments in different currencies. The value of swap contracts depends upon their maturity dates, interest and foreign exchange rates, and the timing of payments.

Foreign exchange contracts, which include spot, forward and future contracts, represent agreements to exchange payments in different foreign currencies at an agreed exchange rate, on an agreed settlement date. These contracts are used to hedge net capital and foreign exchange exposure.

Foreign exchange option contracts are similar to interest rate option contracts, the difference being that they are based on currency exchange rates rather than interest rates. The value of these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate.

In exchange–traded foreign exchange contracts, exposure to off–balance sheet credit risk is limited, as these transactions are executed on organised exchanges that assume the obligations of counterparties and generally require security deposits and daily settlement of margins.

A commodity forward or future contract is a contract where the underlying is a commodity. A commodity swap is a swap where exchanged cash flows are dependent on the price of an underlying commodity. A commodity option is an option either to buy or to sell a commodity contract at a fixed price until a specified date.

Credit derivatives allow credit risk to be isolated from all other risks as well as from the instrument with which it is associated, so that the credit risk can be passed from one party to another. In a credit default swap, the buyer/beneficiary pays a premium and acquires the right to sell back a reference bond to the seller/guarantor if a credit event occurs.

A total return swap is a contract in which the beneficiary agrees to pay the guarantor the total return on the reference asset, which consists of all contractual payments as well as any appreciation in the market value of the reference asset.

Equity derivatives include equity swaps, options, futures and forward contracts. An equity swap is a swap in which the cash flows that are exchanged are based on the total return on a stock market index or on individual equity securities and an interest rate (either a fixed rate or a floating rate). Equity (or stock) options give the right to buy (in the case of a call option) or to sell (in the case of a put option) a fixed number of shares of a company, at a given price, before or on a specified date.

34.1 Derivatives held for trading

The Derivatives held for trading at 31 December are composed of the following:

	Assets		Liabilities	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
2006				
Foreign exchange contracts				
Forwards and futures	702	164,373	680	164,545
Interest and currency swaps	308	15,472	248	15,232
Options	323	53,551	284	52,894
Total	**1,333**	**233,396**	**1,212**	**232,671**
Interest rate contracts				
Forwards and futures	13	14,659	13	13,194
Swaps	11,093	1,296,418	12,863	1,296,483
Options	5,564	616,084	5,533	611,557
Total	**16,670**	**1,927,161**	**18,409**	**1,921,234**
Commodity contracts				
Forwards and futures	553	12,245	463	11,706
Swaps	92	924	64	994
Options	249	544	247	577
Total	**894**	**13,713**	**774**	**13,277**
Equity/Index contracts				
Forwards and futures	2	2,946		4,995
Swaps	554	9,339	277	21,215
Options and warrants	1,905	18,586	3,256	28,394
Total	**2,461**	**30,871**	**3,533**	**54,604**
Credit derivatives				
Swaps	**132**	**15,341**	**192**	**17,320**
Other	**55**	**323**	**266**	**481**
Balance at 31 December 2006	**21,545**	**2,220,877**	**24,386**	**2,239,587**
Fair values supported by observable market data	1,287		1,124	
Fair values obtained using a valuation model	20,258		23,262	
Total	**21,545**		**24,386**	
OTC	21,010	2,185,009	24,065	2,195,470
Exchange traded	535	35,868	321	44,117
Total	**21,545**	**2,220,877**	**24,386**	**2,239,394**

	Assets		Liabilities	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
2005				
Foreign exchange contracts				
Forwards and futures	495	233,902	358	233,888
Interest and currency swaps	616	14,508	575	14,012
Options	348	50,322	279	49,086
Total	**1,459**	**298,732**	**1,212**	**296,986**
Interest rate contracts				
Forwards and futures	34	24,082	19	30,877
Swaps	12,340	1,302,494	13,412	1,289,358
Options	7,115	434,091	6,969	423,556
Total	**19,489**	**1,760,667**	**20,400**	**1,743,791**
Commodity contracts				
Forwards and futures		2	1	14
Swaps	21	209	12	209
Options	118	639	129	602
Total	**139**	**850**	**142**	**825**
Equity/Index contracts				
Forwards and futures		447	19	2,245
Swaps	408	9,381	93	11,751
Options and warrants	1,998	13,011	2,591	16,596
Total	**2,406**	**22,839**	**2,703**	**30,592**
Credit derivatives				
Swaps	**236**	**17,397**	**159**	**4,795**
Other	**60**	**1,007**	**187**	**696**
Balance at 31 December 2005	**23,789**	**2,101,492**	**24,803**	**2,077,685**
Fair values supported by observable market data	1,685		666	
Fair values obtained using a valuation model	22,104		24,137	
Total	**23,789**		**24,803**	
OTC	23,632	2,074,973	24,677	2,046,691
Exchange traded	157	26,519	126	30,994
Total	**23,789**	**2,101,492**	**24,803**	**2,077,685**

	Assets		*Liabilities*	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
2004				
Foreign exchange contracts				
Forwards and futures	1,324	230,509	1,396	230,176
Interest and currency swaps	615	12,969	636	12,570
Options	354	41,238	243	40,744
Total	**2,293**	**284,716**	**2,275**	**283,490**
Interest rate contracts				
Forwards and futures	68	42,111	50	36,040
Swaps	11,803	3,230,155	14,198	3,228,285
Options	5,197	407,149	5,320	391,835
Total	**17,068**	**3,679,415**	**19,568**	**3,656,160**
Commodity contracts				
Options	**30**	**247**	**26**	**177**
Equity/Index contracts				
Forwards and futures	52	443		1,919
Options and warrants	2,342	9,258	4,881	12,352
Total	**2,394**	**9,701**	**4,881**	**14,271**
Credit derivatives				
Options	**152**	**14,889**	**94**	**5,615**
Other	**382**	**294**	**226**	**312**
Balance at 31 December 2004	**22,319**	**3,989,262**	**27,070**	**3,960,025**
Fair values supported by observable market data	1,731		3,722	
Fair values obtained using a valuation model	20,588		23,348	
Total	**22,319**		**27,070**	
OTC	21,989	3,977,486	26,898	3,949,213
Exchange traded	330	11,776	172	10,812
Total	**22,319**	**3,989,262**	**27,070**	**3,960,025**

34.2 Derivatives held for hedging purposes

The Derivatives held for hedging are mainly related to fair value hedges. Fortis uses derivatives, principally interest rate swaps, for hedging purposes in the management of its own asset and liability portfolios and structural positions. This enables Fortis to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

Hedging derivatives at 31 December are shown below.

	Assets		*Liabilities*	
	Fair values	*Notional amount*	*Fair values*	*Notional amount*
2006				
Foreign exchange contracts				
Forwards and futures	10	65	10	67
Interest and currency swaps	1	431	3	432
Total	**11**	**496**	**13**	**499**
Interest rate contracts				
Swaps	537	51,035	182	51,027
Options				
Total	**537**	**51,035**	**182**	**51,027**
Balance at 31 December 2006	**548**	**51,531**	**195**	**51,526**
Fair values supported by observable market data	478		32	
Fair values obtained using a valuation model	70		163	
Total	**548**		**195**	
OTC	548	51,531	195	51,526

	Assets		Liabilities	
	Fair values	Notional amount	Fair values	Notional amount
2005				
Foreign exchange contracts				
Forwards and futures	13	123	14	124
Interest and currency swaps	83	826	91	826
Total	**96**	**949**	**105**	**950**
Interest rate contracts				
Swaps	219	43,504	1,737	43,508
Options	1	720		
Total	**220**	**44,224**	**1,737**	**43,508**
Balance at 31 December 2005	**316**	**45,173**	**1,842**	**44,458**
Fair values supported by observable market data	302		1,290	
Fair values obtained using a valuation model	14		552	
Total	**316**		**1,842**	
OTC	316	45,173	1,842	44,458

	Assets		Liabilities	
	Fair values	Notional amount	Fair values	Notional amount
2004				
Foreign exchange contracts				
Interest and currency swaps		113	5	119
Interest rate contracts				
Swaps	5	4,625	97	4,636
Balance at 31 December 2004	**5**	**4,738**	**102**	**4,755**
Fair values supported by observable market data	5		102	
OTC	5	4,738	102	4,755

35 Fair values of financial assets and financial liabilities

The following table presents the carrying amounts and fair values of those classes of financial assets and financial liabilities not reported on the Fortis consolidated balance sheet at their fair value. A description of the methods used to determine the fair value of financial instruments is given below.

	2006		2005		2004	
	Carrying value	*Fair value*	*Carrying value*	*Fair value*	*Carrying value*	*Fair value*
Assets						
Cash and cash equivalents	20,413	20,416	21,822	21,734	25,020	25,014
Due from banks	90,131	90,300	81,002	81,388	64,197	64,268
Due from customers	286,459	290,004	280,759	285,792	227,834	230,747
Investments held to maturity	4,505	4,642	4,670	4,841	4,721	4,956
Reinsurance and other receivables	9,187	9,183	9,557	9,520	6,545	6,536
Total financial assets	**410,695**	**414,545**	**397,810**	**403,275**	**328,317**	**331,521**
Liabilities						
Due to banks	177,481	177,482	175,183	175,621	121,037	121,593
Due to customers	259,258	258,739	259,064	258,572	224,583	224,256
Debt certificates	90,686	90,833	77,266	78,223	71,777	72,251
Subordinated liabilities	15,375	15,711	13,757	13,196	13,345	12,702
Other borrowings	2,149	2,199	1,699	1,579	2,861	2,751
Total financial liabilities	**544,949**	**544,964**	**526,969**	**527,191**	**433,603**	**433,553**

Fair value is the amount for which an asset could be exchanged, a liability settled or an equity instrument granted could be exchanged between knowledgeable, willing parties in an arm's length transaction.

Fortis uses the following methods, in the order listed, in determining the fair value of financial instruments:
- quoted price in an active market
- valuation techniques
- cost.

When a financial instrument is traded in an active and liquid market, its quoted market price or value provides the best evidence of fair value. No adjustment is made to the fair value of large holdings of shares, unless there is a binding agreement to sell the shares at a price other than the market price. The appropriate quoted market price for an asset held or a liability to be issued is the current bid price, and for an asset to be acquired or a liability held, the ask price. Mid-market prices are used as a basis for establishing fair values of assets and liabilities with offsetting market risks.

If no active market price is available, fair values are estimated using present value or other valuation techniques based on market conditions existing at the reporting date. If there is a valuation technique commonly used by market participants to price an instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, Fortis applies that technique.

Valuation techniques that are well established in financial markets include recent market transactions, discounted cash flows and option pricing models. An acceptable valuation technique incorporates all factors that market participants would consider in setting a price, and should be consistent with accepted economic methodologies for pricing financial instruments.

The basic principles in estimating fair value are:
- maximise market inputs and minimise internal estimates and assumptions
- change estimation techniques only if an improvement can be demonstrated or if a change is necessary because of changes in the availability of information.

The fair value presented is the 'clean' fair value, which is the total fair value or 'dirty' fair value less interest accruals. Interest accruals are reported separately.

Methods and assumptions used in determining fair value are largely dependent on whether the instrument is traded on financial markets and what information is available to be incorporated into the valuation models. A summary of different financial instrument types along with the fair value treatment is included below.

Quoted market prices are used for financial instruments traded on a financial market with price quotations.

Non-exchange-traded financial instruments are often traded in over-the-counter (OTC) markets by dealers or other intermediaries from whom market prices are obtainable.

Quotations are available from various sources for many financial instruments traded regularly in the OTC market. Those sources include the financial press, various quotation publications and financial reporting services, and individual market makers.

Quoted market prices provide the most reliable fair value for derivatives traded on a recognised exchange. Fair value for derivatives not traded on a recognised exchange is considered to be the value that could be realised through termination or assignment of the derivative.

Common valuation methodologies for an interest rate swap incorporate a comparison of the yield of the swap with the current swap yield curve. The swap yield curve is derived from quoted swap rates. Dealer bid and offer quotes are generally available for basic interest rate swaps involving counterparties whose securities are investment-grade.

Factors that influence the valuation of an individual derivative include the counterparty's credit standing and the complexity of the derivative. If these factors differ from the basic factors underlying the quote, an adjustment to the quoted price may be considered.

The fair value (FV) calculation of financial instruments not actively negotiated on financial markets can be summarised as follows:

Instrument type	Fortis products	FV calculation
Instruments with no stated maturity	Current accounts, saving accounts, etc.	Nominal value.
Instruments without optional features	Straight loans, deposits, etc.	Discounted cash flow methodology; discounting yield curve is the swap curve plus spread (assets) or the swap curve minus spread (liabilities); spread is based on commercial margin computed based on the average on new production during last 3 months.
Instruments with optional features	Mortgage loans and other instruments with option features	Product is split and linear (non-optional) component is valued using a discounted cash flow methodology and option component valued based on option pricing model.
Subordinated loans	Subordinated loans	Discounted cash flow methodology in which spread is based on subordination cost for Fortis based on market quotations.
Private equity	Private equity and non-quoted participations investments	In general based on the European Venture Capital Association valuation guidelines, using amongst others Enterprise Value/EBITDA, Price/Cash flow and Price/Earnings.
Preference shares (non-quotes)	Preference shares	If the share is characterised as a debt instrument, a discounted cash flow model is used.

Fortis has a policy in place aimed at quantifying and monitoring pricing uncertainties related to the calculation of fair values using valuation techniques and internal models. Related uncertainties are a feature of the 'model risk' concept.

Model risk arises when the product pricing requires valuation techniques which are not yet standardised or for which input data cannot be directly observed in the market, leading to assumptions on the input data themselves.

The development of new, sophisticated products in the market has resulted in the development of mathematical models to price them. These models in turn depend on assumptions regarding the stochastic behaviour of underlying variables, numerical algorithms and other possible approximations needed to replicate the complexity of the financial instruments.

Furthermore, the underlying hypotheses of a model depend on the general market conditions (e.g. specific interest rates, volatilities) prevailing at the time it is developed. There is no guarantee that the model will continue to yield adequate results should market conditions change drastically.

Any related model uncertainty is quantified as accurately as possible and is the basis in adjusting the fair value calculated by the valuation techniques and internal models.

Notes to the income statement

36 Interest income

The breakdown of Interest income by type of product for the year ended 31 December is shown below.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2006				
Interest income				
Interest income on cash equivalents	677	79	(74)	682
Interest income on due from banks	4,947	140	(150)	4,937
Interest income on investments	5,536	2,095	(88)	7,543
Interest income on due from customers	15,578	495	(202)	15,871
Interest income on derivatives held for trading	40,563	106	(245)	40,424
Other interest income	2,896	252	(22)	3,126
Total interest income	**70,197**	**3,167**	**(781)**	**72,583**
2005				
Interest income				
Interest income on cash equivalents	507	30	(30)	507
Interest income on due from banks	3,351	137	(125)	3,363
Interest income on investments	4,620	1,903	(81)	6,442
Interest income on due from customers	11,728	525	(78)	12,175
Interest income on derivatives held for trading	42,527	92	(215)	42,404
Other interest income	1,962	16	(24)	1,954
Total interest income	**64,695**	**2,703**	**(553)**	**66,845**
2004				
Interest income				
Interest income on cash equivalents	574	184	(81)	677
Interest income on due from banks	3,001	42	(66)	2,977
Interest income on investments	3,911	1,673	48	5,632
Interest income on due from customers	9,333	618	(98)	9,853
Interest income on derivatives held for trading	34,605	10	(406)	34,209
Other interest income	929		(54)	875
Total interest income	**52,353**	**2,527**	**(657)**	**54,223**

37 Insurance premiums

The following table provides an overview of gross Insurance premiums earned for the year ended 31 December.

	2006	*2005*	*2004*
Life insurance	9,147	8,256	6,609
Non-life insurance	4,936	4,788	4,546
Other insurance and eliminations	(34)	(64)	519
Total gross earned premiums from Insurance activities	**14,049**	**12,980**	**11,674**
Insurance premiums earned from Banking activities	12	13	16
Eliminations	(77)	(74)	(114)
Total gross earned premiums	**13,984**	**12,919**	**11,576**

The table below shows the details of Life insurance premiums for the year ended 31 December.

	2006	*2005*	*2004*
Unit-linked insurance contracts			
Single written premiums	58	52	77
Periodic written premiums	175	155	187
Group business total	*233*	*207*	*264*
Single written premiums	268	204	332
Periodic written premiums	913	906	708
Individual business total	*1,181*	*1,110*	*1,040*
Total unit-linked insurance contracts	*1,414*	*1,317*	*1,304*
Non unit-linked insurance contracts			
Single written premiums	976	438	314
Periodic written premiums	909	826	745
Group business total	*1,885*	*1,264*	*1,059*
Single written premiums	1,315	960	982
Periodic written premiums	1,136	1,237	1,142
Individual business total	*2,451*	*2,197*	*2,124*
Total non unit-linked insurance contracts	*4,336*	*3,461*	*3,183*
Investment contracts with DPF			
Single written premiums	3,072	2,888	1,638
Periodic written premiums	325	590	484
Total investment contracts with DPF	*3,397*	*3,478*	*2,122*
Total gross premiums Life insurance	**9,147**	**8,256**	**6,609**
Premium inflow recognised in income statement	9,147	8,256	6,609
Premium inflow deposit accounting	2,978	3,225	1,455
Total premium inflow Life insurance	**12,125**	**11,481**	**8,064**
Gross premiums Life business of Other insurance			59
Total	**12,125**	**11,481**	**8,123**

Total premium inflow life insurance is gross premiums received by insurance companies for issued insurance and investment contracts. Premium inflow of insurance contracts and investment contracts with DPF is recognised in income statement. Premium inflow of investment contracts without DPF, mainly unit-linked contracts, is – after deduction of fees – directly recognised as liabilities (deposit accounting). Fees are recognised as fee income in the income statement.

The table below shows the details of Non-life insurance premiums for the year ended 31 December. Premiums for motor, fire and other damage to property and other are grouped in Property & Casualty.

	Accident & Health	*Property & Casualty*	*Total*
2006			
Gross written premiums	1,540	3,493	5,033
Change in unearned premiums, gross	(10)	(87)	(97)
Gross earned premiums	**1,530**	**3,406**	**4,936**
Ceded reinsurance premiums	(192)	(298)	(490)
Reinsurers' share of unearned premiums	(12)	(6)	(18)
Net earned premiums Non-life insurance	**1,326**	**3,102**	**4,428**
2005			
Gross written premiums	1,498	3,277	4,775
Change in unearned premiums, gross	11	2	13
Gross earned premiums	**1,509**	**3,279**	**4,788**
Ceded reinsurance premiums	(166)	(388)	(554)
Reinsurers' share of unearned premiums	(75)	5	(70)
Net earned premiums Non-life insurance	**1,268**	**2,896**	**4,164**
2004			
Gross written premiums	1,436	3,200	4,636
Change in unearned premiums, gross	(38)	(52)	(90)
Gross earned premiums	**1,398**	**3,148**	**4,546**
Ceded reinsurance premiums	(319)	(336)	(655)
Reinsurers' share of unearned premiums	29	1	30
Net earned premiums Non-life insurance	**1,108**	**2,813**	**3,921**
Net earned premiums Non-life business of Other insurance	210	179	389
Total	**1,318**	**2,992**	**4,310**

Below is a breakdown of the Non-life gross earned premiums by reporting segment.

	Accident & Health	*Property & Casualty*	*Total*
2006			
Insurance Netherlands	959	985	1,944
Insurance Belgium	367	886	1,253
Insurance International	204	1,535	1,739
Gross earned premiums Non-life insurance	**1,530**	**3,406**	**4,936**
2005			
Insurance Netherlands	1,003	986	1,989
Insurance Belgium	329	830	1,159
Insurance International	177	1,463	1,640
Gross earned premiums Non-life insurance	**1,509**	**3,279**	**4,788**
2004			
Insurance Netherlands	1,028	1,008	2,036
Insurance Belgium	309	784	1,093
Insurance International	61	1,356	1,417
Gross earned premiums Non-life insurance	**1,398**	**3,148**	**4,546**
Other insurance	224	249	473
Total	**1,622**	**3,397**	**5,019**

38 Dividend and other investment income

This table provides details of Dividend and other investment income for the year ended 31 December.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2006				
Dividend and other investment income				
Dividend income from equity securities	125	271	2	398
Rental income from investment property	56	263		319
Revenues parking garage	1	206		207
Other investment income	18	56	(2)	72
Total dividend and other investment income	**200**	**796**		**996**
2005				
Dividend and other investment income				
Dividend income from equity securities	119	226	(1)	344
Rental income from investment property	54	258	(3)	309
Revenues parking garage		196		196
Other investment income	15	56	(2)	69
Total dividend and other investment income	**188**	**736**	**(6)**	**918**
2004				
Dividend and other investment income				
Dividend income from equity securities	98	179	(13)	264
Rental income from investment property	60	251		311
Revenues parking garage		189		189
Other investment income	20	61		81
Total dividend and other investment income	**178**	**680**	**(13)**	**845**

39 Realised capital gains and losses on investments

For the year ended 31 December, Realised capital gains and losses on investments are broken down as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2006				
Debt securities	76	(34)		42
Equity securities	375	474	(15)	834
Real estate	21	127		148
Subsidiaries, associates and joint ventures	104			104
Other		9		9
Realised capital gains (losses) on investments	**576**	**576**	**(15)**	**1,137**
2005				
Debt securities	530	168		698
Equity securities	90	245	(6)	329
Real estate	54	76		130
Subsidiaries, associates and joint ventures	36	4	443	483
Other	2			2
Realised capital gains (losses) on investments	**712**	**493**	**437**	**1,642**
2004				
Debt securities	397	99		496
Equity securities	55	365	(62)	358
Real estate	22	51		73
Subsidiaries, associates and joint ventures	41	170	457	668
Other	1	(16)		(15)
Realised capital gains (losses) on investments	**516**	**669**	**395**	**1,580**

40 Other realised and unrealised gains and losses

Other realised and unrealised gains and losses as included in the income statement for the year ended 31 December are presented below.

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2006				
Assets/liabilities held for trading	967	(10)	(262)	695
Assets and liabilities held at fair value through profit or loss	140	(10)	302	432
Hedging results	272	(1)	(1)	270
Other	(40)	4	1	(35)
Other realised and unrealised gains and losses	**1,339**	**(17)**	**40**	**1,362**
2005				
Assets/liabilities held for trading	475	13	(98)	390
Assets and liabilities held at fair value through profit or loss	220	2	165	387
Hedging results	199		1	200
Other	(89)	1	(11)	(99)
Other realised and unrealised gains and losses	**805**	**16**	**57**	**878**
2004				
Assets/liabilities held for trading	(1,139)	(12)	106	(1,045)
Assets and liabilities held at fair value through profit or loss	80	20	(182)	(82)
Hedging results	17			17
Other	128	16	26	170
Other realised and unrealised gains and losses	**(914)**	**24**	**(50)**	**(940)**

All gains and losses arising from a change in the fair value of a financial asset or a financial liability, excluding interest accruals recorded under Interest income and Interest expense, are recorded in Other realised and unrealised gains and losses.

Assets and liabilities held for trading, including derivatives held for trading, are acquired principally for the purpose of generating a profit from short-term fluctuations in the price or the dealer's margin. Initial recognition is at acquisition cost, including any transaction costs to acquire the financial instrument. Subsequent measurement is at fair value with changes in fair value recorded in the income statement.

All changes in fair value of the assets and liabilities held at fair value through profit or loss are reported above. This includes unrealised gains and losses from revaluations and realised gains and losses upon derecognition of the assets or liabilities.

Hedging results contain the changes in fair value attributable to the hedged risk – mainly interest-rate risk – of hedged assets and liabilities and the changes in fair value of the hedging instruments.

In the context of portfolio hedges of interest rate risk (macro hedging), the initial difference between the fair value and the carrying value of the hedged item at designation of the hedging relationship is amortised over the remaining life of the hedged item. These amounts are included in Hedging results in the table above.

41 Fee and commission income

Fee and commission income for the year ended 31 December is specified in the table below.

	Banking	Insurance	General (incl. eliminations)	Total
2006				
Fee and commission income				
Securities	926		(1)	925
Insurance, including reinsurance commissions	346	279	(283)	342
Asset management	1,236	38	(9)	1,265
Payment services	465		(1)	464
Guarantees and commitment fees	289			289
Other service fees	322		(11)	311
Other		161	(23)	138
Total fee and commission income	**3,584**	**478**	**(328)**	**3,734**
2005				
Fee and commission income				
Securities	716		(11)	705
Insurance, including reinsurance commissions	239	239	(142)	336
Asset management	958	68	(28)	998
Payment services	437			437
Guarantees and commitment fees	232			232
Other service fees	312	1		313
Other		107	(4)	103
Total fee and commission income	**2,894**	**415**	**(185)**	**3,124**
2004				
Fee and commission income				
Securities	704			704
Insurance, including reinsurance commissions	214	189	(141)	262
Asset management	814	38	(25)	827
Payment services	464			464
Guarantees and commitment fees	189			189
Other service fees	249			249
Other		38		38
Total fee and commission income	**2,634**	**265**	**(166)**	**2,733**

42 Other income

Other income includes the following elements for the year ended 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
2006				
Other income				
Reinsurers' share of claims paid		412		412
Reinsurers' share in change of liabilities		(137)		(137)
Operating lease income	9			9
Gain on sale of buildings held for sale		110		110
Other	251	134	(100)	285
Total other income	**260**	**519**	**(100)**	**679**
2005				
Other income				
Reinsurers' share of claims paid		503		503
Reinsurers' share in change of liabilities		(229)		(229)
Operating lease income	3			3
Gain on sale of buildings held for sale		30		30
Other	256	177	(28)	405
Total other income	**259**	**481**	**(28)**	**712**
2004				
Other income				
Reinsurers' share of claims paid		314		314
Reinsurers' share in change of liabilities		(260)		(260)
Operating lease income	5			5
Gain on sale of buildings held for sale	(3)	96		93
Other	242	171	12	425
Total other income	**244**	**321**	**12**	**577**

43 Interest expenses

The following table shows the breakdown of Interest expenses by product for the year ended 31 December.

	Banking	Insurance	General (incl. eliminations)	Total
2006				
Interest expenses				
Interest expenses due to banks	7,960	176	(161)	7,975
Interest expenses due to customers	9,067	3	(6)	9,064
Interest expenses on debt certificates	3,356		(15)	3,341
Interest expenses on subordinated liabilities	676	80	29	785
Interest expenses on other borrowings	454	80	(215)	319
Interest expenses on liabilities held for trading and derivatives	41,337	101	(264)	41,174
Interest expenses on other liabilities	2,261	125	77	2,463
Total interest expenses	**65,111**	**565**	**(555)**	**65,121**
2005				
Interest expenses				
Interest expenses due to banks	4,808	107	(95)	4,820
Interest expenses due to customers	6,877	3	69	6,949
Interest expenses on debt certificates	2,468		(10)	2,458
Interest expenses on subordinated liabilities	609	100	32	741
Interest expenses on other borrowings	302	78	(111)	269
Interest expenses on liabilities held for trading and derivatives	43,282	65	(248)	43,099
Interest expenses on other liabilities	1,696	152	43	1,891
Total interest expenses	**60,042**	**505**	**(320)**	**60,227**
2004				
Interest expenses				
Interest expenses due to banks	4,375	57	(66)	4,366
Interest expenses due to customers	4,601	95	81	4,777
Interest expenses on debt certificates	1,876		5	1,881
Interest expenses on subordinated liabilities	579	45	150	774
Interest expenses on other borrowings	155	289	(78)	366
Interest expenses on liabilities held for trading and derivatives	35,117	3	(456)	34,664
Interest expenses on other liabilities	1,124	50	(36)	1,138
Total interest expenses	**47,827**	**539**	**(400)**	**47,966**

44 Insurance claims and benefits

The details of Insurance claims and benefits for the year ended 31 December are shown in the table below.

	2006	*2005*	*2004*
Life insurance	9,883	8,591	7,023
Non-life insurance	3,458	3,411	3,472
Other insurance and eliminations	(35)	(58)	392
Total insurance claims and benefits from Insurance activities	**13,306**	**11,944**	**10,887**
Insurance claims and benefits from Banking activities	6	6	26
Eliminations	(161)	(162)	(192)
Total insurance claims and benefits	**13,151**	**11,788**	**10,721**

Details of Life insurance claims and benefits, net of reinsurance, are shown below.

	2006	*2005*	*2004*
Benefits and surrenders, gross	5,733	4,366	3,942
Change in liabilities arising from insurance and investment contracts, gross	4,094	4,175	3,038
Ceded reinsurance premiums	56	50	43
Total Life insurance claims and benefits, gross	**9,883**	**8,591**	**7,023**
Reinsurers' share of claims and benefits	(22)	(36)	303
Total Life insurance claims and benefits, net	**9,861**	**8,555**	**7,326**
Insurance claims and benefits of Life business of Other insurance, net			54
Total	**9,861**	**8,555**	**7,380**

Details of Non-life insurance claims and benefits, net of reinsurance, are shown in the following table.

	2006	*2005*	*2004*
Claims paid, gross	2,678	2,471	2,379
Change in liabilities arising from insurance contracts, gross	272	316	468
Ceded reinsurance premiums	490	554	655
Reinsurers' share of unearned premiums	18	70	(30)
Total Non-life insurance claims and benefits, gross	**3,458**	**3,411**	**3,472**
Reinsurers' share of change in liabilities	20	57	(63)
Reinsurers' share of claims paid	(276)	(299)	(235)
Total Non-life insurance claims and benefits, net	**3,202**	**3,169**	**3,174**
Insurance claims and benefits of Non-life business of Other insurance, net			303
Total	**3,202**	**3,169**	**3,477**

45 Change in impairments

The Changes in impairments for the year ended 31 December are as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2006				
Change in impairments on:				
Cash and cash equivalents	1			1
Due from banks	(3)			(3)
Due from customers	171	7		178
Credit commitments - banks	(5)			(5)
Credit commitments - customers	(19)			(19)
Investments in debt securities	(5)	1		(4)
Investments in equity securities and other	4	11		15
Investment property	2	6		8
Investments in associates and joint ventures				
Reinsurance and other receivables	2	3		5
Property, plant and equipment	3	2		5
Goodwill and other intangible assets		4		4
Accrued interest and other assets	7	2		9
Total change in impairments	**158**	**36**		**194**
2005				
Change in impairments on:				
Cash and cash equivalents	1			1
Due from banks	(3)			(3)
Due from customers	164	7		171
Credit commitments - banks	(6)			(6)
Credit commitments - customers	32			32
Investments in debt securities		2		2
Investments in equity securities and other	14	29		43
Investment property		10		10
Investments in associates and joint ventures	(1)			(1)
Reinsurance and other receivables	4	4		8
Property, plant and equipment	11			11
Goodwill and other intangible assets	3	2		5
Accrued interest and other assets	(10)	(28)		(38)
Total change in impairments	**209**	**26**		**235**
2004				
Change in impairments on:				
Cash and cash equivalents	(2)			(2)
Due from banks	(31)			(31)
Due from customers	187	15		202
Credit commitments - banks	3			3
Credit commitments - customers	52			52
Investments in debt securities	5	(4)		1
Investments in equity securities and other	5	134		139
Investment property	(2)	20		18
Investments in associates and joint ventures	(1)			(1)
Reinsurance and other receivables		7		7
Property, plant and equipment				
Accrued interest and other assets	(8)			(8)
Total change in impairments	**208**	**172**		**380**

46 Fee and commission expenses

The components of Fee and commission expenses for the year ended 31 December are as follows:

	Banking	Insurance	General (incl. eliminations)	Total
2006				
Fee and commission expenses				
Securities	224	7		231
Intermediaries	163	1,416	(236)	1,343
Asset management fees	193	2	(70)	125
Payment services	151			151
Custodian fees	10	5	(1)	14
Other fee and commission expenses	79		(21)	58
Total fee and commission expenses	**820**	**1,430**	**(328)**	**1,922**
2005				
Fee and commission expense				
Securities	131	3		134
Intermediaries	152	1,166	(153)	1,165
Asset management fees	91	18	(18)	91
Payment services	133			133
Custodian fees	10	2		12
Other fee and commission expenses	87	7	(14)	80
Total fee and commission expenses	**604**	**1,196**	**(185)**	**1,615**
2004				
Fee and commission expenses				
Securities	126	2		128
Intermediaries	141	1,126	(138)	1,129
Asset management fees	98	17	(15)	100
Payment services	107	1		108
Custodian fees	7	2		9
Other fee and commission expenses	36	20	(14)	42
Total fee and commission expenses	**515**	**1,168**	**(167)**	**1,516**

47 Depreciation and amortisation of tangible and intangible assets

The Depreciation and amortisation of tangible and intangible assets for the year ended 31 December is as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2006				
Depreciation on tangible assets				
Buildings held for own use	87	30		117
Leasehold improvements	53			53
Investment property	15	67		82
Equipment	144	31		175
Amortisation on intangible assets				
Purchased software	23	11		34
Internally developed software				
VOBA		76		76
Other intangible assets	28	11		39
Depreciation and amortisation of tangible and intangible assets	**350**	**226**		**576**
2005				
Depreciation on tangible assets				
Buildings held for own use	98	32		130
Leasehold improvements	44			44
Investment property	15	80		95
Equipment	118	29		147
Amortisation on intangible assets				
Purchased software	16	8		24
Internally developed software				
VOBA		85		85
Other intangible assets	17	6		23
Depreciation and amortisation of tangible and intangible assets	**308**	**240**		**548**
2004				
Depreciation on tangible assets				
Buildings held for own use	115	33		148
Leasehold improvements	37	1		38
Investment property	16	58		74
Equipment	124	32	1	157
Amortisation on intangible assets				
Purchased software	14	3		17
Internally developed software				
VOBA		20		20
Other intangible assets	10	5		15
Depreciation and amortisation of tangible and intangible assets	**316**	**152**	**1**	**469**

48 Staff expenses

Staff expenses for the year ended 31 December are as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2006				
Staff expenses				
Salaries and wages	2,788	581	30	3,399
Social security charges	522	115	6	643
Pension expenses relating to defined benefit plans	146	93	2	241
Defined contribution plan expenses	97	10	1	108
Share based compensation	13	4	6	23
Other	59	8	4	71
Total staff expenses	**3,625**	**811**	**49**	**4,485**
2005				
Staff expenses				
Salaries and wages	2,354	538	25	2,917
Social security charges	482	111	5	598
Pension expenses relating to defined benefit plans	172	97	12	281
Defined contribution plan expenses	62	9		71
Share based compensation	7	3	2	12
Other	293	110	9	412
Total staff expenses	**3,370**	**868**	**53**	**4,291**
2004				
Staff expenses				
Salaries and wages	2,086	531	25	2,642
Social security charges	502	104	4	610
Pension expenses relating to defined benefit plans	174	89	14	277
Defined contribution plan expenses	42	9		51
Share based compensation	6	3	7	16
Other	153	21	8	182
Total staff expenses	**2,963**	**757**	**58**	**3,778**

Other includes the costs for non-monetary benefits such as medical costs, termination benefits and restructuring costs.

Note 9 contains further details on Post-employment benefits and Other long-term employee benefits, including pension costs related to defined benefit plans and defined contribution plans.

49 Other expenses

Other expenses for the year ended 31 December are as follows:

	Banking	*Insurance*	*General (incl. eliminations)*	*Total*
2006				
Other expenses				
Operating lease rental expenses and related expenses	204	27	4	235
Rental and other direct expenses relating to investment property	2	58		60
Professional fees	303	105	40	448
Capitalised deferred acquisition costs		(191)		(191)
Depreciation deferred acquisition costs		156		156
Marketing and public relations costs	190	65	44	299
Information technology costs	535	80	3	618
Other investment charges	3	112	(4)	111
Maintenance and repair expenses	152	14	1	167
Other	945	604	(116)	1,433
Total other expenses	**2,334**	**1,030**	**(28)**	**3,336**
2005				
Other expenses				
Operating lease rental expenses and related expenses	145	50	3	198
Rental and other direct expenses relating to investment property	3	58		61
Professional fees	247	85	35	367
Capitalised deferred acquisition costs		(120)		(120)
Depreciation deferred acquisition costs		160		160
Marketing and public relations costs	182	56	13	251
Information technology costs	387	49	2	438
Other investment charges	4	121	(7)	118
Maintenance and repair expenses	119	23		142
Other	832	460	(51)	1,241
Total other expenses	**1,919**	**942**	**(5)**	**2,856**
2004				
Other expenses				
Operating lease rental expenses and related expenses	168	64	4	236
Rental and other direct expenses relating to investment property	3	57		60
Professional fees	208	78	39	325
Capitalised deferred acquisition costs		(202)		(202)
Depreciation deferred acquisition costs		235		235
Marketing and public relations costs	131	44	20	195
Information technology costs	360	53	7	420
Other investment charges	54	117	(1)	170
Maintenance and repair expenses	46	10		56
Other	1,069	583	(31)	1,621
Total other expenses	**2,039**	**1,039**	**38**	**3,116**

The line Other includes expenses for travel, post, telephone, temporary staff and training.

50 Income tax expenses

The components of Income tax expenses for the year ended 31 December are:

	2006	*2005*	*2004*
Current tax expenses for the current period	820	1,178	598
Adjustments recognised in the period for current tax of prior periods	(148)	36	(10)
Previously unrecognised tax losses, tax credits and temporary differences increasing (reducing) current tax expenses	(15)	(9)	
Total current tax expenses	**657**	**1,205**	**588**
Deferred tax arising from the current period	283	(99)	(103)
Impact of changes in tax rates on deferred taxes	54	20	16
Deferred tax arising from the write-down or reversal of a write-down of a deferred tax asset	22	33	10
Previously unrecognised tax losses, tax credits and temporary differences reducing deferred tax expense	13	5	(1)
Total deferred tax expenses	**372**	**(41)**	**(78)**
Tax expense (income) relating changes in accounting policies and errors included in profit and loss	1		
Total income tax expenses	**1,030**	**1,164**	**510**

Profit before taxation includes income items on which no income tax is payable as well as expenses which are not tax deductible.

Below is a reconciliation of the expected to the actual income tax expense. The expected income tax expense was determined by relating the profit before taxation to the weighted average statutory income tax rates in Belgium and the Netherlands. This rate was 31.8% in 2006 (2005: 32.7%; 2004: 34.2%) and changed over the years because of the decrease of the statutory income tax rate in the Netherlands.

	2006	*2005*	*2004*
Profit before taxation	5,443	5,150	2,889
Applicable tax rate	31.8%	32.7%	34.2%
Expected income tax expense	1,731	1,686	990
Increase (decrease) in taxes resulting from:			
Tax exempt interests	(193)	(153)	(77)
Tax exempt dividends	(25)	(79)	(77)
Tax exempt capital gains	(462)	(440)	(419)
Tax exempt impairments	(1)	2	
Share in result of associates and joint ventures	(38)	(64)	(61)
Other tax exempt income	(36)	(23)	(6)
Disallowed capital losses	108	66	108
Change in impairments of goodwill	(1)		
Disallowed operating and administrative expenses	41	39	81
Negative goodwill		(9)	
Previously unrecognised tax losses and temporary differences	128	(23)	(5)
Write-down and reversal of write-down of deferred tax assets	43	30	(4)
Impact of changes in tax rates on temporary differences	54	17	74
Foreign tax rate differential	(78)	13	(9)
Non-deductible withholding tax	12	4	2
Adjustments for current tax of prior years	(147)	11	(34)
Deferred tax on investments in subsidiaries, associates and joint ventures	(10)	15	(3)
Other	(96)	72	(50)
Actual income tax expenses	**1,030**	**1,164**	**510**

Note to the Insurance income statement

51 Technical and non-technical result

Fortis manages within its insurance segments the Life and Non-life businesses separately. Life business includes insurance contracts covering risks related to the life and death of individuals. Life business also includes investment contracts with and without discretionary participation features (DPF). Non-life business includes four branches: Accident & Health, motor, fire and other damage to property and other insurance, covering the risk of property losses or claims liabilities. To analyse the insurance results, Fortis uses the concepts technical result, non-technical result and operating margin.

Technical result includes premiums, fees and allocated financial income, less claims and benefits and less operating expenses. Realised capital gains and losses on investments backing certain insurance liabilities, amongst others separated funds, are part of the allocated financial income and thus included in technical result. Financial income, net of the related investment costs, is allocated to the various life and non-life branches based on the investment portfolios backing the insurance liabilities of these branches.

Non-technical result includes all income and costs, not allocated to the insurance or investment contracts and thus not reported in the technical result.

Realised and unrealised capital gains and losses on investments recognised in the income statement, backing the insurance liabilities of the various branches and not allocated to the technical result, are included in the operating margin.

51.1 Reconciliation

The table below shows the reconciliation of the technical and non-technical result and the profit before taxation.

	Life	*Non-life*	*Total*
2006			
Technical result	638	573	1,211
Non-technical result	523	117	640
Other insurance and eliminations			
Profit before taxation of insurance activities	**1,161**	**690**	**1,851**
2005			
Technical result	691	537	1,228
Non-technical result	358	146	504
Other insurance and eliminations			
Profit before taxation of insurance activities	**1,049**	**683**	**1,732**
2004			
Technical result	577	389	966
Non-technical result	405	68	473
Other insurance and eliminations			212
Profit before taxation of insurance activities	**982**	**457**	**1,651**

51.2 Technical result

Technical result Life

	2006	*2005*	*2004*
Gross earned premiums	9,147	8,256	6,609
Ceded reinsurance earned premiums	(56)	(50)	(43)
Financial result and capital gains allocated to technical result	4,690	5,496	3,132
Fee income	145	123	70
Other income	11	67	48
Total income	**13,937**	**13,892**	**9,816**
Benefits and surrenders, gross	(5,733)	(4,366)	(3,943)
Reinsurers' share of benefits and surrenders	137	206	23
Change in liabilities arising from insurance			
and investment contracts including unit-linked contracts	(6,151)	(7,685)	(4,041)
Reinsurers' share of change in liabilities	(115)	(170)	(326)
Profit sharing	(316)	(199)	(89)
Total technical charges	**(12,178)**	**(12,214)**	**(8,376)**
Commission expenses	(532)	(364)	(362)
Change in deferred acquisition costs and VOBA	(79)	(121)	(64)
Administrative expenses	(519)	(510)	(442)
Reinsurance commissions and profit participation	9	8	5
Total operating expenses	**(1,121)**	**(987)**	**(863)**
Technical result Life insurance, before taxation	**638**	**691**	**577**

Technical result Non-life

	2006	2005	2004
Gross earned premiums	4,936	4,788	4,546
Ceded reinsurance earned premiums	(508)	(624)	(625)
Financial result and capital gains allocated to technical result	318	292	295
Other income	73	65	59
Total income	**4,819**	**4,521**	**4,275**
Claims paid, gross	(2,678)	(2,471)	(2,379)
Reinsurers' share of claims paid	276	299	235
Change in liabilities arising from insurance contracts	(273)	(316)	(468)
Reinsurers' share of change in liabilities	(20)	(57)	63
Claim handling expenses	(197)	(182)	(180)
Total technical charges	**(2,892)**	**(2,727)**	**(2,729)**
Commission expenses	(885)	(827)	(798)
Change in deferred acquisition costs and VOBA	26	(4)	7
Reinsurers' share of change in deferred acquisition costs and VOBA	8	2	
Administrative expenses	(626)	(564)	(486)
Reinsurance commissions and profit participation	123	136	120
Total operating expenses	**(1,354)**	**(1,257)**	**(1,157)**
Technical result Non-life insurance, before taxation	**573**	**537**	**389**
Technical result Non-life business of Other insurance			22
Total	**573**	**537**	**411**

51.3 Non-technical result

	Life	Non-life	Total
2006			
Interest income	2,772	408	3,180
Dividend and other investment income	717	101	818
Realised capital gains (losses) on investments	510	66	576
Other realised and unrealised gains and losses	(6)	(11)	(17)
Income related to investments for unit-linked contracts	1,949		1,949
Interest expense	(476)	(102)	(578)
Investment related expenses	(376)	(61)	(437)
Financial income	**5,090**	**401**	**5,491**
Financial result and capital gains allocated to technical result	(4,690)	(318)	(5,008)
	400	**83**	**483**
Other income and charges	123	34	157
Non-technical result	**523**	**117**	**640**
2005			
Interest income	2,391	373	2,764
Dividend and other investment income	654	97	751
Realised capital gains (losses) on investments	404	89	493
Other realised and unrealised gains and losses	18	(2)	16
Income related to investments for unit-linked contracts	3,255		3,255
Interest expense	(522)	(44)	(566)
Investment related expenses	(386)	(58)	(444)
Financial income	**5,814**	**455**	**6,269**
Financial result and capital gains allocated to technical result	(5,496)	(292)	(5,788)
	318	**163**	**481**
Other income and charges	40	(17)	23
Non-technical result	**358**	**146**	**504**
2004			
Interest income	2,140	355	2,495
Dividend and other investment income	592	100	692
Realised capital gains (losses) on investments	521	1	522
Other realised and unrealised gains and losses	10	14	24
Income related to investments for unit-linked contracts	1,141		1,141
Interest expense	(419)	(60)	(479)
Investment related expenses	(287)	(56)	(343)
Financial income	**3,698**	**354**	**4,052**
Financial result and capital gains allocated to technical result	(3,132)	(295)	(3,427)
	566	**59**	**625**
Other income and charges	(161)	9	(152)
Non-technical result	**405**	**68**	**473**

51.4 Technical result Life and Non-life by branch and insurance segment

The technical and non-technical result is broken down as follows for the year ended 31 December:

	2006		2005		2004	
	Life	*Non-life*	*Life*	*Non-life*	*Life*	*Non-life*
Technical result						
Life	638		691		577	
Accident & Health		243		209		169
Motor		149		133		104
Fire and other damage to property		122		135		117
Other		59		60		(1)
Total technical result	**638**	**573**	**691**	**537**	**577**	**389**
Capital gains (losses) allocated to operating margin	173	33	167	39	129	22
Operating margin	**811**	**606**	**858**	**576**	**706**	**411**
Other non-technical result	350	84	191	107	276	46
Profit before taxation	**1,161**	**690**	**1,049**	**683**	**982**	**457**

The table below shows a further break down of the Life and Non-life technical result by insurance segment for the year ended 31 December.

	Life	*Non-life*	*Total*
2006			
Insurance Netherlands	276	272	548
Insurance Belgium	324	129	453
Insurance International	38	172	210
Total technical result	**638**	**573**	**1,211**
2005			
Insurance Netherlands	293	223	516
Insurance Belgium	398	139	537
Insurance International		175	175
Total technical result	**691**	**537**	**1,228**
2004			
Insurance Netherlands	263	165	428
Insurance Belgium	335	127	462
Insurance International	(21)	97	76
Total technical result	**577**	**389**	**966**
Technical result of Other insurance		22	22
Total	**577**	**411**	**988**

The table below shows a breakdown of the Non-life technical result by branch and by insurance segment.

	Accident & Health	*Motor*	*Fire and other damage to property*	*Other*	*Total*
2006					
Insurance Netherlands	192	38	27	15	272
Insurance Belgium	39	54	30	6	129
Insurance International	12	57	65	38	172
Total Non-life insurance	**243**	**149**	**122**	**59**	**573**
2005					
Insurance Netherlands	146	18	39	20	223
Insurance Belgium	47	62	29	1	139
Insurance International	16	53	67	39	175
Total Non-life insurance	**209**	**133**	**135**	**60**	**537**
2004					
Insurance Netherlands	138	14	22	(9)	165
Insurance Belgium	27	59	36	5	127
Insurance International	4	31	59	3	97
Total Non-life insurance	**169**	**104**	**117**	**(1)**	**389**
Non-life business of Other insurance	9			13	22
Total	**178**	**104**	**117**	**12**	**411**

51.5 Non-life financial information by branch

The table below shows financial information on Non-life Insurance activities broken down by branch for the year ended 31 December.

	Gross written premiums	*Gross earned premiums*	*Gross claims incurred*	*Gross operating expenses*	*Result from reinsurance*
2006					
Accident & Health	1,540	1,530	(885)	(230)	(82)
Motor	1,509	1,479	(977)	(231)	10
Fire and other damage to property	1,111	1,062	(506)	(236)	(61)
Other	873	865	(583)	(126)	12
Total Non-life insurance	**5,033**	**4,936**	**(2,951)**	**(823)**	**(121)**

2005					
Accident & Health	1,498	1,509	(939)	(222)	(68)
Motor	1,448	1,453	(972)	(210)	17
Fire and other damage to property	1,006	998	(428)	(208)	(96)
Other	823	828	(448)	(106)	(97)
Total Non-life insurance	**4,775**	**4,788**	**(2,787)**	**(746)**	**(244)**
2004					
Accident & Health	1,436	1,398	(980)	(168)	(36)
Motor	1,459	1,445	(977)	(197)	(19)
Fire and other damage to property	947	939	(414)	(186)	(90)
Other	794	764	(476)	(115)	(62)
Total Non-life insurance	**4,636**	**4,546**	**(2,847)**	**(666)**	**(207)**
Non-life business of Other insurance	504	477	(256)	(186)	(46)
Total	**5,140**	**5,023**	**(3,103)**	**(852)**	**(253)**

51.6 Non-life ratios

The ratios for the Non-life business for the year ended 31 December split by insurance segment are shown below.

	Claims ratio	*Expense ratio*	*Combined ratio*
2006			
Insurance Netherlands	55.8%	34.8%	90.6%
Insurance Belgium	61.6%	37.4%	99.0%
Insurance International	67.1%	33.0%	100.1%
Non-life	**61.2%**	**34.9%**	**96.1%**
2005			
Insurance Netherlands	57.3%	34.9%	92.2%
Insurance Belgium	60.2%	36.9%	97.1%
Insurance International	67.7%	32.4%	100.1%
Non-life	**61.3%**	**34.7%**	**96.0%**
2004			
Insurance Netherlands	62.9%	34.9%	97.8%
Insurance Belgium	61.0%	37.4%	98.4%
Insurance International	72.0%	29.5%	101.5%
Non-life	**65.1%**	**33.9%**	**99.0%**
Non-life business of Other insurance	53.4%	48.5%	101.9%

Claims ratio: the cost of claims, net of reinsurance, as a percentage of the net earned premiums, excluding the internal costs of handling claims.

Expense ratio: expenses as a percentage of the earned premiums, net of reinsurance. Expenses include internal costs of handling claims, plus net commissions charged to the year, less internal investment costs.

Combined ratio: the sum of the claims ratio and the expense ratio.

Notes to off-balance sheet items

52 Commitments and guarantees

Commitments and guarantees include acceptances, commitments to extend credit, letters of credit, suretyships and financial guarantees. Fortis's exposure to credit loss in the event of non-performance by the counterparty is represented by the contractual notional amounts of those instruments. Fees received from these activities are recorded in the income statement when the service is delivered.

Acceptances are used by customers to effect payments for merchandise sold in import-export transactions.

Credit commitments are agreements to extend a loan to a customer as long as there are no violations of any conditions laid down in the agreement. Commitments generally have fixed expiration dates or other termination clauses. The geographic and counterparty distribution of loan commitments approximates the distribution of outstanding loans. These commitments are generally unsecured and if necessary, collateral may be required.

Letters of credits either ensure payment by Fortis to a third party for a customer's foreign or domestic trade or are conditional commitments issued by Fortis to guarantee the performance of a customer to a third party. Fortis evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on credit evaluation of the counterparty. Collateral could consist of the goods financed as well as of cash deposits. Most documentary credits are taken out, though in many cases this is followed by immediate payment.

Suretyships and financial guarantees are used to guarantee performance of a customer. The credit risk involved in issuing these guarantees is essentially the same as that involved in extending loan facilities to customers. These suretyships and guarantees may be unsecured.

The following is a summary of the notional amounts (principal sums) of Fortis's commitments and guarantees with off-balance credit risk at 31 December.

	2006	*2005*	*2004*
Available confirmed credit lines	131,077	96,674	66,463
Guarantees and letters of credit	24,413	15,142	5,887
Banker's acceptances	403	581	7,183
Documentary credits	9,154	7,049	4,168
Total	**165,047**	**119,446**	**83,701**

Of these commitments around EUR 28,762 million have a maturity of more than one year (2005: EUR 17,618 million; 2004: EUR 8,478 million).

Liquidity requirements to support calls under guarantees and credit commitments are considerably less than the contractual amounts outstanding, as many of these commitments will expire or terminate without being funded.

The following table describes the impairments related to credit commitments of 31 December.

	2006	*2005*	*2004*
Specific credit risk	150	143	152
Incurred but not reported (IBNR)	80	88	41
Total	**230**	**231**	**193**

53 Contingent liabilities

Like any other financial institution, Fortis is involved as a defendant in various claims, disputes and legal proceedings arising in the ordinary course of the banking and insurance businesses.

Fortis makes provisions for such matters when, in the opinion of management, who consult with legal advisors, it is probable that a payment will have to be made by Fortis, and when the amount can be reasonably estimated (see note 31).

In respect of further claims and legal proceedings against Fortis of which management is aware (and which, according to the principles outlined above, have not been provided for), it is the opinion of management, after due consideration of appropriate professional advice, that such claims are without merit, can be successfully defended or that the outcome of these actions is not expected to result in a significant loss in the Fortis Consolidated Financial Statements.

In the Netherlands, Fortis is involved in two types of disputes:

- firstly in a number of legal proceedings concerning Groeivermogen products (equity lease products), launched either by individuals or by consumer protection associations against some Fortis operating companies. The claims are based on one or more of the following allegations: violation of the 'duty of care', absence of second signature or absence of license to sell the products concerned. The present assessment of the legal risk involved in these proceedings does not give rise to material provisions to be set up within Fortis.

- secondly and more recently, complaints have been lodged either by individual policy holders or by consumer protection associations, which could later give rise to legal proceedings against Fortis with regard to 'beleggingspolissen' (investment insurance policies). The complaints are essentially based on a lack of information about the costs linked to some of these investment products. The legal review of the different types of products, sold over more than ten years is in progress. The present assessment of the legal risk involved in these proceedings does not give rise to set up material provisions within Fortis.

54 Lease agreements

Fortis has entered into lease agreements to provide for office space, office equipment and vehicles. The following table reflects future commitments for non-cancellable operating leases at 31 December.

	2006	*2005*	*2004*
Not later than 3 months	6	6	4
Later than 3 months and not later than 1 year	20	26	33
Later than 1 year and not later than 5 years	94	69	74
Later than 5 years	67	77	54
Total	**187**	**178**	**165**
Annual rental expense:			
Lease payments	79	70	63
Total	**79**	**70**	**63**

55 Assets under management

Assets under management include investments for own account, unit-linked investments on behalf of insurance policy holders and funds under management. Funds under management include investments that are managed on behalf of clients, either private or institutional, and on which Fortis earns a management or advice fee. Discretionary capital (capital actively managed by Fortis) as well as advisory capital are included in funds under management.

Eliminations in the various tables relates to the funds under management of clients invested in funds managed by Fortis that otherwise would be counted double.

The following table provides a breakdown of Assets under management by investment type and origin.

	Banking	Insurance	General (incl. eliminations)	Total
31 December 2006				
Investments for own account:				
- Debt securities	131,427	50,554	(669)	181,312
- Equity securities	4,150	10,239	996	15,385
- Real estate	600	2,447		3,047
- Other	1,600	1,109	(19)	2,690
Total investments for own account	**137,777**	**64,349**	**308**	**202,434**
Investments related to unit-linked contracts		**28,865**	**(116)**	**28,749**
Funds under Management:				
- Debt securities	114,386	2,147		116,533
- Equity securities	92,705	4,064		96,769
- Real estate	773	2,801		3,574
- Eliminations	(26,242)			(26,242)
Total funds under management	**181,622**	**9,012**		**190,634**
Total assets under management	**319,399**	**102,226**	**192**	**421,817**
31 December 2005				
Investments for own account:				
- Debt securities	129,718	46,089	(829)	174,978
- Equity securities	3,393	8,448	817	12,658
- Real estate	402	2,144		2,546
- Other	1,801	1,110	(24)	2,887
Total investments for own account	**135,314**	**57,791**	**(36)**	**193,069**
Investments related to unit-linked contracts		**25,907**	**(240)**	**25,667**
Funds under Management:				
- Debt securities	101,727	2,970		104,697
- Equity securities	79,812	2,603		82,415
- Real estate	1,045	1,998		3,043
- Eliminations	(25,661)			(25,661)
Total funds under management	**156,923**	**7,571**		**164,494**
Total assets under management	**292,237**	**91,269**	**(276)**	**383,230**
31 December 2004				
Investments for own account:				
- Debt securities	113,535	38,512	(484)	151,563
- Equity securities	3,008	5,977	(39)	8,946
- Real estate	365	1,939		2,304
- Other	1,633	1,723	(1)	3,355
Total investments for own account	**118,541**	**48,151**	**(524)**	**166,168**
Investments related to unit-linked contracts		**16,936**	**(83)**	**16,853**
Funds under Management:				
- Debt securities	83,200			83,200
- Equity securities	60,938			60,938
- Real estate	891	1,111		2,002
- Eliminations	(22,129)			(22,129)
Total funds under management	**122,900**	**1,111**		**124,011**
Total assets under management	**241,441**	**66,198**	**(607)**	**307,032**

Changes in funds under management by segment are shown below.

	Retail Banking	*Merchant Banking*	*Commercial & Private Banking*	*Other*	*Eliminations*	*Total*
Balance at 31 December 2004	**89,569**	**248**	**52,311**	**4,012**	**(22,129)**	**124,011**
In/out flow	12,532	(2)	3,319	3,037	(854)	18,032
Market gains/losses	8,489	(29)	5,307	618	(2,282)	12,103
Other			8,890	1,854	(396)	10,348
Balance at 31 December 2005	**110,590**	**217**	**69,827**	**9,521**	**(25,661)**	**164,494**
In/out flow	10,920	(34)	6,871	(636)	(661)	16,460
Market gains/losses	3,867	77	3,890	718	84	8,636
Other	2,729	(1)	(1,601)	(79)	(4)	1,044
Balance at 31 December 2006	**128,106**	**259**	**78,987**	**9,524**	**(26,242)**	**190,634**

The column Other includes funds under management within the insurance segments as well as funds managed by operating companies reported in the Other Banking segment. The line Other includes the transfers between segments, the impact of acquisitions and divestments and the currency translation differences. Transfers between segments consist mainly of a transfer of funds of Belgolaise from Commercial & Private Banking to Other Banking and a transfer of funds of Fortis Hypotheek Bank from Other Banking to Retail Banking.

56 Post-balance sheet date events

There have been no material events after the balance sheet date that would require adjustment to the financial statements at 31 December 2006.

The storm Kyrill caused widespread damage across Western Europe in January 2007. Current estimates of the total claims for Fortis's Non-life activities in the Netherlands, Belgium and the UK vary around EUR 70 million, before tax.

Fortis has announced several acquisitions which are subject to regulatory approval and customary closing conditions and not yet included in the consolidation scope. These transactions will have no material impact on Fortis's solvency or net earnings per share.

Fortis announced on 5 October 2006, that it has signed a final agreement with An Post, the Irish postal service, for the creation of a joint venture through which a broad range of financial products and services will be offered to the Irish market through An Post's network of 1,450 post offices. The new bank will be a 50/50 partnership between An Post and Fortis, with an initial capital of EUR 112 million. The European Commission approved Fortis's joint venture with An Post on 12 January 2007. An application for a banking licence has been submitted to the Irish Financial Regulator.

On 10 October 2006, Fortis Investment and CIT Finance Investment Bank announced that they had signed an agreement to establish a Russian asset management joint venture called CIT Fortis Investment Management.

On 30 October 2006, Fortis announced the acquisition of Dominet, a Polish retail bank specialised in consumer finance. The transition is subject to full regulatory approval, in particular by the Polish Bank Supervisory Committee and customary closing conditions.

IDBI Bank, Federal Bank and Fortis announced on 23 November 2006 that they had signed a joint venture agreement to establish a new life insurance company, which will offer a full range of life insurance and long-term savings products to the Indian market. Under the agreement, IDBI Bank will own 48% of the shares, while Fortis Insurance International and Federal Bank will each own 26%. The joint venture agreement follows the signing of a memorandum of understanding on 11 July 2006. Subject to regulatory approval, the three partners expect the new company to be operational by mid-2007.

Fortis announced on 17 December 2006 the acquisition of Global, a Romanian leasing company and on 4 January 2007 the launch of a new life insurance company in Russia.

On 8 January 2007, Fortis Lease Group announced the acquisition of Captive Finance Limited, a finance company specialised in vendor lease financing with a strong position in the technology sector. The transaction will give Fortis Lease Group a foothold in seven new markets: Malaysia, Singapore, Hong Kong, Norway, Denmark, Finland and Sweden, bringing its presence to a total of 22 countries.

On 1 March 2007, Fortis and Pacific Century Insurance Holdings Limited (PCI) announced that Fortis and Pacific Century Regional Developments have entered into an agreement whereby Fortis will acquire a controlling interest of over 50% in PCI, a listed Hong Kong life insurer, for a total cash consideration of HKD 3.5 billion (EUR 341 million) or HKD 8.18 per share. Fortis will make an unconditional mandatory general offer at the same price upon the completion of the acquisition which is subject to regulatory approvals and other closing conditions.

On 7 March 2007, the Board of Directors reviewed the Fotis Consolidated Financial Statements and authorised them for issue. These Financial Statements will be submitted for approval by the shareholders at the Annual General Meetings on 23 May 2007.

Brussels / Utrecht, 7 March 2007

Board of Directors

Chairman	Count Maurice Lippens
Deputy Chairman	Jan Slechte
Chief Executive Officer	Jean-Paul Votron
Directors	Baron Philippe Bodson
	Richard Delbridge
	Clara Furse
	Reiner Hagemann
	Jan-Michiel Hessels
	Jacques Manardo
	Aloïs Michielsen
	Ronald Sandler
	Rana Talwar
	Baron Piet Van Waeyenberge
	Klaas Westdijk

Independent Auditor's report

To the General Meetings of Shareholders of Fortis SA/NV and Fortis N.V.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements which include Fortis SA/NV and Fortis N.V. together with their respective subsidiaries ('Fortis'), which comprise the consolidated balance sheet as at 31 December 2006, the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for the preparation of the Annual Review in accordance with the Belgian Company Code and the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of Fortis as of 31 December 2006, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

Pursuant to legal requirements in Belgium and the Netherlands (2:393 sub 5 part e of the Netherlands Civil Code), we report, to the extent of our competence, that the Annual Review is consistent with the consolidated financial statements as required by the Belgian Company Code and by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 7 March 2007

KPMG Accountants N.V.
represented by S.J. Kroon RA

Brussels, 7 March 2007

PricewaterhouseCoopers
Reviseurs d'entreprises S.C.C.R.L
represented by Y. Vandenplas and L. Discry

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

Board of Directors, Statutory Auditor and Auditor

Chairman	Count Maurice Lippens
Deputy Chairman	Jan Slechte
Chief Executive Officer	Jean-Paul Votron
Directors	Baron Philippe Bodson Richard Delbridge Clara Furse (since 1 June 2006) Reiner Hagemann (since 1 June 2006) Jan-Michiel Hessels Baron Daniel Janssen (until 31 May 2006) Jacques Manardo Aloïs Michielsen (since 1 June 2006) Ronald Sandler Rana Talwar Baron Piet Van Waeyenberge Klaas Westdijk
Statutory Auditor for Fortis SA/NV	PricewaterhouseCoopers Réviseurs d'Entreprises S.C.C.R.L. Represented by Yves Vandenplas and Luc Discry
Auditor for Fortis N.V.	KPMG Accountants N.V. Represented by Stef Kroon

Report of the Board of Directors of Fortis SA/NV and Fortis N.V.

General

Fortis SA/NV and Fortis N.V. are the two parent companies of Fortis. They head Fortis, which in turn comprises a large number of subsidiary companies engaged in banking and insurance.

Structure of Fortis

Fortis acquired its present structure in 1998, when its two parent companies adopted an identical management structure. Several initiatives were taken in the following years to unify Fortis further. These initiatives included the switch to a single Board of Directors in September 2000, the launch in December 2001 of the single Fortis share – a new financial instrument that combined the shares of the two parent companies – and the amendment in 2004 of the two parent companies' Articles of Association in order to create a more internationally oriented Board of Directors, headed by a single Chairman.

The Fortis Governance Statement contains a detailed description of Fortis's structure, the rights of its shareholders, the structure of its Board of Directors, Board Committees and Executive Management, and the policy guidelines applicable within Fortis. This statement can be downloaded from the Fortis website or obtained from the company's registered offices.

Factual information on the composition and activities of the Board of Directors and its Committees, the remuneration of Directors and Executive Managers, the application of Corporate Governance as prescribed by prevailing legislation and regulations and all the amendments made in the course of the 2006 financial year, are included elsewhere in the Fortis Annual Review and in the Fortis Consolidated Financial Statements.

Development and results

Fortis delivered once more excellent results in 2006. This strong performance was achieved by focusing on the human element, cultivating strong relationships with our customers, motivating our dedicated employees and pursuing the profitable growth strategy outlined two years ago.

The cornerstones of our strategy to deliver sustainable stakeholder value are: to grow our banking and insurance franchise profitably by focusing on the customer, to concentrate on Europe, while pursuing selective growth in Asia and North-America, and to create one strong international brand. Aided by a favourable economic environment in the Benelux countries and other parts of Europe and by buoyant commercial activity, we have been able to continue expanding our business and to invest in non-organic growth opportunities.

Both banking and insurance turned in a robust performance, leading to increased results.

Banking results benefit substantially from the excellent commercial activity as main driver for the important progress in total income, with strong increases in net-interest and in net-commission income. Furthermore, the lower change in impairments and the lower effective tax rate assisted the net-profit improvement. Investments to support the growth strategy and recent acquisitions drove up operating expenses, partly offsetting the positive development.

Insurance once again demonstrated an excellent performance in 2006, resulting in an increase in net profit with a strengthening of position in most of its markets. Besides holding several strong positions in Europe, we have also continued to build our Asian presence. Fortis entered into partnerships with key domestic players in several Asian countries, and this resulted in a significant premium inflow from outside the Benelux. Our expansion continues, and recently we started operations in Germany, Russia, Ukraine, Turkey and India, via both start-ups and acquisitions.

These commercial developments have strengthened our commitment to invest in the expansion of our franchise so that we can secure future growth opportunities.

Our organisation was enhanced in line with the changing business dynamics allowing us to further unlock the potential of Fortis.

Fortis Banking and Insurance activities are exposed to a wide range of potential risks, such as financial risk (credit risk, market risk and liquidity risk), insurance liability risk and operational risk. To ensure these risks are recognised, monitored and consistently well managed, Fortis has a strong risk management organisational structure in place.

Fortis activities are, by their nature, related to the use of financial instruments, including derivatives, which are deployed as hedging operations and for trading.

Further information on the development and the results of Fortis, its risk management and the use of financial instruments, can be found in the Fortis Annual Review and in note 7 of the Fortis Consolidated Financial Statements.

Share capital

The number of outstanding and paid-up shares as at 31 December 2006 was 1,342,815,545.

During the year under review, the Boards of Directors of Fortis SA/NV and Fortis N.V. decided to grant a maximum of 4,000,000 options to selected senior executives and professional staff of Fortis, 3,686,700 of which were actually issued. The option premiums received – EUR 8.7 million by Fortis SA/NV and EUR 8.7 million by Fortis N.V. – were taken to the share premium reserve.

The Board of Directors also issued 1,993,000 new shares in response to the exercise of the following:

- 41,400 warrants granted to the directors of Fortis SA/NV (formerly Fortis (B)) and its direct and indirect subsidiaries in 1997
- 1,951,600 options granted to senior executives and professionals in 1999 and 2002.

The capital of Fortis SA/NV increased by EUR 8,538,012 and EUR 19,865,910 was taken to share premium reserve. The capital of Fortis N.V. was increased by EUR 837,060 and EUR 27,566,862 was taken to share premium reserve.

Dividend

Following Fortis's adoption of International Financial Reporting Standards (IFRSs) at the beginning of 2005, and their potential impact on the volatility of Fortis's consolidated results, the Board informed the Annual General Meetings (AGMs) of May 2005 and more generally the market of the updated dividend policy. Fortis aims to pay a dividend at least stable or growing in line with long-term growth of earnings per share. The dividend is and will be paid in cash, with an interim dividend being paid in September. The interim dividend will in normal circumstances amount to 50% of the annual dividend for the preceding financial year. This policy underlines the importance that Fortis attaches to creating value for its shareholders.

In line with the above policy, the Board of Directors proposes a dividend of EUR 1.40 per Fortis share for 2006. An interim dividend of EUR 0.58 was paid in September 2006 and the balance of EUR 0.82 per Fortis share will be payable on 14 June 2007.

Fortis Board of Directors

In May 2006, the Board bade farewell to Baron Daniel Janssen, who had reached the age limit for directorship. Baron Janssen joined the Fortis Board of Directors in 1999, after Fortis acquired Générale de Banque, where he had been a non-executive director for many years. Since then, the Board has benefited greatly from Baron Janssen's extensive international business and management experience. The Board would like to express its deep gratitude to Baron Janssen for the significant contribution he has made to the development of Fortis and to the Board's undertakings.

The AGMs of 31 May 2006 re-elected Jan Slechte for a period of one year, until the end of the AGMs of 2007, by which date he will have reached the age limit for directorship. Jan Slechte has been a Fortis Board member since 1996, became Vice-Chairman and member of the (then) Compensation and Nominating Committee in 2001. The Board is tremendously indebted to Jan Slechte for his relentless commitment in furthering the development of Fortis and of our Board.

The AGMs of 31 May 2006 re-elected Richard Delbridge and Klaas Westdijk for a period of three years, until the end of the AGMs of 2009.

The AGMs of 31 May 2006 appointed Clara Furse, Reiner Hagemann, and Aloïs Michielsen as non-executive directors for a period of three years, until the end of the AGMs of 2009.

The Board of Directors will propose to the AGMs of 23 May 2007 the re-election of Baron Philippe Bodson, Jan-Michiel Hessels, Ronald Sandler, and Piet Van Waeyenberge.

Remuneration of directors and combined shareholdings

Total remuneration paid to non-executive members of the Board of Directors as directors of Fortis amounted to EUR 1.8 million in 2006 (2005: EUR 1.7 million). The remuneration paid to the CEO in 2006 amounted to EUR 3.4 million (2005: EUR 2.7 million). Details of the remuneration paid to individual members of the Board of Directors are included in note 11 of the Fortis Consolidated Financial Statements.

At the end of the year under review, shares held by members of the Board of Directors totalled 885,050 Non-executive Board Members did not receive options on Fortis shares. Count Maurice Lippens, although a non-executive Board Member, holds options pursuant to his previous position as an executive member of the Board of Directors.

In 2006, CEO Jean-Paul Votron was granted options on Fortis shares and restricted shares as part of his remuneration package. Further details on the remuneration of Jean-Paul Votron can be found in note 11 of the Fortis Financial Statements.

Consolidated information related to the implementation of the EU take-over Directive and the Fortis Annual Report

For legal purposes, the Board of Directors hereby declares that the Fortis Annual Report 2006 has been prepared in accordance with the new statutory rules that came into force in the Netherlands on 31 December 2006, pursuant to the EU Takeover Directive. The Board hereby gives the following explanations concerning the respective elements to be addressed under the new rules:

- a comprehensive overview of the prevailing capital structure can be found in notes 4, 29.1 and 29.2 of the Fortis Consolidated Financial Statements 2006
- restrictions on the transfer of shares extend only to preference shares (if issued) and the securities described in notes 29.1 and 29.2 of the Fortis Consolidated Financial Statements 2006
- Fortis lists major shareholdings of third parties that exceed the thresholds laid down by law in Belgium and the Netherlands under the heading 'Shareholder Information' in the Fortis Annual Review 2006
- there are no special rights attached to issued shares other than those mentioned in notes 4, 29 and 29.1 of the Fortis Consolidated Financial Statements 2006

- share option and share purchase plans, if any, are outlined in note 10 of the Fortis Consolidated Financial Statements 2006. The Board of Directors decides on the issuance of shares and options, as applicable, subject to local legal constraints
- except for the information provided in notes 4, 13, 29.1 and 29.2 of the Fortis Consolidated Financial Statements 2006, Fortis is unaware of any agreement with any shareholder that may restrict the transfer of shares or the exercise of voting rights
- Board members are elected or removed by a majority of votes cast at the AGM of both Fortis SA/NV and Fortis N.V. Any amendment to the articles of association requires the Board to propose that the AGMs pass a resolution to that effect. If fewer than 50% of the shareholders are represented, a second meeting must be convened which will be able to adopt the resolution with 75% of the votes cast. For amendments linked to the twin share principle, the AGMs of both Fortis SA/NV and Fortis N.V. must meet the quorum and majority requirements
- the Fortis Board is entitled both to issue and to buy back shares, in accordance with mandates granted by the AGMs of Fortis SA/NV and Fortis N.V. The present mandates will expire on 31 May 2009 (issuance Fortis N.V.), 4 October 2009 (issuance Fortis SA/NV) and 31 October 2007 (repurchase)
- neither Fortis SA/NV nor Fortis N.V. is party to any major agreement that would either become effective, be amended and/or be terminated due to any change of control over the company as a result of a public takeover bid
- neither Fortis SA/NV nor Fortis N.V. has concluded an agreement with its Board Members or employees, which would allow the disbursement of special severance pay in the case of termination of employment as a result of a public takeover bid.

Outlook

Our success in the past has given us confidence to reconfirm and accelerate our strategy of growing Fortis into a leading European financial services provider with a focus on quality.

Brussels/Utrecht, 7 March 2007

Board of Directors

Fortis SA/NV
Financial Statements 2006

Fortis SA/NV
Rue Royale 20
1000 Brussels, Belgium

General information

1. Foreword

Most of the 'General information' is included in the Report of the Board of Directors of Fortis SA/NV and Fortis N.V. This section of general information contains solely unique information of Fortis SA/NV that has not been provided elsewhere.

2. Identification

The company is a public limited company bearing the name 'Fortis SA/NV'. Its registered office is at Rue Royale 20, 1000 Brussels. This office may be transferred anywhere else in Belgium by resolution of the Board of Directors. The company is registered in the Brussels register of legal entities under no. 0451.406.524.

3. Incorporation and publication

The company was incorporated on 6 November 1993 under the name of 'Fortis Capital Holding'.

4. Places where the public can verify company documents

The Articles of Association of Fortis SA/NV can be verified at the office of the Registry of the Commercial Court at Brussels and at the company's registered office.

The financial statements are filed with the National Bank of Belgium. Decisions on the appointment and withdrawal of Board members of the companies are published, among other places, in the annexes to the Belgian Law Gazette. Financial reports on the companies and notices convening General Meetings are published in the financial press, newspapers and periodicals. The financial statements of the company are available at the registered office and are also filed with the National Bank of Belgium. They are sent each year to registered shareholders and to others on request.

5. Amounts

All amounts stated in tables of these financial statements are denominated in thousands of euros, unless otherwise indicated.

1. Balance sheet before profit appropriation

		31 December 2006	31 December 2005
	Assets		
	FIXED ASSETS	19,530,233	19,530,776
I	**Incorporation expenses** (note i)		543
II	**Intangible fixed assets**		
III	**Tangible fixed assets**		
IV	**Financial fixed assets** (notes iv and v)	19,530,233	19,530,233
	A. Affiliated companies	19,530,233	19,530,233
	1. Participating interests	19,530,233	19,530,233
	CURRENT ASSETS	45,704	10,789
V	**Amounts receivable after more than one year**		
VI	**Stocks and contracts in progress**		
VII	**Amounts receivable within one year**	4,359	1,491
	A. Trade accounts receivable		6
	B. Other amounts receivable	4,359	1,485
VIII	**Short-term investments**		
IX	**Liquid assets**	41,345	9,298
X	**Prepayments and accrued income**		
	Total assets	**19,575,937**	**19,541,565**

		31 December 2006	31 December 2005
	Liabilities		
	Shareholders' equity	19,545,027	18,934,546
I	**Capital** (note VIII)	5,752,423	5,743,885
	A. Subscribed capital	5,752,423	5,743,885
II	**Share premium reserve**	5,572,434	5,543,911
III	**Capital gains due to revaluations**		
IV	**Reserves**	6,504,060	6,504,061
	A. Legal reserve	574,389	574,389
	B. Reserves not available for distribution	556,063	556,063
	1. For own shares		
	2. Other	556,063	556,063
	C. Tax-free reserves		
	D. Reserves available for distribution	5,373,608	5,373,609
V	**Profit carried forward**	1,716,110	1,142,689
	Provisions and deferred taxes		
VII	**A. Provisions for risks and charges**		
	1. Pensions and similar commitments		
	2. Taxes		
	3. Major renovation and maintenance projects		
	4. Other risks and charges		
	B. Deferred taxes		
	Amounts payable	30,910	607,019
VIII	**Amounts payable after more than one year** (note X)		
IX	**Amounts payable within one year** (note X)	30,909	607,019
	A. Current portion of amounts payable after more than one year		
	B. Financial debts		
	C. Commercial debts	3	4
	1. Suppliers	3	4
	D. Advance payments received on account of contracts in progress		
	E. Amounts payable in respect of taxes, remuneration and social charges	175	120
	1. Taxes	113	120
	2. Remuneration and social charges	62	
	F. Other amounts payable	30,731	606,895
X	**Accruals and deferred income**	1	
	Total liabilities	**19,575,937**	**19,541,565**

2. Income statement

		2006	2005
I	Operating income	1	414
	A. Turnover (note XII, A)		
	B. Increase (+) or decrease (-) in stocks of work and contracts in progress and of finished goods		
	C. Own construction capitalised		
	D. Other operating income (note XII, B)	1	414
II	Operating expenses	(9,376)	(4,887)
	A. Goods for resale, raw and ancillary materials		
	1. Purchases		
	2. Increase (-), decrease (+) in stocks		
	B. Services and miscellaneous goods	8,794	4,305
	C. Remuneration, social charges and pensions (note XII, C2)		
	D. Depreciation and amounts written down on formation expenses and intangible and tangible fixed assets	543	533
	E. Increase (+), decrease (-) in amounts written down on stocks, contracts in progress and trade accounts receivable (note XII, D)		
	F. Increase (+),decrease (-) in provisions for risks and charges (note XII, C3 and E)		
	G. Other operating expenses (note XII, F)	39	49
	H. Operating expenses capitalised as restructuring costs		
III	Operating loss	(9,375)	(4,473)
IV	Financial income	1,145,782	1,375,681
	A. Income from financial fixed assets	1,145,000	1,375,000
	B. Income from current assets	782	681
	C. Other financial income (note XIII, A)		
V	Financial charges	(14,035)	(14,469)
	A. Interest in respect of amounts payable (note XIII, B and C)	289	1,734
	B. Increase (+), decrease (-) in amounts written down on current assets other than those referred to under II. E (note XIII, D)		
	C. Other financial charges (note XIII, E)	13,746	12,735
VI	**Profit on ordinary activities, before taxes**	**1,122,372**	**1,356,739**

		2006	2005
VII	Extraordinary income		
VIII	Extraordinary charges		
IX	Profit for the financial year before taxes	1,122,372	1,356,739
X	Tax on profits	(8,353)	(7)
	A. Taxes (note XV)	(8,353)	(7)
	B. Adjustment of taxes and write-back of tax provisions		
XI	Profit for the financial year	1,114,019	1,356,732
XII	Transfer from tax-exempt reserves		
	Transfer to tax-exempt reserves		
XIII	**Profit for the financial year available for appropriation**	**1,114,019**	**1,356,732**

Appropriation of profit	*2006*	*2005*
A. Profit to be appropriated	1,114,019	2,133,676
1. Profit for the financial year available for appropriation	1,114,019	1,356,732
2. Profit carried forward from the previous financial year		776,944
B. Transfers from shareholders' equity		
1. from the capital and share premium reserves		
2. from the reserves		
C. Transfer to shareholders' equity		(15)
1. To the capital and share premium reserves		
2. To the legal reserves		15
3. To the other reserves		
D. Result to be carried forward		(1,142,689)
1. Profit to be carried forward		1,142,689
E. Shareholders' contribution in respect of losses		
F. Profit to be distributed		(990,972)
1. Dividends		990,972
2. Director entitlements		
3. Other allocations		

3. Notes

	2006
I. Statement of incorporation expenses (item 20 of the assets)	
Net book value as at the end of the preceding financial year	543
Change during the financial year:	
- New expenses incurred	
- Depreciation	(543)
- Other	
Net book value as at the end of the financial year	
Comprising: - Incorporation expenses and capital increase expenses, loan issuance expenses and other formation expenses	
- Restructuring costs	

	1. Affiliated companies (item 280)	*2. Companies in which participating interests are held (item 282)*	*3. Other Companies (item 284)*
IV. Status of financial fixed assets (item 28 of the assets)			
1. Participating interests and equity securities			
a) Acquisition value			
As at the end of the preceding financial year	19,530,233		
Changes during the financial year:			
- Acquisitions			
- Disposals and asset retirements			
- Reclassification			
As at the end of the financial year	19,530,233		
b) Capital gains			
c) Depreciation and amounts written off			
d) Uncalled amounts			
e) Net book value at the end of the financial year (a)+(b)-(c)-(d)	19,530,233		
2. Receivables			
Net book value at the end of the preceding financial year			
Net book value at the end of the financial year			
Accumulated amounts written down on Receivables at the end of the financial year			

V. A. Participating interests and entitlements in other companies

The following list comprises the companies in which Fortis SA/NV holds a participating interest (recorded in items 280 and 282 of the assets), as well as the other companies in which Fortis SA/NV holds entitlements (recorded in items 284 and 51/53 of the assets) representing at least 10% of the capital issued.

Name, full address of the REGISTERED OFFICE In case of a company governed by Belgian law, the V.A.T. or NATIONAL NUMBER	*Entitlements held by*			*Information derived from the latest available financial statements*			
	The company (directly)		*subsidiaries*	*Financial statements as at*	*Currency Code*	*Shareholders' equity*	*Net result*
	Number	*%*	*%*			*(+) of (-) (in thousands of monetary units)*	
Fortis Brussels SA/NV *Rue Royale, 20* *1000 Brussels, BELGIUM* *BE 0476.301.276*				31/12/2005	EUR	19,663,735	666,600
ordinary shares	500,000,001	50.00					
Fortis Utrecht N.V. *Archimedeslaan 6* *3584 BA Utrecht, THE NETHERLANDS*				31/12/2005	EUR	4,724,000	1,615,400
ordinary shares	500,000,001	50.00					

VIII. Specification of equity

		Amounts	Number of shares
A.	**Authorised capital**		
1.	Subscribed capital (item 100 of the liabilities)		
	- At previous year end	5,743,885	xxxxxxxxxx
	- Changes during the financial year:		
	Capital increase	8,538	1,993,000
	- At year end	5,752,423	xxxxxxxxxx
2.	Capital represented by:		
	2.1. Ordinary shares	5,752,423	1,342,815,545
	2.2. Registered and bearer shares		
	Registered shares	xxxxxxxxxx	108,606,987
	Bearer shares	xxxxxxxxxx	1,234,208,558
B.	**Unpaid capital**		
	Shareholders who have not yet paid up in full		
C.	**Own shares** held by:		
	- the company itself		
	- its subsidiaries	1,369,277	50,718,431
D.	**Commitments to issue shares**		
E.	**Capital authorised but not subscribed**	1,071,000	

		1. Number of shares	*2. Attached voting rights*
F.	**Shares issued not representing capital**		

G. **Structure of the shareholder group of the company as at the closing date of the financial year, as shown by the notices received by the company: see page 266.**

X.	**Status of liabilities**		*2006*
A.	**Amounts payable originally due after more than one year,** **According to their remaining term to maturity**		
B.	**Guaranteed amounts payable** (Included in items 17 and 42/48 of the liabilities)		
C.	**Amounts payable in respect of taxes, remuneration and social charges**		
	1. Taxes (item 450/3 of the liabilities)		
	A) Taxes due		
	B) Taxes not yet due		113
	C) Estimated taxes payable		
	2. Remuneration and social charges (item 454/9 of the liabilities)		62

XII.	**Results of operations**	*2006*	2005
A.	**Net turnover (item 70)**		
B.	**Other operating income (item 74)**		
C1.	**Employees listed in the staff register**		
C2.	**Staff costs (item 62)**		
C3.	**Pension provisions (included in item 635/7)**		
D.	**Downward value adjustments (item 631/4)**		
E.	**Provisions for risks and charges (item 635/7)**		
	Formed		
	Used and reversed		
F.	**Other operating expenses (item 640/8)**		
	Taxes and levies on business operations	39	49
	Other		
G.	**Temporary staff and persons available to the company**		
	1. Total number on balance sheet date		
	2. Average number of FTE's:		
	Number of hours actually worked	106	45
	Costs for the company	3	*1*

XIII.	Financial results	2006	2005
A.	**Other financial income (item 752/9)**		
B.	**Amounts written down on loan issuance costs and from risks**		
C.	**Capitalised interest**		
D.	**Amount written down on current assets (item 651)**		
E.	**Other financial charges (item 652/9)**		
	Provisions of a financial nature		
	Breakdown of other financial charges, if significant amounts are involved:		
	- Banking expenses	2	4
	- Expenses related to own funds	12,743	12,731

XV.	Income taxes	2006
A.	**Breakdown of item 670/3**	
	1. Taxes on the result for the financial year	8,296
	2. Taxes on the result for previous years	57
	A. Additional charges for income taxes due or paid	57
	B. Estimated additional charges for income taxes (included in item 450/3 of the liabilities) or Additional charges for income taxes for which a provision was made (included in item 161 of the liabilities)	
B.	**Insofar as taxes for the current period are materially affected by differences** Between the profit before taxes, as stated in the financial statements, and the estimated taxable Profit, the main source for such differences with special mention of differences due to timing differences between The determination of the book profit and the profit for tax purposes.	
	Dividends of subsidiaries of which 95% is not taxable	1,087,750
C.	**Impact of the extraordinary results on the level of taxation on the result for the financial year**	
D.	**Sources of deferred taxes**	

XVI.	Taxes on value added and taxes to the debit of third parties	2006	2005
A.	**Amount of value added tax charged during the financial year:**		
B.	**Amounts withheld to the debit of third parties in the form of:**		
	1. Advance levy withheld from wage, salaries and benefits	800	451
	2. Withholding tax	144,276	190,629

XVII.	Rights and commitments not reflected in the balance sheet	2006
	Personal security provided or irrevocably pledged by the company by way of surety	
	For amounts payable by or commitments of third parties, of which:	8,443,477
	- Outstanding bills of exchange endorsed by the company	
	- Bills drawn or guaranteed by the company	
	- Maximum amount for which other debts or commitments of third parties are Guaranteed by the company	8,443,477

XVIII. Relationships with affiliated companies and companies in which the company holds participating interests

		1. Affiliated companies		*2. Companies in which the company holds participating interests*	
		2006	2005	2006	2005
1.	**Financial fixed assets**	19,530,533	19,530,533		
	Participating interests	19,530,533	19,530,533		
2.	**Amounts receivable**				
3.	**Short-term investments**				
4.	**Amounts payable**		139		
	Within one year		139		

	Affiliated companies 2006	2005
5. Personal and collateral security provided or irrevocably pledged by the company by way of surety for amounts payable by or commitments of affiliated companies	8,443,477	*25,465,618*
Personal and collateral security provided or irrevocably pledged by affiliated companies by way of surety for amounts payable by or commitments of the company		
6. Other significant financial commitments		
7. Financial results		
Income from financial fixed assets	1,145,000	1,375,000
Income from current assets	782	681
Other financial income		
Interest in respect of amounts payable	289	1,656
Other financial charges		
8. Realisation of fixed assets		

XIX. Financial relationships with

A. Managing directors and managers.

B. Persons or legal entities who/which control the company directly or indirectly but who are not Affiliated companies.

C. Other companies that are controlled directly or indirectly by the persons or entities mentioned under B.

	2006
1. Amounts receivable from these persons or entities	
2. Sureties provided on their behalf	
3. Other significant commitments undertaken on their behalf	
Main conditions concerning items 9500, 9501 and 9502	
4. Direct and indirect remuneration and pensions charged to the income statement, to the extent that this disclosure does not exclusively or mainly relate to the situation of a single identifiable person:	
- managing directors and managers	6,245
- former managing directors and former managers	

Shareholder structure

As far as known by Fortis SA/NV, the structure of the company's stable shareholdings at 31 December 2005 was as follows:

	Number of shares	%
Stichting VSB Fonds	67,045,696	4.99

On 31 December 2006, the members of the Board of Directors of Fortis SA/NV jointly held 885,050 shares and 55,900 options.

Appropriation of profit

Shareholders of Fortis may choose to receive a dividend from Fortis SA/NV or from Fortis N.V. In April 2005 the Ministery of Economic Affairs authorised the preparation of statutory financial statements before profit appropriation for accounting years 2004, 2005 and 2006.

On 7 September 2006, Fortis paid an interim dividend of EUR 0.58 per Fortis share. As a result of the dividend election process Fortis SA/NV paid an interim dividend of EUR 540,599,829.

Commitments to issue or transfer shares

	2006
Number of shares at 31 December	1,342,815,545
Shares that may be issued:	
- in connection with option plans, including warrants (see note 10) [1]	31,000,126
- in connection with convertible notes	1,526
Potential number of shares at 31 December	**1,373,817,197**

[1] *This is a reference to the relevant note in the Fortis Consolidated Financial Statements.*

The potential number of shares at 31 December includes 39,682,540 shares that were issued for the FRESH transaction. These shares are held by a group company and do not confer voting rights or dividend as long as they are in the possession of the group company (see note 29.1 of the Fortis Condolidated Financial Statements).

Information on the Consolidated Financial Statements

Together with Fortis N.V. the company is part of the Fortis consortium. The two companies will together publish Consolidated Financial Statements.

The Fortis Consolidated Financial Statements are available from the group's two registered offices, at Rue Royale 20, 1000 Brussels (Belgium) and Archimedeslaan 6, 3584 BA Utrecht (the Netherlands).

Information on honoraries of the chartered accountants

In 2006, the following exceptional performances or particular assignment have been performed (in EUR):

	PWC	
	Belgium	Foreign network
Advisory services	-	-
Special projects	-	-
Other services	20,744	-

Exception to the rule 1:1: Fortis SA/NV is not bounded to the rule 1:1 because the Fortis consortium, which Fortis SA/NV belongs to, is audited by a common audit. Moreover, the audit committee of the Fortis consortium decides in a systematic way the approbation of the execution of the exceptional performances and particular missions.

Summary of valuation principles

I. Incorporation expenses

Expenses relating to a capital increase or an issue of shares and convertible and non-convertible notes are amortised over a maximum period of five years.

IV. Financial fixed assets

Financial fixed assets consist only of ownership interests in Fortis companies. They are accounted for at their acquisition price, excluding acquisition costs.

VII. / X. Amounts receivable and liquid assets

Amounts receivable and liquid assets are accounted for at face value or at acquisition price.

These items are reduced in value if, at the balance sheet date, and taking into account the value of any guarantees attached to each receivable or liquid asset, recovery is uncertain or doubtful.

VIII. Short-term investments

Securities are recorded at their acquisition price.

Reductions in value are recorded to the amount of the long-term capital losses incurred. If these reductions in value subsequently diminish, they will be reversed in the amount of such diminution. Profits on the sale of securities are determined on the basis of the average acquisition price of the securities.

Conversion of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are converted at the exchange rates at the end of the financial year. Gains or losses arising from these conversions and exchange rate differences in connection with transactions in the course of the financial year are taken to the income statement.

Social balance

Fortis SA/NV does not employ any staff at 31 December 2006.

Statutory auditor's report to the general shareholders' meeting on the Financial Statements of Fortis SA/NV as of and for the year ended 31 December 2006

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the Financial Statements and the required additional disclosures and information.

Unqualified opinion on the Financial Statements

We have audited the Financial Statements of Fortis SA/NV as of and for the year ended 31 December 2006, prepared in accordance with the financial reporting framework applicable in Belgium, and which show a balance-sheet total of EUR (000) 19,575,937 and a profit for the year of EUR (000) 1,114,019.

The company's board of directors is responsible for the preparation of the Financial Statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of Financial Statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these Financial Statements based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the 'Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren'. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the Financial Statements contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the company's internal control relating to the preparation and fair presentation of the Financial Statements, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the Financial Statements taken as a whole. Finally, we have obtained from the board of directors and company officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

In our opinion, the Financial Statements of Fortis SA/NV give a true and fair view of the company's net worth and financial position as of 31 December 2006 and of its results for the year then ended in accordance with the financial reporting framework applicable in Belgium.

Additional disclosures

The company's board of directors is responsible for the preparation and content of the management report, and for ensuring that the company complies with the Companies' Code and the company's articles of association.

Our responsibility is to include in our report the following additional remarks and information, which do not have any effect on our opinion on the Financial Statements:

- The management report deals with the information required by the law and is consistent with the Financial Statements. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the company, the state of its affairs, its foreseeable development or the significant influence of certain events on its future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained in accordance with the legal and regulatory requirements applicable in Belgium.

- There have been no transactions undertaken or decisions taken in breach of the company's statutes or the Companies' Code such as we would be obliged to report to you. As disclosed in the notes to the statutory accounts, these accounts have been presented before appropriation of the result of the year.

- During the year 2006, the company distributed an interim dividend, in respect of which we prepared the attached report in accordance with legal requirements.

Sint-Stevens-Woluwe,
7 March 2007

The Statutory Auditor
PricewaterhouseCoopers
Reviseurs d'Entreprises SCCRL/Bedrijfsrevisoren

represented by
Yves Vandenplas   Luc Discry

Statutory auditor's Report on the statement of assets and liabilities as of 30 june 2006 in connection with the proposed distribution of an interim dividend

In accordance with Article 618 of the Companies' Code and the statutes of your company, we are pleased to submit our report on our review of the accompanying statement of assets and liabilities as of 30 June 2006, based on which you propose to distribute an interim dividend of EUR 0.58 per share, for a total amount of EUR ('000) 753,949.

We conducted our review of the statement of assets and liabilities as of 30 June 2006, which consisted primarily of analysis, comparison and discussion of the interim financial information, in accordance with the relevant recommendation of the 'Institut des Reviseurs d'Entreprises – Instituut der Bedrijfsrevisoren'.

Our review did not reveal any matters that would require material adjustments to be made to the statement of assets and liabilities as of 30 June 2006.

Finally, according to the accompanying statement of assets and liabilities, the proposed distribution would not lead to a decrease in the company's net assets to an amount lower than the sum of the company's paid-up capital and those reserves that the law or the company's statutes do not allow to be distributed.

9 August 2006

The Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL
represented by

Yves Vandenplas　　　　Luc Discry

Enclosure:
Statement of assets and liabilities as of 30 June 2006.

Enclosure

Statement of assets and liabilities of Fortis SA/NV as of 30 June 2006

Statement of assets and liabilities as of 30 June 2006

ASSETS	**EUR ('000)**
Incorporation expenses	276
Financial fixed assets	19.530.233
Amounts receivable within one year	114
Liquid assets	194.150
TOTAL ASSETS	**19.724.773**

LIABILITIES AND EQUITY	**EUR ('000)**
Capital	5.744.400
Share premium reserve	5,544,921
Reserves	6.504.060
Profit carried forward	1.142.689
Profit for the financial year	591.043
SHAREHOLDERS' EQUITY	19.527.113
Amounts payable within one year	197.660
LIABILITIES	197.660
TOTAL LIABILITIES AND EQUITY	**19.724.773**

Fortis N.V.
Financial Statements 2006

Fortis N.V.
Archimedeslaan 6
3584 BA Utrecht, the Netherlands

Balance sheet

(before appropriation of profit)

	31 December 2006	31 December 2005
Assets		
Financial fixed assets		
- Participating interests in group companies	10,390	9,529
Current assets		
- Receivables from group companies		
- Other receivables and accrued interest	1	
Cash and cash equivalents	37	72
	10,428	9,601
Liabilities		
Shareholders' equity		
- Capital paid-up and called-up	564	563
- Share premium reserve	6,211	6,174
- Revaluation reserve	337	901
- Legal reserve participating interests	64	69
- Other reserves	1,065	(86)
- Retained profit current financial year	2,187	1,980
	10,428	9,601

Income Statement

	2006	*2005*
Profit from group companies	2,186	1,978
Other results after taxation	1	2
Net profit	**2,187**	**1,980**

Explanatory notes to the balance sheet and income statement

General

Fortis is a company with a global presence.

The Fortis Consolidated Financial Statements 2006 have been prepared in accordance with International Financial Reporting Standards (IFRSs_ as adopted by the European Union. In accordance with section 2:362, subsection 8 of the Netherlands Civil Code, the Board of Directors of Fortis N.V. decided to prepare the Non-Consolidated Financial Statements based on accounting principles applied in the Fortis Consolidated Financial Statements.

Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements. The share in the results of participating interests in group companies is reported in accordance with the principles of valuation and profit determination that apply to the Fortis Consolidated Financial Statements.

Fortis N.V. has applied article 2:402 in preparing the income statement. All amounts stated in the tables of these Financial Statements are denominated in millions of euros, unless otherwise indicated.

Balance sheet

The following pages contain explanatory notes to the various balance sheet items, including an explanation of the principles of valuation applied. Where no valuation principle is stated, the assets and liabilities are included at nominal value, less impairment losses where necessary.

Financial fixed assets

Participating interests in group companies
This item consists of the 50% share in Fortis Brussels SA/NV and the 50% share in Fortis Utrecht N.V. as of year end 2006 and year end 2005. Participating interests in group companies are carried at net asset value in accordance with the principles of valuation that apply to the Fortis Consolidated Financial Statements.

Movements in the balance sheet items are as follows:

	2006	2005
Balance at 1 January	**9,529**	**7,791**
Share of profit from participating interests	2,186	1,978
Dividend received	(390)	(770)
Revaluation of participating interests	(409)	413
Foreign exchange differences	(154)	125
Other changes	(372)	(8)
Balance at 31 December	**10,390**	**9,529**

Other changes relate to the decision made by shareholders to receive a Dutch or a Belgian sourced dividend. In connection with this choice, the dividend paid by Fortis Utrecht N.V. and Fortis Brussels SA/NV is not broken down on the basis of the ownership ratios (50% each). This item represents this difference.

Receivables from group companies

Receivables from group companies are initially recorded at fair value and subsequently measured at amortised cost using the effective interest method, less impairments. All receivables have a term shorter than one year.

Other receivables and accrued interest

This item concerns amounts to be received from operating companies relating to option plans, a receivable from the tax authorities regarding advances on dividend tax claims on ADRs, and interest to be received on liquid assets. All receivables have a maturity shorter than one year.

Cash and cash equivalents

Cash and cash equivalents are carried at nominal value and are fully at the free disposal of the company.

Shareholders' equity

Movements in Shareholders' equity are as follows:

	2006	2005
Balance at 1 January	**9,601**	**7,864**
Capital increases	37	5
Profit	2,187	1,980
Revaluation of participating interests, including foreign exchange differences	(563)	538
Other changes	(372)	(8)
Dividend paid	(462)	(778)
Balance at 31 December	**10,428**	**9,601**

Fortis N.V. has a 50% interest in Fortis through its 50% interest in Fortis Utrecht and Fortis Brussels. The shareholders' equity of Fortis N.V. equals approximately 50% of Fortis's consolidated shareholders' equity. Discrepancies arise through differences in the assets and liabilities of Fortis N.V. and Fortis SA/NV.

Capital paid-up and called-up

Movements in paid-up and called-up capital are as follows:

Capital paid-up and called-up at 1 January 2005: 1,340,786,545 shares	563
Issue of 36,000 shares	0
Capital paid-up and called-up at 31 December 2005: 1,340,822,545 shares	**563**
Issue of 1,993,000 shares	1
Capital paid-up and called-up at 31 December 2006:1,342,815,545 shares	**564**

The nominal value of the ordinary shares at 31 December 2006 is EUR 0.42 per share. The shares are fully paid up. On 7 May 2002 39,682,540 shares were issued due to the issuance of Floating Rate Equity-linked Subordinated Hybrid (FRESH) Capital Securities.

These shares were then repurchased by the group company Fortfinlux SA. As these shares carry no voting rights and no dividend rights, this repurchase is considered to have no economic value. Further information on FRESH securities is provided in note 29 of the Fortis Financial Statements.

An option was granted to Stichting Continuïteit Fortis to acquire Fortis N.V. preference shares. More information about Preference shares can be found in note 4 of the Fortis Consolidated Financial Statements.

Share premium reserve

Movements in Share premium reserve are as follows:

Balance at 1 January 2005	**6,169**
Amounts received from group companies for options	5
Issue of 36,000 shares	0
Balance at 31 December 2005	**6,174**
Amounts received from group companies for options	9
Issue of 1,993,000 shares	28
Balance at 31 December 2006	**6,211**

In 2006 and 2005 a number of operating companies of Fortis granted options on Fortis shares to employees. The options were covered by Fortis SA/NV and Fortis N.V. The amount received from the operating companies for the options is recorded under share premium reserve.

Revaluation reserves

This concerns a legal reserve related to the revaluation of participating interests. Movements in the Revaluation reserve are as follows:

Balance at 1 January 2005	**363**
Change in 2005	538
Balance at 31 December 2005	**901**
Changes in 2006	(564)
Balance at 31 December 2006	**337**

Legal Reserve participating interests

This is a reserve for:

- unrealised gains from associates and joint ventures which are recognised in the income statement and for which there is no liquid market
- retained earnings from associates and joint ventures.

Balance at 1 January 2005	**43**
Changes in 2005	26
Balance at 31 December 2005	**69**
Changes in 2006	(5)
Balance at 31 December 2006	**64**

Other reserves

Movements in Other reserves are as follows:

Balance at 1 January 2005	**(779)**
From profit appropriation 2004	1,505
Dividend 2004	(509)
Interim dividend 2005	(269)
Changes in legal reserve participating interests	(26)
Other changes	(8)
Balance at 31 December 2005	**(86)**
From profit appropriation 2005	1,980
Dividend 2005	(248)
Interim dividend 2006	(214)
Changes in legal reserve participating interests	5
Other changes	(372)
Balance at 31 December 2006	**1,065**

Other changes relate to the valuation of participating interests. See the note to the item Participating interests in group companies.

Retained profit current financial year

Movements in the retained profit current financial year are as follows:

Balance at 1 January 2005	**1,504**
Profit appropriation	(1,504)
Profit current financial year	1,980
Closing balance at 31 December 2005	**1,980**
Profit appropriation	(1,980)
Profit current financial year	2,187
Balance at 31 December 2006	**2,187**

Short-term liabilities

Other liabilities

This item concerns a short-term debt to a group company.

Option plans

A description of the option plans on the shares of Fortis N.V. is included in notes 10 and 11 of the Fortis Consolidated Financial Statements.

Commitments not reflected in the balance sheet

Fortis N.V. has extended a guarantee to the Institute of London Underwriters on behalf of Bishopsgate Insurance Limited. Bishopsgate Insurance Limited terminated its membership of the Institute of London Underwriters on 31 December 1991. Fortis N.V.'s guarantee concerns the current commitments arising out of policies issued by the previously mentioned Institute on behalf of Bishopsgate, and for Bishopsgate's commitments to the Institute.

Fortis SA/NV and Fortis N.V. have each extended guarantees with respect to liabilities and credit facilities of Fortis subsidiaries in various currencies. The total amount of current outstanding debts is EUR 8,443 million (2005: EUR 9,692 million).

Income statement

General

The result is made up primarily of the share in the profit from participating interests.

Other results consist mainly of interest income and interest expenses on receivables from and debts to group companies.

No corporation tax is owed on the pre-taxation result in connection with carry-back losses from previous years.

Details of the total remuneration paid to the Board of Directors are provided in note 11 of the Fortis Consolidated Financial Statements.

Utrecht, 7 March 2007

Board of Directors

Other information

To the General Meeting of Shareholders of Fortis N.V.

Auditors' report

Report on the company financial statements

We have audited the accompanying company financial statements for the year ended 2006 of Fortis N.V. Utrecht, which comprise the balance sheet as at 31 December 2006, the income statement for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the company financial statements and for the preparation of the management board report, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the company financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the company financial statements give a true and fair view of the financial position of Fortis N.V. as at 31 December 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 7 March 2007

KPMG Accountants N.V.
S.J. Kroon RA

Provisions of the Articles of Association concerning profit appropriation

These provisions are contained in Article 25. The Board of Directors determines which part of the profit is to be retained. The remainder of the profit is at the disposal of the General Meeting of Shareholders.

Profit appropriation

The Board of Directors proposes a dividend for 2006 of EUR 1.40 per share (2005: EUR 1.16).

Taking into account the interim dividend of EUR 0.58 per Fortis share, paid on 7 September 2006, the balance of EUR 0.82 per Fortis share will be payable from 14 June 2007. Shareholders may choose to receive either a Dutch or a Belgian sourced dividend. The final amount to be charged or allocated to the other reserves of Fortis N.V. in connection with the proposed dividend payment will be calculated once shareholders have indicated the source from which they wish to receive the dividend. Shareholders must state their choice by filling in a 'dividend election form'. If no express choice is made by the shareholders, automatic election rules (the Default Rules) will be applicable. More information about these rules is contained in note 4 of the Fortis Consolidated Financial Statements.

Stichting Continuïteit Fortis

The objective of Stichting Continuïteit Fortis is to ensure continuity so that the interests of Fortis and its stakeholders are safeguarded as fully as possible. Stichting Continuïteit Fortis has been granted an option to acquire an amount of preference shares in Fortis N.V. not exceeding the number of ordinary (twinned) shares issued at the time the option is exercised. If Stichting Continuïteit Fortis exercises its option, it will acquire the same number of voting rights as are attached to the ordinary shares issued. In that case, a General Meeting of Shareholders will convene every two years (or more frequently) to consider whether to cancel or repurchase the preference shares issued by Fortis N.V.

The Board of Stichting Continuïteit Fortis consists of six members, of whom four are independent and two are appointed from among the non-executive members of the Fortis Board of Directors. All Board Members are appointed by the Boards of Directors of Fortis N.V. and Fortis SA/NV. In the year under review, Mick den Boogert, Dick Bouma, and René Mannekens acted as independent Board Members. Herman Santens resigned as independent Board Member on 30 September 2006, as he would reach the age limit set by the articles of association in December 2006. Paul Buysse was appointed his successor with effect from 30 September. Baron Piet Van Waeyenberge and Jan Slechte are currently the two Board Members who are also Members of the Board of Directors of Fortis.

Independence statement

The Board of Directors of Fortis N.V. and the Board of Stichting Continuïteit Fortis declare that in their shared opinion the Stichting Continuïteit Fortis meets the independence requirement stipulated by Euronext Amsterdam N.V.

Utrecht, 7 March 2007

Fortis N.V.

Board of Directors

Stichting Continuïteit Fortis

Board

René Mannekens (Chairman)
Mick den Boogert (Chairman)
Jan Slechte
Paul Buysse
Piet van Waeyenberge
Dick Bouma

Other information

Forward-looking statements to be treated with caution

Some of the statements contained in this Annual Report, including but not limited to the statements made in the sections entitled Message to the Shareholders, Description of activities and Report of the Executive Committee and in note 7 Risk management, refer to future expectations and other forward-looking perceptions that are based on management's current views, estimates and assumptions concerning future events. These forward-looking statements are subject to certain risks and uncertainties that may mean actual results, performance or events differ materially from those such statements express or imply, including but not limited to our expectations regarding cost and revenue synergies arising from the integration of our banking operations, e.g. branch closures and levels of restructuring costs, the impact of recent acquisitions and the levels of provisions relating to our credit and investment portfolios. Other more general factors that may impact our results include but are not limited to:

- general economic conditions, in particular economic conditions in our core markets Belgium and the Netherlands
- changes in interest rates and the performance of financial markets
- the frequency and severity of insured loss events
- mortality, morbidity and persistency levels and trends
- foreign exchange rates, including euro / US dollar exchange rate
- changes in competition and pricing environments, including increasing competition in Belgium and the Netherlands
- changes in domestic and foreign legislation, regulations and taxes
- regional or general changes in asset valuations
- occurrence of significant natural or other disasters
- inability to economically reinsure certain risks
- adequacy of loss reserves
- regulatory changes relating to the banking, insurance, investment and/or securities industries
- changes in the policies of central banks and/or foreign governments
- general competitive factors on a global, regional and/or national scale.

Availability of company documents for public inspection

The Articles of Association of Fortis SA/NV and Fortis N.V. can be inspected at the Registry of the Commercial Court in Brussels (Fortis SA/NV), at the Chamber of Commerce in Utrecht (Fortis N.V.) and at the companies' registered offices.

The Financial Statements are filed with the National Bank of Belgium (Fortis SA/NV) and the Chamber of Commerce in Utrecht (Fortis N.V.). Resolutions on the (re)election and removal of Board Members of the companies are published in annexes to the Belgian Law Gazette (Fortis SA/NV), the Euronext Amsterdam Daily Official List (Fortis N.V.) and elsewhere.

Financial reports on the companies and notices convening AGMs and EGMS are published in the financial press, and other newspapers and periodicals. The Financial Statements of both companies are available from their registered offices and are also filed with the National Bank of Belgium and the Chamber of Commerce in Utrecht. They are sent each year to registered shareholders and to others on request.

Provision of information to shareholders and investors

Listed shares
Fortis shares are currently listed on Euronext Brussels, Euronext Amsterdam and the Luxembourg Stock Exchange, Fortis also has a sponsored ADR-programme in the United States. Fortis SA/NV VVPR strips are listed only on Euronext Brussels.

Types of shares
Shares in Fortis may be registered or bearer shares.

Bearer shares: custody and conversion into registered shares

Fortis offers its shareholders the opportunity to place bearer shares in custody. Once in custody, these shares remain bearer shares and are administered at no cost. Holders of bearer shares may arrange, on request and free of charge, for their shares to be converted into registered shares. Holders of registered shares may arrange, on request and free of charge, for their shares to be delivered in the form of bearer shares. Fortis has devised a procedure for the rapid conversion of bearer shares, facilitating rapid delivery. Please refer to the Fortis Governance Statement for more details, or contact:

Corporate Administration
Fortis SA/NV,
Rue Royale 20, 1000 Brussels, Belgium
Tel. +32 2 565.54.18 or +32 2 565.54.23
Fax +32 2 565.23.84

Or:

Board of Directors Secretariat
Fortis N.V.
P.O. Box 2049, 3500 GA Utrecht, the Netherlands
Tel. +31 30 226 3655
Fax +31 30 226 9838

Information and communication

Fortis sends out notices, including those relating to the quarterly and annual results, and to the Fortis Annual Report, free of charge to holders of registered shares in custody. Fortis sends all holders of registered shares in custody a personal invitation to attend the AGMs, and encloses the agenda, proposed resolutions and a proxy form by means of which they can nominate a representative to vote on their behalf at the AGMs. When dividend becomes payable, Fortis automatically credits the dividend accruing to holders of shares in custody to those bank accounts of which it has previously received details from the pertinent shareholders.

Glossary and abbreviations

Amortised cost
The amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation/accretion of any premium/discount, and minus any write-down for impairment.

Asset backed security
A bond or a note backed by loan paper (not being mortgages) or accounts receivable.

Associate
A company in which Fortis has significant influence but which it doesn't control.

Basis point (bp)
One hundredth of a percentage point (0.01%).

Cash flow hedge
A hedge to mitigate the exposure to variability in cash flows of a recognised asset or liability, or forecasted transaction, that is attributable to changes in variable rates or prices.

Clean fair value
The fair value excluding the unrealised portion of the interest accruals.

Clearing
Administrative settlement of securities, futures and options transactions through a clearing organisation and the financial institutions associated with it (clearing members).

Core capital
Total available capital at group level (based on the banking definition of Tier 1 capital).

Credit spread
The yield differential between government bonds and corporate bonds or credits.

Custody
An agreement, usually between an investor and a bank (or possibly an agent or a trust company), whereby the investor deposits for safekeeping securities, gold or other valuables with the bank, which in turn takes the valuables into safekeeping for a fee.

Deferred acquisition cost
The cost of acquiring new and renewed insurance business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and primarily are related to the production of new business.

Derivative
A financial instrument such as a swap, a forward, a future contract and an option (both written and purchased). This financial instrument has a value that changes in response to changes in various underlying variables. It requires little or no net initial investment, and is settled at a future date.

Disability insurance
Insurance against the financial consequences of long-term disability.

Discounted cash flow method
An approach to valuation, whereby projected future cash flows are discounted at an interest rate that reflects the time value of money and a risk premium that reflects the extra return investors demand for the risk that the cash flow might not materialise after all.

Discretionary participation feature

A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:
(a) that are likely to be a significant portion of the total contractual benefits; (b) whose amount or timing is contractually at the discretion of the issuer; and (c) that are contractually based on: (i) the performance of a specified pool of contracts or a specified type of contract; (ii) realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or (iii) the profit or loss of the company, fund or other entity that issues the contract.

Embedded derivative

A derivative instrument that is embedded in another contract - the host contract. The host contract might be a debt or equity instrument, a lease, an insurance contract or a sale or purchase contract.

Employee benefits

All forms of considerations given by an entity in exchange for service rendered by employees, in addition to their pay or salary.

Factoring

A form of corporate financing in which a company transfers outstanding debts to a factoring company that, for a fee, assumes responsibility for the debtor records, risk coverage and financing.

Fair value

The amount for which an asset (liability) can be bought (incurred) or sold (settled), between knowledgeable, willing parties in an arm's length transaction.

Fair value hedge

A hedge of an exposure to changes in the fair value of a recognised asset or liability (or a portion thereof) or a firm commitment. The exposure is attributable to a particular risk and will affect reported net income.

Finance lease

A lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

Goodwill

This represents the excess of the fair value of the assets given, liabilities incurred or assumed, and equity instruments issued, plus any costs directly attributable to the business combination over Fortis's interest in the fair value of assets acquired and liabilities and contingent liabilities assumed.

Gross written premiums

Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

Hedge accounting

Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

IFRS

International Financial Reporting Standards, used as a standard for all listed companies within the European Union as of 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment

A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

Insurance contract

A contract under which one party (Fortis) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder.

Investment contract

A life insurance policy contract that transfers financial risk without transferring significant insurance risk.

Intangible asset

An identifiable non-monetary asset which is recognised at cost if and only if it will generate future economic benefits and if the cost of the asset can be measured reliably.

Investment property

Property held by Fortis to earn rental income or for capital appreciation.

ISO Currency code list

AUD	Australia, Dollars
CAD	Canada, Dollars
CHF	Switzerland, Francs
CNY	China, Yuan Renminbi
DKK	Denmark, Kroner
GBP	Britain (United Kingdom), Pounds
JPY	Japan, Yen
MYR	Malaysia, Ringgits
SEK	Sweden, Kronor
THB	Thailand, Baht
TRY	Turkey, New Lira
TWD	Taiwan, New Dollars
USD	United States of America, Dollars
ZAR	South Africa, Rand

Joint venture

A contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

Macro hedge

A hedge used to eliminate the risk of a portfolio of assets.

Market capitalisation

Value attributed to the company by the stock market. Market capitalisation corresponds to the number of shares outstanding multiplied by the share price at a given time.

Mortgage backed security

An investment instrument that represents ownership of an undivided interest in a group of mortgages. Principal and interest from the individual mortgages are used to pay investors' interest on the securities as well as to repay the principal investment.

Net-investment hedge

A hedge used to reduce the financial risks of a reporting entity's share in the net assets of a foreign entity by entering into transactions that give an offsetting risk profile.

Notional amount

Amount of currency units, number of shares, a number of units of weight or volume or other units specified in a derivative contract.

Operating lease

A contract that allows the use of an asset against periodic payments, but does not convey rights similar to legal ownership of the asset and where the financial risks related to the asset are with the issuer of the lease contract.

Operating margin

Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Option

A privilege sold by one party to another that offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security at an agreed-upon price during a certain period of time or on a specific date.

Private equity

Equity securities of companies that are not listed on a public exchange. Investors looking to sell their stake in a private company have to find a buyer in the absence of a marketplace.

Provision

Provisions are liabilities involving uncertainties in the amount or timing of payments. Provisions are recognised if there is a present obligation to transfer economic benefits, such as cash flows, as a result of past events and a reliable estimate can be made at the balance sheet date.

Qualifying capital

The liability components that qualify as Tier 1 capital (equity) under banking prudence regulations.

Reverse repurchase agreement

The purchase of securities with an agreement to resell them at a higher price at a specific future date.

Shadow accounting

According to IFRS 4 an insurer is permitted, but not required, to change its accounting policies so that a recognised but unrealised gain or loss on an asset affects the measurement of the insurance liabilities. The related deferred adjustment to the insurance liability (or deferred acquisition costs or intangible assets) is recognised in equity only if the unrealised gains or losses are recognised directly in equity.

Securities lending transaction

A loan of a security from one counterparty to another, who must eventually return the same security as repayment. The loan is often collateralized. Securities lending allows an entity in possession of a particular security to earn enhanced returns.

Subordinated bond (loan)

A loan (or security) that ranks below other loans (or securities) with regard to claims on assets or earnings.

Subsidiary

Any company, of which Fortis, either directly or indirectly, has the power to govern the financial and operating policies so as to obtain the benefits from its activities ('control').

Suretyship

A bond issued by an entity on behalf of a second party, guaranteeing that the second party will fulfil an obligation or series of obligations to a third party. In the event that the obligations are not met, the third party will recover its losses via the bond.

Tier 1 ratio

Core capital of a bank expressed as a percentage of the risk-weighted balance sheet total.

Trade date

The date when Fortis becomes a party to the contractual provisions of a financial asset.

Value of Business acquired (VOBA)

The present value of future profits from acquired insurance contracts. VOBA is recognised as an intangible asset and amortised over the premium or gross profit recognition period of the policies acquired.

VaR

Abbreviation of value at risk. A technique which uses the statistical analysis of historical market trends and volatilities to estimate the likelihood that a given portfolio's losses will exceed a certain amount.

Venture capital

In general, it refers to financing provided by investors to startup firms and small businesses with perceived, long-term growth potential.

Abbreviations

AFS	Available for sale
ALM	Asset and liability management
CDS	Credit default swap
CGU	Cash generating unit
DPF	Discretionary participation features
EPS	Earnings per share
Euribor	Euro inter bank offered rate
EV	Embedded value
FRESH	Floating rate equity linked subordinated hybrid bond
HTM	Held to maturity
IBNR	Incurred but not reported
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LAT	Liability adequacy test
OTC	Over the counter
SPE	Special purpose entity

Together with the 2006 Fortis Annual Review these Financial Statements constitute the Annual Report of Fortis. The Financial Statements contain the Fortis Consolidated Financial Statements, the Fortis SA/NV Financial Statements and the Fortis N.V. Financial Statements. The report of the Executive Committee is contained in the 2006 Annual Review.

Fortis and Fortis SA/NV, Rue Royale 20, 1000 Brussels, Belgium
Telephone +32 (0)2 510 52 11, Fax +32 (0)2 510 56 30

Fortis and Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, the Netherlands
Telephone +31 (0)30 226 62 22, Fax +31 (0)30 226 98 38

Internet address: www.fortis.com

E-mail address: info@fortis.com

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 565 11 11
Fax +32 (0)2 565 42 22

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 226 62 22
Fax +31 (0)30 226 98 38

info@fortis.com

www.fortis.com

18941/IE8942

Getting you there.

FORTIS

Annual Review 2006

"Our success in the past two years has given us the confidence to reconfirm and accelerate our strategy of growing this company into a leading European provider of high-quality financial services."




Contribution to net profit[1]
45%

page 30

Merchant Banking (in EUR million)		2005
Revenues	2,744	2,308
Expenses	(1,429)	(1,326)
Net profit	1,348	1,007
Cost/income ratio	52.1%	57.5%
Operating leverage	11.1%	26.2%
FTEs (year-end)	4,995	4,159

Commercial & Private Banking (in EUR million)		2005
Revenues	2,502	2,088
Expenses	(1,500)	(1,289)
Net profit	671	460
Funds under management (in EUR billion)	79	70
Cost/income ratio	60.0%	61.7%
Operating leverage	3.5%	-2.3%
FTEs (year-end)	8,024	6,119

Key developments in 2006

Merchant Banking

- Development of new innovative products in derivatives, structured products and securities financing
- Acquisition of Cinergy M&T, a marketing and trading platform in energy in the US and Canada
- Fund administration expanded through the acquisition of Hedge Fund Services, the largest fund administrator in the British Virgin Islands
- Finalisation of merger of Fortis Clearing Chicago and O'Connor & Co. into Fortis Clearing Americas LLC, substantially increasing our clearing activities in the US equity, futures and options markets

Commercial & Private Banking

- Development of an integrated offer for enterprise and entrepreneur
- Expansion into new geographies, such as Scandinavia and Greece (Commercial Banking), and Russia and Dubai (Private Banking)
- Acquisitions in leasing in Romania, Switzerland, Scandinavia and Hungary, and in factoring in Poland
- Named Commercial Bank of the Year in the Netherlands and received international Outstanding Business Private Bank award

Insurance

Fortis is a prominent player in the European insurance market. We have tailored our insurance solutions to our customers' needs, be they retail clients, SMEs or corporate clients in selected markets.
We stand out by virtue of our leadership in several markets, including our home market – the Benelux countries – and our strong positions in the bancassurance and broker channels. We draw on our existing skills in distribution, operations and products outside our home market, allowing us to establish leadership positions in selected European and Asian markets.

Business strategy

- Create revenue synergies by leveraging our insurance skills across borders and businesses
- Focus continuously on clients to adapt product portfolio and align multi-distribution strategy with changing consumer needs
- Capitalise on multi-local character of insurance business
- Create scale optimisation and apply best practices
- Enter new markets in Europe and Asia through start-ups and acquisitions

Market position

- Largest insurer in Belgium: no. 1 in life, no. 2 in non-life and leading position in group life and pensions
- Third-ranking insurer in the Netherlands, with leading position in individual life and non-life cover, disability insurance and niche markets (travel and leisure, funeral policies)
- Leadership position in bancassurance in other selected countries and regions (Luxembourg, Spain, Portugal and Malaysia)
- Top 10 player in Europe
- UK's third largest private car insurer
- Fortis Corporate Insurance leading Benelux player in commercial lines
- No. 6 life insurer in China and no. 6 in Thailand. No. 1 in Malaysia for new individual life business
- Nationwide licence in China

Key developments in 2006

Insurance Belgium

- Legal merger of Fortis AG and FB Insurance in June; integration on track
- Number of insured persons in health care portfolio doubled since 2004
- Gaining market share in all major product classes

Insurance Netherlands

- Successful integration followed by active pursuit of strategy aimed at profitable top-line growth


Contribution to net profit[1]
31%

page 38

Insurance Belgium (in EUR million)	2006	2005
Gross inflow		
○ Life	5,474	5,280
○ Non-life	1,270	1,164
Operating costs	(378)	(348)
Net profit	553	488
Operating leverage	-7.0%	7.5%
Combined ratio (Non-life)	99%	97%
FTEs (year-end)	5,182	5,003

Insurance Netherlands (in EUR million)	2006	2005
Gross inflow		
○ Life	3,437	2,635
○ Non-life	1,943	1,969
Operating costs	(553)	(556)
Net profit	624	534
Operating leverage	-0.6%	6.9%
Combined ratio (Non-life)	91%	92%
FTEs (year-end)	4,210	4,652

Insurance International (in EUR million)	2006	2005
Gross inflow'		
○ Life	3,214	3,566
○ Non-life	1,820	1,642
Operating costs	(411)	(352)
Net profit	243	203
Operating leverage	-4.8%	31.6%
Combined ratio (Non-life)	100%	100%
FTEs' (year-end)	3,714	3,428

- Acquisition of William Properties, strengthening our real estate development and asset management activities

Insurance International

Successful expansion into new product/market combinations with multi-channel distribution strategy:

- Joint venture agreement in India to launch insurance business
- Fortis Mayban acquired Malaysia National Insurance Holdings, resulting in a leading multi-channel insurance company
- Acquisition of seventh largest life insurer in Ukraine
- Life insurance platform acquired in Germany
- Life insurance start-up in Russia

How we do it - our three core businesses

Retail Banking

Retail Banking provides financial services to individuals, professionals and small businesses. Over six million active customers in nine countries currently use our integrated banking and insurance services, through proprietary and third-party networks, all embedded in a multi-channel environment.

Business strategy

- Improve client satisfaction by implementing a full-fledged segmented customer approach
- Adapt organisation to accelerate international development
- Continue to invest in our core markets and in developing new ones
- Develop consumer finance by leveraging existing networks
- Focus on bancassurance through our integrated distribution network
- Pursue cross-channel distribution strategy

Market position

- Market leadership in Benelux – one of Europe's wealthiest regions
  - No. 2 in retail financial services
  - No. 1 credit card issuer
- Consumer finance offering in eight countries with 200 million inhabitants; 4 million credit card holders in Benelux and Turkey
- Strong footprint in Europe:
  - More than 1,600 Fortis branches across Europe
  - 44 credit shops in Germany and Poland
  - Post office network in Belgium and Ireland
  - Independent brokers in the Netherlands and in Poland
  - Tied agents in Belgium


Contribution to net profit[1]
24%

page 24

Retail Banking (in EUR million)		2005
Revenues	4,806	4,194
Expenses	(3,142)	(2,758)
Net profit	1,090	862
Funds under management (in EUR billion)	128	111
Cost/income ratio	65.4%	65.8%
Operating leverage	0.7%	10.2%
FTEs (year-end)	17,030	14,186

Key developments in 2006

Retail Banking

- Financial services joint venture with An Post in Ireland
- Integration of Von Essen Bank in Germany
- Credit shop concept rolled out in Poland and Germany
- Agreement to acquire Dominet, with the tenth largest branch network in Poland
- More than 1.1 million internet banking customers in Belgium
- Investment tool integrated into online banking in the Netherlands
- Strong growth of assets under management at Fortis Investments
- Fortis Investments acquires majority stake in Cadogan, a leading US fund of hedge funds platform, and creates asset management joint venture in Russia
- Fortis Investments opens a specialist investment centre in Frankfurt for Sustainable and Responsible Investment

Merchant & Private Banking

Merchant & Private Banking offers tailored financial products and skill-oriented services to large international companies and institutions, to Europe-oriented medium-sized enterprises and entrepreneurs, and to private banking clients. We have established a strong regional or global position in many of our products and skills, making us well-placed to capture growth opportunities.

Business strategy

- Become the reference European cross-border partner for enterprise and entrepreneur
- Pursue focused growth by leveraging key client relationships and strong product franchises
- Offer a combination of first-rate investment services and other products to high net worth individuals
- Sustain competitive edge by developing specialised financial services
- Exploit opportunities in the US and Asia by following key clients and leveraging existing expertise
- Continue to build excellence in operations, risk and IT

Market position

- Strong leadership position in Benelux
- High penetration among selected European customers (e.g. internationally active SMEs)
- Leading worldwide position in several specialised sectors (e.g. top 10 position in renewable energy and in offshore oil and gas services)
- Worldwide leader in trust and corporate services
- Top 20 worldwide in assets under management from high net worth individuals
- 125 Business Centres across 19 countries Europe-wide and in China
- Leading service provider in funds administration (worldwide) and in derivatives clearing (Europe)
- Top European player in cross-border leasing and commercial finance
- Private equity portfolio in excess of EUR 1.4 billion

In October 2006 Fortis announced that it would restructure its organisation into three client-centric businesses: Retail Banking, Merchant & Private Banking (formerly Merchant Banking and Commercial & Private Banking), and Insurance (formerly Insurance Belgium, Insurance Netherlands and Insurance International). The new organisational structure was implemented on 1 January 2007 and is described in this Annual Review.

[1] Excluding Other Banking and General [2] Excluding non-consolidated companies

How we did in 2006

Our commercial focus and entrepreneurship drove net profit to a record EUR 4.4 billion, meaning we have already surpassed the target we set ourselves for 2009.

Net profit per share up 10%
(in EUR)



5
4
3
2
1
0
0.41
1.70
2.35
3.07
3.38
2002
2003
2004 IFRS
2005 IFRS
2006 IFRS

Return on equity reaches 22%
(in %)



30
25
20
15
10
5
0
4.3
19.3
21.6
23.0
22.0
2002
2003
2004 IFRS
2005 IFRS
2006 IFRS

Strong RARORAC
(in %)



30
25
20
15
10
5
0
5
18
16
22
24
2002
2003
2004 IFRS
2005 IFRS
2006 IFRS

Internationalising workforce
(in FTEs, x1,000)



60
40
20
0
19%
19%
20%
30%
33%
2002*
2003*
2004
2005
2006

*excluding Assurant in the US

■ In Benelux □ Outside Benelux as % of total

Growing dividend
(in EUR)



1.5
1.2
0.9
0.6
0.3
0
0.88
0.92
1.04
1.16
1.40
2002
2003
2004
2005
2006*

*proposed dividend

Robust share performance
(year-end, in EUR)



40
30
20
10
0
16.7
16.0
20.4
26.9
32.3
2002
2003
2004
2005
2006

Improving financial ratios
(in %)



120
80
40
0
69.5
99.3
62.3
96.0
61.2
96.1
2004
2005
2006

■ Cost/income ratio Bank
□ Combined ratio Non-life

Healthy solvency
(in EUR billion)



30
25
20
15
10
5
0
17.6
18.5
20.1
23.1
27.1
2002
2003
2004 IFRS
2005 IFRS
2006 IFRS

■ Net core capital □ Fortis's floor

Increasing net profit share generated outside Benelux (in %)



30
25
20
15
10
5
0
15
18
21
2004
2005
2006

Fortis is publishing its annual results in 2006 in accordance with International Financial Reporting Standards (IFRS), including International Accounting Standards and Interpretations, as at 31 December 2006 and as adopted by the European Union. It is applying hedge accounting from 2005 onwards to reflect the underlying economic reality and hence to reduce accounting volatility. For that reason, and in accordance with IFRS, Fortis has not applied hedge accounting retroactively to the 2004 figures. However, for purposes of comparison, Fortis has published a set of pro forma results for 2004, taking account of the existing hedging strategies. Consequently, unless stated otherwise, all references to the 2004 results in this Annual Review relate to pro forma figures not audited by external auditors.

See the Glossary (page 78) for a definition of the financial measures used.

Ten-year financial highlights are available on page 83.

Fortis at a glance

Profile

Fortis is an international provider of banking and insurance services to personal, business and institutional customers. We deliver a total package of financial products and services through our own high-performance channels and via intermediaries and other partners.

Fortis is the market leader in banking and insurance in the Benelux region – one of Europe's wealthiest. Building on that leadership, we have developed an extensive European footprint in the retail banking market, operating through a variety of distribution channels. We offer skill-oriented financial services to companies, institutional clients and high net worth individuals and provide integrated solutions to the enterprise and the entrepreneur. Our unique expertise has made us a regional and in some cases global leader in niche markets, such as energy in North America and fund administration, commodities and transportation worldwide. We successfully combine our banking and insurance skills in growth markets in Europe and Asia, and we lead the market in bancassurance in the Iberian Peninsula and Malaysia.

Fortis ranks among Europe's top 20 financial institutions, with a market capitalisation of EUR 43 billion at year-end 2006. With excellent solvency, a presence in over 50 countries and a dedicated, professional workforce of 60,000, our company combines global strength with local flexibility.

Getting you there. Fortis.

How do we deliver sustainable stakeholder value? The short answer is by continuing to build on our core skills and expertise in the Benelux countries and exporting them internationally. But the true key to our success is getting it right for our customers. Everything starts and ends with our ability to help get them where they want to be. We do that by creating efficient financial solutions and building strong relationships with our clients.

In late 2006 we enhanced our operating model by creating three client-centric businesses, allowing us to better leverage our core competences and to optimise cross-selling opportunities. We upgraded our support functions, too, helping us to achieve controlled growth primarily in Europe and selectively in Asia and North America.

To sustain our growth momentum, we will concentrate our management focus, talent and capital on selected core competences, enabling us to accelerate the rollout of our skills to new markets. At the same time, we will continue to pursue external growth opportunities in order to execute our plans even more effectively or enter new markets by making add-on acquisitions according to strict investment criteria.

This Annual Review illustrates how we aim to deliver long-term value for our customers, employees, suppliers and shareholders alike.

Our vision

In an increasingly complex, yet ever more convergent world, innovation, speed and agility will be as crucial as scale, track record and reach. We will stand out as a professional international financial services brand, recognised for our ability to deliver superior and sustainable stakeholder value by constantly anticipating and surpassing the needs of customers, investors, employees, partners and communities wherever we do business.

Our mission

Fortis provides compelling customer solutions creatively.

One of Europe's most dynamic and sustainable financial services brands, by delivering specialised, innovative and pragmatic customer solutions across a network of channels and by leveraging our operational and entrepreneurial expertise.

Customer focus Support functions


10
22
Sustainable stakeholder value creation
56
46

Geographic focus Growth engines

Highlights in 2006

January
- Agreement to acquire Dreieck Industrie Leasing in Switzerland

February
- Launch of an international brand campaign supporting one strong international brand
- Alignment with international CSR standards: Equator Principles, UN Environment Programme for Financial Institutions, UN Global Compact
- Acquisition of O'Connor & Co. (US derivatives clearing)

March
- Acquisition of Hedge Fund Services (largest fund administrator in British Virgin Islands)
- Acquisition of Malaysia National Insurance Holdings

April
- Exclusive deal with European Carbon Fund to trade carbon credits

May
- Further internationalisation of the Board of Directors
- Acquisition of William Properties in the Netherlands
- Largest ever issued transaction in the intermodal sector in the US

June
- Legal merger between FB Insurance and Fortis AG in Belgium
- Several profitable deals in carbon trading providing liquidity and risk management to investors

July
- Launch of credit shops in Germany

August
- Opening of Business Centres in two new countries (Denmark and Sweden)
- Acquisition of two leasing companies in Hungary (Innotrade Leasing, Takleasing)
- Entry into Ukrainian market through acquisition of Etalon Life Insurance

September
- Opening of a branch office in Dubai International Financial Centre
- 10% share in a financial services vehicle with Shenergy Group in the Shanghai region
- Acquisition of Polish factoring company (4 Faktor Sp.zo.o)

October
- Opening of a new SRI investment centre in Frankfurt
- Financial services joint venture with An Post in Ireland
- Acquisition of CMT, a marketing and trading platform in the energy sector in the US and Canada
- Creation of CIT Fortis Investments, a Russian asset management joint venture
- Agreement to acquire Dominet, a Polish consumer finance specialist
- Entry into German market through acquisition of life insurance platform

November
- Launch of global 'enterprise and entrepreneur' campaign
- Fortis Investments acquires a 70% stake in Cadogan, a leading fund of hedge funds platform
- Joint venture agreement between Fortis, IDBI Bank and Federal Bank to establish a new life insurance company in India

December
- Announcement of a global carbon neutrality programme
- Opening of the first Business Centre in Greece, bringing the total number of openings in 2006 to six
- Acquisition of Global, a Romanian leasing specialist

Early 2007
- Entry into Russian life insurance market through launch of a start-up
- Opening of two Business Centres in Poland
- Agreement to acquire Captive Finance Ltd., a specialist in vendor lease financing, giving Fortis Lease a foothold in seven new markets.

Where to find it

The Financial Statements for 2006 are available as a separate volume.



14th
best performing European company (*BusinessWeek*, June 2006)
300
years of experience
60,000
employees
50 active in over 50 countries
38th
biggest public company in the world (Forbes, April 2006)
1 strong brand
FORTIS

Message from the Board of Directors

Strong marketing of our specialised skills combined with a dynamic entrepreneurial spirit has equipped us to offer customers compelling propositions. By leveraging these strengths, motivating our dedicated employees and successfully pursuing the profitable growth strategy we outlined two years ago, we have become one of Europe's most dynamic financial services players.

The cornerstones of our strategy are to grow our banking and insurance franchise profitably by focusing on the customer; to concentrate on Europe, while pursuing selective growth in Asia and North America; and to create one strong international brand. All this will enable us to deliver sustainable stakeholder value.

Strategy delivers results

We are pleased to report that Fortis has had another excellent year. Aided by a favourable economic environment in the Benelux countries and the rest of Europe and by buoyant commercial activity, we have been able to go on expanding our business and to invest in non-organic growth opportunities. Guided by Fortis's vision, values, commercial diversity and state-of-the-art risk management, our committed team has again delivered a fine set of results, actually outperforming our own targets. Since 2004, net profit (before results on divestments) has grown by 81%, while the bank's cost/income ratio has improved by 830 basis points to 61.2% and the combined ratio in non-life insurance has improved from 99% to 96%. More than one fifth of our earnings are now generated outside Benelux and one third of our employees are based in non-Benelux countries. The Board of Directors will propose a cash dividend of EUR 1.40 – up 21% – to the Annual General Meetings of Shareholders on 23 May 2007.

A whole series of recent highlights testify to the success of our operating model and the benefits it is bringing to our customers, employees, shareholders and to the communities we serve:

Customer revenues are growing strongly and cross-selling results are advancing. Customer satisfaction levels are rising steadily and we have picked up a number of awards for our client-centric approach. Online banking is highly successful and we are leveraging our core skills by expanding Fortis's Business Centre network. As the European bank for the enterprise and the entrepreneur, we have developed an approach that differentiates us from our competitors. Consumer finance has been rolled out to eight countries so far, and we are expanding our bancassurance activities in



Maurice Lippens (Chairman) and Jean-Paul Votron (CEO)

China, Malaysia, Thailand and, more recently, in India. We are also growing our global services in specific merchant banking niches like energy, commodities and transportation.

Our third annual Employee Motivation Survey had a record participation rate of 70%, compared to 51% in 2005, outperforming a benchmark of international financial firms. Scores on job-related issues continued to improve and employees displayed an eagerness to tackle challenges.

Our focus on the customer and the straightforward implementation of our strategy have clearly enhanced our shareholder value: our implicit 2009 target of a net profit of EUR 3.9 billion has been exceeded, our return on equity reached 22% and we introduced an interim dividend. Meanwhile, in the first two years of our five-year strategic plan (2004–09), the dividend grew by 35% and our total shareholder return exceeded 70%.

As for the communities we serve, we further embedded corporate social responsibility in our businesses. We have demonstrated Fortis's commitment to international standards and guidelines by adopting the revised Equator Principles, the UN Environment Programme for Financial Institutions and the UN Global Compact, which seeks to advance universal principles in human rights, labour, the environment and anti-corruption. We have also launched a global carbon neutrality programme and are expanding our carbon banking and renewable energy financing activities. And we continue to pursue sound risk management and optimum capital management.

Unlocking the full potential of our model

We have performed remarkably well and have every reason to be proud of what we have achieved. But the global economy is starting to slow, competition is intensifying and the regulatory environment in which we operate is changing rapidly – all of which presents exciting new challenges.

Fortis is prepared to take full advantage of these opportunities. To maximise our potential and to achieve sustainable and controlled growth, we have restructured our organisation to reflect shifting business dynamics. We now have three client-centric businesses – Retail Banking, Merchant & Private Banking and Insurance – and five dedicated support functions – Group Resources, Finance, Risk, Investments and Strategy. Positioning Risk and Investments at Executive Committee level underlines our commitment to these two activities. These functions will help us to improve our return on assets, while at the same time limiting our earnings volatility.

The appointment of Lex Kloosterman as Chief Strategy Officer, too, will reinforce our company's growth by furthering our strategic development and the creation of brand value, now estimated at over EUR 3.2 billion. With customer-centricity at the heart of our organisation, our brand is a very important asset.

The new organisational structure will allow us to unlock Fortis's potential, develop new solutions for our clients – resulting in higher revenues – and capture synergies thanks to better alignment of scarce resources. While our strategy remains unchanged, we have updated our business plans and long-term financial targets to the end of 2011. Our plans and goals are discussed in greater detail elsewhere in this report.

Corporate governance

This past year has seen some noteworthy changes to our Board of Directors. Baron Daniel Janssen stepped down as non-executive director, having served since 1999. Fortis has benefited immensely from his extensive international business and management experience. We would like to express our sincere gratitude to Baron Janssen for his invaluable contribution to the development of Fortis and to the Board's activities.

Our Board has taken on an even more international and professional flavour thanks to the appointment of three new non-executive directors: Clara Furse, Reiner Hagemann and Aloïs Michielsen. We are confident that their diverse backgrounds and experience across our key businesses and markets will strengthen and enrich the way we function.

The Board of Directors will propose to the upcoming General Meetings of Shareholders the appointment of Herman Verwilst, Deputy CEO, as an executive member. The objective is to give the CEO greater scope in delegating executive duties.

We have achieved a great deal in 2006, none of which would have been possible without the commitment and dedication of our highly motivated employees, who have wholeheartedly embraced our high-performance ethic. On behalf of our fellow directors and our shareholders, we would like to thank them for their vital contribution to Fortis's success.

Jean-Paul Votron
Chief Executive Officer

Maurice Lippens
Chairman of the Board of Directors

Did you know that Fortis... is a leader in broker satisfaction? We have long been recognised for attaining very high broker satisfaction levels, and were even named best broker insurer in Belgium.

Getting you there – our unique strategy

The profitable growth strategy and the operating model Jean-Paul Votron launched at the beginning of 2005 are delivering results. A good moment, then, to review Fortis's current position and to take a look at what lies ahead. An interview with the CEO of Fortis.

How would you sum up your first two years at Fortis?
Over that period we have successfully delivered sustainable, controlled growth and strong financial results. That has strengthened the conviction I had after my first 100 days at Fortis that the company has all the necessary ingredients for success: an extremely productive multi-channel distribution model, excellent product capabilities and sound financial discipline. But the story goes much further. This is a dynamic company with a highly motivated workforce. In the past two years, I have seen people around me with an inspired sense of purpose working towards a common goal. And that energy is reflected in our outstanding performance.

Can you expand on that excellent performance?
Although the market considered the targets we set in 2005 to be very ambitious, our performance over the past two years has been robust and we have delivered excellence on all fronts. We have been growing strongly in the Benelux market, one of Europe's most prosperous and essential to Fortis, accounting for 79% of net profit. We have focused on our customers by successfully exporting the skills and experience we have acquired in our home market, which has driven rapid international organic growth. Our compound annual growth rate of net profit was 34%, we outperformed our peers in total shareholder return and we have already exceeded our net profit target of EUR 3.9 billion by 2009 – three years ahead of schedule. It's a success story based on a consistent strategy, well executed and delivering exceptional results for our shareholders.

Superior value delivered over 2004–06 period

Scorecard	2004–09 objectives		2004–06 performance	Comments
Financial targets	• Net profit (excluding results on divestments) per share CAGR of at least 10%	✓	+34% to EUR 3.38	The 2004–06 net profit compound annual growth rate (CAGR) reached 30% in Benelux and 58% outside Benelux. The 2009 net profit target has already been achieved
	• Average operating leverage above 250 basis points (or 2.5%) in			
	- Banking	✓	7%	
	- Insurance	✓	5%	
	• Risk-Adjusted Return On Risk-Adjusted Capital (RARORAC) of at least 15%	✓	23%	Maximising return within relatively low risk limits
	• At least stable or growing cash dividend	✓	+16% to EUR 1.40	The 10-year dividend CAGR is 14%
Strategic priorities	• Strengthen focus on organic growth	✓		Our enhanced operating model will reinforce this focus
	• Sharpen customer focus as key to sustainable and controlled growth	✓		See examples on page 11 and throughout the rest of this Annual Review
	• Increase share of non-Benelux net profit to at least 30% by 2009	✓	21%	By exporting the Fortis franchise internationally, we have already more than doubled the contribution to net profit from outside Benelux to EUR 0.9 billion
	• Seize non-organic growth opportunities to accelerate our plans	✓	24 acquisitions over 2005–06 for EUR 2.5 billion	2005 investments in external growth made a EUR 100 million contribution to 2006 net profit

"It's all about customer focus. Customers demand great products and service. By constantly anticipating and surpassing these needs, we create significant and sustainable added value for our customers and deliver long-term, sustainable growth for all our stakeholders. That's our basic strategy brought to life by the proven success of our operating model."

Jean-Paul Votron, Chief Executive Officer



But we have achieved much more than impressive figures alone. We have also developed a performance-driven culture and instilled strong leadership skills. And last but certainly not least we have started to build a strong Fortis brand. Our performance management process is built around a series of long-term strategic priorities and financial targets aimed at creating shareholder value. The scorecard shown in this Annual Review gives an idea of the progress we have made towards meeting our 2004-09 objectives.

The fact that our focus extends beyond financial targets is also reflected in our non-financial accomplishments, which are described in greater detail throughout this Annual Review and in our Corporate Social Responsibility Report.

How will Fortis position itself to grow in a less favourable environment and in the face of the challenges ahead? The challenges we face are the shifting regulatory landscape, including Europe-wide projects such as Basel II, Solvency II, SEPA and MiFID and changing customer needs for financial solutions and distribution channels. Our stakeholders are understandably looking for proof that Fortis's operating model will continue to deliver success: that our profitable growth is sustainable.

We have taken the right measures to weather a potential deterioration of the economic cycle and have made preparations for changes in the regulatory and competitive environments. To capitalise on the full potential of Fortis, we have fine-tuned the organisation and enhanced our operating model. We are ready to face the challenges of the future and to seize growth opportunities.

Non-financial priorities

	Objective	Some major accomplishments
Customers	To be the preferred supplier of financial services	• Improved customer satisfaction • Increased number of access points • Enhanced banking services adapted to client groups • Improved accessibility for customers with special needs
Employees	To be an employer of choice	• Employee motivation score improved 3.5% and the survey participation rate was 70% • EUR 121 million invested in employee training (with an average of 4.6 training days per FTE) • International programme to attract talent • More than 9,300 new hires in 2006 • Diversity: 100 nationalities
Shareholders	To create value	• Dividend: EUR 1.40, up 21% on 2005 • Total shareholder return: 25% in 2006
Community	To be a committed company and to do business in a socially and environmentally responsible manner	• Included in main sustainability indices • Launch of carbon neutrality programme • Development of specific sector policies (e.g. shipping, agri-commodities) • Endorsement of international standards and guidelines (e.g. revised Equator Principles, UN Global Compact) • The Fortis Foundations engaged our employees in large-scale volunteer work in a wide range of activities

Three levers to sustain growth


expand²
Disciplined external growth
Strict criteria
• Business fit
• Financial fit
• Resource fit
grow²
Invest in growth engines
• Identify core skills and expertise
• Mobilise management focus, talent and capital
• Roll out to new markets
perform²
Leverage the enhanced operating model
Strategy - Communication - Values
Controlled growth
Retail Banking
Merchant & Private Banking
Insurance
'Enablers'
Group Resources
Finance
Risk
Investments

You are convinced that Fortis is up for the challenge to sustain growth in the future. How will you accelerate your growth strategy?
Our success in the past two years has given us the confidence to reconfirm and accelerate our strategy of growing this company into a leading European provider of high-quality financial services. Our strategy centres on three key levers for sustaining growth: reinforce our competitive position in established markets, invest in selected core competences and continue to pursue external growth.

First of all, we want to leverage our core competences ('perform²'). Our focus on the customer should result in greater cross-selling, and enhanced efficiency will reinforce our cost discipline. To achieve these goals, we need to understand who our customers are, why they do business with us, and how we can anticipate their needs. We have already made great strides in this area, as underscored by the awards we received in 2006, highlighted throughout the rest of this Annual Review. Buoyant commercial activity, too, has helped us to sustain momentum in our core markets, indicating that there are still plenty of opportunities to achieve profitable growth in our attractive and wealthy Benelux home market. At the same time, we will invest even more in front-office staff, customer-related tools and product innovation. Furthermore, we will optimise Fortis-wide assets and risk management, ensure strict cost control and pursue rigid performance and capital management.

Secondly, we will invest in growth engines ('grow²') – i.e. selected core competences – to enter new markets, launch new business activities and unlock new value chains. These core competences are based on a combination of customer segment and business proposition in which Fortis is a recognised expert and/or market leader. Examples are consumer finance and postal banking in Retail Banking; Energy, Commodities & Transportation in Merchant & Private Banking; and the rolling out of our bancassurance model in Insurance. The opportunities we have identified worldwide will act as growth engines, bringing the core skills and expertise we have developed in the Benelux countries – all of which have a proven track record – to new customer segments and new markets. This is essentially how we plan to propel Fortis to the next stage of development.

Thirdly, we will continue to pursue external growth ('expand²') by making smart add-on acquisitions within strict investment criteria. Recent examples are O'Connor & Co., Dryden Wealth Management, Dominet and Cinergy Marketing & Trading. We will continue to explore acquisition opportunities with an eye toward accelerating business growth or penetrating new markets.

Finally, our geographic priorities remain unchanged. We want to continue to grow in our Benelux markets, to focus on Europe, and to grow selectively in North America and Asia.

This strategy is underpinned by an operating model designed to maximise Fortis's potential and create sustainable value. What are the components of that model?
The enhanced operating model will enable us to better pursue our profitable and controlled growth strategy. With a more streamlined organisation in place, we intend to implement our strategy more effectively and achieve far greater consistency across the company. The enhanced model, featuring three client-centric businesses, gives us critical mass and a stronger platform for international growth. It increases cross-selling opportunities and

Main elements of our growth strategy

- Strengthen our competitive position in established markets or client/product segments by focusing on the customer and optimising cross-selling opportunities
- Enhance our support functions ('enablers') to increase efficiency and facilitate controlled growth
- Roll out our core competences built in Benelux to new markets
- Accelerate growth through smart add-on acquisitions
- Concentrate on Europe while pursuing selective growth in Asia and North America

improves our ability to drive synergies and best practices throughout both our banking and insurance operations.

Five functions will support the businesses in their pursuit of growth: Strategy, Group Resources, Finance, Risk and Investments. These functions will help us to use our resources more efficiently and to realise controlled growth. Strategy drives the company's strategic process. The aim of Group Resources is to deliver effective support services company-wide, and to help Fortis become an employer of choice and to attract international talent. Finance's mandate is to monitor and report on Fortis's financial performance.

Risk management and investment are core activities for any financial services provider, so we have created new Executive Committee functions specifically devoted to these areas. Two key objectives of the Risk function are to develop this activity across Fortis and to enhance risk strategies. The Investments function aims to enhance Fortis-wide synergies in asset and liability management and to optimise our return on assets.

The Fortis operating model is also about transforming the company culture and cultivating strong leadership. This means that management has to lead by example – by encouraging creativity and entrepreneurship, being ambitious and keeping one step ahead of shifts in the market. What initiatives have you taken in this area?
We have spent the past two years transforming ourselves into a high-performance culture. We want to drive change at Fortis through inspired leadership, with a variety of initiatives to support us on our journey. We are fostering desired behaviour through the 'Fortiomas' – a contraction of Fortis and the Latin word *axioma* (axiom). The Fortis philosophy has been translated into a number of simple and straightforward mottoes that promote a performance culture and encourage entrepreneurial spirit.

All of the top 3,000 managers will have participated in a three-day 'Leadership for Growth' (L4G) session by the end of 2007. The largest executive training programme in Europe, L4G is designed to inspire managers, communicate the Fortis strategy and provide the tools to build leadership skills. All of our Executive Committee members have invested a lot of time in this project.

In parallel with our intensified focus on desired behaviour and leadership training sessions, we have made assessment of our managers an integral part of our ongoing performance management process. Compensation programmes for employees were also adapted in 2006 to achieve a more performance-based reward model.

Our workforce is becoming increasingly international too – one in three of our employees now works outside Benelux – we have increased mobility and we have made strides in positioning Fortis as an employer of choice.

You have elaborated on your accelerated growth plans. How will they be translated into long-term financial targets?
At Fortis, we believe that we have only scratched the surface in terms of the real potential of our company – and it is for this reason that we are confident about raising our long-term financial targets for the period 2004–11.

Long-term financial targets for 2004-11

- Compound annual growth rate (CAGR) of net profit per share of at least 15%; this leads to a commitment to achieve 12% CAGR (2006-11) based on the 2006 cycle-neutral profit base of EUR 3.8 billion
- Risk-Adjusted Return On Risk-Adjusted Capital of 18.5%
- Return on equity of 18.5%
- Operating leverage of at least 250 basis points
- 30% of net profit to come from outside Benelux by 2009
- Cash dividend at least stable or growing in line with long-term earnings per share (EPS) growth



Customer focus

Being able to deliver products and services efficiently and profitably has been central to the success of Fortis's insurance activities in the highly competitive non-life market in the UK.

Our approach has been to align Fortis's activities to how customers want to buy their insurance, while delivering high-quality products produced at sub-market cost. Fortis Insurance UK is highly regarded for its first-rate service and has been recognised with several awards, including Motor Insurer of the Year and Commercial Lines Insurer of the Year in 2006. With over six million customers (including a million-and-a-half car insurance holders and one million household policyholders), Fortis Insurance in the UK has a proven track record of delivering above-market growth and underwriting profitability. With the lowest cost of production among the UK's leading non-life insurers, it still manages to deliver high customer satisfaction.

Our multi-channel approach is geared towards excellence in customer service and operational efficiency. It enables us to distribute Fortis products to a range of clients through the channel of their choice: face to face, by phone, via SMS technology (Text2Insure) and over the internet. The online channel includes brokers, affinity companies (Affinity Solutions) and direct customer sales through Fortis's wholly-owned intermediaries (RIAS and OutRight).

"Fortis in the UK was voted Motor Insurer of the Year, for the fifth time in the last six years, and Commercial Lines Insurer of the Year by an independent sample of brokers and intermediaries. This success reflects the way Fortis has consistently outperformed the competition in terms of customer service, underwriting and product development."

Barry Smith, CEO of Fortis Insurance UK



Customer satisfaction, bank branches


80
75
70
65
60
55
50
74
73
66
76
71
79
75
72
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2004
2005
2006

■ Belgium Netherlands Luxembourg

Commercial Bank of the Year

In the Netherlands, Fortis was named Commercial Bank of the Year.

Gained market share

In Belgium, we have gained market share in insurance and were voted best insurer by independent brokers.

Financial performance

An overview

Net profit before results on divestments went up 24% to EUR 4.4 billion in 2006, with both our banking and our insurance operations turning in a robust performance. The Board of Directors will propose a gross dividend of EUR 1.40 to the Annual General Meetings of Shareholders, an increase of 21% compared with 2005. Operating leverage and RARORAC met our long-term targets, and return on equity for the year was 22%.

Revenue

Total income at Banking advanced to EUR 10.3 billion, up 15% from a year earlier, reflecting ongoing robust customer activity, a substantially higher contribution from treasury and financial markets and the inclusion of acquisitions.

At Insurance, total gross inflow grew by 6% to EUR 17.2 billion. Higher investment income and higher capital gains at Life, partly offset by the result-related commission paid to Retail Banking in Belgium, fuelled the 11% increase in pre-tax results. Gross written premiums at Non-life climbed 5% to EUR 5.0 billion.

Efficiency

Total expenses at Banking came to EUR 6.3 billion in 2006, 13% higher than the previous year. The increase excluding the impact of acquisitions was only 8%, in line with strong revenue growth, and was greatly affected by investments. The cost/income ratio came to 61.2%, improving 1% on 2005. Excluding acquisitions, the ratio for 2006 improved to 59.8%.

At Insurance, operating costs went up 7% in 2006, owing to business expansion, acquired distribution skills and integration expenses. At Life, value added by new business increased 24% from EUR 300 million to EUR 373 million driven mainly by higher volumes at Insurance International and higher average margins. Technical results at Non-life advanced 7%. Improved technical results in the Dutch Accident & Health market and a stronger performance at Motor compensated for lower results at Fire. The combined ratio at Non-life stabilised at 96.1%.

Credit quality

The benign credit environment resulted in very low changes in impairments in 2005 and 2006. The credit loss ratio for the year (expressed as a percentage of average credit risk-weighted commitments) stood at 7 basis points, in line with expectations and below the 10 basis points posted for full-year 2005. This is considerably lower than the expected cross-cycle credit loss ratio of around 25 basis points. Non-performing loans amounted to EUR 5.9 billion for the year, 7% lower than in 2005. They represent 2.1% of total loans to customers, compared to 2.3% in 2005.

Solvency

Our net core capital stood at EUR 27.1 billion at the end of the year, or 126% of the internal minimum (floor). The Tier 1 ratio of Fortis Bank decreased from 7.4% at year-end 2005 (calculated based on Belgian accounting principles) to 7.1% at the end of December 2006 (based on IFRS).

Business results

Retail Banking's 2006 net profit passed the EUR 1 billion mark, climbing to EUR 1.1 billion, up 26% on 2005. This steep rise was fuelled by robust 15% income growth on the back of higher volumes, increased ALM income and a lower tax rate. Continuous investment in growth has, of course, repercussions for the cost side. Total expenses grew by 14%, translating into a 65 basis-point operating leverage for 2006. At Fortis Investments, net fund inflow hit EUR 10 billion, lifting funds under management to EUR 121 billion.

Merchant & Private Banking's net profit soared 38% to EUR 2.0 billion. Growth was fuelled mainly by a solid 20% rise in total income to EUR 5.2 billion. All businesses benefited from vigorous commercial activity, increased cross-selling and an exceptional performance in trading and private equity. In line with investments, expenses rose 12% in 2006. Operating leverage was a strong 7.3%.

Insurance's net profit rose 16% to EUR 1.4 billion, with Life operations advancing 24% to EUR 0.9 billion and Non-life rising 4% to EUR 0.5 billion. At EUR 12.1 billion, gross inflow at Life was up 6% on the 2005 level, benefiting from an exceptionally large group life contract in the Netherlands. At Non-life, gross written premiums increased 5% to EUR 5.0 billion.

This Management's Discussion and Analysis should be read in conjunction with the 2006 Financial Statements and the Auditors' Reports.

"Buoyant commercial activity drove the 24% growth in 2006 net profit before results on divestments. That's evidence of the increased confidence our customers have in Fortis."

Gilbert Mittler, Chief Financial Officer



Balance sheet

Total assets amounted to EUR 775 billion in 2006, an increase of 6% compared to 2005.

Total loans to customers at Banking came to EUR 288 billion, up 3% from year-end 2005. Reverse repurchase agreements with customers waned, masking solid underlying loan growth of 14%. The rise in loans can be explained by expansion of the residential mortgages portfolio at Retail Banking (up 15% on year-end 2005 to EUR 57 billion), Commercial & Private Banking loans (up 14% to EUR 62 billion) and Corporate & Institutional Banking and Specialised Finance loans (up 37% to EUR 49 billion).

In line with the strong underlying loan volume growth, credit risk-weighted commitments came to EUR 222 billion at the end of the year, up 12% on year-end 2005. Total risk-weighted commitments, including market risk-weighted commitments of EUR 18 billion, increased 13% on 2005, reaching EUR 240 billion at the end of 2006.

At EUR 259 billion, 'due to customers' is the biggest item on the liability side of our balance sheet, with nearly 80% of this amount being deposits. Total deposits amounted to EUR 201 billion, an increase of 11% compared with 2005. Customer deposits at Retail Banking grew to EUR 91.2 billion, up EUR 6.3 billion or 7% from year-end 2005, with more than half of the rise realised in Belgium. Saving deposits have become less attractive as a result of flattening yield curves, making short-term deposits more appealing.

Income statement

Net profit before results on divestments grew 24% to EUR 4,351 million in 2006. Results improved across Banking and Insurance, while General reported lower results. Net profit for 2006 went up 10% on the previous year, which benefited from the divestment of Assurant (EUR 443 million).

At Banking, full-year net profit clocked in at EUR 3,149 million, a substantial increase of 29% or EUR 715 million compared with year-end 2005. This outstanding performance was achieved thanks to buoyant commercial activity, higher treasury and financial markets results, lower changes in impairments and a lower effective tax rate. Expenses rose mainly due to accelerated investments in growth, new hiring and the consolidation of acquisitions.

At Insurance, net profit for 2006 increased 16% to EUR 1,420 million, with Life advancing 24% to EUR 924 million and Non-life rising 4% to EUR 496 million. At Life, higher investment income and higher capital gains, partly offset by the result-related commission paid to Retail Banking in Belgium, fuelled the 11% increase in pre-tax results. A lower effective tax rate owing to a more favourable capital gains mix also contributed to the rise in Life net profit. Non-life technical results advanced 7%, chiefly owing to the improved combined ratio. Higher technical results in the Dutch Accident & Health market and better results at Motor compensated for lower results at Fire.

Balance sheet indicators

(in EUR billion)	**2006**	2005	2004 (pro forma)	change 2006/05
Total assets	775	729	614	6%
Due from customers	286	281	228	2%
Customer deposits	201	182	165	10%
Shareholders' equity	21	19	15	11%
Assets under management	422	383	307	10%

Key performance indicators

(in EUR)	**2006**	2005	2004 (pro forma)
EPS	3.38	3.07	2.35
EPS before results on divestments	3.38	2.73	1.89
Net equity per share	15.98	14.75	11.97
Return on equity	22.0%	23.0%	21.6%

Net profit before results on divestments (in EUR million)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
+29%
+16%
-36%
1,590
1,126
(306)
2,434
1,225
(161)
3,149
1,420
(218)
2004
2005
2006
Banking
Insurance
General

Banking
Total income for the full year advanced to EUR 10,324 million, up 15% from EUR 8,991 million at year-end 2005, reflecting ongoing robust customer activity, a substantially higher contribution from treasury and financial markets and the inclusion of acquisitions. Excluding the latter, organic year-on-year growth was still substantial at 12%.

Net interest income on interest-margin products reached EUR 5,087 million for full-year 2006, up 11% on 2005, or 7% adjusting for the impact of acquisitions. Growth was generated by vigorous commercial activity and better ALM results. Significant volume growth was partly offset by contracting margins. Underlying loan volume (excluding reverse repurchase agreements) rose 14% compared with year-end 2005. Net interest income from ALM benefited from higher short-term interest rates, higher retained earnings and a slightly higher duration of equity.

Funds under management ended the year at EUR 191 billion, 16% higher compared with year-end 2005. Net inflow hit a record EUR 17 billion for the year, EUR 7 billion of which came in at Private Banking and EUR 10 billion at Fortis Investments. Growth at Private Banking was due chiefly to network expansion and effective cross-selling to Commercial Banking and Trust customers. Fortis Investments' substantial net inflows were the result of its strong focus on the diversification of distribution channels, with major successes among external institutional customers in countries like Italy, Spain, France and Germany.

Net commissions and fees amounted to EUR 2,764 million, up 21% on 2005. Acquisitions accounted for 4% of the increase. Banking benefited from a new EUR 83 million result-related commission from Fortis Insurance Belgium on sales of insurance products through the bank channel. Even excluding this factor, though, net commissions and fees went up organically by 13%. This healthy growth was achieved thanks to fees related to assets under management (up 18%) and securities transactions (up 24%). Fees for assets under management benefited from high net inflows and increased asset values, resulting in a substantially higher fee base. Growth of securities-related fees was recorded on the back of much more vigorous activity at the exchanges.

Banking: key performance indicators

(in %)	**2006**	2005	2004 (pro forma)
Cost/income ratio	61.2%	62.3%	69.5%
Operating leverage	2.1%	12.0%	N.A.
Non-performing loans as % of total loans to customers	2.1%	2.3%	2.6%
Credit loss ratio (in bp)*	7	10	13

*As a % of average credit risk-weighted commitments

Employees at Banking
(in FTEs, x1,000)


50
40
30
20
10
0
35.9
41.2
43.8
2004 2005 2006

Cost/income ratio
(in %)


100
80
60
40
20
0
69.5
62.3
61.2
2004 2005 2006

Credit loss ratio
(in basis points)


15
12
9
6
3
0
13
10
7
2004 2005 2006

Non-performing loans as % of total loans to customers


5
4
3
2
1
0
2.6
2.3
2.1
2004 2005 2006

Capital gains on the investment portfolio came to EUR 530 million in 2006, rising EUR 33 million or 7% from the level achieved in 2005. Realised capital gains in 2006 were primarily equity-based and event-driven, bringing down the overall effective tax rate, while the 2005 gains were essentially bond-driven.

Treasury and financial markets revenues rose sharply by 26% to EUR 1,384 million for full-year 2006. This activity benefited from robust trading results, higher market values of financial market instruments and private equity share-holdings, and seasonally strong global securities-financing activities in the second quarter. A EUR 180 million gain, posted as a result of a non-qualifying hedge on the part of the mortgage portfolio, was largely offset by one-off surrender penalty charges of EUR 91 million on early repayment of intercompany loans and negative revaluation of derivative positions. These penalty charges were recorded as benefits for the General segment, neutralising the impact at Fortis level.

Other income for the full year came to EUR 272 million, unchanged from 2005. While 2005 benefited from an exceptional reimbursement from the Belgian Deposit Protection Fund, 2006 was impacted favourably by higher income on expenses recharged to Insurance.

Total expenses for the full year ended up at EUR 6,315 million, up EUR 712 million or 13% on 2005. Organic year-on-year growth amounted to only 8%, resulting in an organic operating leverage of 370 basis points. The full-year cost/income ratio improved by 1% to 61.2%. Excluding acquisitions, the cost/income ratio stood at 59.8% in 2006, a 2% improvement on 2005.

Staff expenses rose 8% to EUR 3,625 million for full-year 2006. A EUR 135 million restructuring charge related to the upgrade of the quality of management was taken in 2005, while EUR 40 million in early departure costs was posted in the fourth quarter of 2006. Adjusting both years for these exceptional provisions, staff expenses rose by 11% year-on-

Banking

(Activity-based, in EUR million)	**2006**	2005	2004 (pro forma)	change 2006/05
Net interest income on interest-margin products	5,087	4,573	4,139	11%
Net fee and commission income	2,764	2,290	2,119	21%
Capital gains on investment portfolio	530	497	492	7%
Treasury and financial markets	1,384	1,100	457	26%
Dividend and other investment income	287	259	225	11%
Other income	272	272	260	0%
Total income, net of interest expense	**10,324**	**8,991**	**7,692**	**15%**
Change in impairments	(158)	(209)	(208)	-24%
Net revenues	**10,166**	**8,782**	**7,484**	**16%**
Staff expenses	(3,625)	(3,370)	(2,963)	8%
Other expenses	(2,690)	(2,233)	(2,381)	20%
Total expenses	**(6,315)**	**(5,603)**	**(5,344)**	**13%**
Profit before taxation	**3,851**	**3,179**	**2,140**	**21%**
Income tax expense	(692)	(734)	(518)	-6%
Minority interests	10	11	14	-9%
Net profit	**3,149**	**2,434**	**1,608**	**29%**
Results on divestments	0	0	18	
Net profit before results on divestments	**3,149**	**2,434**	**1,590**	**29%**

For more information about our banking businesses, see pages 24-37 of this Annual Review.

year, partly due to acquisitions. The organic increase stood at 6% as a result of hiring and wage drift, which were partly offset by exceptional releases in health insurance and pension provisions.

Total Banking FTEs stood at 43,780 at the end of 2006, an increase of 2,618 or 6% compared with year-end 2005. Organic hiring, representing about half of year-on-year growth, supported more robust commercial activity at Commercial & Private Banking and Merchant Banking.

Other expenses came to EUR 2,690 million for the full year, 20% higher than in 2005. Part of this increase is attributable to the integration of acquisitions, putting organic growth at 15%, in line with revenue growth. Other expenses rose chiefly due to investments in technology infrastructure, consultancy, growth engines and branding in support of our long-term growth plans.

The effective tax rate stood at 18% in 2006, 5% lower than in 2005 thanks to the structure of trading revenues and a higher level of (equity-based) tax-exempt capital gains. The establishment of a treasury centre earlier in the year also contributed to a lower effective tax rate.

Insurance

Net profit for 2006 increased 16% to EUR 1,420 million, with Life advancing 24% to EUR 924 million and Non-life rising 4% to EUR 496 million.

Operating costs went up 7% in 2006, owing to business expansion, acquired distribution skills and integration expenses. Operating costs in the Netherlands remained virtually stable, while volumes grew. In Belgium, operating costs increased as a result of the integration of Fortis AG and FB Insurance. Operating costs of the international activities came in higher, too, as Fortis Insurance continued to pursue its international growth strategy and OutRight (acquired by Fortis UK) was included for the full year.

Life

At EUR 12,125 million, gross inflow at Life was 6% higher than in 2005, benefiting from an exceptionally large group life contract in the Netherlands in the fourth quarter involving EUR 710 million. Excluding this contract, growth in the Netherlands (3%) and Belgium (4%) was offset by lower inflows in Portugal, resulting from the decision to favour returns over volumes in that country.

Pre-tax profit at Life increased 11% to EUR 1,161 million, with all businesses improving underlying profitability. Fortis Insurance Belgium felt the impact of the result-related commission (EUR 75 million in Life) paid to Fortis Bank Belgium for the first time in 2006. Larger volumes in funds under management, higher capital gains and the lower overall effective tax rate lifted net profit by 24% to EUR 924 million.

Value added by new business increased 24% from EUR 300 million to EUR 373 million driven mainly by higher volumes at Insurance International and higher average margins. Margins grew largely due to an increase in investment margins at Insurance Belgium funded by the risk premium on shares and property. The overall new business margin remains strong at 3.33%.

Insurance: key performance indicators

(in %)	**2006**	2005	2004 (pro forma)
Operating leverage	-4.3%	14.0%	N.A.
Combined ratio Non-life	96.1%	96.0%	99.3%
• Property & Casualty	98.4%	97.1%	100.3%
• Accident & Health	90.6%	93.2%	97.3%

Value added by new life business (in EUR million)



375
300
225
150
75
0
216
300
373
2004 2005 2006

Employees at Insurance (in FTEs x 1,000)



15
12
9
6
3
0
12.9
13.1
13.1
2004 2005 2006

Combined ratio (in %)



120
90
60
30
0
0
100.3
97.3
99.3
97.1
93.2
96.0
98.4
90.6
96.1
2004
2005
2006
Property & Casualty
Accident & Health
Total

10-year financial highlights

	2006 IFRS	2005 IFRS	2004 IFRS (pro forma)	2003	2002	2001	2000	1999	1998	1997 (pro forma)
Income statement (in EUR million)										
Banking										
• Revenues	10,324	8,991	7,692	7,950	7,863	8,373	8,122	7,389	7,632	6,524
• Expenses	(6,315)	(5,603)	(5,344)	(6,056)	(5,954)	(6,374)	(5,790)	(5,447)	(5,726)	(4,955)
Insurance										
• Gross inflow Life	12,125	11,481	8,123	9,531	9,754	10,682	9,733	7,457	6,467	4,960
• Gross written premiums Non-life	5,033	4,775	4,636	11,286	11,859	10,932	9,693	7,077	4,755	4,359
• Operating costs	(1,341)	(1,256)	(1,310)	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Net profit before results on divestments	4,351	3,498	2,410	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Results on divestments	0	443	585	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Net profit	4,351	3,941	2,995	2,197	532	2,598	2,768	2,316	1,862	1,280
• Banking	3,149	2,434	1,608	1,495	1,293	1,204	1,506	1,185	1,102	816
• Insurance	1,420	1,225	1,272	897	(687)	1,577	1,484	1,289	667	590
Balance sheet (in EUR billion)										
Due from customers	286	281	228	182	172	177	162	139	122	112
Due to customers	259	259	225	187	178	180	146	135	125	122
Shareholders' equity	21	19	15	12	11	14	15	14	11	9
Total assets	775	729	614	523	486	483	438	406	340	301
Assets under management	422	383	307	306	290	316	314	278	242	208
Financial measures										
Return on equity	22.0%	23.0%	21.6%	19.3%	4.3%	17.9%	20.0%	18.7%	16.4%	12.5%
Cost/income ratio (Banking)	61.2%	62.3%	69.5%	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Credit loss ratio (Banking)	7	10	13	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Risk-weighted commitments (Banking, in EUR billion)	240	212	172	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Tier 1 ratio (Banking)	7.1%	7.4%	8.3%	7.9%	8.2%	8.5%	7.3%	7.6%	7.7%	7.0%
Total capital ratio (Banking)	11.1%	10.5%	11.6%	12.4%	13.0%	13.5%	11.8%	12.2%	10.9%	10.5%
Combined ratio (Insurance)	96.1%	96.0%	99.3%	99.0%	104.0%	103.0%	105.4%	108.2%	112.8%	N.A.
Share information (in EUR)										
Per share:										
• Net profit (EPS)	3.38	3.07	2.35	1.70	0.41	2.01	2.28	2.02	1.53	1.19
• Gross dividend	1.40	1.16	1.04	0.92	0.88	0.88	0.88	0.76	0.61	0.42
• Shareholders' equity	15.98	14.75	11.97	9.16	8.39	10.70	11.78	11.46	10.09	8.29
Share price (end of period)	32.32	26.92	20.36	15.96	16.73	29.13	34.60	35.75	35.30	20.06
Shares entitled to dividend (in millions, end of period)	1,303	1,301	1,301	1,298	1,295	1,294	1,290	1,178	1,116	1,084
Market capitalisation (in EUR billion)	43.4	34.6	26.1	20.7	21.7	37.7	44.6	42.2	37.6	15.4
Dividend yield	4.4%	3.9%	4.8%	5.2%	7.7%	3.4%	3.4%	2.6%	1.9%	1.3%
Dividend payout ratio	41%	38%	44%	54%	215%	44%	39%	38%	40%	35%
Total shareholder return	25%	42%	34%	2%	- 41%	- 13%	- 1%	5%	71%	52%
Employees (year-end)										
FTEs	56,886	54,245	48,859	64,454	65,989	66,210	62,881	61,109	59,481	58,032
• Banking	43,780	41,162	35,922	38,496	40,768	42,791	41,870	40,782	41,520	41,145
• Insurance	13,106	13,083	12,937	25,785	25,031	23,237	20,857	20,197	17,961	16,887
Headcount	59,747	57,088	50,846	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

More financial highlights and details are available in the Statistical Review 2006, which is available on our website.

Together, the Annual Review 2006 and the Financial Statements 2006 constitute the Annual Report of Fortis. The Financial Statements contain the financial statements of Fortis and the statutory accounts of Fortis SA/NV and Fortis N.V. The Annual Report is published in English, Dutch and French. In case of any discrepancy between these versions, the French and Dutch texts shall prevail. Fortis has taken every precaution to ensure that there are no differences between the French and the Dutch versions. The Annual Report is also available on our website: www.fortis.com.

Op uw verzoek zenden wij u graag het Jaaroverzicht 2006 in het Nederlands. Het Jaaroverzicht 2006 en de Jaarrekeningen 2006 vormen tezamen het Jaarverslag van Fortis. Het deel 'Jaarrekeningen' bevat de jaarrekening van Fortis en de statutaire jaarrekening van Fortis SA/NV en Fortis N.V. Het Jaarverslag is verkrijgbaar in het Nederlands, Frans en Engels. In geval van verschillen tussen deze versies hebben de Franse en de Nederlandse versie de voorrang. Fortis heeft alles in het werk gesteld om zich ervan te vergewissen dat er geen verschillen zijn tussen de Franse en Nederlandse versie. Het Jaarverslag is ook te vinden op internet: www.fortis.com.

Sur simple demande, nous vous enverrons volontiers le Synopsis de l'année 2006 en français. Le Synopsis de l'année 2006 et les Comptes annuels 2006 constituent ensemble le Rapport annuel de Fortis. La partie « Comptes annuels » présente les états financiers de Fortis et les Comptes statutaires de Fortis SA/NV et de Fortis N.V. Le Rapport annuel est publié en français, en néerlandais et en anglais. En cas de divergence entre ces versions, les versions française et néerlandaise feront foi. Fortis a veillé à assurer, dans la mesure du possible, la concordance entre les versions française et néerlandaise. Vous pouvez également consulter le Rapport annuel sur Internet : www.fortis.com.

Published and edited by
Fortis Corporate Communications

Photography
Niels Stomps

Concept and design
Dart Design, Amsterdam

Printed by
Thieme GrafiMedia Groep

Binding
Binderij Hexspoor, Boxtel

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. CU-COC-802731
© 1996 Forest Stewardship Council

Where you'll find us

(situation at year-end 2006)

United Kingdom
- Fortis Investments
- 8 Business Centres
- Private Banking office
- Merchant Banking
- Fortis UK

Belgium
- 1,092 Retail branches
- Fortis Investments
- 25 Business Centres
- 9 Private Banking offices
- Merchant Banking
- Fortis Insurance Belgium
- Fortis Corporate Insurance

Netherlands
- 159 Retail branches
- Fortis Investments
- 23 Business Centres
- 13 Private Banking offices
- Merchant Banking
- Fortis Verzekeringen Nederland
- Fortis Corporate Insurance

Luxembourg
- 37 Retail branches
- Fortis Investments
- 1 Business Centre
- 5 Private Banking offices
- Merchant Banking
- Fortis Luxembourg Assurances
- Fortis Corporate Insurance

Germany
- 20 Credit shops
- 2 Fortis Investments
- 7 Business Centres
- Merchant Banking

Poland
- 5 Credit shops
- 32 Retail branches
- Fortis Investments
- 6 Business Centres
- Private Banking office
- Merchant Banking



Retail Banking
Fortis Investments
Business Centres, Specialised Financial Services offices and/or Private Banking offices
Merchant Banking
Insurance

Portugal
- 2 Business Centres
- Merchant Banking
- Millenniumbcp Fortis (51%)

Spain
- Fortis Investments
- 5 Business Centres
- 8 Private Banking offices
- Merchant Banking
- CaiFor (Life: 40% - Non-life: 60%)

France
- 79 Retail branches
- Fortis Investments
- 19 Business Centres
- 2 Private Banking offices
- Merchant Banking
- Fortis Assurances

Switzerland
- Fortis Investments
- 1 Business Centre
- 5 Private Banking offices
- Merchant Banking

Italy
- Fortis Investments
- 5 Business Centres
- 3 Private Banking offices
- Merchant Banking

Turkey
- 211 Retail branches
- Fortis Investments
- 12 Business Centres
- 3 Private Banking offices
- Merchant Banking





China
- 2 Fortis Investments
- 2 Business Centres
- Merchant Banking
- Taiping Life (24.9%)

Thailand
- Muang Thai-Fortis (40%)

Malaysia
- Mayban Fortis (30%)

Fortis also has a representative office in Johannesburg (South Africa).

Index

Operating margin
Operating income divided by net premium. Operating income is the profit or loss stemming from all operations, including underwriting and investments.

Option
A privilege sold by one party to another that offers the buyer the right, but not the obligation, to buy (call) or sell (put) a security at an agreed-upon price during a certain period of time or on a specific date.

Organic growth
The growth rate of a company excluding any growth from acquisitions, divestments or exchange rate movements.

Private equity
Equity securities of companies that are not listed on a public exchange. Transfer of private equity is strictly regulated; therefore, investors looking to sell their stake in a private company have to find a buyer in the absence of a marketplace.

RARORAC
The Risk-Adjusted Return On Risk-Adjusted Capital (RARORAC) is a performance yardstick that establishes a consistent relationship between the risks and returns of a company's various activities. RARORAC is calculated by dividing the risk-weighted return by the economic capital, after incorporation of diversification benefits. The risk-weighted return is itself determined on the basis of the result before divestments, with provisions for credit risks being replaced by estimated, cycle-neutral expected losses.

Return on equity (ROE)
The ratio (in per cent) between the net profit and the average shareholders' equity for a financial year. A measure of profitability of equity indicating the return that a company achieves on the capital it employs.

Risk-weighted commitments
Total commitments calculated on the basis of the risks relating to the various balance sheet terms.

SEPA
Single Euro Payments Area. Its introduction as from 1 January 2008 will create a single, integrated pan-European market for euro payment services.

Shadow accounting
According to IFRS 4 an insurer is permitted, but not required, to change its accounting policies so that a recognised but unrealised gain or loss on an asset affects the measurement of the insurance liabilities. The related deferred adjustment to the insurance liability (or deferred acquisition costs or intangible assets) is recognised in equity only if the unrealised gains or losses are recognised directly in equity.

Shareholders' equity
The residual interest in the assets of the entity after deducting all of its liabilities. Financial institutions are obliged to keep sufficient shareholders' equity to meet their obligations towards customers.

Solvency II
A fundamental and wide-ranging review of the current solvency rules for European insurance companies in the light of current developments in insurance, risk management, finance techniques and financial reporting.

Technical result
The result generated by the underwriting of insurance contracts including financial revenues and capital gains related to these contracts. Only used in the insurance business.

Tier 1 ratio
Core capital of a bank expressed as a percentage of the risk-weighted balance sheet total.

Total capital ratio
Total capital of the bank expressed as a percentage of total risk-weighted commitments. The minimum standard set by the Bank for International Settlements is 8%.

Value added by new life business
The discounted present value of the future distributable shareholder net cash flows expected from the block of new business written in a specified period.

VaR
Abbreviation of Value at Risk. A technique which uses the statistical analysis of historical market trends and volatilities to estimate the likelihood that a given portfolio's losses will exceed a certain amount.

Vendor leasing
A working relationship between a leasing company and a vendor to provide leasing to the vendor's customers.

A specialist financial glossary can be found in the 2006 Financial Statements.

Derivative
A financial instrument, traded on or off an exchange, the price of which is directly dependent upon (i.e. 'derived from') the value of one or more underlying securities, equity indices, debt instruments, commodities, other derivative instruments, or any agreed upon pricing index or arrangement.

DPF
Discretionary Participation Feature. This relates to the right of holders of certain insurance contracts and/or financial instruments to receive a supplemental return (in addition to guaranteed benefits). Its amount and/or time is contractually at the discretion of the issuers.

Divestment
The sale of assets. Also called 'disinvestment'.

Employee benefits
All forms of considerations given by an entity in exchange for services rendered by employees, in addition to their pay or salary.

Factoring
A form of corporate financing in which a company transfers outstanding debts to a factoring company that, for a fee, assumes responsibility for the debtor records, risk coverage and financing.

Forward distribution integration
To gain access to (and control over) a distribution channel, e.g. bancassurance.

Funds under management
Assets (e.g. shares, bonds and property) managed by a financial services provider or fund manager on behalf of its clients.

Future
A financial contract obligating the buyer to purchase an asset (or the seller to sell an asset), such as a physical commodity or a financial instrument, at a predetermined future date and price.

Gross inflow
Sum of gross written premiums and investment contracts without DPF (Discretionary Participation Feature).

Gross written premiums
Total premiums (whether or not earned) for insurance contracts written or assumed during a specific period, without deduction for premiums ceded.

Hedge accounting
Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

Hedge fund
Type of investment fund aimed at professional investors and characterised by a high-risk investment strategy (bull operation and bear operation in financial instruments, leverage, swap operations, arbitrage, etc.).

IFRS
International Financial Reporting Standards, previously International Accounting Standards (IAS), used as a standard for all listed companies within the European Union as of 1 January 2005 to ensure transparent and comparable accounting and disclosure.

Impairment
A decline in value whereby the carrying amount of the asset exceeds the recoverable amount. In such a case, the carrying amount will be reduced to its recoverable amount through the income statement.

Intermediary
Person or institution facilitating a transaction between a buying and a selling party. In the insurance business independent intermediaries market insurance products to customers. In the banking business Fortis Bank acts as an intermediary in its capacity of securities broker.

Joint venture
A strategic alliance undertaken jointly by two or more parties bringing in capital and know-how, but otherwise retaining their separate identities.

Leasing
An agreement in which one party gains a long-term rental agreement, and the other party receives a form of secured long-term debt.

Market capitalisation
Value attributed to the company by the stock market. Market capitalisation equals the number of shares outstanding multiplied by the share price at a given time.

MiFID
Markets in Financial Instruments Directive. This directive, which comes into effect on 1 November 2007, aims to enhance investor protection, increase transparency, integrity and efficiency of the markets, and facilitate the creation of a pan-European trading platform.

Non-performing loans
Loans that are impaired and/or uncollectible.

Operating leverage
The difference between revenue growth and cost growth.

Glossary

Affinity marketing
Marketing reflecting loyalty ('affinity') to a brand in the broadest sense (including charities and sports teams). This brand loyalty is then used to sell a new set of products or services, often provided by a third party (e.g. insurance policies branded by a supermarket).

Bancassurance
The selling of insurance products through the banking channel.

Basel II
Updated framework for the way banks and banking regulators calculate their credit risk capital requirement. It also introduces a new type of capital charge for operational risk such as fraud or IT issues. Basel II is based on the three pillars of minimum capital requirement, the supervisory review process and market discipline. The framework was prepared by the Basel Committee on Banking Supervision.

Basis point (bp)
One hundredth of a percentage point (0.01%).

CAGR
Compound Annual Growth Rate. The year-over-year growth rate applied to an investment or other element of a company's activities over a period of several years. The formula for calculating CAGR is (Current Value/Base Value)^(1/number of years)-1.

CDO
Collateralised Debt Obligation. American term for type of bond backed by a pool of bonds, loans and other assets. Payment of the principal and interest of the CDO is financed with the cash flows generated by the underlying financial assets. CDO is a class of asset-backed securities.

Clearing
Administrative settlement of securities, futures and options transactions through a clearing organisation and the financial institutions associated with it (clearing members).

Combined ratio
The ratio between the insurer's total expenses (claims burden, commissions and general expenses) and premiums received. The combined ratio is only applied to non-life insurance.

Compliance
Department responsible for monitoring and managing the risks associated with a company's compliance with legislation and regulations. Fortis's Compliance Officers promote adherence to the internal code of conduct by advising management, businesses and individual employees.

Consumer finance
Short or medium-term credit provided to members of the public for a special purpose, such as the purchase of durable consumer goods. It does not include housing-related spending.

Core capital
Total available capital at group level (based on the banking definition of Tier 1 capital).

Corporate finance
General term for capital market-related services to finance mergers, acquisitions, buyouts, etc.

COSO ERM framework
A control framework on Enterprise Risk Management (ERM) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in the United States.

Cost/income ratio
The ratio of operating costs and general expenses to net income. The lower the cost/income ratio, the more efficiently a company is operating. Also called 'efficiency ratio'.

Credit loss ratio
The ratio of specific provisions to average credit risk-weighted commitments. Also called 'loan loss ratio'.

Credit spread
The yield differential between government bonds and corporate bonds or credits.

Cross-selling
The strategy of using an existing customer base for one product as prospective customers for other products.

Custody
An agreement, usually between an investor and a bank (or possibly an agent or a trust company), whereby the investor deposits for safekeeping securities, gold or other valuables with the bank, which in turn takes the valuables into safekeeping for a fee.

Auditors' statement

We have audited the financial information contained on pages 20 and 21 of this Annual Review, which is derived from the 2006 Financial Statements of Fortis as audited by us. We issued an unqualified auditors' report on these Financial Statements on 7 March 2007.

The pro forma consolidated income statement for 2004, contained on page 21, has not been derived from the Financial Statements; this information has not been subject to our audit procedures.

The financial information referred to above is the responsibility of the management of Fortis. Our responsibility is to express an opinion on the financial information based on our audit.

In our opinion, the financial information corresponds in all material respects with the Financial Statements from which it is derived. For a more comprehensive view of the financial position and results of the company and the scope of our audit, the financial information should be read in conjunction with the complete Financial Statements from which it is derived and the auditors' report we issued in respect of those Statements.

Amstelveen, 7 March 2007

KPMG Accountants N.V.
Represented by S.J. Kroon RA

Brussels, 7 March 2007

PricewaterhouseCoopers Réviseurs d'Entreprise S.C.C.R.L.
Represented by Y. Vandenplas and L. Discry

Annual General Meetings of Shareholders

Fortis SA/NV	Fortis N.V.
23 May 2007, 9.15 am	23 May 2007, 3 pm
Fortis Auditorium	Fortis Auditorium
Rue de la Chancellerie 1	Archimedeslaan 6
Brussels, Belgium	Utrecht, Netherlands

Information

The Fortis website (www.fortis.com) provides information about Fortis, our corporate governance, organisation, strategy and results. You can also find our press releases there.

The Investor Relations department ensures that information flows continuously to the investor community. The department can be reached at:

Rue Royale 20	Archimedeslaan 6
1000 Brussels, Belgium	3584 BA Utrecht, Netherlands
Tel.: +32 (0)2 565 53 78	Tel.: +31 (0)30 226 32 20
Fax: +32 (0)2 565 58 25	Fax: +31 (0)30 226 98 38
ir@fortis.com	
www.fortis.com/ir	

For debt investor information, please mail debtinvestorinfo@fortis.com or visit www.fortis.com/debtinvestors.



Award for operational efficiency

Deutsche Bank, one of our main correspondent banks, announced in September that it was giving us the Benelux Excellence Award for our straight-through processing services. Fortis owes this recognition to the operational efficiency of its centre for shared payments processing, the result of sustained efforts and ongoing improvements.

Key figures

Year-end	**2006 (IFRS)**	2005 (IFRS)	2004 (IFRS)	2003	2002
Price/earnings	9.6	8.8	8.7	9.4	40.8
Price/equity	2.0	1.8	1.7	1.7	2.0
Earnings per share (in EUR)	3.38	3.07	2.35	1.70	0.41
Shareholders' equity per share (in EUR)	15.98	14.75	11.97	9.16	8.39
Gross dividend per share (in EUR)	1.40	1.16	1.04	0.92	0.88
Number of shares (in millions):					
• Outstanding	1,343	1,341	1,341	1,338	1,335
• Carrying voting rights, entitled to dividend	1,303	1,301	1,301	1,298	1,295
Volume traded:					
• Average daily (number of shares x 1,000)	5,850	5,618	5,425	6,871	5,999
• Average daily (in EUR million)	173	130	101	103	127
Share price (in EUR):					
• Year high	33.51	27.15	20.63	17.80	29.10
• Year low	25.12	20.36	16.40	9.26	12.51
• Year average	29.56	23.08	18.57	14.98	21.13
• At year-end	32.32	26.92	20.36	15.96	16.73

Important dates

	In 2007	**In 2008**
Publication of annual results	8 March 2007	7 March 2008
Publication of results for the first quarter	11 May 2007	13 May 2008
Publication of results for the first half-year	9 August 2007	4 August 2008
Publication of results for the first three quarters	8 November 2007	3 November 2008
Annual General Meetings of Shareholders	23 May 2007	29 April 2008
Fortis share quotes ex-dividend	25 May 2007	2 May 2008
Start of dividend election period	25 May 2007	2 May 2008
End of dividend election period	8 June 2007	20 May 2008
Payment of final dividend	14 June 2007	27 May 2008
Fortis share quotes ex-interim dividend	10 August 2007	5 August 2008
Start of interim dividend election period	10 August 2007	5 August 2008
End of interim dividend election period	29 August 2007	28 August 2008
Payment of interim dividend	6 September 2007	5 September 2008
Fortis Investor Day	9 March 2007	To be announced
Conference call for analysts*	11 May 2007	13 May 2008
Analysts' meeting*	9 August 2007	4 August 2008
Conference call for analysts*	8 November 2007	3 November 2008

*All presentations will be held in English and will be webcast (audio or video) live on www.fortis.com.

Fortis share price performance compared with Euronext indexes



38
33
28
23
18
13
8
01 04
03 04
05 04
07 04
09 04
11 04
01 05
03 05
05 05
07 05
09 05
11 05
01 06
03 06
05 06
07 06
09 06
11 06
01 07
Fortis
AEX Index
BEL20 Index
DJ Euro STOXX 50

Market capitalisation (in EUR billion)



45
30
15
0
21.7
20.7
26.1
34.6
43.4
2002 2003 2004 2005 2006

Total return in 2006 (in %)



30
25
20
15
10
5
0
28
27
25
22
20
19
17
BEL20
DJE Banks
Fortis
Peer group
DJE Insurance
DJE 50
AEX

Peer group: average of 30 European financial companies

DJE: Dow Jones Euro STOXX Index

Total return in 1990-2006 (in %)



1,500
1,250
1,000
750
500
250
0
1,232
993
619
561
553
506
334
Fortis
Peer group
BEL20
DJE Banks
AEX
DJE 50
DJE Insurance

Ratings

	Fortis SA/NV and Fortis N.V.		Core banking entities		Core insurance entities
	Long term	Short term	Long term	Short term	Long term
Moody's	Aa3		Aaa	P-1	Aa3
Standard & Poor's	A+	A-1	AA-	A-1+	AA-
Fitch Ratings	AA-	F1+	AA-	F1+	AA

Shareholder information

The Fortis share
The Fortis share represents one unified share in the Belgian and Dutch parent companies Fortis SA/NV and Fortis N.V. respectively. The share replaces the former Fortis (B) and Fortis (NL) shares and was first listed on 17 December 2001. At the end of 2006 the number of outstanding Fortis shares carrying voting rights and entitled to dividend was 1,303,133,005.

Dividend policy
We revised our dividend policy because IFRS rules create more volatile results. For that reason, and as part of the long-term financial goals we set out in 2005, we have adopted a policy of paying a stable and growing dividend, taking account of our solvency, profitability and growth objectives. The Board of Directors will propose a cash dividend of EUR 1.40 to the Annual General Meetings of Shareholders on 23 May 2007. As an interim dividend of EUR 0.58 per share was paid in September 2006, the final dividend will amount to EUR 0.82 per share.

We began to pay an interim dividend in 2005. The amount of the interim dividend has been set as a matter of policy at 50% of the full-year dividend for the previous year. The interim dividend will be announced on publication of the half-year results.

Dividend election procedure
Each Fortis share represents one share in each of the two Fortis parent companies, i.e. Fortis N.V. and Fortis SA/NV. Shareholders can decide from which parent company they wish to receive dividend. They can choose Fortis N.V. and receive the dividend from the Dutch source, or Fortis SA/NV and receive the dividend from the Belgian source. Shareholders must make their choice known before the given deadline.

Stock exchange listings
Fortis has a primary listing on both Euronext Brussels and Euronext Amsterdam, and has a secondary listing in Luxembourg. In the United States, we have a sponsored ADR programme.

Index weighting (on 7 March 2007)

AEX	8.42%
BEL20	14.97%
Euronext 100	1.91%
MSCI World	0.19%
MSCI Europe	0.57%
MSCI EAFE	0.39%

Ticker symbols

	Bloomberg	Reuters
Euronext Brussels	FORB BB	FOR.BR
Euronext Amsterdam	FORA NA	FOR.AS
ISIN code BE0003801181		

Growing international dimension
Major shareholders (at year-end 2006)

Stichting VSB Fonds	4.99%
Shareholders in:	
• Belgium / Luxembourg	26%
• Netherlands	10%
• United Kingdom	26%
• Germany	9%
• Rest of World	24%
Total (rounded figures)	**100%**

"We will support shareholder value creation by delivering best-in-class financial disclosure and enhancing dialogue with all stakeholders."

Lex Kloosterman, Chief Strategy Officer



Executive Committee



From left to right: Karel De Boeck, Herman Verwilst, Jos Clijsters, Peer van Harten, Jean-Paul Votron, Lex Kloosterman, Jozef De Mey, Filip Dierckx and Gilbert Mittler.

Jean-Paul Votron
(1950 – Belgian)
Chief Executive Officer
Member of the Board of Directors
Other positions held:
Member of the Management Committee of the Federation of Enterprises in Belgium, Board Member of ICHEC (Institut Catholique des Hautes Études Commerciales)

Herman Verwilst
(1947 – Belgian)
Deputy CEO
Chief Operating Officer
Other positions held: Professor Extraordinary at the University of Ghent, Member of the Executive Committee and Board of Directors of the King Baudouin Foundation, Member of Instituto de Empresa International Advisory Board (Madrid)

Jos Clijsters
(1950 – Belgian)
CEO Retail Banking
Other positions held: National Chairman of Young Enterprises, Board Member of Stichting Marketing, Director of EHSAL Management School, Director of Vlerick Management School

Karel De Boeck
(1949 – Belgian)
Chief Risk Officer
Other positions held: Chairman of the European Financial Management and Marketing Association (EFMA)

Jozef De Mey
(1943 – Belgian)
Chief Investment Officer
Other positions held: Member of the Royal Association of Belgian Actuaries, Chairman of Compagnie Belge d'Assurances Aviation (Aviabel)

Filip Dierckx
(1955 – Belgian)
CEO Merchant & Private Banking
Other positions held: Board Member of various companies of the Group SD Worx, Member of the General Assembly Employers Association (Voka), Board Member of the Flemish Economic Association

Lex Kloosterman
(1956 – Dutch)
Chief Strategy Officer
Other positions held: None

Gilbert Mittler
(1949 – Belgian)
Chief Financial Officer
Other positions held: None

Peer van Harten
(1962 – Dutch)
CEO Insurance
Other positions held: None



From left to right: Jan-Michiel Hessels, Ronald Sandler, Richard Delbridge, Jean-Paul Votron, Reiner Hagemann, Maurice Lippens, Klaas Westdijk, Jan Slechte, Aloïs Michielsen, Jacques Manardo, Philippe Bodson, Clara Furse, Piet Van Waeyenberge and Rana Talwar.

(First appointed 2004. Term runs until 2008.)
Positions held with other listed companies: None
Other positions held: Director of MCG PLC parent of Ineum Consulting (ex-Deloitte consulting), Director of BLB, Director of French Institute Alliance Française – New York (Member of Finance Committee), Member of Le Siècle (Paris)

Aloïs Michielsen
(1942 – Belgian – Independent)
Member of the Board of Directors and of the Risk and Capital Committee
(First appointed 2006. Term runs until 2009.)
Positions held with other listed companies: Chairman of the Board of Directors of Solvay, Board Member of family business Miko N.V.
Other positions held: None

Ronald Sandler
(1952 – German – Independent)
Member of the Board of Directors and of the Audit Committee
(First appointed 2004. Term runs until 2007.)
Positions held with other listed companies: Executive Chairman of Computacenter PLC
Other positions held: Chairman of Kyte Group, Chairman of Oxygen Group PLC, Advisor Palamon Capital Partners, Chairman of Paternoster Ltd.

Rana Talwar
(1948 – Indian – Independent)
Member of the Board of Directors, of the Risk and Capital Committee (until 31 May 2006) and of the Nomination and Remuneration Committee (from 1 June 2006)
(First appointed 2004. Term runs until 2008.)
Positions held with other listed companies: Non-executive Director of Schlumberger Ltd., Non-executive Director of Pearson PLC
Other positions held: Chairman of Sabre Capital Worldwide, Chairman of Centurion Bank Ltd., Director of the Indian School of Business

Baron Piet Van Waeyenberge
(1938 – Belgian – Independent)
Member of the Board of Directors and of the Risk and Capital Committee
(First appointed 1988. Term runs until 2007.)
Positions held with other listed companies: Board Member of Electrabel NV
Other positions held: Chairman of De Eik N.V., Chairman of Omroepgebouw Flagey N.V., Vice-chairman of Indufin N.V., Board Member of Suez Energy Services S.A., Director of Stichting Continuïteit Fortis

Klaas Westdijk
(1941 – Dutch – Independent)
Member of the Board of Directors and Chairman of the Audit Committee
(First appointed 1996. Term runs until 2009.)
Positions held with other listed companies: Vice-chairman of the Supervisory Board of VastNed Retail N.V.
Other positions held: Chairman of the Supervisory Board of ENECO Energie N.V., Chairman of the Supervisory Board of Connexxion Holding N.V., Member of the Supervisory Board of FD Media Groep B.V.

Fortis Company Secretary
Ingrid Loos

Stichting Continuïteit Fortis

René Mannekens (1940)	Co-chairman; first appointed 1999. Other positions held: Chairman of the Board of 3 W Direct Management Solutions ICT
Mick den Boogert (1943)	Co-chairman; first appointed 2004. Other positions held: Lawyer, Professor of Securities Law, University of Groningen
Herman Santens (1934)	Member (until 30 September 2006); first appointed 1999. Other positions held: None
Paul Buysse (1945)	Member (from 1 October 2006). Other positions held: Chairman of the Board of Directors of NV Bekaert SA – Bekaert Group
Dick Bouma (1944)	Member; first appointed 2004. Other positions held: Lawyer
Piet Van Waeyenberge (1938)	Member; first appointed 2004. Other positions held: Non-executive Director of Fortis
Jan Slechte (1937)	Member; first appointed 1999. Other positions held: Non-executive Director of Fortis

Board of Directors

Count Maurice Lippens
(1943 – Belgian – Independent)
Chairman of the Board of Directors and of the Nomination and Remuneration Committee
(First appointed 1981. Term runs until 2008.)
Positions held with other listed companies: Director of Total, Director of GBL (Groupe Bruxelles Lambert), Director of Belgacom
Other positions held: Chairman of Compagnie Het Zoute, Director of Iscal Sugar, Director of Finasucre, Director of Groupe Sucrier, Member of the Trilateral Commission, Member of Insead Belgium Council, Chairman of Belgian Governance Institute, Chairman of Corporate Governance Committee (Belgium)

Jan Slechte
(1937 – Dutch – Independent)
Vice-chairman of the Board of Directors and Member of the Nomination and Remuneration Committee
(First appointed 1996. Term runs until 2007.)
Positions held with other listed companies: None
Other positions held: Director of Stichting Continuïteit Fortis

Jean-Paul Votron
(1950 – Belgian – Executive)
CEO, Member of the Board of Directors
(First appointed 2004. Term runs until 2008.)
Positions held with other listed companies: None
Other positions held: Member of the Management Committee of the Federation of Enterprises in Belgium; Board Member of ICHEC (Institut Catholique des Hautes Études Commerciales)

Baron Philippe Bodson
(1944 – Belgian – Independent)
Member of the Board of Directors and of the Audit Committee
(First appointed 2004. Term runs until 2007.)
Positions held with other listed companies: Chairman of the Board of Directors of Exmar
Other positions held: Director of Ashmore Energy (USA), Director of CIB, Chairman of Floridienne, Member of CSFB Advisory Board Europe, Director of Hermes Asset Management Europe Ltd., Director of Cobepa/Cobehold

Richard Delbridge
(1942 – British – Independent)
Member of the Board of Directors and of the Audit Committee
(First appointed 2004. Term runs until 2009.)
Positions held with other listed companies: Non-executive Director of Tate & Lyle PLC, Non-executive Director of Gallaher Group PLC
Other positions held: Non-executive Director of JP Morgan Cazenove Holdings, Council Member and Treasurer of The Open University, Trustee of The Wordsworth Trust

Clara Furse
(1957 – British and Canadian – Independent)
Member of the Board of Directors and of the Risk and Capital Committee
(First appointed 2006. Term runs until 2009.)
Positions held with other listed companies: Chief Executive and Director of the London Stock Exchange PLC
Other positions held: Director of Euroclear PLC, Director of LCH.Clearnet Group Ltd., Member of the Advisory Council of the Prince's Trust, Member of the CBI President's Committee and Member of the Court of the Guild of International Bankers

Reiner Hagemann
(1947 – German – Independent)
Member of the Board of Directors and of the Audit Committee
(First appointed 2006. Term runs until 2009.)
Positions held with other listed companies: Member of the Supervisory Board of Bayer Schering Pharmaceutical AG, Member of the Supervisory Board of Wüstenrot & Württembergische AG
Other positions held: Member of the Supervisory Board of E.ON Energie AG, Member of the Supervisory Board of Hochtief Facility Management GmbH, Chairman of the Advisory Board of Cerberus Germany, Member of the Advisory Board of AON Jauch & Hübener, Member of the Advisory Board of Steag GmbH

Jan-Michiel Hessels
(1942 – Dutch – Independent)
Member of the Board of Directors and Chairman of the Risk and Capital Committee
(First appointed 2001. Term runs until 2007.)
Positions held with other listed companies: Chairman of the Supervisory Board of Euronext N.V., Member of the Supervisory Board of Royal Philips Electronics N.V., Member of the Supervisory Board of Heineken N.V.
Other positions held: Member of the Supervisory Board of Schiphol Group N.V. (until June 2006), Member of the International Advisory Board of Morgan Stanley (until March 2006), Member of the International Advisory Board of Blackstone Group, Chairman of the Supervisory Board of SC Johnson Europlant N.V.

Jacques Manardo
(1946 – French – Independent)
Member of the Board of Directors, of the Nomination and Remuneration Committee and of the Risk and Capital Committee (until 31 May 2006)

Attendance at directors' meetings

Maurice Lippens	A: 8/8	B: 4/5	Jan-Michiel Hessels	A: 8/8	D: 4/4		
Jan Slechte	A: 8/8	B: 5/5	Daniel Janssen[2]	A: 4/4	B: 1/2		
Jean-Paul Votron	A: 8/8		Jacques Manardo	A: 7/8	B: 5/5	D: 3/3	
Philippe Bodson	A: 8/8	C: 5/5	Aloïs Michielsen[1]	A: 4/4	D: 1/1		
Richard Delbridge	A: 8/8	C: 5/5	Ronald Sandler	A: 8/8	C: 5/5		
Clara Furse[1]	A: 3/4	D: 1/1	Rana Talwar	A: 6/8	B: 3/3	D: 0/3	
Reiner Hagemann[1]	A: 4/4	C: 2/2	Piet Van Waeyenberge	A: 7/8	D: 4/4		
			Klaas Westdijk	A: 8/8	C: 5/5		

A: Board of Directors
B: Nomination and Remuneration Committee
C: Audit Committee
D: Risk and Capital Committee

[1] Member of the Board since 1 June 2006. [2] Member of the Board until 31 May 2006.

shall be independent – III.8.4 sets out the rule as it applies to Fortis), IV.1.2 (voting right on financing preference shares – Fortis does not have this type of preference share) and IV.2–IV.2.8 (depositary receipts for shares – Fortis does not issue this type of depositary receipt). These provisions have not, therefore, been taken into consideration.

With regard to section III.3.5, the view has been taken that Fortis's rule that nobody may serve as a director for more than twelve years, with no individual term exceeding four years, does not materially deviate from the Code's requirement of a maximum of three terms of four years each. Lastly, the provisions regarding the 'remuneration committee' and the 'selection and appointment committee' have been interpreted as applying to our Nomination and Remuneration Committee, since this body combines the strongly interrelated selection, appointment and remuneration functions at Fortis.

Exceptions
('BP' refers to the 'Best Practice' sections of the Tabaksblat Code)

BP II.1.6: *The management board shall ensure that employees have the possibility of reporting alleged irregularities of a general, operational and financial nature in the company to the chairman of the management board or to an official designated by him, without jeopardising their legal position. Alleged irregularities concerning the functioning of management board members shall be reported to the chairman of the supervisory board.*

- Fortis has introduced a whistleblower procedure (Fortis Internal Alert System), but this has not been published on the website. The procedure is intended solely for Fortis employees; external publication would not enhance its effectiveness, but could have undesirable repercussions in countries where procedures of this nature run up against legal and/or cultural objections.

BP II.2.3: *Shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter.*

- Under the long-term incentive plan, shares can be awarded only to the CEO. He may sell up to 50% of the shares in order to pay the tax incurred on them. The remaining shares may not be sold until six months after his relationship with Fortis has ended.

BP III.1.7: *The supervisory board shall discuss at least once a year on its own, i.e. without the management board being present, both its own functioning and that of its individual members.*

- Fortis's Board of Directors regularly reviews its own performance in an appropriate manner, but not necessarily on an annual basis. The Nomination and Remuneration Committee evaluates the individual board members.

BP III.5.11: *The remuneration committee shall not be chaired by the chairman of the supervisory board or by a former member of the management board of the company, or by a supervisory board member who is a member of the management board of another listed company.*

- The Chairman of the Board of Directors at Fortis is responsible for the proper functioning of the Board and for initiating all processes relating to this. These include ensuring a Board line-up that is geared to the needs of the organisation and also entail his playing a leading role in the Nomination and Remuneration Committee.

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The Meeting also approved the decision – contrary to Best Practice II.2.6 of the Tabaksblat Code[2] – not to publish on the Fortis website the amended internal regulations related to insider trading, as these regulations are numerous and tailored to highly specific local and/or business requirements. In line with the objectives set by the Tabaksblat Code, the Fortis Governance Statement contains a Policy Statement summarising the principles and guidelines on the use of inside information and private investments to be adhered to by all Board members, other senior managers, officers and employees worldwide.

Bearing in mind the points expressed above, we hereby declare that Fortis complied in 2006 with the principles and best practice provisions of the Tabaksblat Code – subject to the following qualifications and exceptions which have not changed since the financial year 2005.

Qualifications
Our aim at Fortis is to comply with the Tabaksblat Code to the maximum possible extent. We cannot, however, meet all of the Code's provisions. Some of them conflict with the internal coherence of our governance structure, which has been carefully developed over the years to meet the challenges facing a bi-national group. What's more, our single-tier board structure creates a specific framework that is not customary in the Netherlands and which did not function as the primary frame of reference for the drafting of the Tabaksblat Code.

When applying the Code, therefore, we have been obliged to translate the various provisions to fit our single-tier structure. Provisions aimed at the Supervisory Board or the Management Board have thus been applied to Fortis's Board of Directors, while provisions for individual members of the Supervisory Board have been applied to our non-executive directors and provisions for individual members of the Management Board to Fortis's CEO.

Some provisions could not, however, be translated into the Fortis context. These include the rules regarding a 'delegated supervisory board member' and a 'supervisory board member who temporarily takes on the management of the company' (III.6.6 and III.6.7, respectively, of the Tabaksblat Code). These provisions are geared specifically to supervisory board members and the supervisory tasks they perform, and so cannot be reconciled with the single-tier board model.

Similarly, the provision that the Chairman of the Board may not have held an executive position at the company (III.8.1) is an anomaly in the context of a single-tier board model, the essence of which is precisely to combine the expertise of executives and non-executives in one and the same decision-making body. Fortis's Chairman and co-founder, Maurice Lippens, was Co-chairman of both the Board and Executive Committee until 2000. Since 2000, he has been a non-executive Board Member and Chairman of the Board. The Annual General Meetings of Shareholders of May 2005 shared the view of the Board of Directors that the proposed re-election of Fortis's Chairman, Maurice Lippens, for a period of three years (i.e. until the end of the 2008 Annual General Meetings of Shareholders) would be in Fortis's interest, notwithstanding the maximum term of appointment (twelve years) generally recommended by the Tabaksblat Code (Best Practice provision III.3.5).

Several provisions of the Tabaksblat Code do not, moreover, apply to Fortis. This is the case with the following sections: II.2.1 (share options as a conditional remuneration component for management board members – Fortis does not offer such options), III.2.1 (all supervisory board members, with the exception of not more than one person,

[2] The Supervisory Board will draw up regulations concerning ownership of and transactions in securities by management board members, other than securities issued by their own company. The regulations are published on the website. The Compliance Officer is notified at least quarterly of private investments in securities of Dutch listed companies.



Fortis included in Climate Leadership Index

The Carbon Disclosure Project, a group of 225 leading institutional investors, has honoured Fortis as 'Best in Class' in the financial sector for our approach to climate change. We are also included in the Climate Leadership Index, an honour roll of 50 FT500 companies that have taken the lead in addressing the challenge of global climate change. Fortis offers a whole range of banking services related to carbon emissions trading and reducing carbon dioxide emissions.

The Audit Committee reviews the effectiveness of this system and reports regularly to the Board. The key input used by the Committee in carrying out its work includes extensive reporting on internal controls by FAS, reports of the Compliance Officer and the external auditors, reports of the CFO Office, management declarations on internal control, information on operational losses (Basel II) as well as any information on litigation and supervisory reviews. The Audit Committee of Fortis also receives information regarding the activities of the Fortis Bank Audit Committee.

Fortis and the corporate governance reference codes

Fortis's international structure, headed by two listed parent companies, one Dutch and one Belgian, means it has to comply with two corporate governance systems that refer to two separate codes. While the principles underlying these codes are largely similar, there are a number of differences too.

Because of the specific cross-border context in which Fortis operates, we have developed our own 'single tier' governance structure, while naturally observing all the relevant Belgian and Dutch legal requirements. The structure is described in detail in the Fortis Governance Statement to ensure optimum transparency and to demonstrate its internal coherence. What follows, therefore, is limited to those aspects of corporate governance at Fortis that require additional explanation in the light of the Belgian (Lippens) or Dutch (Tabaksblat) Codes.

Fortis and the Lippens Code

The Lippens Code came into force on 1 January 2005. It applies to all companies incorporated under Belgian law the shares of which are traded in a regulated market. The Code uses the 'comply or explain' concept, which means that if a company chooses to deviate from any of the Code's principles, it must explain its reasons for doing so in the 'Corporate Governance' section of its annual review.

As already explained in the 2005 Fortis Annual Review and reported to shareholders in May 2006, Fortis applies all the Code's main principles. Two items require more detailed explanation:

- Principle 2.3: Independence of directors
  The Lippens Code states that: "To be considered independent, a director should be free from any business, close family or other relationship with the company, its controlling shareholders or the management of either that creates a conflict of interest such as to affect that director's independent judgement." The phrasing of this principle generally requires little comment. Questions may be raised, however, regarding its implementation and the way specific criteria in respect of a director's independence are formulated. The Lippens Code, the Tabaksblat Code, Article 524 of the Belgian Companies Act and the recommendation of the European Commission of 15 February 2005, for instance, all set out independence criteria which, if not actually contradictory, nevertheless differ from one another. For that reason, we have opted for our own criteria at Fortis, as set out in our Governance Statement. These match those of the Lippens Code, with the exception that Fortis considers it necessary to limit to listed companies the restrictions on cross-directorships.

- According to principle 7.18, the annual report should disclose the main contractual terms of hiring and termination arrangements with executive managers. The remuneration policy for Fortis directors and Executive Committee members – described in detail in note 11 of our Financial Statements – sets out the main terms included in our contracts with executive managers. This policy states that, in future, executive managers will receive compensation equal to twice their base salary in the event that a contract is dissolved on Fortis's initiative. However, any existing contracts, concluded earlier and in specific circumstances, will be honoured.

The shareholders' meetings of May 2006 endorsed the view that the re-appointment of Klaas Westdijk as non-executive board member for a period of three years would be in Fortis's interest and that this re-appointment, leading to a maximum term of appointment of more than twelve years as set out in the Fortis Governance Statement, did not affect the independence of Mr Westdijk.

Fortis and the Tabaksblat Code

Since 2004, listed companies incorporated under Dutch law have been legally required to declare in their annual financial statements that they have adhered to the Tabaksblat Code, or to explain any instances in which they have deviated from it. Accordingly, Fortis stated in its Annual Reports for 2004 and 2005 that the principles and best practice provisions of the Tabaksblat Code had been met in those financial years, with certain substantiated exceptions. Fortis's respective statements were discussed at the Annual General Meetings of Shareholders in May 2005 and May 2006.

The Annual General Meetings of Shareholders of May 2006 endorsed the view of the Board of Directors that the re-election of Klaas Westdijk as non-executive Board Member for a period of three years (i.e. until the end of the Annual General Meetings of Shareholders of 2009) would be in Fortis's interest. The Annual General Meetings of Shareholders thus resolved not to abide by the maximum term of office (twelve years) generally recommended by the Tabaksblat Code (Best Practice provision III.3.5).



Textbook example of diversity

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compliance with applicable laws and regulations, and the reliability of financial and management information. They then present recommendations and follow them up to ensure they are implemented correctly. FAS focuses on the areas of greatest risk to Fortis, as identified by our structured risk assessment process. The unit's methodology is rooted in the COSO ERM framework, which provides for benchmarking against generally accepted control standards. FAS is authorised to audit all aspects of operations and is provided with the necessary resources – both qualitatively and quantitatively – to carry out its functions effectively. In this way, the unit serves as an independent and objective assurance provider that reports directly – through the General Auditor – to the CEO and Audit Committee. The General Auditor also has direct access to the Chairman of the Board.

Changes in risk management and internal control
In October the Fortis Board of Directors endorsed a modified organisational structure to support the evolution of its growth strategy. The six former divisions were integrated into three core businesses: Retail Banking, Merchant & Private Banking (combining Merchant Banking and Commercial & Private Banking) and Insurance (combining Insurance Belgium, Insurance Netherlands and Insurance International). In addition to Group Resources, Finance and Strategy, new Executive Committee functions were created for Risk and for Investments.

Future improvements to risk management and internal control will include further strengthening of Fortis's enhanced operating model and reviewing the need for additional control documentation, due to adjustments to our control systems or in response to external requirements.

Evaluation
The risk management and control systems relating to other risks basically aim to provide reasonable but not absolute assurance that:

- Business objectives are being met;
- Business operations are being carried out effectively and efficiently;
- Assets entrusted to Fortis are safeguarded, together with our own assets;
- Fortis is in compliance with applicable laws and regulations including internal procedures and policies.

All the structures, procedures and control systems described above together make up Fortis's system of internal control. As far as financial reporting is concerned:

- The risk management and control systems provide reasonable assurance that the financial reporting does not contain any material inaccuracies;
- The risk management and control systems functioned properly in the year under review;
- Based on the information available as of the date of this Annual Review, there are no indications that the risk management and control systems will not function correctly in the current year.

As with any internal control setup, Fortis's system has its limits. Although it cannot completely eliminate the risk that business objectives will fail to be met, it can nevertheless keep that risk at an acceptable level. It provides reasonable but not absolute assurance against material misstatement or loss.

The control system described above was fully operational in the year under review and remains operational to date. All major aspects and improvements have been the subject of discussion in the Audit Committee, which reported on these to the Board. The control system is dynamic in nature, as it is continuously adapted to changes in the internal and external environment, including all regulatory developments.

Strengthening ties on the golf course

Each year, we invite key clients and prospects to take part in the Fortis European Golf Trophy. This elite event is played on Europe's best courses and offers the perfect opportunity to intensify our relationship with existing clients and to attract new ones. Thirty-seven qualifying competitions in seven European countries decide which of the 3,000+ entrants will get to play in the final. The climax of the 2006 contest was held at the Oitavos golf course, a magnificent location near Lisbon.



of all operational 'loss events' and risks at our banking operations using the Risk Self Assessments required by Basel II and ensures that these are reported to the Risk Committees. At our insurance businesses, meanwhile, operational risks are addressed using Control Risk Self Assessments, with relevant topics discussed by the respective Risk Committees. The Risk Mitigation unit monitors the adequacy of business contingency plans in all major operational areas. These plans are intended to allow business activities to be resumed as rapidly as possible in the wake of disruptions or emergencies, while simultaneously providing damage control. Our risk management framework is described in further detail in the Financial Statements.

Financial reporting

The Board sets and endorses the accounting policies adopted by Fortis. The CFO Office then ensures that comprehensive internal controls are in place for the preparation and publication of our periodic financial statements and ad-hoc financial bulletins. The CFO Office also draws up the consolidated financial statements for Fortis as a whole and the statutory financial statements of individual Fortis companies. A pyramidal structure of meetings involving business controllers as well as internal and external auditors at different levels of the company enables information to flow upwards so that the CFO Office can ensure that financial and accounting data communicated externally does not contain any material inaccuracies.

Legal, Compliance & Investigations and Tax

Our Legal, Compliance & Investigations and Tax departments advise on and monitor all legal, compliance, fraud and tax aspects of Fortis's activities and regularly report on the risks they identify and on outstanding litigation in their respective fields.

The Legal department provides exclusive, proactive and independent legal support and policy-setting services, in order to protect Fortis's legal interests.

Compliance aims to achieve reasonable assurance that Fortis and its employees are complying in practice with prevailing laws and regulations, as well as with internal rules and ethical standards. The Compliance department also seeks to maintain a relationship of trust and mutual understanding with regulators and supervisory authorities.

Investigations is an independent function within Fortis. Its mission is to pursue Fortis's zero-tolerance-to-fraud policy and to help ensure that the company, its employees and intermediaries operate in an ethical manner, by investigating fraudulent acts and other undesirable behaviour and by participating in the prevention, detection and monitoring of such acts in close collaboration with Compliance and Fortis Audit Services.

The Tax department aims to provide reasonable assurance that Fortis and its employees comply with all applicable tax laws. By monitoring tax compliance, base and risks, the Tax department also contributes to the accuracy of Fortis's tax accounts.

Monitoring

In a distinctive element of our reporting and monitoring cycle, senior managers up to the Executive Committee sign annual internal management control statements. These follow on from a Control Risk Self Assessment process, including the drafting of action plans to remedy identified weaknesses. Key observations are reported to and discussed by the Business Risk Committees, the Banking and Insurance Risk Committees (see the risk management framework in our Financial Statements), the Executive Committee and ultimately by the Audit Committee. Developments in internal control quality are also factored into our senior managers' variable remuneration.

Fortis Audit Services (FAS), which is centrally organised, monitors the effectiveness of governance, risk and control processes across the whole of Fortis. Auditors evaluate the safeguarding of assets, the effectiveness of operations,

Stock and option plans

Options on Fortis shares have once again been granted to selected members of senior Fortis management as a token of confidence in their personal contribution to the company's growth and development. The number of options to which each person could subscribe was determined individually according to the level and scale of their responsibilities. When option rights granted under this plan are exercised, new Fortis shares will be issued or previously repurchased shares will be used. Note 10 of the Fortis Financial Statements contains a review of the stock and option plans.

Internal control

We at Fortis have a long-established culture of risk awareness and are firmly committed to making internal control an integral part of the way we conduct our operations.

Responsibility

Ultimate responsibility for implementing and maintaining our internal control system and for reviewing its effectiveness lies with the Fortis Board of Directors. The Executive Committee and the Management Teams at the individual businesses, legal entities, support functions ('business enablers') and subsidiaries carry out these functions in practice. It is management's task to:

- Set the example;
- Establish clear objectives;
- Maintain a strong awareness of internal control;
- Create appropriate organisational structures;
- Identify, assess and monitor risks;
- Ensure the effectiveness of all processes;
- Report on all this and take corrective action where necessary.

Internal control, in accordance with the COSO ERM framework, is firmly embedded within our organisation. It relies on the contribution of all our employees, as it is their combined efforts that ultimately determine whether our systems and procedures are functioning as intended.

Policies and standards

The Board of Directors sets company policy on key operational areas such as business conduct, private investments and the independence of external auditors. We have also instituted a whistleblower procedure. The Executive Committee and the individual Management Teams then establish specific operational and reporting standards for application across the whole of Fortis, a particular business or within a geographical region. Together, these policies and standards form an integral part of our internal control system. They are regularly reviewed and updated, set out clearly in the form of manuals, and publicised using internal communications. The frequency of review depends on the specific risk profile of the activity in question.

Management's responsibility extends to the formulation of second-level controls; in other words, control procedures to ensure that the primary controls are functioning effectively and that significant failings are reported to the appropriate hierarchical and/or supervisory level and acted upon.

Business objectives

Each business has a plan – updated, discussed and approved each year by the Board of Directors – setting out its strategic, operational, financial and compliance objectives. Operating performance is reviewed by senior management and the Board, which also set targets for the multi-year budget drawn up annually. This budget – based on the underlying budgets of each of the businesses – is then reviewed and approved by the Board. Results are continuously monitored and budget progress reports are drawn up each quarter.

Operations

The Management Teams at each of our businesses are responsible for internal control, which entails the correct processing, execution and recording of all transactions carried out within their respective front, middle and back-office systems. Automated systems are a particular focus in this regard, with adequate access and application controls as an integral part. These are scrupulously tested before any new system is put into place. Strict routines are also in place to ensure operational and system security.

Safeguarding assets

Additional standards and controls are delivered by our support functions. These are independent of the businesses and report to the CEO, CFO, Chief Operating Officer (COO) or Chief Risk Officer as appropriate.

The role of Central Risk Management is to ensure that systems and procedures are in place to identify, control and report on major risks, including investment risk (credit, market and liquidity risk), insurance risk and operational risk. The unit independently monitors the risks incurred and reports on them via a Risk Committee structure flowing upwards to the Risk and Capital Committee and to the Board. The Operational Risk Management unit keeps track

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- Monitoring of the risk management and control system, based on reports by management (management control statements and their follow-ups), the compliance function and Fortis Audit Services. Reporting by Fortis Audit Services to the Audit Committee included the quarterly management letter, periodic reports on 'focal point audits' and annual reviews of the risk management process and the compliance function;
- Monitoring of the external audit process. This included the review of the external audit plan, the 'Engagement Letter 2006' and quarterly Auditors' Letters. The Audit Committee monitored the independence of the external auditors, based on factors like their declaration of independence and fees, and by tracking the volume and nature of non-audit services pre-approved in line with Fortis's independence policy. The Committee also organised an external assessment of the external auditors, in connection with their reappointment by the shareholders in May 2006;
- Monitoring of the internal audit process, based in part on the review and approval of the 2006 audit and action plan and periodic reporting by Fortis Audit Services itself, and the review and approval of the department's updated charter;
- The strong development of the compliance function. The Audit Committee monitors such developments through enhanced reporting and monitoring by means of the Internal Alert System. The Committee also approved the updated Fortis Compliance Policy;
- Regular updates on specific risk or control matters such as the status of Basel II preparations, risk management procedures at our Tax and Legal departments and the actuarial reporting process;
- Review of disclosures in the Annual Review of Audit Committee activities and internal control;
- The terms of reference and annual self-assessment of performance by the Audit Committee.

The chairman of the Audit Committee reported on these matters to the Board of Directors after each meeting and advised the Board on decision-making. The Audit Committee also provided advice on the incorporation of the audited Financial Statements in the Annual Report.

Executive management

Fortis's executive management consists of the Chief Executive Officer (CEO) and the Executive Committee. They run Fortis in keeping with the values, strategies, policies, plans and budgets endorsed by the Board of Directors.

Composition and duties

As Fortis's top executive, the CEO plays a crucial role in developing the company's values and strategic vision and in communicating them internally and externally. He is also responsible for enabling the Board and the Chairman to exercise their responsibilities – by ensuring, among other things, an appropriate flow of information and proposals to the Board for decision-making – and for maintaining ongoing interaction and dialogue.

The Executive Committee (ExCo) consists of the CEO and others entrusted with executive management functions at Fortis. Each member is accountable for one of Fortis's businesses or for a number of support services. The Board appoints ExCo Members, at the proposal of the CEO in consultation with the Chairman and with the support of the Nomination and Remuneration Committee. The Executive Committee's responsibilities are as follows:

- Studying, defining and preparing – under the CEO's leadership – strategic options and proposals that may contribute to Fortis's development;
- Proposing Fortis policies on finance and risk management, submitting the proposals for the Board's approval and implementing the resultant policies;
- Supporting the CEO in the management of Fortis as a whole and the day-to-day management of the parent companies and group holding companies.

The Executive Committee is accountable to the CEO in respect of each of these duties, while the CEO is accountable to the Board for the proper performance of the Executive Committee.

The Executive Committee meets once a fortnight according to a fixed timetable. Further meetings are held whenever necessary.

Remuneration

The remuneration of executive managers consists of a fixed basic salary, a variable annual incentive and a variable long-term incentive, which in 2006 was received partly as option rights and partly as cash and restricted shares. The variable remuneration depends on such factors as individual performance, performance of the business relative to predefined targets and Fortis's performance relative to several of its peers in the financial sector.

For more details, see note 11 Remuneration of Board Members and Executive Managers in the 2006 Fortis Financial Statements.

Risk and Capital Committee

The Risk and Capital Committee assists the Board of Directors in three ways:

(i) In understanding Fortis's exposure to risks inherent to banking and insurance activities;
(ii) In overseeing the proper management of these risks;
(iii) In ensuring the adequacy of Fortis's capital relative to these risks and to those inherent in its overall operations.

The Risk and Capital Committee comprised the following members: Jan-Michiel Hessels (Chairman), Clara Furse (as of 1 June), Jacques Manardo (until 31 May), Aloïs Michielsen (as of 1 June), Rana Talwar (until 31 May) and Piet Van Waeyenberge.

The Risk and Capital Committee met four times in 2006 (see page 70 for attendance details). Based on detailed presentations from the CRO and CFO Offices, the Risk and Capital Committee analysed and discussed the following matters:

- Fortis's financing requirements and strategy;
- Fortis's solvency;
- Fortis's risk profile (economic capital and RORAC per business);
- Fortis's position with regard to Basel II and Solvency II;
- Fortis's risk structure and risk governance;
- Dividend policy and the 2005 dividend.

The Chairman of the Risk and Capital Committee reported on these topics to the Board of Directors after each meeting and submitted the Committee's recommendations to the Board for final decision.

Audit Committee

The Audit Committee helps the Board of Directors fulfil its supervision and monitoring duties in the area of internal control in the broadest sense within Fortis. That includes internal control over financial reporting.

The Audit Committee started the year under review with four members – Klaas Westdijk (chairman), Philippe Bodson, Richard Delbridge and Ronald Sandler. Reiner Hagemann joined the Audit Committee after the General Meetings of Shareholders on 31 May 2006. Each member has considerable financial or accounting experience, gained as either CEO or CFO of a large financial institution or other major listed company.

The Audit Committee is assisted in its activities by certain Fortis support functions, including Fortis Audit Services, Compliance, Risk Management and the Reporting Office, and by Fortis's external auditors, KPMG and PricewaterhouseCoopers.

In accordance with the policy on audit committees at Fortis operating companies, approved by the Audit Committee on 24 August 2005, we have started aligning the functioning of these committees. This should enable the Audit Committee to benefit from the discussions and monitoring of audit committees at key operating companies.

The Audit Committee met on five occasions in 2006. Attendance details can be found on page 70. At the Committee's invitation, the relevant executives and staff, including the CEO, COO, CFO and the General Auditor attended all these meetings.

The Audit Committee also met in closed session with the CEO, CFO, the General Auditor and the external auditors, while the Committee chairman held regular meetings with the General Auditor.

The Committee was provided guidance and training in the form of several tailor-made presentations on technical topics and an informal evening devoted to corporate governance.

As a result of our heightened emphasis on controlled growth, the Audit Committee dealt with more issues in 2006 than it did in previous years. Reports were also submitted more frequently to the Committee, most of them on a quarterly basis.

The Audit Committee considered the following matters in 2006:

- Monitoring of the integrity of quarterly and annual financial statements: consistent application of the valuation and accounting principles, consolidation scope, quality of the closure process, and significant issues brought forward by the CFO or the external auditors. The Committee also reviewed the press releases on the quarterly and annual figures;

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- The stock option plan for selected members of senior management and Fortis employees;
- The economic and monetary environment;
- Regulatory and legislative developments in the European Union and in the Benelux countries and their impact on Fortis.

Remuneration

The remuneration of non-executive Board Members consists of a basic annual salary plus attendance fees for Board committee meetings. Non-executive Board Members do not receive any variable or profit-related incentives, option rights, shares or other fees. Total remuneration paid to non-executive Board Members in 2006 was EUR 1.8 million.

Remuneration of the Chief Executive Officer, who was the only executive member of the Board throughout 2006, is related exclusively to his position as CEO. For executive Board Members, the Board mandate as such is not remunerated. Executive Board Members receive a remuneration linked to the executive functions they perform within Fortis, determined in accordance with the remuneration policy for Fortis Board Members and Executive Managers. Their remuneration consists of a basic salary, plus a variable annual incentive and a variable long-term incentive. The variable remuneration (annual and long-term incentives) depends on such factors as individual performance, Fortis's performance relative to predefined targets and Fortis's performance relative to several of its peers in the financial sector. Details of the remuneration paid to Jean-Paul Votron in 2006 are provided in note 11 of the Fortis Financial Statements.

One non-executive member of the Board of Directors holds options arising from his previous management position, while several Board Members hold Fortis shares. In accordance with Dutch and Belgian law and regulations, details and updates of stock options and shares held by all Board Members are reported to the BFIC in Belgium and the Authority for the Financial Markets in the Netherlands. Members of the Board hold a total of 885,050 shares and 141,900 stock options and 60,900 restricted shares.

See note 11 of the Fortis Financial Statements for a review of remuneration policy, actual remuneration of the Board Members and Fortis options and shareholdings.

Board committees

Three committees have been set up within the Board of Directors, i.e. a Nomination and Remuneration Committee, a Risk and Capital Committee and an Audit Committee.

The sole function of these committees is to advise the Board of Directors, which remains the only body with decision-making powers. The committees are composed entirely of independent non-executives. The role and responsibilities of each committee, together with its structure and organisation, are specified individually in the Fortis Governance Statement.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee advises the Board of Directors on the appointment and reappointment of members of the Board and executive management, on remuneration policy and the remuneration of members of the Board and the executive management, and on Fortis's employee and management stock and option plans.

The Nomination and Remuneration Committee consisted of Maurice Lippens (chairman), Jan Slechte, Jacques Manardo and Daniel Janssen until 31 May 2006, when Daniel Janssen left the Board. Rana Talwar was subsequently appointed as the fourth member. The CEO attends discussions of all matters affecting members of the Executive Committee.

The Committee met on five occasions in the year under review. Attendance details can be found on page 70.
The matters discussed included:

- Nominations to the Board of Directors;
- Appointment of a new member of the Executive Committee;
- Performance appraisal of members of the Board of Directors, the CEO and members of the Executive Committee;
- Attribution of a special award to the Chairman (discussed and recommended to the Board in the absence of the Chairman);
- Remuneration of the CEO and members of the Executive Committee;
- Fortis 2005 and 2006 stock plans;
- Succession planning procedures;
- Reports on remuneration and the activities of the Committee.

The Chairman of the Nomination and Remuneration Committee reported on the aforementioned matters to the Board of Directors after each meeting and advised the Board on decision-making.

There were 1,303,133,005 Fortis shares with voting rights and dividend entitlement as at 31 December 2006. Fortis N.V.'s authorised capital also includes cumulative preference shares. Fortis N.V. has granted a call option on cumulative preference shares to Stichting Continuïteit Fortis. Additional information on Fortis's structure and shares is set out in Chapter 2 of the Fortis Governance Statement and note 4 of the Fortis Financial Statements.

Board of Directors

The Fortis Board of Directors consists of a maximum of 17 members, the majority of them non-executive. It operates within the framework defined by Belgian and Dutch legislation, normal practice in the two countries and the Articles of Association. The role and responsibilities of the Board of Directors and its composition, structure and organisation are described in detail in the Fortis Governance Statement. That document includes the independence criteria applying to non-executive members of the Fortis Board.

Composition

In 2006, Baron Daniel Janssen stepped down as non-executive director, having reached the retirement age set by the Board. Baron Janssen joined the Fortis Board of Directors in 1999, after Fortis acquired Générale de Banque, where he had been a non-executive director for many years. Since then, the Board has benefited greatly from Baron Janssen's extensive international business and management experience. He has made a significant contribution to the development of Fortis and to the Board's undertakings.

The Annual General Meetings of Shareholders of 31 May 2006 re-elected Jan Slechte for a period of one year, until the end of the Annual General Meetings of Shareholders of 2007, and Richard Delbridge and Klaas Westdijk, for a period of three years, until the end of the Annual General Meetings of Shareholders of 2009. With regard to the re-election of Klaas Westdijk, the Meeting agreed with the Board's view that it was in the interest of Fortis to make an exception to the rule that nobody should serve as a director for more than 12 years. The Board also considers that this exception does not affect Klaas Westdijk's independence.

Furthermore, the Annual General Meetings of Shareholders of 31 May 2006 elected Clara Furse, Reiner Hagemann and Aloïs Michielsen as non-executive directors for a period of three years, until the end of the Annual General Meetings of Shareholders of 2009.

Since 1 June 2006, the Board has consequently comprised 13 non-executive members and one executive – the Chief Executive Officer.

Meetings

The Board of Directors met on eight occasions in 2006. Four meetings lasted one full day and three meetings lasted half a day. The Board of Directors also held an offsite meeting of two and a half days. Attendance details can be found on page 70. The following matters were discussed:

- The strategy pursued by Fortis as a whole, by each Fortis business and by geographic region, and several acquisitions;
- Strategies pursued by HR, IT and Operations;
- Ongoing developments at each of the Fortis businesses;
- The 2006 budget;
- Quarterly balance sheets and income statements, with additional information provided by the CFO and external auditors;
- Fortis's ownership structure and associated investor relations strategy;
- Governance policies and structure, including rules on private investments and the change in composition of the boards of Fortis Brussels and Fortis Utrecht N.V.;
- Nomination of directors for appointment or re-election by the Annual General Meetings of Shareholders;
- Reports of Board committees following each of their meetings;
- The remuneration of Executive Committee members;



Jean-Paul Votron elected European Business Leader of the Year

At the European Business Awards Ceremony on 31 January 2007 in Brussels, the first 'European Business Leader of the Year' award went to Jean-Paul Votron. The jury crowned him with this title because of the extraordinary leadership and exceptional vision that have led to Fortis's remarkable performance.
"It's a great award, not only for me, but also for the 60,000 people of Fortis and our clients," the CEO said after the ceremony.

“As a financial services institution, we believe that a strong culture of corporate governance, ethical behaviour and decision making is fundamental to the way we do business.”

Maurice Lippens, Chairman of the Board of Directors



On 1 October 2006, the Act on the Disclosure of Major Holdings and Capital Interests in Issuing Institutions 2006 (*Wet melding zeggenschap en kapitaalbelang in effecten-uitgevende instellingen 2006*) replaced the old Act on Disclosure of Major Holdings in Listed Companies 1996 (*Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996*). The new Act (partly) implements the European Transparency Directive of 15 December 2004. It has revised the thresholds for notification requirements applicable to major shareholders in listed companies as well as additional notification requirements that these companies have to fulfil.

The implementation in Dutch law of the 13th EU Takeover Directive – which officially came into effect on 26 May 2006 – was delayed. The draft legislative proposal was submitted to Parliament in December 2005, but was not accepted until October 2006. The draft bill has to be approved by the Dutch Upper House before it can become effective. At the time of printing this Annual Report, the effective date was unknown. However, Article 10 of the Takeover Directive, which requires listed companies to include in their annual report specific details of their corporate structure, came into force on 31 December 2006. The Report of the Board of Directors of Fortis SA/NV and Fortis N.V. (see our Financial Statements) summarises the way Fortis has applied the new statutory requirements.

Developments at Fortis

On 25 January 2006, the Fortis Board of Directors decided to change the composition of the boards of Fortis Brussels and Fortis Utrecht N.V, the two group holding companies. These boards now consist exclusively of the members of the Executive Committee, who thus jointly form a legal body within the holding companies, reinforcing their responsibility at this level.

In line with the implementation of the Market Abuse Directive, the Fortis Board approved on 9 August 2006 two sets of rules on insider dealings and execution of private investment transactions applicable to members of the Fortis Board and the Executive Committee on the one hand and to Fortis employees on the other. The rules comply with prevailing Belgian and Dutch Market Abuse regulations.

A Policy Statement summarising the principles and guidelines on private transactions applicable to all Board and Executive Committee members and to Fortis employees worldwide is published in the Fortis Governance Statement.

The Fortis SA/NV extraordinary general shareholders' meeting of 4 October 2006 authorised the Fortis Board to issue an additional 250,000,000 shares for a restricted number of purposes, including but not confined to seizing acquisition opportunities in line with the Fortis strategy, taking initiatives to incentivise management and staff and covering the commitments of the companies with respect to certain financial instruments.

On 11 October 2006, the Board endorsed the new organisational structure of Fortis and approved the principle of having two executive members of the Board. In this context, the Board of Directors will propose to the next Annual General Meetings in May 2007 that Herman Verwilst, Deputy CEO, be elected member of the Fortis Board.

Fortis's structure and shares

Fortis was created in 1990 by the cross-border merger – Europe's first – between the Belgian insurer AG Groep and the Dutch bancassurance group AMEV/VSB. Our overall legal structure has been adapted regularly in the intervening years in order to enable us to manage our cross-border operations efficiently and to allow private shareholders in Belgium and the Netherlands to continue to invest in Fortis. This has culminated in the current, innovative governance model, headed by a Belgian (Fortis SA/NV) and a Dutch (Fortis N.V.) parent company, shares in which have been twinned to form one Fortis share. Fortis shares are ordinary shares in every respect, including voting rights and dividend entitlement.

Each Fortis share carries a single vote at the shareholders' meetings of Fortis SA/NV and Fortis N.V. Fortis shareholders are thus entitled to attend and cast their votes at the general meetings of both companies. The two shareholders' meetings basically deal with the same matters. The Articles of Association specify that both meetings must pass certain resolutions if they are to be valid.

The Fortis Governance Statement can be downloaded from our website or obtained from our head offices.

Dynamic corporate governance

We are convinced that creating a clear framework for good corporate governance will help us to communicate more effectively with all our stakeholders.

Corporate governance is a dynamic process. The Fortis Board of Directors constantly re-evaluates our company structure, so that we can respond to changes in our operations and to best practices in our home market and beyond.

This section of the Annual Review discusses the following issues:

Regulatory developments

In January 2006, the European Commission presented a proposal for a directive to facilitate the cross-border exercise of shareholders' rights.

In June, the EC issued a directive on statutory audits of annual accounts and consolidated accounts, followed in August by a directive to improve the reliability of corporate financial statements.

In September, the EC adopted the amendment of the second company law directive on the formation, maintenance and alteration of capital of public limited companies. This enables Member States, under certain conditions, to discharge companies from specific reporting requirements and to facilitate the restructuring of capital ownership, without reducing the protection offered to shareholders and creditors.

There was an especially strong focus in Belgium on the implementation of EU financial directives. The EU directive on insurance intermediation was implemented by the Act of 22 February 2006,[1] which became effective on 15 March 2006. It establishes a European passport for insurance intermediaries and also contains some provisions to protect insurance policyholders (definition of the client's profile before recommendation of an insurance product).

The implementation of the Market Abuse Directive was finalised by the publication of two Royal Decrees on 5 March 2006, relating to the fair presentation of investment recommendations and the disclosure of conflicts of interest, and to market abuse.

The Act of 22 March 2006 and the Royal Decree of 1 July 2006 set a new regulatory framework for the intermediation of banking and investment services. The Act was motivated by Directive 2004/39/EC, better known as the MiFID Directive, which has not yet been implemented in Belgian law. It aims to better protect and inform investors and was also prompted by the abovementioned laws on insurance intermediation and distribution of insurance contracts whose provisions relating to the intermediaries' registration with the Banking, Finance and Insurance Commission (BFIC), their professional knowledge and financial capacity have been largely replicated.

The Act of 16 June relating to the public offer of investment instruments and the admission of investment instruments to trading on regulated markets came into force on 1 July 2006. It implements the Prospectus Directive and its objectives are higher integration of the financial markets and increased responsibility of the parties operating in those markets.

Two other directives are currently being implemented: the Transparency Directive of 15 December 2004 relating to financial reporting and reporting on major shareholdings in listed companies, and the Takeover Directive of 21 April 2004.

In the Netherlands, a new Financial Services Act (*Wet financiële dienstverlening*) became effective on 1 January 2006. This new legislation lays down integrity, transparency, duty of care and other requirements that have to be satisfied by all financial services providers. Subsequently, the new Financial Supervision Act (*Wet financieel toezicht*) came into force on 1 January 2007. This aims to enhance transparency and market focus in the financial sector and incorporates most of the existing supervisory legislation, including the new rules introduced by the aforementioned Financial Services Act. It also includes several amendments and new rules. Fortis has set up a project team to monitor timely implementation.

[1] Amending the Act of 25 June 1992 on insurance contracts and the Act of 27 March 1995 relating to insurance intermediation and distribution of insurance contracts.

Geographic focus

Our retail banking activities in the Benelux countries give us first-hand experience in managing multi-channel and cross-channel distribution.

We serve all customer segments with a tailored service and product offering, including a complete range of consumer finance services. We are a top ten card issuer in Europe, rank first in Benelux, and boast EUR 7 billion in outstanding loans.

A growth lever of our strategy is to further develop our consumer finance operations outside the Benelux region, which is why we are investing in building a European platform for consumer loans and credit cards. Consumer finance is a rewarding activity for financial players that have a good credit rating and that practise sound credit risk management.

This past year saw further successful international expansion, as we strengthened our presence in the Turkish consumer finance market. The acquisition of Von Essen Bank opened up the mature but fragmented German market, where we launched an innovative credit shop concept under the name Credit4me. We have since opened 39 credit shops and aim to have a total of more than 100 fully operational by the end of 2007. In October 2006, we announced our intention to acquire full ownership of Dominet, one of Poland's largest independent consumer finance businesses with about 800 employees and over 250,000 customers. This acquisition should significantly accelerate the rollout of a mass retail model. Meanwhile, we used our presence in Poland to launch a credit card and cash loan business.

All this means we now have consumer finance operations in eight countries. Beyond that, we will consider further expansion into other European countries.

"Consumer Finance is one of the core skills we have developed in the Benelux region. By exporting these skills – all of which have a proven track record – to other countries, like Germany and Poland, Fortis is able to offer customers a broad range of consumer finance products (credit cards, cash loans, car financing and mortgages) through a variety of distribution channels."

Marc Luet, CEO Mass Retail & Consumer Finance



Niche businesses

In the US, Fortis is growing its niche businesses like Shipping, Oil & Gas, Commodities and Prime Fund Solutions.

A leading multi-channel insurer in Malaysia

The acquisition of Malaysia National Insurance Holdings has positioned us as a leading multi-channel insurer in Malaysia.

An Post

Our joint venture with a high-quality partner, Ireland's An Post, allows us to develop a unique offering in diversified distribution capabilities.



"We believe that by linking CSR to our group strategy, we will help Fortis to create value for all of its stakeholders."

- Social inclusion: through the work of the Fortis Foundations we aim to promote the participation of vulnerable groups in society. Another important goal is to increase the accessibility of our products and services.

We believe that these three themes encapsulate the most significant and relevant challenges facing us in the years ahead. Our efforts to further embed CSR values in our organisation and processes will be focused on these issues. We have formulated explicit action points and will continue to work on defining specific, quantifiable priorities and measures that will help us to leverage our performance in those areas.

What we achieved in 2006

Our consistent approach to corporate social responsibility has produced a number of tangible results.

Global carbon neutrality

Last year we announced our plans to launch a global carbon neutrality programme in 2007, which was hailed as a benchmark for our industry. We will first do our job of 'good housekeeping' by reducing energy consumption by 10% by 2010, by using green energy wherever possible, and by offsetting the remainder of our emissions with the purchase of emission rights under the European Emission Trading Scheme. We will then focus on the carbon impact, risks and opportunities related to our core business activities. This comprehensive carbon neutrality programme will help us to establish Fortis as a climate leader and first-choice provider of environmental products.

Endorsement of international initiatives

Our commitment to sustainability was further underscored by our membership of UNEP FI and our endorsement of the UN Global Compact. And we set up an infrastructure for implementation of the Equator Principles.

UNEP FI is an international partnership between the United Nations Environmental Programme and more than 160 financial institutions who are signatories to the UNEP FI Statements. Signatories commit to the integration of environmental considerations in all aspects of their operations. Networking with prominent financial institutions, engagement with public and private sectors and sharing best practices are important aspects of UNEP FI membership – all of which will help us to achieve environmentally sustainable growth.

The UN Global Compact is an international initiative that brings companies together with UN agencies, labour and civil society representatives to support ten universal principles. Membership advances our internal CSR agenda by providing guidelines and an international network. This will help us to pursue our growth strategy while taking account of sustainability issues.

The Equator Principles provide environmental and social guidelines in the area of project finance. Using the principles, projects are categorised according to their potential impact, ranging from category A (high impact) to category C (low impact). For category A and B projects, the borrower must complete an Environmental Impact Assessment, addressing the environmental and social issues identified in the categorisation process. After consultation with the relevant local stakeholders, the borrower must then submit an environmental management plan to address mitigation, monitoring and management of environmental and social risks.

Embedding CSR throughout the organisation

In the year under review we developed a sustainability assessment tool for our shipping business. This tool will help us to identify sustainability issues and assess how our clients deal with them. Meanwhile, we started formulating policies for our commodities business and established criteria for the palm oil industry. In 2007 we will draft policies for other commodities, such as soy, sugar, coffee and cocoa.

Other achievements in 2006

- Improvement of our position on the Dow Jones Sustainability Index
- Inclusion in the Climate Leadership Index
- Implementation of a Corporate Environmental Management System
- Ten years of financing renewable energy
- Development of several sustainable products (Carbon Footprint Calculator, Energy Saving Credit)
- CSR awareness training for employees
- Integrity training for employees
- Five years of Fortis Foundation in the Netherlands and launch of foundations in other countries, such as Luxembourg, France and Poland
- Nomination for the ACC Award (accountancy) in the Netherlands and for best sustainability report in Belgium

A firm commitment to corporate social responsibility

At Fortis, our greatest responsibility as a public company is to create value; this is the most significant contribution we can make to society. But we are convinced that success is also defined by the way we contribute to the communities in which we operate. We do not want to make a profit at any cost, but aim to make a genuine contribution to our stakeholders' wealth and well-being. We believe that our CSR agenda will help us to become one of Europe's leading financial institutions in terms of corporate social responsibility.

The appointment of Lex Kloosterman to the new position of Chief Strategy Officer (CSO) within the Executive Committee underlines our commitment to linking strategy and sustainability.

Strategy

'Agenda 2006' was the roadmap which defined our ambitions, priorities and actions for the period 2004–06. Working with this plan has proved to be effective: it has helped us to focus our efforts and to make tangible progress in many areas. We have accomplished all of the specific goals set out in the report, with the exception of those that are ongoing processes.

Given the effectiveness of Agenda 2006, we have decided to formulate a similar roadmap for the next stage of our CSR strategy. 'Agenda 2009' is centred around three themes:

At Fortis we focus on two dimensions of corporate social responsibility:

Sustainable development

To us this means conducting business in a responsible manner, achieving sustainable economic growth while anticipating the legitimate interests of our stakeholders, and taking social and environmental responsibility.

Community involvement

This is the active role and responsibility we take in helping local communities to realise their objectives. We do this through a combination of philanthropy and volunteer work. Our Foundations are the primary drivers of this commitment.

- Sustainable supply chains: by understanding the supply chains in which we and our clients operate, we want to promote sustainable development in these chains. This will allow us to strengthen our relationship with our clients and to build new and innovative partnerships.
- Climate change: we want to reduce our own environmental footprint and proactively develop business-driven policies and products related to climate change that enhance our clients' environmental performance.

CSR Roadmaps

Executing Agenda 2006 2004-2006	Agenda 2009 2007-2009
Development and implementation	**Focus and acceleration**

• First Sustainability Report
• Internal sustainability site
• Central credit policy on sustainability
• Defence Industry Policy
• Performance indicators as part of business plans
• Intensification of stakeholder dialogue
• Development of purchasing policy
• Further research on Fortis-wide investment policy
• Fortis-wide Environmental Statement
• Alignment with international standards; endorsement of Equator Principles
• Development of sector policies
• Expansion of Fortis Foundations
	• Building on overall themes
	  • Sustainable supply chains
	  • Climate change
	  • Social inclusion
	• Continue embedding CSR in all parts of the organisation
	• Implementation of Carbon Neutrality Programme
	• Development and rollout of specific policies
	• Further expansion of Fortis Foundations
	• Formulation and implementation of Fortis Human Rights Statement
	• Strengthen stakeholder dialogue and communication
	• Development of sustainable products and services
	• Actively participate in international debate on CSR

"The Risk function has been empowered at the level of the Executive Committee as a clear sign of Fortis's commitment to strong risk management and to our controlled sustainable growth strategy. By aligning and optimally managing our risks and processes across Fortis, we will be able to improve efficiency, limit our earnings volatility and maximise shareholder value."

Karel De Boeck, Chief Risk Officer



The result is a total economic capital figure at company level that is significantly lower than the sum of the individual risks. In addition to this more general diversification, Fortis benefits from a netting effect across bank and insurance interest-rate risk due to the fundamental balance sheet differences between our banking and our insurance operations.

Breakdown

The graph represents the contribution of each risk to our total diversified economic capital. Consequently, risks such as 'insurance risk' contribute very little to the overall amount because they only correlate weakly with the other risks.

RARORAC

The Risk-Adjusted Return On Risk-Adjusted Capital (RARORAC) is a performance yardstick that establishes a consistent relationship between the risks and returns of Fortis's various activities. RARORAC is calculated by dividing the risk-weighted return by the economic capital. The risk-weighted return is itself determined on the basis of the result before divestments, with provisions for credit risks being replaced by estimated, cycle-neutral expected losses.

Economic capital by risk type
(after diversification, year-end 2006)


5.4%
5.4%
2.2%
0.1%
37.4%
2006
49.5%
Credit risk
Trading risk
Event risk
ALM risk
Business risk
Insurance risk

Return on economic capital

(in EUR billion)	Economic capital		RARORAC	
	2006	2005	**2006**	2005
Retail Banking	3.9	3.3	27%	26%
Merchant Banking	4.8	3.7	22%	22%
Commercial & Private Banking	2.7	2.5	23%	18%
Other Banking	1.2	1.4		
Total Banking	**12.6**	**10.9**	**22%**	**20%**
Insurance Belgium	1.5	1.5	35%	30%
Insurance Netherlands	1.6	1.9	36%	27%
Insurance International	0.6	0.6	33%	35%
Total Insurance	**3.7**	**4.1**	**35%**	**30%**
General	0.1	0.1	N.A.	N.A.
Total Fortis	**16.4**	**15.1**	**24%**	**22%**

A detailed explanation of risk management at Fortis is available in our 2006 Financial Statements.

request. Fortis Bank thus complies with the regulatory requirement to submit the request and application folder at least one year prior to applying AIRBA and AMA for regulatory purposes.

Subject to the approval of the regulator and in compliance with the European Directive, Fortis Bank, a holding company within the European Union, together with its subsidiaries will apply AIRBA and AMA on a unified basis and will thus meet the minimum requirements stated in the Directive.

Fortis Bank applies the same approach at all levels, whether stand-alone, sub-consolidated or consolidated.

Major inherent risks

Major inherent risks faced by Fortis can be broken down into the following categories:

Operational Risk is the risk of loss resulting from inadequate or failed internal processes or systems, human error, external events or changes in the competitive environment that damage the franchise or operating economics of a business. Fortis Bank did not experience any material operational losses in 2006.

Financial Risk encompasses three types of risk: credit risk, market risk and liquidity risk.

- Credit risk is the risk that a borrower or counterparty will no longer be able to repay their debt. Credit risk policies and management are implemented through dedicated credit channels that report to the Chief Risk Officer. Provisions for impairments amounted to EUR 2,455 million at the end of 2006, compared with EUR 2,634 million a year earlier. The change in impairments remained very low at EUR 172 million in 2006, as against EUR 207 million in 2005. The credit loss ratio – as a percentage of average credit risk-weighted commitments – also remained very low at 7 basis points, compared with 10 basis points in 2005 and an expected 25 to 30 basis points over the cycle.
- Market risk refers to the potential loss resulting from unfavourable market movements, which can arise from trading or holding positions in financial instruments. We at Fortis break down market risk into two categories, depending on the duration of the instruments covered: ALM risk and trading risk.
  ALM risk arises through the impact of changes in foreign exchange rates, yield curve shifts, spreads, real estate prices and equity prices on the value of net assets. One of the quantitative measures we apply is Value at Risk (VaR), which calculates the maximum potential structural loss for Fortis on a fair value basis. In 2006, the VaR moved between a maximum of 17.5% and a minimum of 16.2%, with an average of 16.9%.
  Trading risk arises in the trading portfolio due to changes in the market price of positions held in capital market instruments, including commodity securities. The VaR is a statistical estimate of the likely daily loss. The average traded VaR exposure for 2006 was EUR 24.8 million, compared with EUR 14.4 million in 2005.
- Liquidity risk is the risk that Fortis, though solvent, either does not have sufficient financial resources available to meet its obligations when they fall due, or can secure or sell its assets only at excessive cost.

Insurance Liability Risk refers to all underwriting risks in insurance activities, exclusive of any components that are driven by financial market considerations. We make a distinction between various types of risk in our Life, Accident & Health and Property & Casualty operations, as these are inherently different activities.

Economic capital

We have developed 'economic capital' as a consistent and comparable measure of risk across all risk types and geographies at Fortis. It serves as an indicator of Value at Risk (VaR) to a confidence interval of 99.97% and with a horizon of one year, which represents extreme events. The methodology is refined and improved on an ongoing basis.

The economic capital is calculated separately for each risk type per business. We then determine the total economic capital at business level, at banking/insurance level and for Fortis as a whole. The figures obtained in this way are used for a range of internal monitoring and management purposes.

Since it is extremely unlikely that all risks will become reality at the same moment, an allowance is made for diversification benefits when adding up the individual risks.

Did you know that Fortis... is a rising star in hedge fund services? We boast a global top 3 position as a provider of execution, financing and administration services to hedge funds and other institutional investors.

Strong risk management: an overview

As a financial services provider, Fortis devotes constant attention to every aspect of risk management. We have set up a strong risk governance and internal control framework to guide risk management activities across risk identification, measurement, monitoring, reporting and optimisation. The risk governance framework spans all banking and insurance activities worldwide.

Internal control

We at Fortis have a long-established culture of risk awareness and are firmly committed to making internal control an integral part of the way we conduct our operations.

One of our key goals is to upgrade our risk management processes so that we can provide better linkages with overall activities and further embed sound operational risk management and internal controls. To achieve this, we will invest in improving the efficiency of our customer and management processes and build further on the support of our legal, compliance and investigations functions across businesses and geographies.

Robust risk management organisation

Our risk organisation is composed of a Board-level risk committee, executive risk committees at company, business and country levels, one central risk department and decentralised risk mid-offices at business and country level.

Preparing for Basel II

In accordance with the European Capital Requirements Directive and the Belgian *Arrêté de la CBFA concernant le Réglement relatif aux fonds propres des établissements,* Fortis Bank has submitted to the Banking, Finance and Insurance Commission a formal request to apply the Advanced Internal Ratings Based Approach (AIRBA) to credit risk and the Advanced Measurement Approach (AMA) to operational risk for regulatory purposes as from 1 January 2008. An application folder accompanied the

Risk management organisation

Board of Directors	Senior Management	Business and country level
Risk and Capital Committee Helps the Board in understanding the risks Fortis runs, in overseeing that they are appropriately managed and in ensuring the adequacy of our capital. **Audit Committee** Reviews the quality and effectiveness of procedures and structures, accounting valuation, capital assessment procedures, and internal control system.	**Executive Committee** Sets policy, rules and limits, and ensures that they are implemented; takes steps to report, monitor, control and manage risks. **Risk Committee** Ensures the understanding of key risks; oversees consistency in approach across the company (bank, insurance and businesses); ensures that global issues are taken into account. **Central Risk Management** Ensures that Fortis maintains consistently high standards of risk management and raises executive management's awareness and understanding of risks being taken; encourages optimisation of the risk/return ratio and measures group-wide economic capital.	Each business manages its risks within the limits, policies and guidelines set by regulators and by Central Risk Management.

For more details on internal control, see pages 64-67 of this Annual Review.

"We will make the Fortis balance sheet sweat: we aim to increase the return on investments without changing our risk profile."

Jozef De Mey, Chief Investment Officer



Risk

The objective of the Risk function is to further optimise a Fortis-wide risk model and organisation. In 2007 we will focus our efforts on qualifying for Basel II Advanced Methodologies compliance and on gradually changing our credit risk mindset from a 'take and hold' approach to a disciplined 'risk/return and capital consumption-aware' approach while maintaining the low cost of credit risk. The Risk function includes Risk Management (see next chapter), Legal, Compliance & Investigations and Customer & Management Processes.

Strategy

The Strategy function drives the company's strategic process with a view to growing and protecting the asset value, reputation, competitiveness and sustainability of the Fortis brand and business internationally. This function includes Strategy, Investor Relations, Global Branding & Communications, Public Affairs, External Affairs and Corporate Social Responsibility.

Investments

Investments will start looking in 2007 at how we can profit from our investments at group level. As a bank and an insurer, we provide financial services in both sectors – and that requires a cross-sector view of our assets. This broad view will allow us to take a more systematic and dynamic approach to analysing investment potential, one which does not produce adverse risk effects. With an investment portfolio of around EUR 200 billion, this represents a solid opportunity.

One such opportunity is real estate. As the largest private real estate owner in Benelux, with a property portfolio of EUR 8 billion, we have a substantial opportunity to leverage our real estate expertise and our competences outside Benelux.



Satisfied customers are the best ambassadors

Commercial Banking hired an external market research agency in 2006 to conduct a customer satisfaction survey among Business Centre clients in ten European countries. The main finding was that business customers are very pleased with the services provided by Fortis. Their satisfaction primarily reflected our ability to meet their needs and the service offered by their relationship manager. Other surveys indicate that 90% of our Private Banking customers rate us good to excellent and that at least two thirds would recommend us to others.

"Strengthening our operating model by creating three client-centric businesses and five support functions should make us more efficient and help us to grow in a robust, sustainable and controlled manner."

Herman Verwilst, Deputy CEO and COO



Workforce (year-end, excluding non-consolidated companies, like insurance joint ventures)

Number of employees	2006	2005	2004
Belgium	24,225	23,908	25,048
Netherlands	13,487	13,540	15,619
Turkey	4,775	4,654	7
UK	3,633	3,746	1,072
Luxembourg	2,905	2,766	2,742
France	2,850	2,859	2,660
Poland	1,445	1,045	916
Germany	1,312	674	238
Other countries	5,115	3,896	2,544
Total	**59,747**	**57,088**	**50,846**

pursuing here between cross-border standardisation and local flexibility is a fine illustration of the 'think global, act local' principle.

Finance

Under the Chief Financial Officer (CFO), Finance monitors and reports on Fortis's financial performance. The CFO Office will focus on a number of areas in the years ahead. Firstly, it will invest in an efficient capital management approach and the skills to analyse risk/return parameters at the different businesses. And secondly, it will drive mergers and acquisitions and control post-merger integration, and will act as a link between different strategic and business units.

The CFO Office has proven to be an enabler of growth by providing management insight into the relative performance of the different activities, both company-wide and at each business. The input it provides is the basis for the strategic decision-making process in terms of organic versus non-organic investment.

Finance was also responsible for streamlining Fortis's legal structures, which has enhanced transparency and unlocked cost synergies. It created additional transparency by improving internal accounting and reporting practices, allowing Fortis to provide detailed information on its business activities in line with market expectations.

Meanwhile, Finance – together with Risk and Strategy – has developed the new capital model and raised the net profit growth target and risk/return hurdle, guiding Fortis in its pursuit of ambitious growth.

Finally, standardisation of best practices and lessons learned regarding post-merger integration will help facilitate the incorporation of acquired businesses into the Fortis operating model.

Did you know that Fortis... is a specialist in energy, commodities and transportation? We offer unmatched expertise in these client franchises, ranking us top 3 worldwide in commodities finance, top 10 in shipping finance and top 5 in the US energy business.

Support functions

As an international services provider, we need the support of a strong customer-facing organisational structure. In early 2007, we significantly strengthened the underlying operating model – in effect the engine that sits at the heart of everything we do – by regrouping the former six divisions into three client-focused businesses.

We created a set of functional 'enablers' to back the businesses, increasing our efficiency and ensuring robust, sustainable and controlled growth. The five support functions – Group Resources, Finance, Investments, Risk and Strategy – are each headed by a member of the Executive Committee. This enhanced operating model will allow us to better leverage our core competences, align resources and extract cross-border synergies. In short, it will enable us to operate at maximum efficiency and to add value for our customers at every level of the company.

Group Resources

Group Resources delivers Fortis-wide services under the Chief Operating Officer (COO). The function includes Technology, Operations & Process Services (TOPS), Human Resources and Facility & Purchasing. Its mission is to deliver customer-centric, cost-efficient, value-enhancing solutions that avoid duplication within the company and optimise resource usage.

With an eye to the new 2004–11 financial objectives, the Executive Committee decided to bring together two organisations that have made a considerable contribution to Fortis's excellent results in recent years. IST and Operations – together with Group Services – have been joined to form TOPS, which will greatly simplify a large number of processes. The merger reflects Fortis's strategy of cross-border growth: both entities service multiple businesses, deploying common systems via a shared interest structure, and based on an architecture that includes shared factories and structured operations. The creation of TOPS will allow resources to be pulled together to meet common objectives.

One such objective is Chorus, the shared service centre for securities transactions. Chorus uses Competence Centres in Luxembourg, Belgium and the Netherlands to process the securities of customers of different Fortis businesses, regardless of their country of residence. It does so while taking full account of country-related requirements like the 'duty of care' in the Netherlands, national privacy legislation, and Luxembourg banking secrecy.

The multi-year plan to set up a new Fortis IT system is another objective of this kind: designing, developing and maintaining a cost-efficient global IT architecture that fits business purposes, while integrating IT Security requirements at corporate level. This process is progressing and will facilitate work and collaboration on projects that are already up and running.

A third example of the enhanced opportunities provided by TOPS is CityPlan. This wide-ranging project arose from the need on the part of Fortis businesses for a coherent, global IT architecture, with processes and systems suitable for use worldwide, in order to offer customers efficient and flawless end-to-end solutions. The careful balance that Fortis is



Online banking with text-to-speech technology – a first for Belgium

Fortis has brought online banking to blind and partially sighted people in Belgium. Using a device called Digipass Comfort Voice, these customers now enjoy secure access to their accounts. Features include an extra-large display, oversized, tactile keys and text-to-speech technology. The first in Belgium to offer such a service, Fortis also ranks among the top three banks in the world providing online banking services to the visually impaired market.

Growth engines

Our years of experience in the energy, commodities and transport sectors have brought us in-depth knowledge and extensive expertise in these businesses.

We have identified energy trading as a key growth engine, one which should further boost our growth and revenue diversification.

Nowadays clients are adopting a strategic approach to the energy markets. This holds true not only for institutional investors, for which energy is an increasingly important asset class, but also for the corporate sector, where large industrials rely on energy for production purposes. Clients also want more advanced products and sophisticated services that require physical capabilities in the trade and marketing of energy.

That's why we acquired Cinergy Marketing & Trading – now Fortis Energy Marketing & Trading – in 2006. It adds a new dimension to our product suite, allowing clients to benefit from our structuring skills and our physical capabilities in transportation, storage, and marketing and trading.

Take renewable power projects, like wind farms. Fortis will now be able to finance North American clients involved in these projects at a lower cost of capital for them, as this acquisition allows us to structure such transactions more efficiently. Fortis Energy M&T's well-engineered infrastructure in North America, meanwhile, is the ideal platform to be replicated and adapted to the requirements of the physical power and natural gas markets in Europe.

"We believe that Fortis Energy Marketing & Trading is unique in its ability to provide a full-service marketing and trading offering across North America and a full range of banking solutions."

Waldo Abbot, CEO Fortis Americas



Top 3

We rank among the top 3 in oil and gas services in North America and are a global top 3 player in commodities. We boast a top 10 position worldwide in transportation.

€10 billion

Fortis Investments, our autonomous asset manager, is one of our growth engines. Net fund inflow continued to be strong for the second year in a row – EUR 10 billion in 2006.

€1 billion

We leverage our joint venture management expertise in insurance to enter new markets. In five years' time, we became the sixth largest insurer in China, with premium income of over EUR 1 billion.



Gross premiums

At Insurance International, total gross inflow at fully consolidated Life companies came to EUR 3,214 million, due to higher premium volumes in France and Luxembourg and lower volume in Portugal. The latter was caused by the decision to favour return over volume in the Portuguese unit-linked campaigns. The product structure is being reviewed, and newly developed open-ended unit-linked products will be added to the offering to boost inflows. Gross inflow at Life companies reported using the equity method (on a 100% basis) increased 12% to EUR 3,885 million. This rise was largely the result of excellent top-line growth in China, the incorporation of Malaysia National Insurance Holdings (MNIH) and further acceleration of growth of the banc-assurance channel in Thailand. Operating margin in Life improved by 59% to EUR 40 million.

Gross written premiums for the consolidated non-life companies grew to EUR 1,820 million, up 11% compared with 2005. This increase was driven primarily by growing sales in the UK thanks to the successful transfer of Age Concern clients to Fortis and higher volumes at Motor. Gross written premiums for Non-life companies reported using the equity method (on a 100% basis) advanced to EUR 439 million from EUR 236 million as a result of the acquisition of MNIH in Malaysia. Operating margin in Non-life slightly decreased to EUR 174 million.

Net profit

We had another excellent year, with net profit jumping 20% to EUR 243 million. This outstanding performance was fuelled by our life activities (where net profit soared 63% to EUR 85 million), driven by the Asian operations. Non-life net profit climbed 5% thanks to continued effective underwriting and sound risk management.

Accolades

Belgium

- Brokers Award for overall satisfaction (Belgian Non-life Insurance Awards, April 2006)
- Insurance Award for Fortis AG's 'Extra-legal pension for self-employed people' and 'Top Profit Planet Euro' low-risk investment fund (Belgian Life Insurance Awards, October 2006)

Netherlands

- Europeesche named 'Best Travel Insurance Company' in the Netherlands for the ninth year in a row (voting by peers at the 'Vakantiebeurs' trade fair in Utrecht, January 2007)
- Best Broker Satisfaction award for De Amersfoortse in group life performance; also ranked among top income insurers

International

- Fortis Luxembourg Vie: top of the Specialist Range over three years and over five years, and first for Asset Allocation Global Dynamic Funds over three years (Standard & Poor's Fund Awards Belgium, March 2006)
- Fortis Corporate Insurance was rated A (strong) by Standard & Poor's
- Fortis Insurance Ltd. (UK): Motor Insurer of the Year, for the fifth time in the last six years, and Commercial Lines Insurer of the Year (*Insurance Times* Awards, December 2006). Api (strong) rating affirmed by Standard & Poor's

Our insurance joint ventures

Country		Fortis stake	Market positions	Started in
India	Joint venture of Fortis, Industrial Development Bank of India and Federal Bank	26%		2007
Portugal	Millenniumbcp Fortis	51%	No. 1 (22% market share) with access to large Millennium BCP bank network	January 2005
Thailand	Muang Thai-Fortis	40%	No. 6 life insurer (5.9% market share)	June 2004
China	Taiping Life	24.9%	No. 6 life insurer (2.8% market share)	December 2001
Malaysia	Mayban Fortis	30%	No. 3 in life; no. 1 in non-life; no. 1 in Takaful (Islamic insurance); access to Maybank's extensive network	February 2001, followed by the acquisition of 98.84% of MNIH in March 2006
Spain	CaiFor	Life 40% Non-life 60%	Market leader with access to large "la Caixa" network	December 1992

Gross premiums
In 2006, Insurance Netherlands continued to balance top-line growth with sound new business margins while investing in bank and tied-agent distribution models. Gross inflow at Life rose by 30% to EUR 3,437 million in this competitive market, primarily due to an exceptionally large group life co-assurance contract of EUR 710 million in the fourth quarter. Excluding this contract, total gross inflow climbed by 3%. Individual life premiums in traditional and unit-linked products grew by 6%.

New regular premiums increased by 8% to EUR 195 million. Our growth strategy is proving to be successful, with the emphasis on bancassurance causing annual premium equivalent (APE) in this segment to soar by 37%. Excellent growth of 80% was realised in the production of mortgage-related life insurance products, supported by the introduction of a new, innovative product in the mortgages segment specially designed for first-time homeowners with bright career prospects.

Non-life gross written premiums came to EUR 1,943 million, virtually equal to the 2005 figure despite substantially lower premiums in medical expenses. The Dutch health insurance system was privatised in 2006, creating fierce pricing competition in medical expenses. We decided to include medical expenses in our integrated Accident & Health product offering and not to compete in the price war. Excluding medical expenses, gross written premiums rose by 3%.

Operating margin
Our focus at Life was on profitable premium growth and higher investment income.

At Non-life, the operating margin improved by 12% to EUR 281 million and the combined ratio remained low at 90.6% (2005: 92.2%). These good results were predominantly driven by an enhanced performance of the Accident & Health portfolio, lowering the claims ratio to 58.6% (2005: 62.4%). We succeeded at reducing sickness leave periods of insured employees, thereby improving this segment's profitability. Despite a negative one-off influence, the Motor claims ratio in 2006 improved to 58.0% (2005: 58.7%). The selective underwriting process we have implemented in the past few years and controlled cost growth also contributed to favourable results at Non-life.

Net profit
Our net profit for the year came to EUR 624 million, up 17% compared with the good result in 2005. This solid performance was driven by an excellent combined ratio for Non-life, a robust performance at Life, tight cost control and lower average taxes.

Insurance International results

(in EUR million)	**2006**	2005	change
Gross inflow			
• Life	3,214	3,566	-10%
• Non-life	1,820	1,642	11%
Operating costs	(411)	(353)	17%
Technical result			
• Life	38	0	*
• Non-life	172	175	-2%
Operating margin			
• Life	40	25	59%
• Non-life	174	181	-4%
Profit before taxation	343	296	16%
Income tax expense	(70)	(69)	1%
Minority interests	30	24	25%
Net profit	243	203	20%
Operating leverage	-4.8%	31.6%	
Value added by new life business	84	91	-8%
Combined ratio:			
• Property & Casualty	101%	101%	
• Accident & Health	95%	97%	
• Total Non-life	100%	100%	

Life (in EUR million)



1,222
3,566
3,214
-10%
(20)
25
40
+59%
31
52
85
+63%
Gross inflow
Operating margin
Net profit

Non-life (in EUR million)



1,424
1,642
1,820
+11%
94
181
174
-4%
98
151
158
+5%
Gross inflow
Operating margin
Net profit

□ 2004 ■ 2005 ■ 2006

Accident & Health turned in a strong performance, with premium income advancing by 11% to EUR 367 million thanks to large group health contracts. Growth of 11% at Fire – which ended the year with inflow of EUR 400 million – was largely due to the introduction of compulsory natural disaster cover. Excluding this factor, underlying growth in this segment was 5%.

Non-life business distributed through the banking channel increased by 10% to EUR 212 million. We see further growth potential here through the cross-selling of relatively standardised non-life products to the bank customer base. Property & Casualty business sold through the broker channel grew by 7%, coming in at EUR 1,057 million.

Operating margin

The technical result at Life decreased by 19% to EUR 324 million, due to the introduction of the previously mentioned result-related commission, which was only partly offset by a gain related to the completion of a real estate development project. Excluding the internal commission paid to Retail Banking, the technical result remained stable compared with last year. Higher allocated capital gains brought the operating margin to EUR 456 million, down 5% on the previous year. Excluding the result-related commission, the operating margin grew by 11%.

The technical result at Non-life decreased by 7% to EUR 129 million, chiefly due to the result-related commission. Other elements that had a minor negative impact on the technical result were lower positive run-offs from previous underwriting years, reserve strengthening in disability insurance, and higher costs related to the integration and to volume growth. The operating margin reached EUR 151 million, an increase of 5%.

The combined ratio stood at 99.0%, up from 97.1% in 2005. Excluding Workers' Compensation, the combined ratio was 96.3% (94.9% in 2005). The current underwriting year claims ratio, excluding Workers' Compensation, was 62.7%, lower than the 2005 claims ratio of 63.5%, indicating that the quality of the policies in force remains high. Non-life's current profitability is at a sustainable level.

Net profit

Net profit at Insurance Belgium rose sharply to EUR 553 million, climbing 13% compared with 2005 despite the EUR 83 million result-related commission paid to Retail Banking, introduced in 2006. This amount was amply offset by higher net capital gains and a lower tax rate (due to the capital gains mix).

Insurance Netherlands results

(in EUR million)	**2006**	2005	change
Gross inflow			
• Life	3,437	2,635	30%
• Non-life	1,943	1,969	-1%
Operating costs	(553)	(556)	-1%
Technical result			
• Life	276	293	-6%
• Non-life	272	223	22%
Operating margin			
• Life	315	355	-11%
• Non-life	281	251	12%
Profit before taxation	810	751	8%
Income tax expense	(179)	(214)	-16%
Minority interests	7	3	*
Net profit	624	534	17%
Operating leverage	-0.6%	6.9%	
Value added by new life business	50	45	9%
Combined ratio:			
• Property & Casualty	98%	95%	
• Accident & Health	83%	89%	
• Total Non-life	91%	92%	

Life (in EUR million)



+30%
2,542
2,635
3,437
-11%
320
355
315
+33%
320
304
405
Gross inflow
Operating margin
Net profit

Non-life (in EUR million)



-1%
2,038
1,969
1,943
+12%
175
251
281
-5%
129
230
219
Gross inflow
Operating margin
Net profit

□ 2004 ■ 2005 ■ 2006

Financial performance

Insurance Belgium results

(in EUR million)	**2006**	2005	change
Gross inflow			
• Life	5,474	5,280	4%
• Non-life	1,270	1,164	9%
Operating costs	(378)	(348)	9%
Technical result			
• Life	324	398	-19%
• Non-life	129	139	-7%
Operating margin			
• Life	456	478	-5%
• Non-life	151	144	5%
Profit before taxation	698	685	2%
Income tax expense	(141)	(190)	-26%
Minority interests	4	7	-43%
Net profit	553	488	13%
Operating leverage	-7.0%	7.5%	
Value added by new life business	189	164	15%
Combined ratio:			
• Property & Casualty	96%	95%	
• Accident & Health	107%	103%	
• Total Non-life	99%	97%	

Life (in EUR million)



+4%
4,299
5,280
5,474
-5%
405
478
456
+11%
359
392
434
Gross inflow
Operating margin
Net profit

Non-life (in EUR million)



+9%
1,100
1,164
1,270
+5%
143
144
151
+24%
118
96
119
Gross inflow
Operating margin
Net profit
2004
2005
2006

Gross premiums

At Insurance Belgium, gross inflow at Life climbed 4% to EUR 5,474 million. Total inflow can be broken down into EUR 4,570 million in individual life insurance, representing 83% of total inflow, and EUR 904 million in group life. Annual Premium Equivalent (APE) increased to EUR 511 million, 3% higher than in 2005. APEs of individual unit-linked business grew by 18% and remained stable in individual traditional life. Group life APE fell by 11% compared with last year. Assets under management went up 9% to EUR 38.5 billion at the end of 2006.

Individual life insurance inflow amounted to EUR 4,570 million, up 4% from the previous year. This growth rate is in sharp contrast to a decline in inflow experienced by the Belgian individual life insurance market in 2006. According to Assuralia's latest estimates, the total individual life market in Belgium contracted by 22% in 2006. Anticipation of a 1.1% premium tax on most individual life insurance contracts, introduced in 2006, caused inflow in the market in the final quarter of 2005 to soar, consequently depressing inflow in 2006. Insurance Belgium bucked this market trend, recording higher inflow in 2006 than in 2005.

Total individual life inflow through the bank channel increased by 2% to EUR 3,103 million, EUR 145 million of which was sold through Banque de La Poste. New products introduced in 2005 and 2006, such as Target Invest Plan and Planning for Pension, represented 20% of total bank channel inflow. The broker channel accounted for EUR 1,467 million, up 10% compared to 2005.

Group life insurance inflow rose 1.5% to EUR 904 million. According to recent Assuralia estimates, the Belgian group life market expanded by only 0.5% in 2006. Insurance Belgium's performance in this segment was mainly driven by second-pillar insurance, which recorded year-on-year growth of 8%. With a market share of 22%, Insurance Belgium remains the undisputed leader in group life second-pillar insurance. Despite sluggish growth of the group life market in 2006, we are confident about this business's strong long-term growth potential.

Gross written premiums at Non-life advanced by a robust 9% to EUR 1,270 million. Our growth rate more than doubled that of the market which, according to Assuralia's latest statistics, expanded by just over 4% in 2006.

Europe

2006 Operational highlights

Our insurance activities in the UK made good progress in penetrating the affinity group market thanks to a number of deals. We were voted Commercial Lines Insurer of the Year for the first time and Motor Insurer of the Year at the *Insurance Times* annual industry awards in December, for the fifth time in six years.

In Portugal, Millenniumbcp Fortis launched several successful promotional campaigns for health and life products, favouring return over volumes. It also launched a plan to innovate its product offering, benefiting from knowledge gained from other parts of Fortis.

In Spain, CaiFor outperformed its 2005 results in individual life-risk and health products, underpinned by intensive promotional campaigns.

Fortis Assurances Luxembourg again posted excellent growth in its Freedom of Services products, further expanding its third-party networks (i.e. private banks and family advisors) and thereby improving diversification both from a geographic and a distribution perspective.

Higher sales volumes at Fortis Assurances France were primarily the result of improved productivity of the direct sales force and the introduction of a new set of products. Fortis Assurances France now underwrites the new production of Fortis Banque France.

Fortis acquired a German life insurer, now named Fortis Deutschland Lebensversicherungen AG. The acquisition gives us a platform in one of the largest life insurance markets in Europe and supports our expansion in consumer finance in Germany.

Fortis is now active in life insurance in Russia and Ukraine. In Russia, we launched a start-up based in Moscow. In Ukraine, we acquired Etalon Life.

2007 Focus

- Further bolster our position in existing markets
- Develop recently entered markets
- Selectively expand into new product/market combinations
- Develop new and innovative unit-linked products and packaging of non-life products (e.g. in Portugal)
- Further increase sales in collaboration with Fortis's banking business
- Improve sales force in France

Asia

2006 Operational highlights

Taiping Life, which has a nationwide licence in China, further increased its sales, resulting in gross written premiums of more than EUR 1 billion for the first time. A new deferred annuity product and a universal life product developed specially for the bancassurance channel continued to perform well. Taiping Life raised its market share to 2.8% and bolstered its position as the sixth largest life insurance company in China. It is developing a robust multi-channel distribution platform and had over 23,500 agents and more than a dozen bank distribution agreements at year-end. Fortis is actively involved in all aspects of Taiping Life's development through its board and management participation.

Mayban Fortis in Malaysia improved its financial performance compared with 2005. It started out the year by acquiring Malaysia National Insurance Holdings (MNIH). This transaction transforms Mayban Fortis from a predominantly banc-assurance player into a multi-channel insurer with a leading position in Malaysia's life, non-life and Takaful (Islamic) insurance markets. The post-merger integration of MNIH is well on track. Fortis increased its senior management representation and participated in the integration process.

Muang Thai-Fortis in Thailand strengthened its market position, now ranking sixth largest insurance company with a relative market share of 5.9% (up from 4.9% in 2005). Bancassurance distribution through Kasikorn Bank increased further, as did distribution through the agency channel.

Fortis signed a joint venture agreement with Industrial and Development Bank of India (IDBI) and Federal Bank to establish a new life insurance company in India. This company – of which IDBI will initially own 48%, Federal Bank 26% and Fortis 26% – will offer a full range of life insurance and long-term savings products. The company plans to pursue a full multi-channel distribution strategy.

2007 Focus

- Further bolster our position in existing markets
- Develop recently entered markets
- Selectively expand into new product/market combinations
- Establish insurance operations in India and roll out product distribution
- Leverage Fortis's product development expertise
- Strengthen management positions

Belgium

2006 Operational highlights

Fortis Insurance Belgium was created from the merger of Fortis AG and FB Insurance in June. Although the integration is not yet completed, Fortis is successfully gaining market share in all major product classes. Cost and revenue synergies of the merger will start to become apparent in 2007.

Today, one in three Belgians is an Insurance Belgium client – and this number can grow even higher thanks to the perfect fit between our broker and banking distribution channels. Each network has its own distinctive nature with its own strengths.

We constantly invest in high service standards, for which we have gained recognition from the market. For the fourth year in a row, we were voted best insurer in the Belgian market in an independent ICMA survey of over 600 insurance brokers.

We regained leadership in the individual life market, thanks to new product initiatives, a sound performance, cross-selling activities and reinforced sales support. Group Life was under pressure due to market circumstances, but our Health Care division achieved vigorous growth.

Two non-life insurance concepts have set new all-time records: Familis, with 330,000 clients, and Modulis, with 52,000. Familis allows families to combine all of their insurance policies under a single account and pay monthly premiums at no extra cost. Modulis provides insurance to SMEs, the self-employed and professionals, and allows clients to combine several different policies according to their wishes.

2007 Focus

- Increase customer satisfaction and loyalty at Life by offering a complete product range adapted to the needs of the different segments and in line with the life cycle
- Regularly propose new non-life product 'packs', tailor-made products supplementing the basic contract and fulfilling specific consumer needs
- Realise profitable growth and maintain leadership in life market through integrated cross-selling, enlarged distribution and focus on unit-linked products and SMEs
- In the banking channel, build on organisation based on one-stop shopping principle
- In Employee Benefits, focus on retention of large clients (through pan-European solutions) and profitability.
- Enhance distribution capacity in collaboration with Merchant & Private Banking

Netherlands

2006 Operational highlights

Insurance Netherlands continued to improve its strong commercial performance in this competitive market.

Following the successful integration in 2005, we actively pursued our strategy of profitable growth, with an emphasis on bancassurance. Dedicated teams aligned marketing campaigns and product offerings at Fortis Bank in the Netherlands to improve sales of regular premium and risk products.

Within Fortis ASR, we brought together all pension activities – a key growth driver – in a new organisation which handles administration and product development. This move will set the stage for further improvements in our pension product offering and should yield increasing economies of scale.

Disability and sickness leave products are another focal point of our growth strategy. Fortis introduced a new disability product that enables brokers to offer employers a favourable disability package.

To further penetrate the property and casualty business segment, Fortis ASR introduced a new customer-friendly package that brings together several products.

Fortis Verzekeringen Nederland, one of the biggest institutional investors in the Netherlands, acquired 100% of the shares of William Properties, a leading independent Dutch real estate developer. This transaction will help us to operate efficiently in the rapidly consolidating Dutch real estate development market.

2007 Focus

- Strengthen focus on changing consumer needs
- Innovate life and non-life products/solutions by addressing trends such as ease of use and the need for transparency
- Strengthen real estate development and third-party real estate asset management activities
- Diversify distribution mix
- Strengthen performance by increasing penetration of large intermediaries and heightening focus on the growing group life/pension market
- Introduce Belgian and Portuguese bancassurance best practices
- Export Dutch integration skills to other countries

"Building on our leadership position in Benelux, our strong insurance skills and our distribution know-how, we will selectively enter new markets via multiple entry strategies."

Peer van Harten, CEO Insurance



Key performance indicators

		Target for 2004-09 (CAGR)	2004-06 performance		Target for 2006-11 (CAGR)
Gross inflow Life	Insurance Belgium	7-9%	✓	13%	10-13%
	Insurance Netherlands	2-4%	✓	16%	
	Insurance International	15-20%	✓	62%	
Gross written premiums Non-life	Insurance Belgium	6-8%	✓	8%	8-11%
	Insurance Netherlands	4-6%	✗	-4%	
	Insurance International	5-10%	✓	13%	
Operating costs	Insurance Belgium	2-2.5%	✗	5%	
	Insurance Netherlands	0%	✗	4%	
	Insurance International	12-15%	✗	28%	
Net profit	Insurance Belgium	4-6%	✓	8%	>9%
	Insurance Netherlands	4-6%	✓	18%	
	Insurance International	15-20%	✓	38%	

Employees (in FTEs, x 1,000)



15
10
5
0
5.2
4.8
3.0
5.0
4.7
3.4
5.2
4.2
3.7
2004
2005
2006
Insurance Belgium
Insurance Netherlands
Insurance International

Benelux

2006 Operational highlights

Fortis Corporate Insurance, the leading non-life insurer in the Benelux for medium-sized and large businesses, continued to implement its business volume in specific market segments, leveraging existing product and underwriting expertise. Examples are the expansion into yachts and shipyards and into associations of homeowners, as well as the introduction of a new product for tour operators.

FCI has been awarded an A (strong) rating by Standard & Poor's, with a stable outlook. Fitch Ratings reconfirmed its A+ (strong) rating. This clearly reflects FCI's robust performance in recent years.

2007 Focus

- Expand to adjacent geographies
- Further improve quality of service
- Strengthen leadership position

Insurance

Ambition

We aim to be the preferred supplier of insurance and savings products to our customers. Drawing on the skills and expertise of local insurance companies in Europe and beyond, we pursue a multi-channel distribution strategy aimed at growing our insurance activities, both organically and through acquisitions. At the same time, we will continue to maintain tight risk control and cost awareness, investing in those projects we believe will accelerate our growth.

Business profile

Fortis is a prominent player in Europe's insurance market, in which we enjoy a top ten position. We stand out by virtue of our market leadership in the Benelux countries and our strong positions in the bancassurance and broker channels. We leverage our existing skills in distribution, operations and products from our home markets in the Benelux region and have established leading positions in selected European and Asian markets. Our top-line growth in recent years has given us attractive new business margins in life and a good combined ratio in non-life.

Business strategy

We aim to create revenue synergies by leveraging our proven skills across borders and across businesses. At the same time, we want to achieve economies of scale in local markets and to share best practices within our organisation. To this end, we have brought all our insurance businesses under the leadership of one CEO and have created an organisational structure to support the sharing of best practices, skills and expertise across borders. We will continue to adapt our product portfolio and our multi-distribution strategy to changing customer needs and aim to capitalise on the multi-local character of the insurance sector. Finally, we will continue to invest in selected new markets in Europe and in Asia.

In Belgium, we want to strengthen our market leadership position by exploiting our multiple distribution channels, focusing on innovation and pursuing profitable growth. In our life insurance business, the goal is to achieve growth of written premiums *and* of assets under management. In Property & Casualty, meanwhile, the objective is to gain market share in both the retail and SME client segments. For the latter, we will continue to develop business between the bank and the broker channels.

In the Netherlands, following a period of integration we have turned our strategic focus to achieving profitable top-line growth and boosting market share. Integration has enabled us to bolster our market position. At the same time, though, we are coping with a lot of new regulations and stricter supervision, a more critical attitude among stakeholders towards the insurance industry, stiffer competition and changing customer preferences and purchasing behaviour.

In the rest of the world, we have successfully entered new markets and have strengthened our existing positions, both organically and through acquisitions. As a result, we have seen impressive revenue and profit growth in Asia and in several markets in Europe. We are focusing on transferring skills throughout the company, promoting product innovation and improving distribution methods, where possible based on existing knowledge and expertise within the organisation.

Did you know that Fortis... is a top provider of accident and health insurance?
We boast unique expertise in this area and in the disability market in the Netherlands.

---

to customers generated healthy 8% volume growth across all countries. On the deposit side, the rise in short-term rates adversely affected margins and the product mix in the second half of the year. This was made good by volume growth.

A similar pattern emerged at Private Banking, where net interest income advanced 15% to EUR 233 million in 2006.

Net interest income at Specialised Financial Services went up 28% to EUR 212 million, with all sub-businesses contributing to growth. This result was driven by strong commercial developments (illustrated by 22% organic growth in the leasing portfolio), acquisitions and lower hedging and funding costs at Trust.

Net commissions and fees climbed 20% to EUR 843 million in 2006; 11% was organic. The Dryden Wealth Management and Atradius Factoring acquisitions contributed to this strong performance.

Expenses

Total expenses went up 16% to EUR 1,500 million in 2006. Organically, cost growth remained contained at 6% despite investments in the expansion of the Commercial & Private Banking network.

Staff expenses increased organically by 3%, while the number of FTEs grew by 7%. Commercial & Private Banking employed a total of 8,024 FTEs at the end of 2006, representing 31% growth.

Other operating charges climbed 35% in 2006, with organic growth accounting for 22%. Nearly half of the increase in organic cost growth was due to higher external staff, training and consultancy expenses, about one third was due to one-off factors, and the remainder came from intensified marketing, advertising and public relations efforts.

Net profit

Net profit for 2006 clocked in at EUR 671 million, up 46% on 2005.

Funds under management

Funds under management hit a record EUR 79 billion in 2006, 13% higher than in 2005. Ongoing efforts to expand the Private Banking network combined with successful cooperation with Commercial Banking and Fortis Intertrust resulted in a net inflow of EUR 7 billion in 2006. Referrals from Commercial Banking more than doubled, yielding EUR 1.5 billion in net inflow. Thanks to Private Banking's international strategy, more than half of net inflow is now generated outside the Benelux region, with 27% of new money coming from Asia and 26% from Europe (outside Benelux).

Accolades

- Outstanding Business Private Bank for 2006 (*Private Banker International*, September 2006, offering a fair and objective measure of the 'best of breed' in the global private banking business)
- Commercial Bank of the Year for 2006 (annual survey by leading Dutch financial daily *Het Financieele Dagblad*, questioning 5,000 companies with turnover in excess of EUR 10 million)
- Fortis's private banking business ranked 15th among the best global private bankers. We were also placed in the top three for philanthropy services on a worldwide basis, for specialised services to entrepreneurs and artists and entertainers in Western Europe, and for customer services in the Middle East (*Euromoney*, January 2007)
- Shipping Financier of the Year (*Lloyd's List Greek Shipping Awards*, December 2006)
- Best senior corporate bond of the year: Belgacom's EUR 1.65 billion bond issuance (*EuroWeek*, January 2007)
- Best Benelux equity research team for small and mid-cap companies (*Thomson Extel Survey*, June 2006)
- Overall Deal of the Year for the first securitisation of aircraft engines (*Air Finance Journal*, March 2006)
- Best Soft Commodity Finance Bank (*Trade and Forfaiting Review Magazine*, October 2006)
- Best Foreign Exchange Bank in Belgium (*Global Finance*, January 2007)

Did you know that Fortis... excels in multi-channel distribution? We take an integrated approach to managing our offering of banking and insurance products and services, which are distributed via bank branches, insurance brokers, agents, post offices, credit shops, phone, self-banking terminals and online.

Merchant Banking (in EUR million)



3,000
2,000
1,000
0
+18%
2,415
2,860
+8%
1,326
1,429
+34%
467
1,007
1,348
Net revenues
Expenses
Net profit
2004
2005
2006

Net interest income on interest-margin products increased 13% to EUR 796 million in 2006, as higher volumes more than offset lending margin pressure. Commercial loans went up 24% to EUR 56 billion compared with the end of 2005, with growth stemming mainly from ECT activities, real estate, retail and services sectors and from Institutional Banking. Net interest income also benefited from interest-related income on several deals we concluded in the metals, shipping, energy and chemicals sectors. Global Securities & Funds Solutions recorded a sharp rise in net interest income on the back of its clients' portfolio growth and high turnover.

Net commissions and fees went up 22% to EUR 561 million thanks to robust client activity and higher cross-selling results. Assets under custody (up 18% to EUR 313 billion) and assets under administration (up 42% to USD 123 billion) both posted strong volume growth. Capital gains on the investment portfolio came to EUR 83 million (down 25%).

Treasury and financial markets income grew by 32% to EUR 1,045 million in 2006, supported by vigorous client activity and buoyant capital markets. Securities lending and arbitrage activities contributed EUR 313 million to this revenue line, thanks to higher trade volumes and the negotiation of exclusive rights with large institutional investors.

Expenses

Our total expenses increased 8% to EUR 1,429 million in 2006, resulting in a solid 11% operating leverage. More than 70% of this rise was due to staff hiring. Non-staff expenses grew by 4% over the year, due to integration costs and higher IT investment aimed at supporting future growth. The cost/income ratio ended up at a low 52%, a 5% improvement on last year.

Net profit

Net profit soared 34% to EUR 1,348 million in 2006.

Commercial & Private Banking results

(in EUR million)	**2006**	2005	change
Total income, net of interest expense	2,502	2,088	20%
Change in impairments	(137)	(153)	-10%
Net revenues	2,365	1,935	22%
Expenses	(1,500)	(1,289)	16%
Profit before taxation and minority interests	865	646	34%
Income tax expense	(194)	(186)	4%
Minority interests	0	0	
Net profit	671	460	46%
Cost/income ratio	60.0%	61.7%	
RARORAC	23%	18%	
Operating leverage	3.5%	-2.3%	
Funds under management (in EUR billion, year-end)	79.0	69.8	13%

Commercial & Private Banking (in EUR million)



3,000
2,000
1,000
0
+22%
1,935
2,365
+16%
1,289
1,500
491
460
+46%
671
Net revenues
Expenses
Net profit
2004
2005
2006

Revenues

Total income at Commercial & Private Banking grew by 20% to EUR 2,502 million; 15% was organic growth, stemming from a sharp rise in net interest income (up 15%), net commissions and fees (up 20%) and stronger allocated ALM results. With organic cost growth of 6%, organic operating leverage stood at 9%.

Net interest income at Commercial Banking increased 12% to EUR 745 million, EUR 29 million of which stemmed from the Turkish operations. Credits and deposits contributed equally to the organic growth of net interest income. Loans

Going the extra mile in sponsorship

When it comes to supporting people who are passionate about sports or culture, we at Fortis really go the extra mile. That's why we sponsor international sporting events like the Fortis Championships Luxembourg (tennis), the Fortis Turkish Cup (football) and the Fortis Marathon Rotterdam. We also put our weight behind the Feyenoord and RSC Anderlecht football clubs. And we enthusiastically support several cultural events, like the Couleur Café festival in Brussels, the Fortis Circus Theater in Scheveningen and, in 2006, the Rembrandt exhibition in London.


FINISH
FORTIS MARATHON
ROTTERDAM
FINISH
FORTIS · FORTIS
Sportwereld
adidas
RICOH

Financial performance

Business environment

The economic environment in 2006 was marked by several important trends, initiated in part in the previous year, but with potential changes looming ahead. First, movements in both long- and short-term interest rates caused the yield curve to flatten further, and even to invert in some currencies. The credit environment remained benign most of the year, although there are signs that the situation could worsen. Second, credit spreads remain at historic lows, but this too could change in the near future. And third, the euro-US dollar exchange rate strengthened moderately, rising from levels of around EUR 1.20 in the early months of the year to a range of EUR 1.25 – EUR 1.30 for most of the remainder of the year. The fact that export growth accelerated at these levels in 2006 suggests that European industries remained competitive. Crude oil prices soared in the first half of the year, peaking at USD 79 a barrel (Brent) in early August, but subsequently came down sharply, ending the year at USD 60 a barrel. Although the fundamentals of the oil industry have not materially changed, lower demand and an unseasonably warm autumn in both Europe and North America pushed prices lower.

Industry burn rates remain very low, in particular for medium-sized corporates (Fortis's Commercial Banking segment). This, however, is exerting further spread pressure on credits. The only way we can counteract this development is by continuing to offer value-added products to these customers.

Lastly, the high-net-worth-individual customer segment displayed a shift in terms of the origin of its wealth, with a significant – and increasing – number of affluent individuals coming from the entrepreneur segment. The industry continues to shift, too, from a pure investment-oriented approach to a comprehensive wealth management approach, covering all aspects of private wealth.

Revenues

Total revenues at Merchant Banking advanced 19% to EUR 2,744 million. Our fast-growing niches such as Energy, Commodities & Transportation (ECT), Structured Products and Securities Financing became increasingly important growth engines in 2006 and now represent more than 50% of total income. ECT generated 19% of total income.

Merchant Banking results

(in EUR million)	**2006**	2005	change
Total income, net of interest expense	2,744	2,308	19%
Change in impairments	116	107	8%
Net revenues	2,860	2,415	18%
Expenses	(1,429)	(1,326)	8%
Profit before taxation and minority interests	1,431	1,089	31%
Income tax expense	(78)	(76)	3%
Minority interests	5	6	-17%
Net profit	1,348	1,007	34%
Cost/income ratio	52.1%	57.5%	
RARORAC	22%	22%	
Operating leverage	11.1%	26.2%	

Investment Banking

offers a wide variety of financial services, including corporate finance, structured finance and private equity. It provides integrated financial solutions in the fields of export and project finance, acquisition and leveraged finance, real estate finance and principal finance (primarily targeting transportation group companies).

2006 Operational highlights

Private Equity continued to witness healthy growth of its investment portfolio and now manages diversified assets in excess of EUR 1.4 billion. Noteworthy transactions include Studio 100 (Belgium), Panavi (France) and El Derecho (Spain).

Acquisition & Leveraged Finance further expanded its international presence by opening offices in Germany and Italy. It played a leading role in transactions involving companies like Tommy Hilfiger, E-Dreams (Spain) and ABX LOGISTICS (Belgium).

Export & Project Finance saw vigorous growth of its infrastructure finance business and public private partnerships, partly fuelled by robust market growth in a number of European and North American countries. It also experienced healthy development of project finance in sectors such as liquefied natural gas, petrochemicals and mining, taking on several arranging roles.

The principal finance portfolio generated outstanding returns, further extending its customer and asset base (e.g. aircraft).

2007 Focus

- Further increase direct and fund of funds activity in Europe and selectively in the US and Asia
- Expand full corporate finance services in Europe and in the US and Asia, based on our global activities
- Create an integrated real estate finance unit
- Increase private equity activities in the energy, commodities and transportation sectors
- Further improve global market coverage in export and project finance by reinforcing the international network and setting up new operational entities in countries such as Japan, China and Brazil

Specialised Financial Services

consists of leasing, commercial finance, global trade services, cash management, trust and corporate services. This business line is made up of separate entities with different distribution channels and client bases.

2006 Operational highlights

Fortis Lease strengthened its European presence by making some important acquisitions. It bought Dreieck Industrie Leasing in Switzerland, Innotrade Leasing Rt. and Takleasing Rt. (both in Hungary), and Global Finance & Leasing in Romania. At the end of 2006 Fortis Lease announced it would acquire Captive Finance Limited, giving it a noteworthy presence in seven new countries in Europe and Asia, and bringing its presence to a total of 22 countries. Fortis Lease now ranks among the European top 5 for cross-border leasing.

Fortis Commercial Finance acquired 4 Faktor in Poland, a specialist serving companies in the manufacturing, trade and construction sectors. With the successful integration of Atradius factoring, FCF reinforced its presence in France, Germany and Italy and entered two new countries (Denmark and Sweden). At the end of 2006, FCF signed a cooperation agreement with the Intermarket Bank Group, which will provide FCF with an additional client base in Europe. Fortis Commercial Finance now ranks among the top 6 worldwide and is present in 20 countries.

In May, MeesPierson Intertrust was rebranded into Fortis Intertrust as part of Fortis's global brand strategy designed to bring together all Fortis businesses under one name. Fortis Intertrust consolidated its worldwide leading position across 24 countries in trust and corporate services and strengthened its position in specific niches such as carbon management and securitisation services.

Global Trade Services has expanded its European Documentary Centre, the centralised back-office unit in Brussels responsible for processing documentary credits and collections, to include Scandinavia and Eastern European countries. The kick-off for Turkey has also taken place, giving EDC pan-European coverage. GTS has grown its sales teams across Europe by 30%, offering its services to corporates, mid-sized companies and retail customers across all regions.

2007 Focus

- Further build leadership positions regionally and globally
- Further expand own and third-party distribution and cross-selling
- Broaden new contributions of products/services
- Focus on service excellence and efficiency in operations

Non-performing loans as % of outstanding loans



5
4
3
2
1
0
4.3
3.9
0.6
3.2
2004
2005
2006
Merchant Banking
Commercial & Private Banking

Net profit per FTE at Merchant Banking (in EUR, x1,000)



300
240
180
120
60
0
122
248
287
2004
2005
2006

Product-segmented business lines

Global Markets

performs all trading, sales and research activities.

2006 Operational highlights

Global Markets had an outstanding year across the board.

We have brought all our online products and services for professional clients under a single client portal. ForPro gives clients easy access to research, new issue information and market data, as well as to quantitative tools and web applications for cash management, global markets and commodity financing.

The Credit Derivatives team and Fortis Investments joined forces to conclude the Gauguin CDO deal. This innovative response to tight spreads in the current credit market was sold to more than 20 investors in nine countries, marking an extraordinary achievement.

In securitisation, Fortis has become number one in Benelux and number ten in euro-denominated asset-backed securities. We confirmed our number one position in equity brokerage in the Benelux region.

2007 Focus

- Leverage trading skills to increase client-related business
- Focus on structured products and derivatives across all asset classes
- Create strong debt and equity capital markets units
- Expand securities finance and energy and commodity trading and take to top of league
- Redeploy Global Markets activities in Asia

Clearing, Funds & Custody

offers high-value financial services in custody, clearing and fund administration that support the trading and investment activities of financial professionals.

2006 Operational highlights

The merger of Fortis Clearing Chicago and O'Connor & Co. into Fortis Clearing Americas LLC was finalised, substantially increasing our clearing activities on the US equity, futures and options markets.

Clearing, Funds & Custody expanded its fund administration business by acquiring Hedge Fund Services, the largest fund administrator in the British Virgin Islands.

2007 Focus

- Further grow product capabilities and geographical expansion in custody, clearing and fund administration
- Build solid position in prime brokerage business; become a strong service provider to the hedge fund industry

Did you know that Fortis... is a prominent provider of trust and corporate services? Our trust network is one of the largest in the world, with a presence in 18 countries and around 1,000 employees.

Employees (in FTEs x 1,000)


15
10
5
0
5.4
6.1
8.0
3.9
4.2
5.0
2004
2005
2006
Merchant Banking
Commercial & Private Banking

Outstanding loans to customers (in EUR billion)


200
160
120
80
40
0
49
54
62
90
125
117
2004
2005
2006
Merchant Banking
Commercial & Private Banking

Funds under management (in EUR billion)


100
80
60
40
20
0
52.3
69.8
79.0
2004
2005
2006

Corporate, Institutional & Public Banking

is responsible for the global relationship management of corporate, institutional and public-sector clients.

2006 Operational highlights

While our success with several major European clients confirms the positive momentum we have achieved in our home markets, we also focused on geographical diversification further afield with selected clients. Close cooperation across business lines enhanced cross-selling both geographically and in terms of products and skills. An example is the financing of a US equity sponsor in the acquisition of a listed European conglomerate active in the food, beverages and consumer goods sector.

We acted as arranger for a syndicated term loan and revolving facility for the third largest player in the ports and logistics industry. And we played an important role in the capital increase of one of the world's leading suppliers of cement and aggregates.

Lastly, we assisted a European organisation with a long-term financing requirement to secure its pension fund's commitments.

2007 Focus

- Consolidate our leading positions in the Benelux markets and aim for a tier 1 or top foreign bank position in other selected locations
- Deepen the relationship with our clients through a holistic approach to their needs
- Tailor servicing based on potential, strategic and profitability-based segmentation

Energy, Commodities & Transportation (ECT)

offers financial solutions to three industry sectors in which we have a strong regional or global leadership position.

2006 Operational highlights

As a global leader in wind energy, Fortis has successfully expanded its product and service offering, including tax equity investments in the US and long-term power price hedging for wind energy projects.

The acquisition of Cinergy Marketing & Trading, a top 10 trader of physical gas and power in the US, will generate innovative opportunities to deliver better solutions to our clients. It will also serve as a source of diversification and growth, thanks to CMT's scalable physical platform along with Fortis's marketing and structuring capabilities.

The growing volume of global trade and rising commodity prices helped the Metals, Energy and Agriculture commodity teams to boost their market shares in an increasingly competitive market. The expanded product range allowed Commodities to further deepen the relationship with its customers.

Transportation was highly active in the syndicated loan market and in advisory and capital markets, concluding deals with major players on the international shipping market. For TAL International, Fortis structured the largest and most successful issuance of asset-backed securities of container equipment ever.

2007 Focus

- Focus on added-value products for energy, commodity and transportation clients along the value chain
- Follow our clients in their expansion by further broadening Fortis's service offering
- Continue to grow in emerging markets

"Strong positions in our home market and in global niches are the basis for future growth. Going forward we will concentrate on deepening our market penetration in selected countries in Europe and continuing the rollout of our model in the US and Asia."

Filip Dierckx, CEO Merchant & Private Banking



Client-segmented business lines

Commercial Banking

aims to be the partner of choice for Europe-oriented medium-sized enterprises by offering value-added solutions through a cohesive network of Business Centres.

2006 Operational highlights

We continued to expand our European Business Centre network by strengthening our presence in France, Germany and the UK, and by extending geographical coverage to Denmark, Sweden and Greece. That brings our network to a total of 125 Business Centres across 19 countries Europe-wide and in China.

2007 Focus

- Deepen market penetration within existing footprint and accentuate focus on priority customers in Europe and Turkey
- Strengthen delivery of added-value products
- Tailor service delivery to customer profitability

Private Banking

offers integrated, worldwide asset and liability management solutions to high net worth individuals, their businesses and their advisors.

2006 Operational highlights

As a global player in the private wealth management arena, we enhanced our offering with services such as tailor-made yacht financing and cross-border mortgages. These solutions dovetail perfectly with the 'enterprise and entrepreneur' concept. We also focused on expanding our wealth structuring solutions to meet the specific needs of entrepreneurs, alongside the established service offering to traditional clients.

The integration of the former Dryden organisation into Fortis was completed. Teams have moved to common locations, and we have introduced products and services to the client bases.

Offices were opened in Poland, Russia and the Netherlands.

2007 Focus

- Further strengthen and expand the service offering to meet growing client needs
- Bolster position in selected markets

'Enterprise and entrepreneur', the common concept of Commercial Banking and Private Banking

2006 Operational highlights

In the fourth quarter we launched our service offering for the enterprise and the entrepreneur in six European countries. These products meet the needs of entrepreneurs, their families and their advisors, helping them to expand their business internationally and offering them integrated global solutions.

The 'enterprise and entrepreneur' approach differentiates us in the market and has already produced results in cross-business referrals to Private Banking Wealth Management services.

2007 Focus

- Further develop the unique 'enterprise and entrepreneur' concept, offering entrepreneurs solutions to their personal and professional banking needs

Merchant & Private Banking

Ambition

We want to achieve double-digit profit growth by further leveraging our core client relationships, by becoming Europe's leading cross-border bank serving both enterprises and entrepreneurs, and by expanding in identified customer and product niches and selected geographies. At the same time, we plan to maintain tight control of our risk exposure.

Business profile

Merchant & Private Banking encompasses a wide range of banking products and skill-oriented financial services for large international companies and institutional clients, medium-sized enterprises and entrepreneurs, and private banking clients. We boast a strong client franchise in the Benelux region and in selected European markets. Our solid regional or even global position in many of our products and skills means we are excellently placed to capture growth.

Business strategy

We will pursue our focused growth strategy by combining our key client relationships and strong product franchises with identified growth opportunities. In other words, we will continue to build on our client-centric approach and leverage our core competences and strengths. International expansion is a cornerstone of our growth strategy. Where we go and what we do always supports targeted expansion of our clients and products or skills. Three key levers will allow us to achieve our objectives: revenue growth, cost efficiency and risk management.

- On the revenue side, we will continue to apply and fine-tune client-focused segmentation and a tailored offering in order to raise cross-selling. Our efforts will focus on the following growth drivers:
  - Our unique 'enterprise and entrepreneur' concept, which is built on skill-driven services and caters to the professional and personal banking needs of the entrepreneur;
  - Energy, Commodities & Transportation, where we benefit from extensive knowledge of the sector and from profitable cross-selling spanning the entire value chain;
  - Services to professional traders and to hedge funds and other institutional investors, where we will benefit from the growing importance of alternative asset management;
  - The institutional market, with its rapidly increasing demand for complex solutions and swift rollout of derivatives and structured products;
  - Private banking business for high net worth individuals, whom we will serve with a combination of strong investment services and asset and liability management solutions;
  - Specialised financial services, such as leasing, commercial finance, trade finance, cash management, trust and corporate services, driven by rising demand for high-quality specialised services and growing demand in emerging markets.
- We will further tighten cost efficiency by continuously optimising our back-office operations and IT infrastructure, and by raising the productivity of our front-office staff.
- We will actively manage our risk exposure by ensuring controlled growth in risk-weighted commitments and by further improving our risk management organisation, processes, methods and tools.

Key performance indicators

		Target for 2004-09 (CAGR)		2004-06 performance	Target for 2006-11 (CAGR)
Total revenues	Merchant Banking	5-10%	✓	25%	at least 10%
	Commercial & Private Banking	7-9%	✓	17%	
Operating costs	Merchant Banking	2-6%	✓	7%	
	Commercial & Private Banking	5-7%	✗	16%	
Operating leverage	Merchant Banking	>250 bp	✓	18%	
	Commercial & Private Banking	>250 bp	✗	1%	
Net profit	Merchant Banking	>10%	✓	69%	at least 13%
	Commercial & Private Banking	>10%	✓	17%	

impairments for SME business in accordance with Basel II guidelines. Underlying credit provisioning remained low at 21 basis points.

Expenses

Our growth plans both in our home market and on a European scale obviously have implications for costs. Total expenses in 2006 rose 14% above the previous year's level, with half of the increase attributable to the recent acquisitions. Scope changes account for 50% of the EUR 138 million increase in staff expenses (up 12%), with the balance made up by FTE transfers in Belgium and the Netherlands and higher staff costs at Fortis Investments due to new hiring and higher bonuses, which were only partly offset by a reversal of provisions in Belgium and the Netherlands.

Other expenses climbed 36% (up EUR 138 million), or 17% excluding scope changes, reflecting investments in Consumer Finance, higher marketing costs in the Netherlands, and higher one-off expenses at Fortis Investments. Allocated expenses rose 9%, due to higher IT investments.

Net profit

Net profit at Retail Banking passed the EUR 1 billion mark in 2006, climbing to EUR 1,090 million, up 26% on 2005. Excluding the consolidation of Consumer Finance Germany and Retail Banking Turkey, total income growth (+11%) significantly outpaced cost growth (+6%), which was reflected in a 570 basis-point organic operating leverage.

Fortis Investments had a very strong year, posting net profit of EUR 87 million, 65% higher than in 2005.

Funds under management

Funds under management at Retail Banking advanced by an impressive 16% year-on-year to EUR 128 billion. Net inflow for the year at Fortis Investments came to EUR 10 billion, generated by considerable new institutional business across all key geographies, and also underpinned by continued growth in the wholesale/retail segment. At product level, fixed-income and structured products remained the main contributors to net inflow. Fund performance for 2006 was favourable, with around two thirds of the funds delivering above-benchmark performance.

Accolades

Retail Banking

- Best Bank in Belgium and in Luxembourg (*Euromoney*, July 2006), for the sixth time in a row
- Bank of the Year 2006 in Belgium (*The Banker*, December 2006)
- Best Bank in Luxembourg (*Global Finance*, March 2006)
- MAPIC Award for Credit4me, our innovative credit shop concept in Germany, for its outstanding retail concept and its exceptional and dynamic growth (MAPIC trade fair for retail real estate, November 2006)
- Fortis in Turkey awarded ThinkMarketing Grand Prix in September for its successful rebranding campaign and related marketing efforts. It also received the Grand Jury Award at the 2006 Interactive Marketing Awards in November, for its successful execution of the brand launch campaign on the web.

Fortis Investments

- Jubilee Award, for winning the most prizes in ten years (*Super Tijd* Awards Belgium, February 2006)
- Credit End-User of the Year Award (2006 Derivatives Week Deal Awards, November 2006)

Financial performance

Retail Banking results

(in EUR million)	**2006**	2005	change
Total income, net of interest expense	4,806	4,194	15%
Change in impairments	(150)	(130)	15%
Net revenues	4,656	4,064	15%
Expenses	(3,142)	(2,758)	14%
Profit before taxation and minority interests	1,514	1,306	16%
Income tax expense	(424)	(444)	-5%
Minority interests	0	0	
Net profit	1,090	862	26%
Cost/income ratio	65.4%	65.8%	
RARORAC	27%	26%	
Operating leverage	0.7%	10.2%	
Funds under management (in EUR billion, year-end)	128	111	16%

Retail Banking (in EUR million)



5,000
4,000
3,000
2,000
1,000
0
+15%
3,431
4,064
4,656
+14%
2,557
2,758
3,142
+26%
641
862
1,090
Net revenues
Expenses
Net profit
2004
2005
2006

Business environment
In a customer-driven business like Retail Banking, anticipating changing customer needs is of prime importance. Customers increasingly expect a tailor-made and personalised service offering. We offer just that with our segment-driven customer approach and multi-channel distribution network.

Heightened regulatory discipline across Europe, with SEPA, Basel II and MiFID, has made compliance one of the cornerstones of our activities. Consumer protection measures such as customer identification, transparency, explicit risk profile confirmation and basic banking service protection place greater responsibility on banks and require the flexibility and innovative strength found at Retail Banking. Several European countries have intensified regulatory supervision on consumer finance activities by capping the interest rates charged on consumer credit. Regulators in Belgium, the Netherlands and Poland focus mainly on the subprime consumer segments. Thanks to Fortis Consumer Finance's pricing strategy, its business has been only marginally affected.

These converging regulations also present opportunities, as they allow the creation of a cross-border information technology platform. The rollout of a harmonised platform will enable Retail Banking to serve a huge number of customers in many countries while complying with different local regulations.

Revenues
Total revenues advanced 15% in 2006. Net interest income for 2006 was up 7% on the previous year, driven by recent acquisitions. Excluding the EUR 170 million impact of the consolidation of Consumer Finance Germany and Retail Banking Turkey, net interest income remained stable as margin pressure in the Benelux countries was balanced by volume growth.

Net commissions and fees for full-year 2006 rose 25% to EUR 1,362 million. Excluding acquisitions, they still clocked in at 19% above the previous year's level. The steep rise can be attributed to higher asset management fees in our Belgian distribution network, the strong performance of Fortis Investments (contributing EUR 93 million to the increase) and the EUR 83 million result-related commission payment on insurance sales received from Fortis Insurance Belgium.

Other income increased 41% compared with 2005, thanks to higher ALM results.

The change in impairments was 15% or EUR 20 million higher than in 2005. This increase mainly reflects the acquisitions made in Turkey and Germany and a change in the method used to compute incurred but not reported

Affluent and Professionals & Small Businesses

serves the personal banking, professionals and small business segments.

2006 Operational highlights

Our focus on personal banking continued to deliver success. In 2006, our offering in Belgium attracted more than 5,000 new customers with investable assets above EUR 250,000, accounting for 36% of total net new money intake.

In the Netherlands, Retail Banking introduced the SME Private Package, which combines personal and business accounts for professionals and small enterprises.

2007 Focus

- Export our proven models outside Benelux
- Transfer Personal Banking skills to developing countries

Fortis Investments

is our autonomous asset manager with 20 investment centres across Europe, the US and Asia. Fortis Investments serves a global range of locally-based institutional and wholesale/retail investors.

2006 Operational highlights

Fortis Investments witnessed strong sales activity, with impressive growth across both institutional and wholesale/ retail channels, thanks to robust investment performance and value-adding client service. Funds under management rose 15% to EUR 121 billion at year-end 2006; net inflow excluding market effect in 2006 reached EUR 10 billion.

We launched several innovative products in areas like socially responsible investment (SRI) and structured credit (collateralised debt obligations – CDOs).

In October, we signed an agreement with CIT Finance Investment Bank to establish a Russian asset management joint venture. The joint venture will service both Russian and international investors, offering a range of domestic and international asset management solutions in Russia, the CIS markets and beyond.

In recognition of ever-increasing global investor demand for fund of hedge funds products across its client base, Fortis Investments enhanced its offering by acquiring a 70% majority stake in Cadogan, a leading US fund of hedge funds platform. The new business, into which the existing fund of hedge funds activity was integrated, has combined funds under management of USD 3.7 billion, managed on behalf of a diverse client base across North America, Europe and Asia; the acquisition provides us with the necessary critical mass in this increasingly important asset class.

We formally underlined our commitment to supplying the full chain of investment services to our clients globally by establishing a fiduciary management capability in November 2006.

2007 Focus

- Consolidate our presence in our core markets: Benelux and France
- Continue to push into new markets, both developed and developing
- Continue the development of new products to support the solutions-based sales approach

Retail Banking Turkey

offers banking and insurance services to the retail customer segment in Turkey.

2006 Operational highlights

The integration and rebranding into Fortis were completed, and the local strategy is now being implemented at full speed. We opened 40 branches in 2006, in line with our aim to have around 300 branches by 2009, and hired 460 FTEs.

2007 Focus

- Increase volumes and profitability
- Leverage Fortis networks for consumer finance

Retail Banking Rest of the World

offers banking services adapted to our market position and local opportunities.

2006 Operational highlights

In Luxembourg, we successfully adapted our strategy to the changed fiscal environment.

In Poland, we increased our retail distribution presence throughout the country through branch expansion and external growth. We also launched successful commercial campaigns in mortgage lending and personal banking.

In France, we focused mainly on the entrepreneur and the SME segment.

2007 Focus

- Improve sales capacity, processes and coverage in Poland

Mass Retail and Consumer Finance

serves mass retail and consumer finance customers.

2006 Operational highlights

Consumer finance is one of our drivers of accelerated growth. In 2006 we integrated Von Essen Bank and started rolling out credit shops in Germany and Poland. In Belgium we tested the new distribution concept of credit corners, which displayed clear upside potential in consumer finance. We also entered into four co-branding deals with external parties. In October, we took an important step in the international rollout of our consumer finance activities by signing an agreement to acquire 100% of Dominet, a Polish retail bank specialised in consumer finance.

Consumer Finance also launched a personalised picture card offering to customers in Poland and the Netherlands and has started to introduce it to German customers through the Credit4me shop network.

Harmonisation of international regulations has enabled us to create a cross-border platform serving mass retail customers in several different countries. Selecting a provider of integrated core banking systems was the first step in a series of agreements to build a cross-border IT platform that will allow the bank to standardise its processes across its European operations and that will encourage collaboration across divisions. The bank will implement the system in stages, with operations in the Netherlands expected to go live at the end of 2008.

In distribution, where customer convenience is key, we are combining proven distribution networks with new distribution models. Our customers in the Benelux countries have access to some 1,300 retail branches. Additionally, we are installing a network of cash points at strategic locations throughout Belgium.

An ever-growing number of customers in the Benelux countries are using our online banking services: around 1.1 million customers in Belgium, up 20% on year-end 2005, and close to 350,000 retail customers in the Netherlands. Use of our efficient and user-friendly internet platform frees up our branch staff to reinforce customer relationships.

2007 Focus

- In Ireland, our financial services joint venture with An Post (1,400 post offices, 2,800 PostPoint agents and some 2 million customers) aims to become a leading market player with a full retail product offering
- Invest in new distribution models, such as credit shops (smaller sized points of sale) and cash points (a target of 70 in Belgium by the end of 2007)

"We have made giant strides in the past two years towards internationalising our company throughout the enlarged Europe. And we intend to go on adding value as our scope broadens."

Jos Clijsters, CEO Retail Banking



Funds under management
(Retail Banking, in EUR billion)


150
125
100
75
50
25
0
73
78
90
111
128
2002
2003
2004 IFRS
2005 IFRS
2006 IFRS

Employees
(in FTEs, x 1,000)


18
15
12
9
6
3
0
14.5
14.2
17.0
2004
2005
2006

Online banking
(number of contracts, x 1,000)


1,800
1,500
1,200
900
600
300
0
2002
2003
2004 IFRS
2005 IFRS
2006 IFRS

□ Belgium ■ Netherlands ■ Luxembourg ■ Turkey

Retail Banking Belgium

offers banking and insurance services to the retail customer segment in Belgium.

2006 Operational highlights

We focused on key areas to maintain our market leadership and to deliver positive bottom-line impact.

We strengthened our position in the independent professionals and small businesses markets by decentralising authority and offering differentiated pricing.

Our personal banking approach for upscale retail customers proved successful.

We further improved our value proposition through product innovation, examples of which are energy-linked personal loans for home renovation and low-fuel consumption cars. And we added 24 automated branches to our channel network.

All these efforts helped to raise customer satisfaction in the branches over the past two years from 66% to 72%.

2007 Focus

- Sustain our market leadership position
- Enhance revenues
- Further increase sales productivity/efficiency
- Strengthen focus on consumer finance
- Maintain cost control

Retail Banking Netherlands

offers banking and insurance services to the retail customer segment in the Netherlands.

2006 Operational highlights

The Direct Service distribution concept is unique to the Netherlands. Customers visiting a branch are actively encouraged to do their daily banking business via automated channels, and personal assistance is offered when needed.

The online banking channel was upgraded through the introduction of a more sophisticated investment tool.

The promotion of mortgages at branches and through direct channels translated into greater market share.

In the SME segment, we pursued sustainable growth by focusing on both the enterprise and the person behind the business.

2007 Focus

- Continue focus on customer segments
- Maintain cost control
- Empower the sales organisation

Retail Banking

Ambition

We want to be the number one bank among retail customers and have centred our service model and culture around them accordingly. We believe that our differentiated customer approach and our multi-channel strategy will strengthen the relationship with our customers, benefiting them and our business.

Business profile

We offer our financial services to retail customers – individuals, self-employed people, members of the independent professions and small businesses – through our international Retail Banking business. This business has an extensive European footprint and contributes significantly to Fortis's overall results. We operate through a variety of distribution channels in the Benelux countries to deliver service and advice on every aspect of banking, saving, investment, credit and insurance. Our extensive retail portfolio in Turkey is served by a comprehensive and tailored product offering. In Germany, meanwhile, we focus on credit cards and consumer lending at innovative credit shops. Affluent customers and small businesses are the target groups of Fortis in Poland, while the recent acquisition of Dominet will allow us to rapidly roll out our consumer finance business in this market. In Ireland, finally, we are developing a financial services joint venture with An Post.

With over 17,000 employees, Retail Banking accounts for 24% of Fortis's net profit. We provide a wide range of integrated financial and insurance solutions to more than six million customers via an array of proprietary and third-party distribution channels. Our proprietary channels include 1,600 branches, 2,511 Selfbank terminals and ATMs, online banking, telephone banking and call centres. Third-party distribution covers independent brokers (in Poland and the Netherlands) and non-financial outlets such as post offices and car dealers.

Business strategy

Our strategy at Retail Banking is to continuously align our services and distribution channels with what our customers want and expect. It is by raising customer satisfaction in this way that we will be able to sustain our profitable growth track. By pursuing a segmented customer approach towards mass retail clients, affluent individuals, professionals and small businesses, we aim to grow in both mature and developing markets. Different models for growth based on our key strengths will be adapted to each specific market and customer segment:

- In mature markets where we are market leader, like Belgium and Luxembourg, we will continue to focus on our customers by differentiating between segments, selectively deepening relationships, enhancing our service culture and offering integrated, multi-channel accessibility.
- In the Netherlands, where we are a market challenger, we aim to fuel growth through a tailored service offering and a concentrated focus on affluent and SME customers, while constantly innovating our distribution approach.
- In fast-growing segments and developing markets, we need to rapidly exploit our existing and new positions. We entered the German market in 2006, where we are swiftly rolling out our consumer finance activities. In Poland, we are focusing on the SME market and upscale individual customers while expanding our consumer finance operations. In Turkey, meanwhile, we are building a full-fledged mass retail franchise. And we are drawing on our expertise in Belgium to develop a postal banking franchise in Ireland through our joint venture with An Post.

Key performance indicators

	Target for 2004-09 (CAGR)		2004-06 performance	Target for 2006-11 (CAGR)
Total revenues	3-5%	✓	16%	9-11%
Operating costs	0-2%	✗	11%	5-7%
Operating leverage	>250 bp	✓	550 bp	
Net profit	>10%	✓	41%	>11%

Support functions

Our aim at Fortis is to achieve sustainable growth while maintaining a firm focus on excellence and efficiency.

Our recipe for success is based on our enhanced operating model, the key ingredients of which are three client-centric businesses and five support functions (which we call 'business enablers'). Together the businesses and the support functions form the backbone of Fortis, a dynamic company that is greater than the sum of its parts.

In our journey towards becoming one company under one flag, we have concentrated our efforts on creating one strong Fortis brand, aligning all communication in support of our new identity.

For a financial services provider branding is crucial. Our business is about providing services, establishing relationships built on trust, acting with integrity and delivering top-performing products. The brand has to be nurtured at all times, and consistency and continuity at all customer touch points are vital.

In the past 15 months we have Fortis-rebranded most of our core activities. In early 2006 we launched an international brand campaign as part of our new identity. The squared symbol and the 'Getting you there' campaign promise are a statement of how Fortis people act as an accelerator in helping our customers realise their dreams, plans and ambitions.

In one year's time, prompted brand awareness in Europe has risen to around 61%. Customers clearly see us as a bank and insurer with a proven track record in providing enterprises and entrepreneurs with professional advice and first-rate customer service.

"Through great collaboration, we have made huge steps towards our goal of creating one Fortis brand. We are increasingly consistent in the messages we deliver and how we deliver them. In this way, the customers at the heart of our business always know what we stand for and what they can expect from us, regardless of where they are in the world."

Adrian Martorana, General Manager Global Branding & Communications



Fortis recruited more than 9,300 people worldwide in 2006.

By the end of 2007, around 3,000 managers will have participated in a three-day leadership training course, the largest executive programme in Europe.

That's how much the Fortis brand is worth according to the renowned consultancy specialists of Brand Finance.



Consolidated income statement[1]

(in EUR million)	**2006**	2005	2004	2004 (pro forma)
Income				
Interest income	72,583	66,845	54,223	54,223
Insurance premiums	13,984	12,919	11,576	11,576
Dividend and other investment income	996	918	845	845
Share in result of associates and joint ventures	198	157	204	204
Realised capital gains (losses) on investments	1,137	1,642	1,580	1,580
Other realised and unrealised gains and losses	1,362	878	(940)	20
Fee and commission income	3,734	3,124	2,733	2,733
Income related to investments for unit-linked contracts	1,929	3,224	1,129	1,129
Other income	679	712	577	577
Total income	**96,602**	**90,419**	**71,927**	**72,887**
Expenses				
Interest expense	(65,121)	(60,227)	(47,966)	(47,966)
Insurance claims and benefits	(13,151)	(11,788)	(10,721)	(10,721)
Charges related to unit-linked contracts	(2,374)	(3,709)	(1,092)	(1,092)
Change in impairments	(194)	(235)	(380)	(380)
Fee and commission expense	(1,922)	(1,615)	(1,516)	(1,516)
Depreciation and amortisation of tangible and intangible assets	(576)	(548)	(469)	(469)
Staff expenses	(4,485)	(4,291)	(3,778)	(3,778)
Other expenses	(3,336)	(2,856)	(3,116)	(3,116)
Total expenses	**(91,159)**	**(85,269)**	**(69,038)**	**(69,038)**
Profit before taxation	**5,443**	**5,150**	**2,889**	**3,849**
Income tax expense	(1,030)	(1,164)	(510)	(827)
Net profit for the period	**4,413**	**3,986**	**2,379**	**3,022**
Net profit attributable to minority interests	62	45	26	27
Net profit attributable to shareholders	**4,351**	**3,941**	**2,353**	**2,995**

[1] 'Net profit' in this Annual Review corresponds to the 'net profit attributable to shareholders' as reported in this table and in the Financial Statements; 'net profit before results on divestments' corresponds to 'net profit attributable to shareholders' minus the results (net of tax) realised on major divestments by Fortis. The consolidated income statement for 2004 relates to pro forma figures: the item 'other realised and unrealised gains and losses' includes a EUR 960 million pro forma pre-tax result for fair value hedges and the item 'income tax expense' includes a EUR 318 million pro forma additional tax expense. These pro forma figures have not been audited by the external auditors.

For information on our consolidation scope and valuation rules, see our 2006 Financial Statements.

Consolidated balance sheet (before appropriation of profit)

(in EUR million)		**31 December 2006**		31 December 2005		31 December 2004
Assets						
Cash and cash equivalents		20,413		21,822		25,020
Assets held for trading		70,215		62,705		60,320
Due from banks		90,131		81,002		64,197
Due from customers		286,459		280,759		227,834
Investments:						
• *held to maturity*	*4,505*		*4,670*		*4,721*	
• *available for sale*	*186,428*		*179,020*		*153,543*	
• *held at fair value through profit or loss*	*6,600*		*5,127*		*3,391*	
• *investment property*	*3,047*		*2,546*		*2,304*	
• *associates and joint ventures*	*1,854*		*1,706*		*2,209*	
		202,434		193,069		166,168
Investments related to unit-linked contracts		28,749		25,667		16,853
Reinsurance and other receivables		9,187		9,557		6,545
Property, plant and equipment		3,522		3,197		3,133
Goodwill and other intangible assets		2,261		1,922		672
Accrued interest and other assets		61,858		49,294		43,343
Total assets		**775,229**		**728,994**		**614,085**
Liabilities						
Liabilities held for trading		64,308		50,562		51,483
Due to banks		177,481		175,183		121,037
Due to customers		259,258		259,064		224,583
Liabilities arising from insurance and investment contracts		59,764		56,109		48,940
Liabilities related to unit-linked contracts		29,156		26,151		17,033
Debt certificates		90,686		77,266		71,777
Subordinated liabilities		15,375		13,757		13,345
Other borrowings		2,149		1,699		2,861
Provisions		817		907		852
Current and deferred tax liabilities		2,733		3,629		3,464
Accrued interest and other liabilities		51,951		45,011		43,033
Total liabilities		**753,678**		**709,338**		**598,408**
Shareholders' equity		20,644		18,929		15,337
Minority interests		907		727		340
Total equity		**21,551**		**19,656**		**15,677**
Total liabilities and equity		**775,229**		**728,994**		**614,085**

Fortis has communicated on its solvency using the net core capital/cap/floor model since 1998. Fortis's net core capital remained between the cap and the floor throughout this period, thereby balancing the interests of shareholders and bondholders. There are, however, some limitations to this model that have prompted us to introduce a new model based on target capital. The new model provides greater insight into the situation at the Banking and Insurance level, gives guidance regarding future capital management actions, is in line with market practice and is consistent with the regulators' view of capital.

The new model consists of three components:

- A Fortis Bank capital target set at a Tier 1 ratio of 7%, which includes 1% of hybrid capital
- A Fortis Insurance capital target set at 225% of the regulatory minimum, which includes 50% of hybrid capital
- A group leverage target (at General) set at 15% of the total core equity of Banking plus the core equity of Insurance

The three components together result in a group core equity target. The multiple compared with regulatory capital targets is based on extensive analysis and set at a level that satisfies requirements by both regulatory supervisors and rating agencies, assuming AA-range ratings for core operations. Internal risk views based on stress scenarios have also been taken into account in these capital targets, which are based on the current risk profile of Fortis's operations. A change in risk profile could result in a change of targets.

Solvency: key performance indicators

(in %, at year-end)	**2006**	2005	2004 (pro forma)
Net core capital as % of Fortis floor	126%	120%	123%
Net core capital as % of legally required minimum	198%	189%	196%
Tier 1 ratio	7.1%	7.4%	8.3%
Total capital ratio	11.1%	10.5%	11.6%

Solvency

(in EUR million)	**31 December 2006**	31 December 2005	31 December 2004	change 2006/05
Shareholders' equity	**20,644**	**18,929**	**15,337**	**9%**
Net core capital	**27,133**	**23,126**	**20,052**	**17%**
Solvency requirements:				
• Floor	21,547	19,300	16,371	12%
• Cap	27,008	24,238	20,679	11%
Bank:				
• Risk-bearing capital	26,664	22,210	19,969	20%
• Risk-weighted commitments	240,105	212,095	172,391	13%

General (including eliminations)

The unusually high net profit for 2005 reflects the positive impact of the divestment of Assurant in the first quarter of that year. Excluding this transaction, the negative result for 2006 increased EUR 57 million to EUR 218 million compared with 2005. The net decrease is the result of several offsetting elements. Positive contributors were EUR 91 million in surrender penalties received from group entities owing to early loan repayments and lower eliminations of treasury share revenues.

Negative elements were higher financing charges due to the acquisition of Fortis Bank Insurance from Fortis Bank Belgium in the context of the Fortis Insurance Belgium merger, a lower positive change in the fair value of the mandatory exchangeable bond convertible into Assurant shares (EUR 52 million compared with EUR 76 million last year) and higher costs related to the promotion of the Fortis brand.

Solvency

Fortis's net core capital stood at EUR 27.1 billion at year-end 2006, or 126% of the internal minimum requirement (floor). Net core capital excludes any unrealised capital gains on the bond portfolio, goodwill and other intangible assets and any elements of embedded value, but includes unrealised gains on real estate and hybrid Tier 1 loans. Compared with year-end 2005, net core capital advanced EUR 4.0 billion as a result of retained profit (EUR 2.8 billion), the revaluation of equities (EUR 1.2 billion), the issue of a new hybrid loan of EUR 0.5 billion, adverse movements in currency translation reserves, and the reversal of non-trade derivatives and hedge accounting.

The Tier 1 ratio of Fortis Bank decreased from 7.4% at year-end 2005 (calculated based on Belgian accounting principles) to 7.1% at the end of December 2006 (based on IFRS). The positive impact of retained profit after dividends, the sale of FB Insurance to Fortis Insurance and the transfer of preference shares in Fortis Insurance to Fortis Utrecht were more than offset by the impact of the implementation of IFRS, the 13% rise in risk-weighted commitments driven by the 14% underlying increase in loans to customers, and growth of committed credit lines to customers and the smaller proportion of reverse repurchase agreements in the mix of loans to customers. The increase in risk-bearing capital can be attributed to the profit for the year less dividends paid by the bank, the issue of new subordinated loans and the transfer of FB Insurance.

General (including eliminations)

(in EUR million)	**2006**	2005	2004 (pro forma)	change 2006/05
Total income	**(399)**	**125**	**(37)**	*
Change in impairments				
Net revenues	**(399)**	**125**	**(37)**	*
Technical charges	161	162	192	-1%
Staff expenses	(49)	(53)	(58)	-8%
Other expenses	28	5	(39)	*
Total expenses	**140**	**114**	**95**	**23%**
Profit before taxation	**(259)**	**239**	**58**	*
Income tax expense	52	43	60	21%
Minority interests	11	0	2	*
Net profit	**(218)**	**282**	**116**	*
Results on divestments	0	443	422	-100%
Net profit before results on divestments	**(218)**	**(161)**	**(306)**	**36%**

Non-life
Gross written premiums at Non-life advanced 5% to EUR 5,033 million. This growth reflects higher volumes at Insurance International and Insurance Belgium, which more than compensated for a slight decline in the Netherlands resulting from our decision not to participate in the price war in medical expenses insurance. All product segments contributed to year-on-year volume growth. Sustained above-market growth rates in Belgium and the successful affinity marketing strategy in the UK pushed up gross written premiums at Property & Casualty by 7%. Gross written premiums at Accident & Health came in 3% higher, benefiting from strong healthcare growth in Belgium and commercial campaigns for health products in Portugal.

Non-life technical results climbed 7% to EUR 573 million, thanks to volume growth and a stable combined ratio of 96.1%.

This excellent performance was driven by Accident & Health and Motor in the Netherlands, which more than compensated for lower results at Fire. The Dutch Accident & Health line has an exceptionally strong combined ratio of 82.5%, due to selective underwriting and a benign claims environment. For Fortis as a whole, the combined ratio for Property & Casualty increased only slightly from last year's low and now stands at 98.4%, with better technical results at Motor failing to fully offset the higher claim frequency at Fire. Fortis Corporate Insurance continued its strong underwriting performance. Thanks to these favourable developments, net profit grew 4% to EUR 496 million.

A violent storm ('Kyrill') caused widespread damage across Western Europe in January 2007. Current estimates of the total claims for our non-life activities in the Netherlands, Belgium and the UK are around EUR 70 million before tax.

Insurance

(in EUR million)	**2006**	2005	2004 (pro forma)	change 2006/05
Life				
• Gross written premiums	9,147	8,256	6,668	11%
• Investment contracts without DPF	2,978	3,225	1,455	-8%
Gross inflow Life	**12,125**	**11,481**	**8,123**	**6%**
Gross written premiums Non-life[1]	**5,033**	**4,775**	**4,636**	**5%**
Operating costs	**(1,341)**	**(1,256)**	**(1,310)**	**7%**
Technical result				
• Life	638	691	577	-8%
• Non-life	573	537	411	7%
Allocated capital gains	206	206	151	0%
Operating margin	**1,417**	**1,434**	**1,139**	**-1%**
• Life	811	858	705	-5%
• Non-life	606	576	434	5%
Non-allocated other income and expenses	434	298	512	46%
Profit before taxation	**1,851**	**1,732**	**1,651**	**7%**
Income tax expense	(390)	(473)	(369)	-18%
Minority interests	41	34	10	21%
Net profit	**1,420**	**1,225**	**1,272**	**16%**
Results on divestments	0	0	145	
Net profit before results on divestments	**1,420**	**1,225**	**1,127**	**16%**

[1] Excluding EUR 503 million in gross written premiums from Assurant in January 2004 (for comparison purposes).

For more information about our insurance business, see pages 38-45 of this Annual Review.

Fortis

Rue Royale 20
1000 Brussels, Belgium
Telephone +32 (0)2 565 11 11
Fax +32 (0)2 565 42 22

Archimedeslaan 6
3584 BA Utrecht, The Netherlands
Telephone +31 (0)30 226 62 22
Fax +31 (0)30 226 98 38

info@fortis.com

www.fortis.com

END

18938/IE8941